     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 2012

                                                             FILE NO. 333-180757

                                                                       811-07273

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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  ------------

                                    FORM N-6

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO. 1                             /X/
POST-EFFECTIVE AMENDMENT NO.                              / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 77                                          /X/

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             SEPARATE ACCOUNT VL II

                           (Exact Name of Registrant)

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-3585

              (Depositor's Telephone Number, Including Area Code)

                                 LISA M. PROCH
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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
                                     PART A

LIBERTY VUL


FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES ISSUED BY:

HARTFORD LIFE INSURANCE COMPANY -- HARTFORD LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VL II OR

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II
P.O. BOX 2999
HARTFORD, CT 06104-2999

TELEPHONE: (800) 231-5453


PROSPECTUS DATED: JULY 16, 2012


                                                             [THE HARTFORD LOGO]

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This Prospectus describes information You should know before You purchase the
Liberty VUL insurance Policy (Policy). This prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company). Refer to Your Policy to identify which Policy You own. Please read it carefully before You purchase Your variable life insurance Policy. Some Policy features may not be available in some states.



Liberty VUL is a contract between You and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. Hartford Life and Annuity Insurance Company does not solicit or issue insurance products in New York. Refer to the first page of Your Policy for the name of the issuing company. The issuing company referred to in this prospectus as the Company. You agree to make sufficient premium payments to us, and we agree to pay a death benefit to Your beneficiary. The Policy is a flexible premium variable life insurance Policy. It is:



X Flexible premium, because generally, You may decide when to make premium payments and in what amounts.



X Variable, because the value of Your life insurance Policy will fluctuate with the performance of the Sub-Accounts You select and the Fixed Account.


The Policy offers a variety of Sub-Accounts. Each Sub-Account, in turn, invests in one of the following Underlying Funds.

AIM VARIABLE INSURNACE FUNDS

  Invesco V.I. Balanced Risk Allocation Fund -- Series I
  Invesco V.I. Core Equity Fund -- Series I
  Invesco V.I. Global Real Estate Fund -- Series I
  Invesco V.I. International Growth Fund -- Series I
  Invesco V.I. Mid Cap Core Equity Fund -- Series I
  Invesco V.I. Small Cap Equity Fund -- Series I

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

  AllianceBernstein VPS Balanced Wealth Strategy Portfolio -- Class B AllianceBernstein VPS International Value Portfolio -- Class B AllianceBernstein VPS Real Estate Investment Portfolio -- Class B AllianceBernstein VPS Small/Mid Cap Value Portfolio -- Class B

AMERICAN FUNDS INSURANCE SERIES

  American Funds Asset Allocation Fund -- Class 2
  American Funds Blue Chip Income and Growth Fund -- Class 2
  American Funds Bond Fund -- Class 2
  American Funds Global Bond Fund -- Class 2
  American Funds Global Growth and Income Fund -- Class 2
  American Funds Global Growth Fund -- Class 2
  American Funds Global Small Capitalization Fund -- Class 2
  American Funds Growth Fund -- Class 2
  American Funds Growth-Income Fund -- Class 2
  American Funds International Fund -- Class 2
  American Funds New World Fund -- Class 2

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

  Fidelity(R) VIP Contrafund(R) Portfolio -- Service Class 2 Fidelity(R) VIP Freedom 2010 Portfolio -- Service Class 2 Fidelity(R) VIP Freedom 2020 Portfolio -- Service Class 2 Fidelity(R) VIP Freedom 2030 Portfolio -- Service Class 2 Fidelity(R) VIP Mid Cap Portfolio -- Service Class 2 Fidelity(R) VIP Strategic Income Portfolio -- Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

  Franklin Flex Cap Growth Securities Fund -- Class 2
  Franklin Income Securities Fund -- Class 2
  Franklin Rising Dividends Securities Fund -- Class 2
  Franklin Small Cap Value Securities Fund -- Class 2
  Franklin Small-Mid Cap Growth Securities Fund -- Class 2
  Franklin Strategic Income Securities Fund -- Class 1
  Mutual Global Discovery Securities Fund -- Class 2
  Mutual Shares Securities Fund -- Class 2
  Templeton Developing Markets Securities Fund -- Class 1
  Templeton Foreign Securities Fund -- Class 2
  Templeton Global Bond Securities Fund -- Class 2
  Templeton Growth Securities Fund -- Class 2

HARTFORD HLS SERIES FUND II, INC.

  Hartford Growth Opportunities HLS Fund -- Class IA
  Hartford U.S. Government Securities HLS Fund -- Class IA

HARTFORD SERIES FUND, INC.

  Hartford Capital Appreciation HLS Fund -- Class IA
  Hartford Disciplined Equity HLS Fund -- Class IA

  Hartford Dividend and Growth HLS Fund -- Class IA
  Hartford Global Growth HLS Fund -- Class IA
  Hartford Global Research HLS Fund -- Class IA
  Hartford Growth HLS Fund -- Class IA
  Hartford High Yield HLS Fund -- Class IA
  Hartford Index HLS Fund -- Class IA
  Hartford International Opportunities HLS Fund -- Class IA
  Hartford Money Market HLS Fund -- Class IA
  Hartford Small Company HLS Fund -- Class IA
  Hartford Total Return Bond HLS Fund -- Class IA
  Hartford Value HLS Fund -- Class IA

LORD ABBETT SERIES FUND, INC.

  Lord Abbett Bond-Debenture Portfolio -- Class VC
  Lord Abbett Fundamental Equity Portfolio -- Class VC
  Lord Abbett Growth and Income Portfolio -- Class VC

MFS(R) VARIABLE INSURANCE TRUST

  MFS(R) Growth Series -- Initial Class
  MFS(R) Investors Trust Series -- Initial Class
  MFS(R) Research Bond Series -- Initial Class
  MFS(R) Total Return Series -- Initial Class
  MFS(R) Value Series -- Initial Class

PUTNAM VARIABLE TRUST

  Putnam VT Equity Income Fund -- Class IB
  Putnam VT Investors Fund -- Class IB
  Putnam VT Voyager Fund -- Class IB

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Policy and its features may not be available for sale in all states. This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.


This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov). Prospectuses for the Underlying Funds can be obtained from Your financial professional or by logging on to www.hartfordinvestor.com. The prospectuses contain detailed information, including risks, charges and fees, so please read it carefully before You invest or send money.


This life insurance Policy IS NOT:

-   a bank deposit or obligation;


-   federally Insured; or


-   endorsed by any bank or governmental agency.

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TABLE OF CONTENTS


                                                                           PAGE
--------------------------------------------------------------------------------
SUMMARY OF BENEFITS AND RISKS                                                  4
FEE TABLES                                                                     6
  Hartford Life Insurance Company                                              6
  Harford Life and Annuity Insurance Company                                   9
ABOUT US                                                                      16
  The Companies                                                               16
  The Separate Accounts                                                       16
  The Funds                                                                   16
  The Fixed Account                                                           22
CHARGES AND DEDUCTIONS                                                        22
YOUR POLICY                                                                   24
PREMIUMS                                                                      43
DEATH BENEFITS AND POLICY VALUES                                              46
MAKING WITHDRAWALS FROM YOUR POLICY                                           47
LOANS                                                                         48
LAPSE AND REINSTATEMENT                                                       48
FEDERAL TAX CONSIDERATIONS                                                    49
LEGAL PROCEEDINGS                                                             55
RESTRICTIONS ON FINANCIAL TRANSACTIONS                                        55
ILLUSTRATIONS OF POLICY BENEFITS                                              55
FINANCIAL INFORMATION                                                         55
GLOSSARY OF SPECIAL TERMS                                                     56
APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT
VALUES AND CASH SURRENDER VALUES                                              59
WHERE YOU CAN FIND MORE INFORMATION                                           64

4

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SUMMARY OF BENEFITS AND RISKS


This section contains a summary of the benefits available under the Policy and the principal risks of purchasing the Policy. It is only a summary and You should read the entire prospectus.


Please note that this prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company); the material differences in these policies are described throughout this prospectus.

BENEFITS OF YOUR POLICY


POLICY SUMMARY -- We will pay the Death Benefit to the named Beneficiaries upon the death of the Insured. You, as the Policy Owner, pay the Premiums for the Policy and name the Beneficiary. The Insured is the person whose life is Insured under the Policy. You allocate Premiums to the Underlying Funds and can accumulate Account Value on a tax-deferred basis. We deduct Policy fees and charges from the Premiums and the Account Value. You may access the Account Value through loans and withdrawals.



FLEXIBILITY -- The Policy is designed to be flexible to meet Your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums You pay.



DEATH BENEFIT -- While the Policy is in force and when the Insured dies, we pay a death benefit to Your beneficiary. You have three death benefit options available. Options A, B and C are available when You purchase Your Policy. Your death benefit will never be less than the Minimum Death Benefit. See Death Benefits and Policy Values.



- OPTION A (LEVEL OPTION): The death benefit is the current Face Amount. For policies with the LongevityAccess Rider, the death benefit option must be Death Benefit Option A on and after the Policy Anniversary closest to the Insured's 90th birthday in order to exercise the rider benefits.



- OPTION B (RETURN OF ACCOUNT VALUE OPTION): The death benefit is the current Face Amount, plus the Account Value on the date of the Insured's death.


- OPTION C (RETURN OF PREMIUM OPTION): The death benefit is the current Face Amount, plus the sum of the premiums paid. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $10 million.


The death benefit is reduced by any money You owe us, such as outstanding loans, loan interest, or unpaid charges. You may change Your death benefit option under certain circumstances. You may increase or decrease the Face Amount on Your Policy under certain circumstances.



INVESTMENT CHOICES -- You may invest in up to 20 different investment choices within Your Policy, from the available investment options and a Fixed Account. You may transfer money among Your investment choices, subject to restrictions.



PREMIUM PAYMENTS -- You have the flexibility to choose how You pay premiums. You can choose a planned premium when You purchase the Policy. You may change Your planned premium, subject to certain limitations.


RIGHT TO EXAMINE YOUR POLICY -- You have a limited right to return the Policy for cancellation after purchase. See "Your Policy and Contract Rights -- Right to Examine a Policy."


SURRENDER -- You may surrender Your Policy at any time prior to the maturity date for its Cash Surrender Value. (See "Risks of Your Policy," below).


LOANS -- You may use this Policy as collateral to obtain a loan from Us.


NO-LAPSE GUARANTEE -- Generally, Your death benefit coverage will last as long as there is enough value in Your Policy to pay for the monthly charges we deduct. Since this is a variable life Policy, values of Your Policy will fluctuate based on the performance of the underlying investment options You have chosen. Without the No-Lapse Guarantee, Your Policy will lapse if the value of Your Policy is insufficient to pay Your monthly charges. If the No-Lapse Guarantee is available and Your Policy Value is insufficient to pay Your monthly charges, we will waive any portion of the monthly charges that could not be collected. Therefore, when the No-Lapse Guarantee feature is available, the Policy will not lapse, regardless of the investment performance of the underlying funds. If You take a loan on Your Policy, the No-Lapse Guarantee will not protect the Policy from lapsing if there is Policy Indebtedness. Therefore, You should carefully consider the impact of taking Policy loans during the No-Lapse Guarantee Period. (See "Lapse and Reinstatement" for more information).



SETTLEMENT OPTIONS -- You or Your beneficiary may choose to receive the proceeds of the Policy over a period of time by using one of several settlement options.



TAX BENEFITS -- In most cases, You are not taxed on earnings until You take earnings out of the Policy (commonly known as "tax-deferral"). The death benefit may be subject to Federal and state estate taxes but Your beneficiary will generally not be subject to income tax on the death benefit.



RIDERS -- You may add additional benefits to Your Policy by selecting from the following Riders: Guaranteed Minimum Accumulation Benefit Rider, Guaranteed Paid-Up Death Benefit Rider, DisabilityAccess Rider, Waiver of Specified Amount Disability Benefit Rider, Term Insurance Rider, Accidental Death Benefit Rider, Deduction Amount Waiver Rider, Cost of Living Adjustment Rider, Child Insurance Rider, LifeAccess Accelerated Benefit Rider, Accelerated Death Benefit Rider for Terminal Illness, Overloan Protection Rider and LongevityAccess Rider. For a complete description of all policy riders, refer to the "Other Benefits" section of Your prospectus. Additional charges may apply for some Riders and may be subject to underwriting approval.

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ILLUSTRATIONS -- You will receive personalized illustrations in connection with the purchase of the Policy that reflect Your own particular circumstances. These hypothetical illustrations may help You to understand the long-term effects of different levels of investment performance, the possibility of termination, and the charges and deductions under the Policy. They will also help You to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value. We have included an example of such an illustration as Appendix A to this prospectus.


RISKS OF YOUR POLICY

This is a brief description of the principal risks of the Policy.


INVESTMENT PERFORMANCE -- The value of Your Policy will fluctuate with the performance of the investment options You choose. Your investment options may decline in value, or they may not perform to Your expectations. Your Policy values in the Sub-Accounts are not guaranteed. Charges and fees may have a significant impact on Policy Account Value and the investment performance of the Sub-Accounts (particularly with policies with lower Account Value). A comprehensive discussion of the risks of the underlying Funds held by each Sub-Account may be found in the underlying Fund's prospectus. You should read the prospectus of each Fund before investing.



UNSUITABLE FOR SHORT-TERM SAVINGS -- The Policy is designed for long term financial planning. You should not purchase the Policy if You will need the premium payment in a short time period.



RISK OF LAPSE -- Your Policy could terminate if the value of the Policy becomes too low to support the policy's monthly charges. If this occurs, we will notify You in writing. You will then have a 61-day grace period to pay additional amounts to prevent the Policy from terminating.



WITHDRAWAL LIMITATIONS -- One partial withdrawal is allowed each month. The minimum allowed is $500, and the maximum allowed is the Cash Surrender Value minus $1,000. Withdrawals will reduce Your Policy's death benefit, may increase the risk of Policy lapse, and may be subject to a withdrawal charge.



TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among Your investment options and the Fixed Account.



LOANS -- Using Your Policy as collateral to obtain a loan from Us may increase the risk that Your Policy will lapse, will have a permanent effect on the policy's Account Value, and will reduce the death proceeds.



ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if You receive any loans, withdrawals or other amounts from the Policy, and You may be subject to a 10% penalty tax. See "Federal Tax Considerations." There could be significant adverse tax consequences if the Policy should lapse or be surrendered when there are loans outstanding.


TAX LAW CHANGES -- Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected benefits of purchasing this Policy.

CREDIT RISK -- Any Death Benefit guarantee provided by the Policy or any rider and the Fixed Account obligations depend on the Company's financial ability to fulfill its obligations. You should review the Company's financial statements which are available upon request and are attached to the Statement of Additional Information (SAI).

INCREASE IN CURRENT FEES AND EXPENSES -- Certain Policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

6

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FEE TABLES -- HARTFORD LIFE INSURANCE COMPANY


The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Policy. The first table describes the maximum fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy, take a withdrawal or transfer cash value between investment options.


TRANSACTION FEES


       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Front-end sales load  When You pay premium.                     Maximum Charge
                                                                5.75% of premium.
Front-end sales load  When You pay premium.                     Maximum Charge
when the Extended                                               1.50% of premium.
Value Option is
elected
Tax Charge on         When You pay premium.                     A percent of premium which varies by Your state and municipality of
Premium Payments                                                residence. The range of premium tax charge is generally between 0%
                                                                and 4%.
                                                                This rate will change if Your state or municipality changes its premium tax charges. It may change if You change Your state or municipality of residence.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
(1)(2)                - During the first 9 Policy years;        $3.00 per $1,000 of initial Face Amount for a 0 year-old female
                      - Within 9 Policy years of an             standard nicotine in the first year.
                      unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $37.00 per $1,000 of initial Face Amount for a 67-year-old female
                      - Within 9 Policy years of an increase    non- nicotine in the first year.
                      in Your Face Amount under the Cost of     Charge for a representative Insured
                      Living Adjustment Rider, if elected.      $17.00 per $1,000 of initial Face Amount for a 39-year-old male preferred plus non-nicotine in the first year.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
when the Extended     - During the first 19 Policy years;       $10.15 per 1,000 of Initial Face Amount for a 0 year-old female in
Value Option is       - Within 19 Policy years of an            the first year
elected (1)(2)        unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $39.68 per 1,000 of Initial Face Amount for a 59 year-old male
                      - Within 19 policy years of an increase   preferred plus non-nicotine in the first year
                      in Your Face Amount under the Cost of     Charge for a representative Insured
                      Living Adjustment Rider, if elected.      $21.80 per 1,000 of Initial Face Amount for a 39 year-old male preferred plus non-nicotine in the first year
Transfer Fees         When You make a transfer after the first  Maximum Charge: $25 per transfer.*
                      transfer in any month.
Withdrawal Charge     When You take a withdrawal.               Maximum Charge: $10 per withdrawal.*


*   Not currently being assessed.


The next table describes the fees and expenses that You will pay periodically during the time that You own the Policy, not including Fund fees and expenses.



PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES



       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges (1)                                                     $0.180012 per 1,000 of net amount at risk charged monthly at a rate of $0.015001 for a 6 year-old female in the first year
                                                                Maximum Charge
                                                                $123.30528 per 1,000 of net amount at risk charged monthly at a rate of $10.27544 for a 85 year-old male in the first year
                                                                Charge for a representative Insured
                                                                $1.541088 per 1,000 of net amount at risk charged monthly at a rate of $0.128424 for a 39 year-old male in the first year
Mortality and         Monthly.                                  Maximum Charge:
Expense Risk Charge                                             Policy Years 1-10 0.65% of Account Value per year, charged monthly
(3)                                                             at a rate of 0.0541%
                                                                Policy Years 11-20 0.40% of Account Value per year, charged monthly at a rate of 0.0333%
                                                                Policy Years 21+ 0.25% of Account Value per year, charged monthly at a rate of 0.0208%
Administrative        Monthly.                                  Maximum Charge: $10 per month.
Charge



(1) This charge varies based on individual characteristics. The charge shown in he table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration.



(2) The Modification of Cash Surrender Value Endorsement may be available at Policy purchase, which provides for a waiver of surrender charges for a limited time. There is no additional charge for the endorsement. See "Modification of Cash Surrender Value Endorsement" section for more information.



(3) The current mortality and expense risk charge is 0.65% per Policy year during Policy years 1-10, and 0% per year thereafter.


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                                                                           7

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
       CHARGE                       WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Monthly per $1,000    Monthly.                                             Minimum Charge
Charge (1)            - During the first 5 Policy years;                   $1.968 per 1,000 of Initial Face Amount charged
                      - Within 5 Policy years of an unscheduled increase   monthly at a rate of $0.164 a 18 year-old female
                      in Your Face Amount; or                              preferred plus non-nicotine in the first year
                      - Within 5 policy years of an increase in Your Face  Maximum Charge
                      Amount under the Cost of Living Adjustment Rider,    $25.20 per 1,000 of Initial Face Amount charged
                      if elected.                                          monthly at a rate of $2.10 for a 75 year-old male
                                                                           preferred nicotine in the first year
                                                                           Charge for a representative Insured
                                                                           $2.4864 per 1,000 of Initial Face Amount charged
                                                                           monthly at a rate of $0.2072 for a 39 year-old male
                                                                           preferred plus non-nicotine in the first year
Loan Interest Rate    Monthly if You have taken a loan on Your Policy.     Maximum Charge: 5% annually
Deduction Amount      Monthly.                                             Minimum Charge
Waiver Rider (1)                                                           6.9% of the monthly deduction amount for a
                                                                           10-year-old male in the first Policy year.
                                                                           Maximum Charge
                                                                           33.3% of the monthly deduction amount for a
                                                                           55-year-old female in the first Policy year.
                                                                           Charge for a representative Insured
                                                                           9.2% of the monthly deduction amount for a
                                                                           39-year-old male in the first Policy year.
Waiver of Specified   Monthly.                                             Minimum Charge
Amount Disability                                                          $0.48 per $1,000 of specified amount charged
Benefit Rider (1)                                                          monthly at a rate of $0.04 for a 20 year-old male
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $1.284 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.107 for a 59 year-old
                                                                           female in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.492 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.041 for a 39 year-old male
                                                                           in Policy year 1
Accidental Death      Monthly.                                             Minimum Charge
Benefit Rider (1)                                                          $0.996 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.083 for a 10 year-old in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $2.16 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.18 for a 60 year-old in
                                                                           Policy year 1
                                                                           Charge for a representative Insured
                                                                           $1.152 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.096 for a 39 year-old in
                                                                           Policy year 1
Term Insurance Rider  Monthly.                                             Minimum Charge
(1)                                                                        $0.18 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.015 for a 5 year-old female
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $116.5704 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $9.7142 for a 85 year-old male
                                                                           standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $.204 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.017 for a 39 year-old
                                                                           preferred plus non-nicotine in Policy year 1
Child Insurance       Monthly.                                             The fee is $6.00 per $1,000 of coverage charged
Rider                                                                      monthly at a rate of $0.50 for all policies.
Overloan Protection   If You elect this rider, the charge is deducted      Maximum Charge: 7% of Account Value
Rider (2)             from Account Value when You exercise the rider
                      benefit.
LifeAccess            Monthly.                                             Minimum Charge
Accelerated Benefit                                                        $0.0040 per $1,000 of benefits net amount at risk
Rider (1)                                                                  charged monthly at a rate of $0.00033 for a 30
                                                                           year-old female preferred plus non-nicotine in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $35.3585 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $2.9465 for a 80
                                                                           year-old male standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.050172 per $1,000 of benefit net amount at risk
                                                                           charged monthly at a rate of $0.004181 for a 39
                                                                           year-old male preferred plus non-nicotine in Policy
                                                                           year 1



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information You should consider when evaluating the use of the Term Insurance Rider.



(2)  There is a one time charge for this rider when benefit is exercised.

8

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
       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Accelerated Death     When You exercise the benefit.            Maximum Charge: $300
Benefit Rider for
Terminal Illnesses
(2)
Guaranteed Minimum    Monthly.                                  Maximum Charge
Accumulation Benefit                                            0.90% of Separate Account Value per year charged monthly at a rate
Rider (GMAB)                                                    of .075% during the GMAB Period
Guaranteed Paid-Up    Monthly.                                  Maximum Charge
Death Benefit Rider                                             0.75% of Separate Account Value per year charged monthly at a rate
(GMDB)                                                          of .0625% during the GMDB Period
DisabilityAccess      Monthly.                                  Minimum Charge
Rider -- Monthly                                                $9.192 per $100 of monthly benefit charged monthly at a rate of
Charge (1)(3)                                                   $0.766 for a 18 year-old male non-nicotine in Policy year 1
                                                                Maximum Charge
                                                                $80.412 per $100 of monthly benefit charged monthly at a rate of
                                                                $6.701 for a 60 year-old male nicotine in Policy year 1
                                                                Charge for a representative Insured
                                                                $17.52 per $100 of monthly benefit charged monthly at a rate of
                                                                $1.46 for a 39 year-old male non-nicotine in Policy year 1
DisabilityAccess      Monthly for the first twelve Monthly      Maximum Charge: $10.00
Rider -- FIRST YEAR   Activity Dates following the Rider Issue
MONTHLY RIDER ISSUE   Date
FEE



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information You should consider when evaluating the use of the Term Insurance Rider.



(2)  There is a one time charge for this rider when benefit is exercised.



(3) This Rider can be continued each year until the Rider Termination Date stated in the Policy (this is generally known as "guaranteed renewable."). The Rider Termination Date is the Policy anniversary date closest to the Insured's 65th birthday. This means that we can't cancel the Rider as long as the Policy remains in effect, charges for the Rider are paid and the terms of the Rider are followed. However, as with most guaranteed renewable insurance coverage, we have the right to change (increase) the Monthly Rider Charge at anytime, subject to the approval of state insurance departments (where required). We will provide You notice of any change in the Monthly Rider Charge. The charges shown here (including the Maximum Charge) are representative of our current charges and may be higher in the future.

-------------------------------------------------------------------------------

FEE TABLES -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY


The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Policy. The first table describes the maximum fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy, take a withdrawal or transfer cash value between investment options. Your specific fees and charges are described on the specification page of Your Policy.


TRANSACTION FEES


       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Front-end Sales Load  When You pay premium.                     Maximum Charge
                                                                5.75% of premium.
Front-end sales load  When You pay premium.                     Maximum Charge
when the Extended                                               1.50% of premium.
Value Option is
elected
Tax Charge on         When You pay premium.                     A percent of premium which varies by Your state and municipality of
Premium Payments                                                residence. The range of tax charge is generally between 0% and 4%.
                                                                This rate will change if Your state or municipality changes its tax charges. It may change if You change Your state or municipality of residence.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
(1)(2)                - During the first 9 Policy years;        $2.09 per $1,000 of the initial Face Amount for a 0-year-old female
                      - Within 9 Policy years of an             standard non-nicotine in the first year.
                      unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $43.18 per $1,000 of the initial Face Amount for a 67-year-old
                      - Within 9 Policy years of an increase    female standard non-nicotine in the first year.
                      in Your Face Amount under the Cost of     Charge for representative Insured
                      Living Adjustment Rider, if elected.      $11.39 per $1,000 of the initial Face Amount for a 40-year-old male preferred plus non-nicotine in the first year.
Surrender Charge      If You surrender Your Policy:             Minimum Charge
when the Extended     - During the first 19 Policy years;       $10.53 per 1,000 of Initial Face Amount for a 0 year-old female in
Value Option is       - Within 19 Policy years of an            the first year
elected (1)(2)        unscheduled increase in Your Face         Maximum Charge
                      Amount; or                                $47.16 per 1,000 of Initial Face Amount for a 68 year-old female
                      - Within 19 policy years of an increase   preferred plus non-nicotine in the first year
                      in Your Face Amount under the Cost of     Charge for a representative Insured
                      Living Adjustment Rider, if elected.      $22.96 per 1,000 of Initial Face Amount for a 40 year-old male preferred plus non-nicotine in the first year
Transfer Fees         When You make a transfer after the first  Maximum Charge: $25 per transfer.*
                      transfer in any month.
Withdrawal Charge     When You take a withdrawal.               Maximum Charge: $10 per withdrawal.*



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration.


(2) The Modification of Cash Surrender Value Endorsement may be available at Policy purchase, which provides for a waiver of surrender charges for a limited time. There is no additional charge for the endorsement. See "Modification of Cash Surrender Value Endorsement" section for more information.

*   Not currently being assessed.

10

-------------------------------------------------------------------------------


The next table describes the fees and expenses that You will pay periodically during the time that You own the Policy, not including Fund fees and expenses.



PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES



       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges                                                         $0.180012 per 1,000 of net amount at risk charged monthly at a rate of $0.015001 for a 6 year-old female in the first year
                                                                Maximum Charge
                                                                $123.30528 per 1,000 of net amount at risk charged monthly at a rate of $10.27544 for a 85 year-old male in the first year
                                                                Charge for a representative Insured
                                                                $1.651248 per 1,000 of net amount at risk charged monthly at a rate of $0.137604 for a 40 year-old male in the first year
Mortality and         Monthly.                                  Maximum Charge:
Expense Risk Charge                                             Policy Years 1-10 0.65% of Account Value per year, charged monthly
(2)                                                             at a rate of 0.0541%
                                                                Policy Years 11-20 0.40% of Account Value per year, charged monthly at a rate of 0.0333%
                                                                Policy Years 21+ 0.25% of Account Value per year, charged monthly at a rate of 0.0208%
Administrative        Monthly.                                  Maximum Charge: $10
Charge
Monthly per $1,000    Monthly.                                  Minimum Charge
Charge (1)(3)         - During the first 5 Policy years;        $1.968 per 1,000 of Initial Face Amount charged monthly at a rate of
                      - Within 5 Policy years of an             $0.164 a 18 year-old female preferred plus non-nicotine in the first
                      unscheduled increase in Your Face         year
                      Amount; or                                Maximum Charge
                      - Within 5 policy years of an increase    $25.20 per 1,000 of Initial Face Amount charged monthly at a rate of
                      in Your Face Amount under the Cost of     $2.10 for a 75 year-old male preferred nicotine in the first year
                      Living Adjustment Rider, if elected.      Charge for a representative Insured
                                                                $2.5908 per 1,000 of Initial Face Amount charged monthly at a rate of $0.2159 for a 40 year-old male preferred plus non-nicotine in the first year
Loan Interest Rate    Monthly if You have taken a loan on Your  Maximum Charge: 5.0% annually
                      Policy.



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration.


(2) The current mortality and expense risk charge for Policy years 1 - 10 is equal to 0.65% per Policy year and 0% per year thereafter.

(3)  Currently, this charge is only being charged for 5 Policy years.

-------------------------------------------------------------------------------

   RIDER CHARGES                    WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Deduction Amount      Monthly.                                             Minimum Charge
Waiver Rider (1)                                                           6.9% of the monthly deduction amount for a
                                                                           10-year-old male in the first Policy year.
                                                                           Maximum Charge
                                                                           33.3% of the monthly deduction amount for a
                                                                           55-year-old female in the first Policy year.
                                                                           Charge for a representative Insured
                                                                           9.2% of the monthly deduction amount for a
                                                                           40-year-old male in the first Policy year
Waiver of Specified   Monthly.                                             Minimum Charge
Amount Disability                                                          $0.48 per $1,000 of specified amount charged
Benefit Rider (1)                                                          monthly at a rate of $0.04 for a 20 year-old male
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $1.284 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.107 for a 59 year-old
                                                                           female in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.492 per $1,000 of specified amount charged
                                                                           monthly at a rate of $0.041 for a 40 year-old male
                                                                           in Policy year 1
Accidental Death      Monthly.                                             Minimum Charge
Benefit Rider (1)                                                          $0.996 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.083 for a 10 year-old in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $2.16 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.18 for a 60 year-old in
                                                                           Policy year 1
                                                                           Charge for a representative Insured
                                                                           $1.176 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.098 for a 40 year-old in
                                                                           Policy year 1
Term Insurance Rider  Monthly.                                             Minimum Charge
(1)                                                                        $0.18 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.015 for a 5 year-old female
                                                                           in Policy year 1
                                                                           Maximum Charge
                                                                           $116.5704 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $9.7142 for a 85 year-old male
                                                                           standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $.2076 per $1,000 of net amount at risk charged
                                                                           monthly at a rate of $0.0173 for a 40 year-old
                                                                           preferred plus non-nicotine in Policy year 1
Child Insurance       Monthly.                                             The fee is $6.00 per $1,000 of coverage charged
Rider                                                                      monthly at a rate of $0.50 for all policies.
Overloan Protection   If You elect this rider, the charge is deducted      Maximum Charge: 7% of Account Value
Rider (2)             when You exercise the rider benefit.
Accelerated Death     When You exercise the benefit.                       Maximum Charge: $300
Benefit Rider for
Terminal Illnesses
(2)
LifeAccess            Monthly.                                             Minimum Charge
Accelerated Benefit                                                        $0.0040 per $1,000 of benefits net amount at risk
Rider (1)                                                                  charged monthly at a rate of $0.00033 for a 30
                                                                           year-old female preferred plus non-nicotine in
                                                                           Policy year 1
                                                                           Maximum Charge
                                                                           $35.3585 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $2.9465 for a 80
                                                                           year-old male standard nicotine in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.051084 per $1,000 of benefit net amount at risk
                                                                           charged monthly at a rate of $0.004257 for a 40
                                                                           year-old male preferred plus non-nicotine in Policy
                                                                           year 1
Guaranteed Minimum    Monthly.                                             Maximum Charge
Accumulation Benefit                                                       0.90% of Separate Account Value per year charged
Rider (GMAB)                                                               monthly at a rate of .075% during the GMAB Period
Guaranteed Paid-Up    Monthly.                                             Maximum Charge
Death Benefit Rider                                                        0.75% of Separate Account Value per year charged
(GMDB)                                                                     monthly at a rate of .0625% during the GMDB Period

12

-------------------------------------------------------------------------------


   RIDER CHARGES                    WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
DisabilityAccess      Monthly.                                             Minimum Charge
Rider -- Monthly                                                           $9.192 per $100 of monthly benefit charged monthly
Charge (3)                                                                 at a rate of $0.766 for a 18 year-old male
                                                                           non-nicotine in Policy year 1
                                                                           Maximum Charge
                                                                           $80.412 per $100 of monthly benefit charged monthly
                                                                           at a rate of $6.701 for a 60 year-old male nicotine
                                                                           in Policy year 1
                                                                           Charge for a representative Insured
                                                                           $18.24 per $100 of monthly benefit charged monthly
                                                                           at a rate of $1.52 for a 40 year-old male
                                                                           non-nicotine in Policy year 1
DisabilityAccess      Monthly.for the first twelve Monthly Activity Dates  Maximum Charge: $10.00
Rider -- FIRST YEAR   following the Rider Issue Date
MONTHLY RIDER ISSUE
FEE
LongevityAccess       Monthly                                              Minimum Charge
Rider (1)(4)                                                               $0.0828 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $0.0069 for a 18
                                                                           year-old male standard nicotine in Policy year 1
                                                                           Maximum Charge
                                                                           $12.612 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $1.051 for a 75
                                                                           year-old female preferred plus non- nicotine in
                                                                           Policy year 1
                                                                           Charge for a representative Insured
                                                                           $0.4236 per $1,000 of benefits net amount at risk
                                                                           charged monthly at a rate of $0.0353 for a 40
                                                                           year-old male preferred plus non-nicotine in Policy
                                                                           year 1



(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that You will pay. You may obtain more information about the charge that would apply to You by contacting Your financial representative for a personalized illustration. See the Term Insurance Rider description in the "Other Benefits" section for information You should consider when evaluating the use of the Term Insurance Rider.


(2)  There is a one time charge for this rider when benefit is exercised.


(3) This Rider can be continued each year until the Rider Termination Date stated in the Policy (this is generally known as "guaranteed renewable."). The Rider Termination Date is the Policy anniversary date closest to the Insured's 65th birthday. This means that we can't cancel the Rider as long as the Policy remains in effect, charges for the Rider are paid and the terms of the Rider are followed. However, as with most guaranteed renewable insurance coverage, we have the right to change (increase) the Monthly Rider Charge at anytime, subject to the approval of state insurance departments (where required). We will provide You notice of any change in the Monthly Rider Charge. The charges shown here (including the Maximum Charge) are representative of our current charges and may be higher in the future.



(4) If You apply for an underwriting class improvement the cost for Your rider will increase.

-------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES

Each Subaccount purchases shares of the corresponding Underlying Fund at net asset value. The net asset value of an Underlying Fund reflects the investment advisory fees and other expenses of the Underlying Fund that are deducted from the assets in that Underlying Fund. These Underlying Fund expenses may vary from year to year and are more fully described in each underlying Fund's prospectus.

The first table shows the minimum and maximum total operating expenses charged by the underlying Funds expressed as a percentage of average daily net assets, for the year ended December 31, 2011.

                                                                MINIMUM            MAXIMUM
-----------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                               0.33%              1.40%
[expenses that are deducted from Underlying Fund assets,
including management fees, distribution,
and/or service (12b-1) fees and other expenses.]

                 INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

The next table shows the Total Annual Fund Operating Expenses for each Underlying Fund. The fees and expenses are expressed as a percentage of average net assets for the year ended December 31, 2011. Actual fees and expenses for the Underlying Fund vary daily. As a result, the fees and expenses for any given day may be greater or less than the Total Annual Fund Operating Expenses listed below. More detail concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund. The information presented, including any expense reimbursement arrangements, is based on publicly available information and is qualified in its entirety by the then current prospectus for each Underlying Fund. Not all of the funds listed below are available to new investments or transfers of contract value. Please refer to the fund objective table for more details.

                                                             DISTRIBUTION                           ACQUIRED
                                                                AND/OR                                FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEES               FEES             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 Invesco V.I. Balanced Risk Allocation
  Fund -- Series I                            0.92%                N/A              0.30%             0.12%
 Invesco V.I. Core Equity Fund --
  Series I                                    0.61%                N/A              0.28%               N/A
 Invesco V.I. Global Real Estate Fund
  -- Series I                                 0.75%                N/A              0.39%               N/A
 Invesco V.I. International Growth
  Fund -- Series I                            0.71%                N/A              0.32%               N/A
 Invesco V.I. Mid Cap Core Equity Fund
  -- Series I                                 0.73%                N/A              0.30%               N/A
 Invesco V.I. Small Cap Equity Fund --
  Series I                                    0.74%                N/A              0.32%               N/A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio -- Class B               0.55%              0.25%              0.11%               N/A
 AllianceBernstein VPS International
  Value Portfolio -- Class B                  0.75%              0.25%              0.07%               N/A
 AllianceBernstein VPS Real Estate
  Investment Portfolio --Class B              0.55%              0.25%              0.33%               N/A
 AllianceBernstein VPS Small/ Mid Cap
  Value Portfolio --Class B                   0.75%              0.25%              0.08%               N/A
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund
  -- Class 2                                  0.30%              0.25%              0.01%               N/A
 American Funds Blue Chip Income and
  Growth Fund --Class 2                       0.41%              0.25%              0.01%               N/A
 American Funds Bond Fund --Class 2           0.36%              0.25%              0.02%               N/A
 American Funds Global Bond Fund --
  Class 2                                     0.53%              0.25%              0.03%               N/A
 American Funds Global Growth and
  Income Fund --Class 2                       0.59%              0.25%              0.02%               N/A
 American Funds Global Growth Fund --
  Class 2                                     0.53%              0.25%              0.02%               N/A

                                                             CONTRACTUAL         TOTAL ANNUAL
                                          TOTAL ANNUAL        FEE WAIVER        FUND OPERATING
                                           OPERATING        AND/OR EXPENSE      EXPENSES AFTER
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         FEE WAIVER
--------------------------------------  ---------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 Invesco V.I. Balanced Risk Allocation
  Fund -- Series I                            1.34%              0.60%               0.74%  (1)
 Invesco V.I. Core Equity Fund --
  Series I                                    0.89%                N/A               0.89%  (2)
 Invesco V.I. Global Real Estate Fund
  -- Series I                                 1.14%                N/A               1.14%  (2)
 Invesco V.I. International Growth
  Fund -- Series I                            1.03%                N/A               1.03%
 Invesco V.I. Mid Cap Core Equity Fund
  -- Series I                                 1.03%                N/A               1.03%  (2)
 Invesco V.I. Small Cap Equity Fund --
  Series I                                    1.06%                N/A               1.06%  (2)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio -- Class B               0.91%                N/A               0.91%
 AllianceBernstein VPS International
  Value Portfolio -- Class B                  1.07%                N/A               1.07%
 AllianceBernstein VPS Real Estate
  Investment Portfolio --Class B              1.13%                N/A               1.13%
 AllianceBernstein VPS Small/ Mid Cap
  Value Portfolio --Class B                   1.08%                N/A               1.08%
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund
  -- Class 2                                  0.56%                N/A               0.56%
 American Funds Blue Chip Income and
  Growth Fund --Class 2                       0.67%                N/A               0.67%
 American Funds Bond Fund --Class 2           0.63%                N/A               0.63%
 American Funds Global Bond Fund --
  Class 2                                     0.81%                N/A               0.81%
 American Funds Global Growth and
  Income Fund --Class 2                       0.86%                N/A               0.86%
 American Funds Global Growth Fund --
  Class 2                                     0.80%                N/A               0.80%

14

-------------------------------------------------------------------------------


                                                             DISTRIBUTION                           ACQUIRED
                                                                AND/OR                                FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEES               FEES             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
 American Funds Global Small
  Capitalization Fund -- Class 2              0.70%              0.25%              0.04%               N/A
 American Funds Growth Fund -- Class 2        0.32%              0.25%              0.02%               N/A
 American Funds Growth-Income Fund --
  Class 2                                     0.27%              0.25%              0.01%               N/A
 American Funds International Fund --
  Class 2                                     0.49%              0.25%              0.04%               N/A
 American Funds New World Fund --
  Class 2                                     0.73%              0.25%              0.05%               N/A
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUNDS
 Fidelity(R) VIP Contrafund(R)
  Portfolio --Service Class 2                 0.56%              0.25%              0.09%               N/A
 Fidelity(R) VIP Freedom 2010
  Portfolio -- Service Class 2                0.00%              0.25%              0.00%             0.56%
 Fidelity(R) VIP Freedom 2020
  Portfolio -- Service Class 2                0.00%              0.25%              0.00%             0.60%
 Fidelity(R) VIP Freedom 2030
  Portfolio -- Service Class 2                0.00%              0.25%              0.00%             0.65%
 Fidelity(R) VIP Mid Cap Portfolio --
  Service Class 2                             0.56%              0.25%              0.10%               N/A
 Fidelity(R) VIP Strategic Income
  Portfolio -- Service Class 2                0.57%              0.25%              0.13%               N/A
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund -- Class 2                             0.65%              0.25%              0.27%             0.01%
 Franklin Income Securities Fund --
  Class 2                                     0.45%              0.25%              0.02%               N/A
 Franklin Rising Dividends Securities
  Fund -- Class 2                             0.62%              0.25%              0.02%             0.01%
 Franklin Small Cap Value Securities
  Fund -- Class 2                             0.50%              0.25%              0.16%             0.01%
 Franklin Small-Mid Cap Growth
  Securities Fund --Class 2                   0.50%              0.25%              0.29%             0.01%
 Franklin Strategic Income Securities
  Fund -- Class 1                             0.35%                N/A              0.26%             0.01%
 Mutual Global Discovery Securities
  Fund -- Class 2                             0.80%              0.25%              0.17%               N/A
 Mutual Shares Securities Fund --
  Class 2                                     0.60%              0.25%              0.13%               N/A
 Templeton Developing Markets
  Securities Fund --Class 1                   1.15%                N/A              0.25%               N/A
 Templeton Foreign Securities Fund --
  Class 2                                     0.64%              0.25%              0.15%             0.01%
 Templeton Global Bond Securities Fund
  -- Class 2                                  0.46%              0.25%              0.10%               N/A
 Templeton Growth Securities Fund --
  Class 2                                     0.74%              0.25%              0.04%               N/A
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund --Class IA                             0.61%                N/A              0.05%               N/A
 Hartford U.S. Government Securities
  HLS Fund -- Class IA                        0.45%                N/A              0.03%               N/A
HARTFORD SERIES FUND, INC.
 Hartford Capital Appreciation HLS
  Fund -- Class IA                            0.63%                N/A              0.04%               N/A
 Hartford Disciplined Equity HLS Fund
  -- Class IA                                 0.71%                N/A              0.03%               N/A
 Hartford Dividend and Growth HLS Fund
  -- Class IA                                 0.64%                N/A              0.03%               N/A
 Hartford Global Growth HLS Fund --
  Class IA                                    0.74%                N/A              0.06%               N/A
 Hartford Global Research HLS Fund --
  Class IA                                    0.90%                N/A              0.13%               N/A
 Hartford Growth HLS Fund --Class IA          0.78%                N/A              0.04%               N/A

                                                             CONTRACTUAL         TOTAL ANNUAL
                                          TOTAL ANNUAL        FEE WAIVER        FUND OPERATING
                                           OPERATING        AND/OR EXPENSE      EXPENSES AFTER
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         FEE WAIVER
--------------------------------------  ---------------------------------------------------------
 American Funds Global Small
  Capitalization Fund -- Class 2              0.99%                N/A               0.99%
 American Funds Growth Fund -- Class 2        0.59%                N/A               0.59%
 American Funds Growth-Income Fund --
  Class 2                                     0.53%                N/A               0.53%
 American Funds International Fund --
  Class 2                                     0.78%                N/A               0.78%
 American Funds New World Fund --
  Class 2                                     1.03%                N/A               1.03%
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUNDS
 Fidelity(R) VIP Contrafund(R)
  Portfolio --Service Class 2                 0.90%                N/A               0.90%
 Fidelity(R) VIP Freedom 2010
  Portfolio -- Service Class 2                0.81%                N/A               0.81%
 Fidelity(R) VIP Freedom 2020
  Portfolio -- Service Class 2                0.85%                N/A               0.85%
 Fidelity(R) VIP Freedom 2030
  Portfolio -- Service Class 2                0.90%                N/A               0.90%
 Fidelity(R) VIP Mid Cap Portfolio --
  Service Class 2                             0.91%                N/A               0.91%
 Fidelity(R) VIP Strategic Income
  Portfolio -- Service Class 2                0.95%                N/A               0.95%
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund -- Class 2                             1.18%              0.24%               0.94%  (3)(4)
 Franklin Income Securities Fund --
  Class 2                                     0.72%                N/A               0.72%  (5)
 Franklin Rising Dividends Securities
  Fund -- Class 2                             0.90%              0.01%               0.89%  (4)(5)
 Franklin Small Cap Value Securities
  Fund -- Class 2                             0.92%                N/A               0.92%  (4)
 Franklin Small-Mid Cap Growth
  Securities Fund --Class 2                   1.05%                N/A               1.05%  (4)
 Franklin Strategic Income Securities
  Fund -- Class 1                             0.62%              0.01%               0.61%  (4)
 Mutual Global Discovery Securities
  Fund -- Class 2                             1.22%                N/A               1.22%
 Mutual Shares Securities Fund --
  Class 2                                     0.98%                N/A               0.98%
 Templeton Developing Markets
  Securities Fund --Class 1                   1.40%                N/A               1.40%
 Templeton Foreign Securities Fund --
  Class 2                                     1.05%                N/A               1.05%  (4)
 Templeton Global Bond Securities Fund
  -- Class 2                                  0.81%                N/A               0.81%  (5)
 Templeton Growth Securities Fund --
  Class 2                                     1.03%                N/A               1.03%  (5)
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund --Class IA                             0.66%                N/A               0.66%
 Hartford U.S. Government Securities
  HLS Fund -- Class IA                        0.48%                N/A               0.48%
HARTFORD SERIES FUND, INC.
 Hartford Capital Appreciation HLS
  Fund -- Class IA                            0.67%                N/A               0.67%
 Hartford Disciplined Equity HLS Fund
  -- Class IA                                 0.74%                N/A               0.74%
 Hartford Dividend and Growth HLS Fund
  -- Class IA                                 0.67%                N/A               0.67%
 Hartford Global Growth HLS Fund --
  Class IA                                    0.80%                N/A               0.80%
 Hartford Global Research HLS Fund --
  Class IA                                    1.03%                N/A               1.03%
 Hartford Growth HLS Fund --Class IA          0.82%                N/A               0.82%

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
                                                             DISTRIBUTION                           ACQUIRED
                                                                AND/OR                                FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEES               FEES             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
 Hartford High Yield HLS Fund -- Class
  IA                                          0.69%                N/A              0.05%               N/A
 Hartford Index HLS Fund --Class IA           0.30%                N/A              0.03%               N/A
 Hartford International Opportunities
  HLS Fund --Class IA                         0.67%                N/A              0.06%               N/A
 Hartford Money Market HLS Fund --
  Class IA                                    0.40%                N/A              0.02%               N/A
 Hartford Small Company HLS Fund --
  Class IA                                    0.68%                N/A              0.03%               N/A
 Hartford Total Return Bond HLS Fund
  -- Class IA                                 0.46%                N/A              0.03%               N/A
 Hartford Value HLS Fund --Class IA           0.72%                N/A              0.03%               N/A
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio
  -- Class VC                                 0.50%                N/A              0.43%               N/A
 Lord Abbett Fundamental Equity
  Portfolio -- Class VC                       0.75%                N/A              0.45%               N/A
 Lord Abbett Growth and Income
  Portfolio -- Class VC                       0.50%                N/A              0.42%               N/A
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class         0.75%                N/A              0.09%               N/A
 MFS(R) Investors Trust Series --
  Initial Class                               0.75%                N/A              0.07%               N/A
 MFS(R) Research Bond Series --
  Initial Class                               0.50%                N/A              0.07%               N/A
 MFS(R) Total Return Series --Initial
  Class                                       0.75%                N/A              0.06%               N/A
 MFS(R) Value Series -- Initial Class         0.74%                N/A              0.06%               N/A
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund -- Class
  IB                                          0.48%              0.25%              0.16%             0.05%
 Putnam VT Investors Fund --Class IB          0.56%              0.25%              0.17%               N/A
 Putnam VT Voyager Fund --Class IB            0.56%              0.25%              0.16%               N/A

                                                             CONTRACTUAL         TOTAL ANNUAL
                                          TOTAL ANNUAL        FEE WAIVER        FUND OPERATING
                                           OPERATING        AND/OR EXPENSE      EXPENSES AFTER
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         FEE WAIVER
--------------------------------------  ---------------------------------------------------------
 Hartford High Yield HLS Fund -- Class
  IA                                          0.74%                N/A               0.74%
 Hartford Index HLS Fund --Class IA           0.33%                N/A               0.33%
 Hartford International Opportunities
  HLS Fund --Class IA                         0.73%                N/A               0.73%
 Hartford Money Market HLS Fund --
  Class IA                                    0.42%                N/A               0.42%
 Hartford Small Company HLS Fund --
  Class IA                                    0.71%                N/A               0.71%
 Hartford Total Return Bond HLS Fund
  -- Class IA                                 0.49%                N/A               0.49%
 Hartford Value HLS Fund --Class IA           0.75%                N/A               0.75%
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio
  -- Class VC                                 0.93%              0.03%               0.90%  (6)
 Lord Abbett Fundamental Equity
  Portfolio -- Class VC                       1.20%              0.05%               1.15%  (6)
 Lord Abbett Growth and Income
  Portfolio -- Class VC                       0.92%                N/A               0.92%
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class         0.84%                N/A               0.84%
 MFS(R) Investors Trust Series --
  Initial Class                               0.82%                N/A               0.82%
 MFS(R) Research Bond Series --
  Initial Class                               0.57%                N/A               0.57%
 MFS(R) Total Return Series --Initial
  Class                                       0.81%              0.03%               0.78%  (7)
 MFS(R) Value Series -- Initial Class         0.80%                N/A               0.80%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund -- Class
  IB                                          0.94%                N/A               0.94%
 Putnam VT Investors Fund --Class IB          0.98%                N/A               0.98%
 Putnam VT Voyager Fund --Class IB            0.97%                N/A               0.97%

NOTES

(1) The Adviser has contractually agreed, through at least June 30, 2013, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) to 0.62% for the Invesco V.I. Balanced-Risk Allocation Fund and 0.80% for the Invesco V.I. High Yield Fund, of average daily net assets. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Acquired Fund Fees and Expenses are also excluded in determining such obligation. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2013.


(2) The Adviser has contractually agreed, through at least April 30, 2013, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) to 1.30% for the Invesco V.I. Core Equity Fund, Invesco V.I. Global Real Estate Fund, and Invesco V.I. Mid Cap Core Equity Fund, 1.15% for the Invesco V.I. Small Cap Equity Fund, of average daily net assets. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Acquired Fund Fees and Expenses are also excluded in determining such obligation. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on April 30, 2013.


(3) The investment manager and administrator have contractually agreed to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the fund so that common annual fund operating expenses (i.e., a combination of investment management fees, fund administration fees, and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.68% (other than certain non-routine expenses or costs, including but not limited to, those relating to litigation and indemnification, reorganizations and liquidations) until April 30, 2013. This waiver is separate from the waiver related to the Sweep Money Fund.

(4) The investment manager has contractually agreed in advance to reduce its fees as a result of the fund's investment in a Franklin Templeton money market fund ("Sweep Money Fund" shown above in column "Acquired fund fees and expenses"). This reduction will continue until at least April 30, 2013.

(5)  The Fund administration fee is paid indirectly through the management fee.

(6) For the period May 1, 2012 through April 30, 2013, Lord Abbett has contractually agreed to waive all or a portion of its management fee and, if necessary, reimburse the Fund's other expenses to the extent necessary so that total net annual operating expenses do not exceed an annualized rate of 0.90% for the Lord Abbett Bond-Debenture Portfolio, 1.15% for the Lord Abbett Capital Structure Portfolio, 0.95% for the Lord Abbett Classic Stock Portfolio and 1.15% for the Lord Abbett Fundamental Equity Portfolio. This agreement may be terminated only upon the Fund's Board of Directors.

(7) MFS has agreed in writing to reduce its management fee to 0.70% of the fund's average daily net assets annually in excess of $1 billion and 0.65% of the fund's average daily net assets annually in excess of $2.5 billion to $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2013.

16

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ABOUT US


Your Policy will indicate which company issued Your Policy. The company that issues Your Policy is primarily determined by the state where You purchased the Policy.


THE COMPANIES

HARTFORD LIFE INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

THE SEPARATE ACCOUNTS

HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Company's other assets. The assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the Policies. The Company is obligated to pay all amounts promised to Contract Owners in accordance with the terms of the Policy.

THE FUNDS


The Sub-Accounts of the Separate Account purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These funds are not the same mutual funds that You buy through Your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet Your investment style.


We do not guarantee the investment results of any of the underlying Funds. Since each Underlying Fund has different investment objectives, each is subject to different risks.

The underlying Funds may not be available in all states.


You may also allocate some or all of Your premium payments to the "Fixed Account," which pays a declared interest rate. See "The Fixed Account."


Below is a table that lists the underlying Funds in which the Sub-accounts invest, each Fund's investment adviser and sub-adviser, if applicable, and each Fund's investment objective. More detailed information concerning a Fund's investment objective, investment strategies, risks and expenses is contained in each Fund's prospectus.

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 Invesco V.I. Balanced Risk Allocation   Total return with a low to moderate          Invesco Advisers, Inc.
  Fund -- Series I                       correlation to traditional financial market
                                         indices
 Invesco V.I. Core Equity Fund --        Seeks long-term growth of capital            Invesco Advisers, Inc.
  Series I
 Invesco V.I. Global Real Estate Fund    Total return through growth of capital and   Invesco Advisers, Inc.
  -- Series I                            current income                               Invesco Asset Management Limited
 Invesco V.I. International Growth Fund  Seeks long-term growth of capital            Invesco Advisers, Inc.
  -- Series I
 Invesco V.I. Mid Cap Core Equity Fund   Seeks long-term growth of capital            Invesco Advisers, Inc.
  -- Series I
 Invesco V.I. Small Cap Equity Fund --   Seeks long-term growth of capital            Invesco Advisers, Inc.
  Series I

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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth   Maximize total return consistent with        AllianceBernstein, L.P.
  Strategy Portfolio -- Class B          Adviser's determination of reasonable risk
 AllianceBernstein VPS International     Seeks long-term growth of capital            AllianceBernstein, L.P.
  Value Portfolio -- Class B
 AllianceBernstein VPS Real Estate       Seeks total return from long-term growth of  AllianceBernstein, L.P.
  Investment Portfolio -- Class B        capital and income
 AllianceBernstein VPS Small/Mid Cap     Seeks long-term growth of capital            AllianceBernstein, L.P.
  Value Portfolio -- Class B
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund    Seeks high total return, including income    Capital Research and Management Company
  -- Class 2                             and capital gains, consistent with the
                                         preservation of capital over the long term
                                         by investing in a diversified portfolio of
                                         common stocks and fixed-income securities.
 American Funds Blue Chip Income and     Seeks to produce income exceeding the        Capital Research and Management Company
  Growth Fund -- Class 2                 average yield on U.S. stocks generally and
                                         to provide an opportunity for growth of
                                         principal consistent with sound common
                                         stock investing through investments in
                                         dividend-paying quality common stocks.
 American Funds Bond Fund -- Class 2     Seeks a high level of current income as is   Capital Research and Management Company
                                         consistent with preservation of capital by
                                         investing primarily in bonds.
 American Funds Global Bond Fund --      Seeks a long term high level of total        Capital Research and Management Company
  Class 2                                return consistent with prudent investment
                                         management by investing primarily in a
                                         global portfolio of investment-grade bonds.
 American Funds Global Growth and        Seeks to provide long-term growth of         Capital Research and Management Company
  Income Fund -- Class 2                 capital with current income by investing in
                                         well-established, companies located around
                                         the world.
 American Funds Global Growth Fund --    Seeks growth of capital over time by         Capital Research and Management Company
  Class 2                                investing primarily in common stocks of
                                         companies located around the world.
 American Funds Global Small             Seeks growth of capital over time by         Capital Research and Management Company
  Capitalization Fund -- Class 2         investing primarily in stocks of smaller
                                         companies located around the world.
 American Funds Growth Fund -- Class 2   Seeks to provide long-term growth of         Capital Research and Management Company
                                         capital.
 American Funds Growth-Income Fund --    Seeks capital growth and income over time    Capital Research and Management Company
  Class 2                                by investing primarily in U.S. common
                                         stocks or other securities that demonstrate
                                         the potential for capital appreciation
                                         and/or dividends.
 American Funds International Fund --    Seeks growth of capital over time by         Capital Research and Management Company
  Class 2                                investing primarily in common stocks of
                                         companies located outside the United
                                         States, including in emerging and
                                         developing countries.

18

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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 American Funds New World Fund -- Class  Seeks long-term growth of capital by         Capital Research and Management Company
  2                                      investing primarily in stocks and bonds of
                                         companies with significant exposure to
                                         countries with developing economies and/or
                                         markets.
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity(R) VIP Contrafund(R)           Seeks long-term capital appreciation         Fidelity Management & Research Company
  Portfolio -- Service Class 2                                                        Sub-advised by FMR Co., Inc. and other
                                                                                      Fidelity affiliates
 Fidelity(R) VIP Freedom 2010 Portfolio  Seeks high total return with a secondary     Strategic Advisers, Inc.
  -- Service Class 2                     objective of principal preservation as the
                                         fund approaches its target date and beyond
 Fidelity(R) VIP Freedom 2020 Portfolio  Seeks high total return with a secondary     Strategic Advisers, Inc.
  -- Service Class 2                     objective of principal preservation as the
                                         fund approaches its target date and beyond
 Fidelity(R) VIP Freedom 2030 Portfolio  Seeks high total return with a secondary     Strategic Advisers, Inc.
  -- Service Class 2                     objective of principal preservation as the
                                         fund approaches its target date and beyond
 Fidelity(R) VIP Mid Cap Portfolio --    Seeks long-term growth of capital            Fidelity Management & Research Company
  Service Class 2                                                                     Sub-advised by FMR Co., Inc. and other
                                                                                      Fidelity affiliates
 Fidelity(R) VIP Strategic Income        Seeks a high level of current income. The    Fidelity Investments Money Management
  Portfolio -- Service Class 2           fund may also seek capital appreciation
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities     Seeks capital appreciation                   Franklin Advisers, Inc.
  Fund -- Class 2
 Franklin Income Securities Fund --      Seeks to maximize income while maintaining   Franklin Advisers, Inc.
  Class 2                                prospects for capital appreciation
 Franklin Rising Dividends Securities    Seeks long-term capital appreciation with    Franklin Advisory Services, LLC
  Fund -- Class 2                        preservation of capital as an important
                                         consideration
 Franklin Small Cap Value Securities     Seeks long-term total return                 Franklin Advisory Services, LLC
  Fund -- Class 2
 Franklin Small-Mid Cap Growth           Seeks long-term capital growth               Franklin Advisers, Inc.
  Securities Fund -- Class 2
 Franklin Strategic Income Securities    Seeks a high level of current income, with   Franklin Advisers, Inc.
  Fund -- Class 1                        capital appreciation over the long term as
                                         a secondary goal
 Mutual Global Discovery Securities      Seeks capital appreciation                   Franklin Mutual Advisers, LLC
  Fund -- Class 2                                                                     Sub-advised by Franklin Templeton
                                                                                      Investment Management Limited
 Mutual Shares Securities Fund -- Class  Capital appreciation, with income as a       Franklin Mutual Advisers, LLC
  2                                      secondary goal

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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 Templeton Developing Markets            Seeks long-term capital appreciation         Templeton Asset Management Ltd.
  Securities Fund -- Class 1
 Templeton Foreign Securities Fund --    Seeks long-term capital growth               Templeton Investment Counsel, LLC
  Class 2
 Templeton Global Bond Securities Fund   Seeks high current income, consistent with   Franklin Advisers, Inc.
  -- Class 2                             preservation of capital, with capital
                                         appreciation as a secondary consideration
 Templeton Growth Securities Fund --     Seeks long-term capital growth               Templeton Global Advisors Limited
  Class 2                                                                             Sub-advised by Templeton Asset Management
                                                                                      Ltd. and Franklin Templeton Investments
                                                                                      (Asia) Limited
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS Fund  Seeks capital appreciation                   HL Investment Advisors, LLC
  -- Class IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford U.S. Government Securities     Seeks to maximize total return while         HL Investment Advisors, LLC
  HLS Fund -- Class IA                   providing shareholders with a high level of  Sub-advised by Wellington Management
                                         current income consistent with prudent       Company, LLP
                                         investment risk
HARTFORD SERIES FUND, INC.
 Hartford Capital Appreciation HLS Fund  Seeks growth of capital                      HL Investment Advisors, LLC
  -- Class IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Disciplined Equity HLS Fund    Seeks growth of capital                      HL Investment Advisors, LLC
  -- Class IA                                                                         Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Dividend and Growth HLS Fund   Seeks a high level of current income         HL Investment Advisors, LLC
  -- Class IA                            consistent with growth of capital            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Global Growth HLS Fund --      Seeks growth of capital                      HL Investment Advisors, LLC
  Class IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Global Research HLS Fund --    Seeks long-term capital appreciation         HL Investment Advisors, LLC
  Class IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Growth HLS Fund -- Class IA    Seeks long-term capital appreciation         HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford High Yield HLS Fund -- Class   Seeks to provide high current income, and    HL Investment Advisors, LLC
  IA                                     long-term return                             Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Index HLS Fund -- Class IA     Seeks to provide investment results which    HL Investment Advisors, LLC
                                         approximate the price and yield performance  Sub-advised by Hartford Investment
                                         of publicly traded common stocks in the      Management Company
                                         aggregate.
 Hartford International Opportunities    Seeks long-term growth of capital            HL Investment Advisors, LLC
  HLS Fund -- Class IA                                                                Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Money Market HLS Fund --       Maximum current income consistent with       HL Investment Advisors, LLC
  Class IA*                              liquidity and preservation of capital        Sub-advised by Hartford Investment
                                                                                      Management Company

20

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
FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 Hartford Small Company HLS Fund --      Seeks growth of capital                      HL Investment Advisors, LLC
  Class IA                                                                            Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Total Return Bond HLS Fund --  Seeks a competitive total return, with       HL Investment Advisors, LLC
  Class IA                               income as a secondary objective              Sub-advised by Wellington Management
                                                                                      Company, LLP
 Hartford Value HLS Fund -- Class IA     Seeks long-term total return                 HL Investment Advisors, LLC
                                                                                      Sub-advised by Wellington Management
                                                                                      Company, LLP
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio    Seeks high current income and the            Lord, Abbett & Co. LLC
  -- Class VC                            opportunity for capital appreciation to
                                         produce a high total return
 Lord Abbett Fundamental Equity          Seeks long-term growth of capital and        Lord, Abbett & Co. LLC
  Portfolio -- Class VC                  income without excessive fluctuations in
                                         market value
 Lord Abbett Growth and Income           Seeks long-term growth of capital and        Lord, Abbett & Co. LLC
  Portfolio -- Class VC                  income without excessive fluctuations in
                                         market value
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series -- Initial Class   Seeks capital appreciation                   MFS Investment Management
 MFS(R) Investors Trust Series --        Seeks capital appreciation                   MFS Investment Management
  Initial Class
 MFS(R) Research Bond Series -- Initial  Total return with an emphasis on current     MFS Investment Management
  Class                                  income, but also considering capital
                                         appreciation
 MFS(R) Total Return Series -- Initial   Seeks total return                           MFS Investment Management
  Class
 MFS(R) Value Series -- Initial Class    Seeks capital appreciation                   MFS Investment Management
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund -- Class   Capital growth and current income            Putnam Investment Management, LLC
  IB
 Putnam VT Investors Fund -- Class IB    Long-term growth of capital and any          Putnam Investment Management, LLC
                                         increased income that results from this
                                         growth
 Putnam VT Voyager Fund -- Class IB      Capital appreciation                         Putnam Investment Management, LLC


* In a low interest rate environment, yields for money market funds, after deduction of Contract charges may be negative even though the fund's yield, before deducting for such charges, is positive. If You allocate a portion of Your Contract Value to a money market Sub-Account or participate in an Asset Allocation Program where Contract Value is allocated to a money market Sub-Account, that portion of Your Contract Value may decrease in value.



MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Underlying Fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectuses accompanying this prospectus.


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                                                                          21

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VOTING RIGHTS -- We currently vote shares of the underlying Funds owned by the
Separate Account according to the instructions of Policy Owners. However, if the 1940 Act or any related regulations or interpretations should change and we decide that we are permitted to vote the shares of the underlying Funds in our own right, we may decide to do so. For Sub-Accounts in which You have invested as of the record date, we will notify You of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send You proxy materials and instructions for You to provide voting instruction. We will arrange for the handling and tallying of proxies received from You or other policy owners. If You give no instructions, we will vote those shares in the same proportion as shares for which we received instructions. As a result of proportional voting, the vote of a small number of policy owners could determine the outcome of a proposal subject to shareholder vote. We determine the number of Fund shares that You may instruct us to vote by applying a conversion factor to each policy owner's unit balance. The conversion factor is calculated by dividing the total number of shares attributed to each Sub-Account by the total number of units in each Sub-Account. Fractional votes will be counted. We determine the number of shares as to which the Policy Owner may give instructions as of the record date for a Fund's shareholder meeting.



SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- Subject to any applicable law, we may make certain changes to the Underlying Funds offered under Your Policy. We may, in our sole discretion, establish new Funds. New Funds may be made available to existing Policy Owners as we deem appropriate. We may also close one or more Funds to additional Premium Payments or transfers from existing Funds. We may liquidate one or more Sub-Accounts if the board of directors of any Fund determines that such actions are prudent. Unless otherwise directed, investment instructions will be automatically updated to reflect the Fund surviving after any merger or liquidation.



We may eliminate the shares of any of the funds from the Policy for any reason and we may substitute shares of another registered investment company for shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to Your interest in a Fund will not be made until we have the approval of the SEC and we have notified You of the change.


In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Policy necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Policy Owner, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.


FEES AND PAYMENTS WE RECEIVE FROM FUNDS AND RELATED PARTIES -- We receive substantial fees and payments with respect to the Funds that are offered through Your Contract (sometimes referred to as "revenue sharing" payments). We consider these fees and payments, among a number of facts, when deciding to include a Fund that we offer through the Contract. All of the Funds on the overall menu make payments to Hartford or an affiliate. We receive these payments and fees under agreements between us and a Fund's principal underwriter transfer agent, investment adviser and/or other entities related to the Funds in amounts up to 0.55% of assets invested in a Fund. These fees and payments may include asset-based sales compensation and service fees under distribution and/or servicing plans adopted by Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. These fees and payments may also include administrative service fees and additional payments, expense reimbursements and other compensation. Hartford expects to make a profit on the amount of the fees and payments that exceed Hartford's own expenses, including our expenses of payment compensation to broker-dealers, financial institutions and other persons for selling the Contracts.


The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing. Other funds (or available classes of shares) may have lower fees and better overall investment performance.

As of December 31, 2011, we have entered into arrangements to receive administrative service payments and/or Rule 12b-1 fees from each of the following Fund complexes (or affiliated entities): AllianceBernstein Variable Products Series Funds & Alliance Bernstein Investments, American Variable Insurance Series & Capital Research and Management Company, Fidelity Distributors Corporation, Franklin Templeton Services, LLC, HL Investment Advisors, LLC, Invesco Advisors Inc., Lord Abbett Series Fund & Lord Abbett Distributor, LLC, MFS Fund Distributors, Inc. & Massachusetts Financial Services Company, Morgan Stanley Distribution, Inc. & Morgan Stanley Investment Management & The Universal Institutional Funds, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., and Putnam Retail Management Limited Partnership.

We are affiliated with Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the "HLS Funds") based on our affiliation with their investment advisers HL Investment Advisors, LLC and Hartford Investment Management Company. In addition to investment advisory fees, we, or our other insurance company affiliates, receive fees to provide, among other things, administrative, processing, accounting and shareholder services for the HLS Funds.


Not all Fund complexes pay the same amount of fees and compensation to us and not all Funds pay according to the same formula. Because of this, the amount of fees and payments received by Hartford varies by Fund and Hartford may receive greater or less fees and payments depending on the Funds You select. Revenue sharing payments and Rule 12b-1 fees did not exceed 0.50% and 0.35%, respectively, in 2011, and are not expected to exceed 0.50% and 0.35%, respectively, of the annual percentage of the average daily net assets (for instance,

22

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assuming that You invested in a Fund that paid us the maximum fees and You maintained a hypothetical average balance of $10,000, we would collect a total of $85 from that Fund). For the fiscal year ended December 31, 2011, revenue sharing payments and Rule 12b-1 fees did not collectively exceed approximately $5.8 million. These fees do not take into consideration indirect benefits received by offering HLS Funds as investment options.


THE FIXED ACCOUNT

The portion of the prospectus relating to the Fixed Account is not registered under the 1933 Act and the Fixed Account is not registered as an investment company under the 1940 Act. The Fixed Account is not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the Fixed Account. The following disclosure about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.


The Fixed Account credits at least 2.0% per year. We are not obligated to, but may, credit more than 2.0% per year. If we do, such rates are determined at our sole discretion. Hartford does not guarantee that any crediting rate above the guarantee rate will remain for any guaranteed period of time. You assume the risk that, at any time, the Fixed Account may credit not more than 2.0%.


CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUM


Before Your premium is allocated to the Sub-Accounts and/or the Fixed Account, we deduct a percentage from Your premium for a sales load and a premium tax charge. The amount allocated after the deductions is called Your Net Premium.


FRONT-END SALES LOAD


HARTFORD LIFE INSURANCE COMPANY AND HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a front-end sales load from each premium You pay. The current front-end sales load for all premiums is 4.25% in the first 5 Policy years and 0.25% in Policy years 6 plus. The front-end sales load may be used to cover expenses related to the sale and distribution of the policies. We reserve the right to charge a maximum of 5.75%. Under the Extended Value Option, The current front-end sales load is reduced to zero and the maximum is reduced to 1.50%.



TAX CHARGE -- We deduct a premium tax charge from each premium You pay. The premium tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of such charge generally is between 0% and 4%.


DEDUCTIONS FROM ACCOUNT VALUE


MONTHLY DEDUCTION AMOUNTS -- Each month we will deduct an amount from Your Account Value to pay for the benefits provided by Your Policy. This amount is called the Monthly Deduction Amount and equals the sum of:


-   the charge for the cost of insurance;

-   the monthly administrative charge;

-   the monthly per $1,000 charge;

-   the mortality and expense risk charge;

-   the charges for additional benefits provided by rider, if any.


We will deduct the Monthly Deduction Amount on a pro rata basis from each available Sub-Account and the Fixed Account unless You choose the Allocation of Charges Option.



ALLOCATION OF CHARGES OPTION -- You may provide us with written instructions to re-direct the deduction of Your policy's Monthly Deduction Amount charges that are assessed on a monthly basis to specified Sub-Account(s) and/or the Fixed Account. If You do not provide us with written instructions, or if the assets in any of the specified Sub-Accounts or the Fixed Account are insufficient to pay the charge as requested, the Monthly Deduction Amount will then be deducted on a pro rata basis from each available Sub-Account and the Fixed Account.


COST OF INSURANCE CHARGE -- The "cost of insurance" charge compensates the Company for providing insurance protection. It is deducted each month as part of the Monthly Deduction Amount and is designed to compensate the Company for the costs of paying death benefits.

The charge for the cost of insurance is equal to:

-   the cost of insurance rate per $1,000; multiplied by

-   the amount at risk; divided by

-   $1,000

On any Monthly Activity Date, the amount at risk equals the death benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.


Cost of insurance rates will be determined on each Policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in Your Policy, however, we reserve the right to use rates less than those shown in the table. The maximum rates that can be charged are on the Policy Specification pages of the contract. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states and markets) plus any flat extra amount assessed. The multiple will be based on the Insured's substandard rating.

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Any changes in the cost of insurance rate will be made uniformly for all
Insureds in the same risk class and whose coverage have been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.



Because Your Account Value and death benefit amount may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date. The cost of insurance depends on Your policy's amount at risk. Items which may affect the amount at risk include the amount and timing of premium payments, investment performance, fees and charges assessed, rider charges, Policy loans and death benefit changes to the Face Amount.




MONTHLY ADMINISTRATIVE CHARGE -- We will assess a monthly administrative charge to reimburse us for administrative costs of Your Policy. The current monthly administrative charge is $7.50 per month for initial face amounts of $100,000 and above. The current charge for initial face amounts below $100,000 is $10 per month. The maximum monthly administrative charge is $10 per month.


MORTALITY AND EXPENSE RISK CHARGE


HARTFORD LIFE INSURANCE COMPANY AND HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a mortality and expense risk charge on each Monthly Activity Date from Your Account Value. During the first 10 Policy years, the current (the amount we are currently charging) and maximum mortality and expense risk charge is 0.0541% of Your Account Value in the Sub-Accounts. After the 10th Policy year there is no mortality and expense risk charge on a current basis. During Policy years 11 to 20, the maximum rate is 0.0333%. The maximum rate is 0.0208% of Your Account Value in the Sub-Accounts in Policy years 21 plus.


The mortality and expense risk charge compensates us for mortality and expense risks assumed under the policies. The mortality risk assumed is that the cost of insurance charges are insufficient to meet actual claims. The expense risk assumed is that the expense incurred in issuing, distributing and administering the policies exceed the administrative charges and sales loads collected. Hartford may keep any difference between cost it incurs and the charges it collects.


MONTHLY PER $1,000 CHARGE -- We deduct a charge from Your Account Value called the "Monthly Per $1,000 Charge" on each Monthly Activity Date. The Monthly per $1,000 charge compensates us for certain Policy administrative and sales expenses and costs we incur in marketing, underwriting and acquiring policy owners. The charge is assessed based on Your initial Face Amount and certain subsequent increases in Your Face Amount. The charge can be deducted for a period of up to:



-   5 years after You purchase Your Policy; and



- 5 years after an unscheduled increase in Your Face Amount, and each increase under the Cost of Living Adjustment Rider.


The total Monthly Per $1,000 Charge is equal to:

-   the applicable Monthly Per $1,000 rates; multiplied by

-   the applicable Face Amounts; divided by

-   $1,000.


The Monthly Per $1,000 Charge is individualized based on the Insured's initial Face Amount, Death Benefit option issue age or age at time of a Face Amount increase, sex and insurance class. The charge is on the Policy Specification pages of the contract. The Monthly Per $1,000 Charge compensates us for expenses incurred in issuing, distributing, and administering the policies.



SURRENDER CHARGE -- Surrender charges will be deducted from Your Account Value if You surrender Your Policy:


-   During the first 9 Policy years;


-   Within 9 years of an unscheduled increase in Your Face Amount; or



- Within 9 years of an increase in Your Face Amount under the Cost of Living Adjustment Rider, if elected.



Surrender Charges are not deducted during the first three Policy years if You add the Modification of Cash Surrender Value Endorsement at the time of Purchase.



- Under the Extended Value Option, the Surrender Charge period is increased from 9 to 19 years.



RIDER CHARGE -- If Your Policy includes riders, a charge applicable to the riders is made from the Account Value each month. The charge applicable to these riders is to compensate Hartford for the anticipated cost of providing these benefits and is specified on the applicable rider. For a description of the riders available, see "Your Policy -- Supplemental Benefits."


CHARGES FOR THE FUNDS

The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

24

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YOUR POLICY

CONTRACT RIGHTS


POLICY OWNER, OR "YOU" -- As long as Your Policy is in force, You may exercise all rights under the Policy while the Insured is alive and no beneficiary has been irrevocably named.



BENEFICIARY -- The beneficiary is the person You name in the application to receive any death benefit. You may change the beneficiary (unless irrevocably named) while the Insured is alive by notifying us in writing. If no beneficiary is living when the Insured dies, the death benefit will be paid to You, if living; otherwise, it will be paid to Your estate.



INSURED -- The Insured is the person on whose life the Policy is issued. You name the Insured in the application of the Policy. The Policy Owner must have an insurable interest on the life of the Insured in order for the Policy to be valid under state law and for the Policy to be considered life insurance for federal income tax purposes. An insurable interest generally exists when there is a demonstrable interest in something covered by an insurance Policy, the loss of which would cause deprivation or financial loss. There must be a valid insurable interest at the time the Policy is issued. If there is not a valid insurable interest, the Policy will not provide the intended benefits. Through our underwriting process, we will determine whether the Insured is insurable.



You may request to change the Insured's risk class to a more favorable class if the health of the Insured has improved or if the Insured no longer uses nicotine. Upon providing us satisfactory evidence, we will review the risk classification. If we grant a change in risk classification, only future cost of insurance rates will be based on the more favorable class and all other contract terms and provisions will remain as established at issue. We will not change a risk class on account of deterioration of Your health.



ASSIGNMENT -- You may assign Your Policy. Until You notify us in writing, no assignment will be effective against Your Policy. We are not responsible for the validity of any assignment.



STATEMENTS -- We will send You a statement at least once each year, showing:


-   the current Account Value, Cash Surrender Value and Face Amount;


- the premiums paid, monthly deduction amounts and any loans since Your last statement;


-   the amount of any Indebtedness;


-   any notifications required by the provisions of Your Policy; and



- any other information required by the Insurance Department of the state where Your Policy was delivered.



CHANGE OF ADDRESS -- It is important that You notify us if You change Your address. If Your mail is returned to us, we are likely to suspend future mailings until an updated address is obtained. In addition, we may rely on third parties, including the US Postal Service, to update Your current address. Unless preempted by ERISA, failure to give us a current address may result in payments due and payable on Your life Policy being considered abandoned property under state law, and remitted to the applicable state.




RIGHT TO EXAMINE A POLICY -- You have a limited right to return Your Policy for cancellation. You may deliver or mail the Policy to us or to the agent from whom it was purchased any time during Your free look period.


FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY:


Your free look period begins on the day You get Your Policy and ends ten days after You receive it. If You properly exercise Your free look, the Policy will be rescinded and We will pay an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account.


FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE AND ANNUITY INSURANCE
COMPANY:


Your free look period begins on the day You receive Your Policy and ends ten days after You receive it (or longer in some states). If You properly exercise Your free look, the Policy will be rescinded and We will pay You an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account. The state in which the Policy is issued determines the free look period. You should refer to Your Policy for information.



ISSUE FIRST(R) (HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES ONLY) -- The Issue First(R) life insurance submission process can provide immediate insurance coverage provided the proposed Primary Insured ("Insured") meets all of the Conditions for Coverage described in the Issue First(R) Binding Premium Receipt. Once all of the Conditions for Coverage are met and eligibility for Issue First(R) is confirmed, we will issue the Policy at the rate class applied for and mail it directly to You. Hartford will then complete full underwriting and You will receive a Policy Endorsement that reflects the final rate class, at which time You may accept the final approved rate class (additional premium may be necessary) or exercise Your free look and receive a full refund of premiums. Your free look period ends 10 days after (or longer in some states) You receive the Policy Endorsement with Your final rate class. The variable investment options will become available at the end of the free look period. Issue First(R) is only available on new

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policies, and does not apply to Face Amount increases or decreases. There is no charge for this feature.


CONDITIONS FOR COVERAGE

Coverage will become effective under the Issue First(R) Binding Premium Receipt when each and every condition set forth below is satisfied, and the Binding Premium Receipt ("Receipt") is signed by the owner (and Insured, if different).

1.   Answers "No" to each of the questions 1 through 8 on the Receipt;

2.   All answers to each question are correct, complete and true;

3. The total death benefit amount as applied for in the application together with the total death benefit amount under any other policies applied for or in-force with Us or any affiliate company on the life of the Primary Insured, is less than $2,000,000;

4. A standard long form application and illustration have been completed as of the same date the Receipt and signed;

5. The applied for Policy is not an "employer-owned life insurance contract" under Internal Revenue Code Section 101(j);


6. We receive no less than the first Modal Premium for the mode selected on the Application.


If death of the Insured occurs while the Binding Premium Receipt is in effect, we will pay the death benefit to the designated beneficiary according to Policy provisions (deaths occurring during the first two Policy years are subject to routine contestability reviews).

LIMITATIONS OF COVERAGE UNDER THE BINDING PREMIUM RECEIPT

1. The Binding Premium Receipt provides coverage only for the Primary Insured. It does not provide coverage for any other proposed Insureds, including, but not limited to, other proposed Insureds under term insurance riders and child riders;


2. For survivorship policies, the Binding Premium Receipt only provides coverage upon the death of the last surviving Insured;


3. The Binding Premium Receipt does not provide coverage if a Proposed Insured is age 66 or older on his/her birthday nearest the date the Receipt is signed;

4. The Binding Premium Receipt provides coverage in the event of death of the Primary Insured. It does not provide any coverage for other benefits which may be applied for, including but not limited to, accelerated death benefits, disability income benefits, or accidental death benefits;

5. There is no coverage under the Binding Premium Receipt if the Primary Insured dies by suicide. In such event, Our liability will be limited to a refund of the total premium paid for the Policy; and


6. Material misrepresentations or fraud in the answers to the questions in the Receipt or in the Application or if We determine that insufficient insurable interest exists in the life of the Insured based on Our underwriting guidelines, will invalidate the Receipt and may be the basis for denial of benefits under, or rescission of, the Receipt and the applied for Policy. In this event, Our liability will be limited to a refund of the total premium paid for the Policy.


BENEFITS WILL NOT BE PAID BOTH UNDER THE BINDING PREMIUM RECEIPT AND UNDER THE APPLIED FOR POLICY. IF BENEFITS ARE PAYABLE UNDER THIS BINDING PREMIUM RECEIPT, THEN NO BENEFIT RELATING TO THE DEATH OF THE PRIMARY INSURED WILL BE PAYABLE UNDER THE APPLIED FOR POLICY.

WHEN THE BINDING PREMIUM RECEIPT TERMINATES

If the Binding Premium Receipt becomes effective, coverage under the Receipt will terminate on the earliest of the following to occur:

1. the date the Policy takes effect, in which case Your initial premium payment will be applied to the Policy as of the policy's effective date;

2. the date of death of the covered Primary Insured, in which case We will pay the death benefit to the beneficiary designated in the Application;

3. the date We mail a notice of termination of this Receipt to the Proposed Policy Owner at the address set forth in the Application;

4. the date We receive Your written request to terminate coverage under this Receipt; or


5.   14 days after the date this Receipt is signed by You.


In the case of 3, 4, and 5 above, Our liability will be limited to a refund of the total premium paid for the Policy.

On the Date of Issue of the Policy, coverage under the Binding Premium Receipt will terminate. In addition, our underwriting review of the Insured has not yet been completed by Us and any Riders for other benefits applied for on the Application for Life Insurance ("Application") and not shown in the Additional Benefits and Riders section of the Policy have not yet been issued by Us.

FINAL UNDERWRITING DETERMINATION


Upon completion of Our underwriting review, if We have not terminated Your Policy, We will issue a Policy Endorsement reflecting the Insured's final Insurance Class. The Policy Owner is charged for coverage based on the final underwriting determination starting from the date coverage began. The Policy Endorsement will reflect any other changes to the Policy that are required based on our final underwriting determination, including but not limited to, Cost of Insurance and other Policy charges, Initial Face Amount, Death Benefit Option, and any No Lapse Guarantee Premium. The Policy Endorsement will also include any other changes in coverage


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from that applied for on the Application as requested by You, such as changes in
Planned Premium, Initial Face Amount, or Death Benefit Option. In addition, any applied-for Riders approved by Us and not shown in the Additional Benefits and Riders section of the Policy will be issued by Us at this time. Additional premium may be required upon delivery of the Policy Endorsement.

OTHER POLICY TRANSACTIONS


Policy Loans, Withdrawals or any option to continue the Policy as reduced paid up will not be available during Our underwriting review until the date We receive in Good Order Your acceptance of the Policy Endorsement described above and all other necessary delivery requirements. The variable investment options become available at the end of the free look period.


POLICY TERMINATION

The Policy will terminate on the earliest of the following events:

1. 120 days after the Policy's Date of Issue if a required and requested medical exam, lab test, application interview, medical report, or any other requested underwriting requirement, has not been received by Us;

2. the date We mail You a Policy termination notice due to Our determination that insufficient insurable interest exists in the life of the Insured;

3.   the date the Right To Examine Policy provision is exercised by You;

4.   Your surrender of the Policy;

5. the end of the Policy Grace Period when premiums sufficient to keep the Policy from terminating are not paid;

6. forty-five days after We send to You the Policy Endorsement described in this Amendment if we have not received Your signed acceptance of such Endorsement; or

7.   the date the Insured dies.

In the case of Policy Termination as described in 1, 2 and 6 above, Our liability will be limited to a refund of the total premiums paid for the Policy. In the case of Policy Termination as described in 3 above, Our liability will be limited as described in the Right to Examine Policy provision on Page 1 of the Policy Amendment.

No insurance producer or other company representative may waive or modify the answer to any question in the Application or modify the terms or conditions of this Receipt.

REPLACEMENTS

A "replacement" occurs when a new Policy is purchased and, in connection with the sale, an existing Policy is surrendered, lapsed, forfeited, assigned to another insurer, otherwise terminated or used in a financial purchase. A "financial purchase" occurs when the purchase of a new life insurance Policy or annuity contract involves the use of money obtained from the values of an existing life insurance Policy or annuity contract through withdrawal, surrender or loan.


There are some circumstances where replacing Your existing life insurance Policy can benefit You. However, there are many circumstances where a replacement will not be in Your best interest. You should carefully review the costs, benefits and features of Your existing life insurance Policy against a proposed Policy to determine whether a replacement is in Your best interest.


OTHER POLICY PROVISIONS

INCONTESTABILITY -- We cannot contest the Policy after it has been in force, during the Insured's lifetime, for two years from its Date of Issue, except for non-payment of premium.

Any increase in the Face Amount for which evidence of insurability was obtained, will be incontestable only after the increase has been in force, during the Insured's lifetime, for two years from the effective date of the increase.

The Policy may not be contested for more than two years after the reinstatement date. Any contest We make after the Policy is reinstated will be limited to material misrepresentations in the evidence of insurability provided to Us in the request for reinstatement. However, the provision will not affect Our right to contest any statement in the original application or a different reinstatement request which was made during the Insured's lifetime from the Date of Issue of the Policy or a subsequent reinstatement date.

SUICIDE EXCLUSION -- If, within two years from the Date of Issue, the Insured dies by suicide, while sane or insane, Our liability will be limited to the premiums paid less Indebtness and less any withdrawals.

If, within two years from the effective date of any increase in the Face Amount for which evidence of insurability was obtained, the Insured dies by suicide, while sane or insane, Our liability with respect to such increase, will be limited to the Cost of Insurance for the increase.

POLICY LIMITATIONS

ALLOCATIONS TO SUB-ACCOUNTS AND THE FIXED ACCOUNT -- You may allocate amounts to a maximum of twenty (20) investment choices including the Sub-Accounts and Fixed Account.


TRANSFERS OF ACCOUNT VALUE -- You may transfer amounts among the Fixed Account and the Sub-Accounts subject to a charge described below. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by Your authorized agent of record or by other authorized representative. Telephone transfers may not be permitted in some states. We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.



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CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?


You may make transfers between Sub-Accounts according to the following policies and procedures, as they may be amended from time to time.

WHAT IS A SUB-ACCOUNT TRANSFER?


A Sub-Account transfer is a transaction requested by You that involves reallocating part or all of Your Account Value among the underlying Funds available in Your Policy. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order at our Designated Address. Otherwise, Your request will be processed on the following Valuation Day. We will send You a confirmation when we process Your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.



WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?


Many Policy Owners request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Policy Owners allocate Premium Payments to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that Underlying Fund we would need to sell to satisfy all Policy Owners' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or Premium Payments allocated to that Sub-Account and determine how many shares of that Underlying Fund we would need to buy to satisfy all Policy Owners' "transfer-in" requests.

In addition, many of the underlying Funds that are available as investment options in our variable life policies are also available as investment options in variable annuity contracts, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and Policy Owners in these other products engage in similar transfer transactions.


We take advantage of our size and available technology to combine sales of a particular Underlying Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine many of the purchases of that particular Underlying Fund for many of the products we offer. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the price You pay for or receive upon the purchase or sale of an investment option. This means that we sometimes reallocate shares of an Underlying Fund rather than buy new shares or sell shares of the Underlying Fund.


For example, if we combine all transfer-out (redemption) requests and Surrenders of a stock Fund Sub-Account with all other sales of that Underlying Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Policy Owners and the owners of other products offered by us, want to transfer-in (purchase) an amount equal to $300,000 of that same Underlying Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

ARE THERE ANY CHARGES FOR TRANSFERS AMONG SUB-ACCOUNTS?


Under the Policy, we have the right to assess an Administrative Transfer Fee of up to $25 per transfer after the first transfer You make in any month. We are currently not assessing Administrative Transfer Fees.



WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?



FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We limit each Policy Owner to one Sub-Account transfer request each Valuation Day. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer", however, You cannot transfer the same Account Value more than once a Valuation Day.


For Example:


- If the only transfer You make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer.



- If, however, on a single day You transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however You chose), that day's transfer activity would count as one Sub-Account transfer.



- Likewise, if on a single day You transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Account however You chose), that day's transfer activity would count as one Sub-Account transfer.



- Conversely, if You have $10,000 in Account Value distribution among 10 different Sub-Accounts and You request to transfer the Account Value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.



- However, You cannot transfer the same Account Value more than once in one day. That means if You have $10,000 in a Money Market Fund Sub-Account and You transfer all $10,000 into a Stock Fund Sub-Account, on that same day You could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.



SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH POLICY YEAR (THE "TRANSFER RULE") BY U.S. MAIL, VOICE RESPONSE UNIT, INTERNET, TELEPHONE, SAME DAY MAIL OR COURIER SERVICE. Once You have reached the maximum number of Sub-Account transfers, You may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet, same day mail service or telephone transfer requests will not be honored. We may, but are not obligated to,


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notify You when You are in jeopardy of approaching these limits. For example, we may send You a letter after Your 10th Sub-Account transfer to remind You about the Transfer Rule. After Your 20th transfer request, our computer system will not allow You to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send Your Sub-Account transfer request by U.S. Mail or overnight delivery service.



We reserve the right to aggregate Your Contracts (whether currently existing or those recently surrendered) for the purposes of enforcing these restrictions.


The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored asset allocation or Dollar Cost Averaging program. Reallocations made based on an Underlying Fund merger, substitution or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

We make no assurances that the Transfer Rule is or will be effective in detecting or preventing market timing.


THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT
TRANSFERS. You should not purchase this Policy if You want to make frequent Sub-Account transfers for any reason. In particular, don't purchase this Policy if You plan to engage in "market timing," which includes frequent transfer activity into and out of the same Underlying Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of an Underlying Fund. Even if You do not engage in market timing, certain restrictions may be imposed on You, as discussed below:


UNDERLYING FUND TRADING POLICIES


Generally, You are subject to Underlying Fund trading policies, if any. We are obligated to provide, at the underlying Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist underlying Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading Policy. In certain instances, we have agreed to assist an Underlying Fund, to help monitor compliance with that Fund's trading Policy.



We are obligated to follow each underlying Fund's instructions regarding enforcement of their trading Policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning You from making Sub-Account transfers into an Underlying Fund or other funds within that fund complex. We are not authorized to grant exceptions to an underlying Fund's trading Policy. Please refer to each underlying Fund's prospectus for more information. Transactions that cannot be processed because of Fund trading policies will be considered not in good order.


In certain circumstances, Underlying Fund trading policies do not apply or may be limited. For instance:

- Certain types of financial intermediaries may not be required to provide us with shareholder information.

- "Excepted funds" such as money market funds and any Underlying Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of Policy. This type of Policy may not apply to any financial intermediary that an Underlying Fund treats as a single investor.

- A Fund can decide to exempt categories of Policy Owners whose Policies are subject to inconsistent trading restrictions or none at all.

- Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, loans, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Policy; or (iv) as a result of payments such as loan repayments, scheduled Premium Payments, scheduled withdrawals or surrenders, retirement plan Premium Payments.

POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading activities. For instance,

- Since we net all the purchases and redemptions for a particular Underlying Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

- Certain forms of variable annuities and types of underlying Funds may be attractive to market timers. We can not provide assurances that we will be capable of addressing possible abuses in a timely manner.

- Our policies apply only to individuals and entities that own or are Policy Owners under this Policy. However, the underlying Funds that make up the Sub-Accounts of this Policy are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all.

- In some cases, we are unable to count the number of Sub-Account transfers requested by group annuity participants co-investing in the same Funds ("Participants") or enforce the Transfer Rule because we do not keep Participants' account records for a Contract. In those cases, the Participant account records and Participant Sub-Account transfer information are kept by such owners or its third party service provider. These owners and third party service providers may provide us with limited information or no information at all regarding Participant Sub-Account transfers.


HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?


We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by an Underlying Fund as a result of increased transaction costs and lost investment

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                                                                          29

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opportunities typically associated with maintaining greater cash positions. This can adversely impact Underlying Fund performance and, as a result, the performance of Your Policy. This may also lower the Death Benefit paid to Your Beneficiary.


Separate Account investors could be prevented from purchasing Underlying Fund shares if we reach an impasse on the execution of an underlying Fund's trading instructions. In other words, an Underlying Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and The Hartford can not reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading Policy.

In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Policy Owner to provide the information. If the Policy Owner does not provide the information, we may be directed by the Fund to restrict the Policy Owner from further purchases of Fund shares. In those cases, all participants under a plan funded by the Policy will also be precluded from further purchases of Fund shares.


LIMITATIONS ON TRANSFERS FROM THE FIXED ACCOUNT -- Except for transfers made under the Dollar Cost Averaging Program, any transfers from the Fixed Account must occur during the 30-day period following each Policy anniversary, and, the maximum amount transferred may not exceed the greater of: a) $1,000, b) 20% of the accumulated value in the Fixed Account on the transfer date, or c) the amount transferred from the Fixed Account in the prior year. As a result of these restrictions, it can take several years to transfer amounts from the Fixed Account to the Sub-Accounts.



TRANSFERS TO THE FIXED ACCOUNT: ADDITIONAL OPTIONS AVAILABLE TO POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY -- Amounts may be transferred among the Sub-Accounts to the Fixed Account at any time. For policies issued by Hartford Life Insurance Company, there are some additional options regarding the Fixed Account. At any time You may transfer all amounts in the Sub-Accounts to the Fixed Account and apply the Cash Surrender Value to purchase a non-variable paid-up life insurance Policy, as long as the Policy is in effect. A non-variable paid-up life insurance Policy is a life insurance Policy (that is not variable universal life insurance) where the cash value in the Policy will be enough so that no premiums are required to maintain coverage for a certain period of time. You may also transfer amounts in the Sub-Accounts to the Fixed Account if a material change is made in the investment Policy of the Separate Account and You object to the change. Lastly, You may transfer amounts in the Sub-Accounts to the Fixed Account during the first 18 months after Your Policy is issued, if Your Policy is in effect (Hartford Life Insurance Company Policies
Only).



DEFERRAL OF PAYMENTS -- State law allows us to defer payment of any Cash Surrender Values, withdrawals and loan amounts which are not attributable to the Sub-Accounts for up to six months from the date of the request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. If we defer payment for more than 30 days, we will pay You interest. For policies issued in New York, if we defer payment for more than 10 days, we will pay You interest.


CHANGES TO CONTRACT OR SEPARATE ACCOUNT

MODIFICATION OF POLICY -- The only way the Policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

OTHER BENEFITS


ENHANCED RATE DOLLAR COST AVERAGING (EDCA) PROGRAM At times, we may offer an Enhanced Rate DCA Program where You can earn a fixed rate of interest on initial premiums (including 1035 premiums) allocated to a segment of the Fixed Account over a period of 6 Months. Under the 6 Month Program, the initial premium payment (including premiums received in conjunction with a 1035 exchange) will earn a fixed rate (the rate will not change) for 6 months. The 6 month period begins on the monthly activity date after We receive the initial premium and after the free look period has expired. During the 6 month period, You must transfer these amounts into Your selected "EDCA Target Investment Options" (excluding the Fixed Account option). You will select Your EDCA Target Investment Options when You enroll in the program. The EDCA Target Investment Options may be the same as Your premium allocation instructions.



The interest earned under an Enhanced Rate DCA Program may be different from the interest earned on value allocated to the Fixed Account option. The interest rate under the Enhanced Rate DCA Program may also vary depending on when You purchased Your Policy and/or enrolled in the program. You may elect to terminate Your participation in the Enhanced Rate DCA Program at any time by notifying Us. Upon cancellation, all the amounts remaining in the Program will be immediately transferred to the EDCA Target Investment Options unless Your notify us with alternative allocation instructions.


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Please consult Your registered representative to determine which programs are currently available and to obtain the program enrollment documents that contain additional information about the program. We may discontinue offering the Enhanced Rate DCA Program at anytime.



DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate Your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. The DCA program allows You to regularly transfer an amount You select from the Fixed Account or any Sub-Account into a different Sub-Account. Amounts will be transferred monthly to the other investment options in accordance with Your allocation instructions. The dollar amount will be allocated to the investment options that You specify, in the proportions that You specify. If, on any transfer date, Your Account Value allocated to the Dollar Cost Averaging program is less than the amount You have elected to transfer, Your DCA program will terminate.



You may cancel Your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.



The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows You to take advantage of market fluctuations. Since the same dollar amount is transferred to Your selected investment options at set intervals, the DCA program allows You to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against investment loss.


STATIC ASSET ALLOCATION MODELS


This feature allows You to select Your portfolio of Funds based on Your risk tolerance, time horizon and investment objectives. Based on these factors, You can select one of several asset allocation models, with each specifying percentage allocations among various Funds available under Your Policy ("model portfolios"). These model portfolios are based on generally accepted investment theories that take into account the historic returns of different asset classes (e.g., equities, bonds or cash) over different time periods. We make available educational information and materials (e.g., pie charts, graphs, or case studies) that can help You select a model portfolio, but we do not recommend models or otherwise provide advice as to what model portfolio may be appropriate for You.



You choose how much of Your Account Value You want to invest in this program. You can also combine this program with the Dollar Cost Averaging Program (subject to restrictions). Your investments under the program will be rebalanced at the specified frequency (quarterly, semi-annual or annual) You choose to reflect the model portfolio's original percentages, thereby eliminating imbalances resulting from market movements and/or partial Surrenders. We have no discretionary authority or control over Your investment decisions. These model portfolios are based on then available Funds and do not include the Fixed Account. You may participate in only one model portfolio at a time.



You will not be provided with information regarding periodic updates to the Funds and allocation percentages in the model portfolios, and we will not reallocate Your Account Value based on those updates. Information on updated model portfolios may be obtained by contacting Your Financial Professional. Investment alternatives other than these model portfolios are available that may enable You to invest You Account Value with similar risk and return characteristics. When considering a model portfolio for Your individual situation, You should consider Your other assets, income and investments in addition to this Policy.



ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which You customize Your Sub-Accounts to meet Your investment needs. You select the Sub-Accounts and the percentages You want allocated to each Sub-Account. Based on the frequency You select, Your model will automatically rebalance to the original percentages chosen. You can only participate in one model at a time.



IMPACT OF FUND CHANGES ON DCA PROGRAM, ASSET ALLOCATION PROGRAM AND ASSET REBALANCING PROGRAM -- Certain Fund changes may impact these programs. If a Fund (merging Fund) contained in one of these programs merges into another Fund (surviving Fund) and we do not receive alternative instructions from You, we will automatically replace the merging fund with the surviving fund for each of the programs. If a Fund contained in one of these programs is liquidated, unless other instructions are received, we will automatically move the Policy value of the liquidated fund to the current money market fund for each of these programs.




OPTIONAL SUPPLEMENTAL BENEFITS -- You may add additional benefits to Your Policy by electing one or more of the riders described below. Some riders involve additional costs that depend on the age, sex, and risk class of the Insured, and the level of benefit provided by the rider. Each rider is subject to the restrictions and limitations described in the rider. The guarantees and benefits under the Policy are based on the claims paying ability of the insurance company. Policy Owners should consult with their financial representative before purchasing optional supplemental benefits.



EXTENDED VALUE OPTION -- If You elect this option You can expect to have higher account values than You would have had for a given level of premium because Your sales load will be reduced. However, Your cash surrender values will be less because the surrender charges will be increased and the period that the surrender charges apply will be increased from 9 years to 19 years. The Extended Value Option can only be elected at Policy issue, once elected it cannot be removed from the Policy. Election of the Extended Value Option impacts the amount of sales commission Your agent gets paid.


GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER ("GMAB") -- This rider, subject to the conditions described in the rider, guarantees that Your Account Value on the last day

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of the GMAB Period (Benefit Date), will be at least equal to Your premiums paid
(as adjusted for withdrawals and face decreases). The Benefit Date is typically the last day of Your No-Lapse Guarantee Period. If the Account Value on the Benefit Date is less than the Benefit Amount as calculated on that date, the Account Value will be increased by an amount equal to the difference between the Account Value and the Benefit Amount. The amount by which the Account Value is increased will be allocated to the Sub-Account(s) shown in Your Policy (typically the Money Market Sub-Account) on the Valuation Day immediately following the Benefit Date and will be subject to market fluctuation. The ultimate value of this amount will be based on the accumulation unit values next calculated after the amount has been allocated to Your Policy. However, if we receive a Good Order request to surrender the Policy as of the Benefit Date, Your Cash Surrender Value will be increased by the difference between the Account Value and Benefit Amount (as adjusted for withdrawals, and FACE AMOUNT decreases) as of the Benefit Date. The rider has no cash value.



The CUMULATIVE RIDER PREMIUM is the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in Your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previous Monthly Activity Date; plus (b) the current Monthly Rider Premium.



The MONTHLY RIDER PREMIUM is the monthly premium required to maintain the Rider that will be shown in Your Policy Specifications Page.



This rider is generally only available at Policy issue to Insureds issue ages 20 to 60 with a standard or better non-nicotine underwriting class or to Insureds issue ages 20 to 55 with a standard or better nicotine underwriting class with initial Face Amount between $100,000 and $5,000,000. If You purchase the Guaranteed Minimum Accumulation Benefit Rider, then the Guaranteed Minimum Death Benefit Rider will not be available for purchase.


- There is a charge for this Rider. The charge will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. The charge will continue to be taken until the Rider is terminated.


- There is a Cumulative Rider Premium required to maintain the rider. We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us. We will provide You notification if Your rider fails this test and the amount of premium required to prevent the rider from terminating. In any Policy Year, we may limit Premium payments to no greater than 200% of the annualized Monthly Rider Premium. Any excess Premium will be refunded to You.



- Withdrawals (does not include Policy Loans) made will reduce the Benefit Amount proportionately based on the Account Value at the time of the Withdrawal. Decreases in Face Amount will also reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease and will result in a new Monthly Rider Premium. See below for additional information about how withdrawals and Face Amount decreases impact the Benefit Amount.



- We may limit the Sub-Accounts in which You may allocate all or a portion of Your Premiums and/or Account Value. We may also require that You allocate such amounts in accordance with any asset allocation models, investment programs or other Sub-Accounts compilations. Restrictions apply to all policyholders that hold the rider.



- The Rider will continue until the earlier of: when the Policy terminates, when We receive a request to cancel it; the Benefit Date; the end of the 30-day period after we notify You of the minimum Premium amount required to maintain this Rider and it is not received by Us; the date We approve a request from You to increase the Face Amount; or the date we approve a request to accelerate the Death Benefit. (We offer two riders that provide the ability to accelerate the death benefit in the event the Insured becomes "terminally ill" or "chronically ill," the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.)


- The Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the GMAB Guarantee Period. If the rider is reinstated, the Cumulative Rider Premium will be restored, except that it will not be increased during periods of time that the Policy was not in force. Rider fees will not be due for periods of time that the Policy was not in force. All other rider benefits and rights will be restored.


GUARANTEED PAID-UP DEATH BENEFIT RIDER ("GMDB") -- This rider, subject to the conditions described in the rider, gives You the option to continue Your Policy as a Paid-Up Life Insurance Policy (Paid-Up Policy) at the end of the Rider Guarantee Period (Benefit Date). A Paid-Up Policy is a Policy that does not require any additional premium to be paid to support the death benefit. The Benefit Date is shown in the Additional Benefits and Riders section of the Policy Specifications and is typically the last day of Your No-Lapse Guarantee Period. The Paid-Up Policy will have a Death Benefit at least equal to the greater of:


- Gross premiums paid, including 1035 premium, minus rider benefit reductions due to withdrawals and decreases, or

- A death benefit based on a Net Single Premium equal to Account Value minus Indebtedness, 2001 CSO, and 5% interest.


The CUMULATIVE RIDER PREMIUM is the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in Your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previous Monthly Activity Date; plus (b) the current Monthly Rider Premium.



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The MONTHLY RIDER PREMIUM is the monthly premium required to maintain the Rider that will be shown in Your Policy Specifications Page.



This rider is generally only available at Policy issue to Insureds issue ages 20 to 60 with a standard or better non-nicotine underwriting class or to Insureds issue ages 20 to 55 with a standard or better nicotine underwriting class with initial Face Amount between $100,000 and $10,000,000. If You purchase the Guaranteed Minimum Death Benefit Rider, then the Guaranteed Minimum Accumulation Benefit Rider will not be available for purchase.


- There is a charge for this Rider. The charge will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. The charge will continue to be taken until the Rider is terminated.


- There is a Cumulative Rider Premium required to maintain the rider. We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us. We will provide You notification if Your rider fails this test and the amount of premium required to prevent the rider from terminating.



- Withdrawals made will reduce the Benefit Amount proportionately based on the Account Value at the time of the Withdrawal. Decreases in Face Amount will also reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease and will result in a new Monthly Rider Premium. See below for additional information about how withdrawals and Face Amount decreases impact the Benefit Amount.



- We may limit the Sub-Accounts in which You may allocate all or a portion of Your Premiums and/or Account Value. We may also require that You allocate such amounts in accordance with any asset allocation models, investment programs or other Sub-Accounts compilations.



- The Rider will continue until the earlier of: when the Policy terminates, when We receive a request to cancel it; the Benefit Date; the end of the 30-day period after we notify You of the minimum Premium amount required to maintain this Rider and it is not received by Us; the date We approve a request from You, to increase the Face Amount; or the date we approve a request to accelerate the Death Benefit. (We offer two riders that provide the ability to accelerate the death benefit in the event the Insured becomes "terminally ill" or "chronically ill," the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.)


- The Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the Rider Guarantee Period. If the rider is reinstated, the Cumulative Rider Premium will be restored, except that it will not be increased during periods of time that the Policy was not in force. Rider fees will not be due for periods of time that the Policy was not in force. All other rider benefits and rights will be restored.

- We will notify You at least 60 days prior to the Benefit Date of Your option to continue the Policy as a Paid-Up Policy. We must receive Your request to exercise this option within such 60-day period. Upon Our receipt of Your request to exercise this option, We will continue the Policy as a Paid-Up Policy effective as of the Benefit Date. In the absence of any instructions from You to exercise the Rider Benefit, the Policy will continue with no modifications to its terms and conditions and this Rider will terminate on the Benefit Date, except as described in the next bullet. In addition, this Rider, and any other Riders attached to the Policy, will terminate. We will notify You if this occurs.

- If, on the Benefit Date, the Policy is being kept inforce by the No Lapse Guarantee provision, We will AUTOMATICALLY continue the Policy as a Paid-Up Policy with a Death Benefit equal to the Benefit Amount as calculated on the Benefit Date as described above.

- The Death Benefit of the Paid-Up Policy will be at least equal to the sum of the total Premiums received by Us as of the Benefit Date, adjusted by Indebtedness and any Withdrawals or Decreases in Face Amounts made under the Policy as of that date, or an amount calculated using the Account Value, minus Indebtedness, as a net single premium as of the Benefit Date at the then Attained Age of the Insured based on 5% interest, if greater.

- Subsequent cash values of the Paid-Up Policy upon surrender will be based on the same mortality table used for the Policy to which this rider is attached as shown in the Policy Specifications and 5% interest. No loans or withdrawals will be allowed under the Paid-Up Policy. In addition, this Rider, and any other Riders attached to the Policy, will terminate.


ADDITIONAL INFORMATION ABOUT HOW WITHDRAWALS AND FACE AMOUNT REDUCTIONS WILL IMPACT THE BENEFITS OF THE GMAB AND THE GMDB RIDERS.


As discussed above, withdrawals and face reductions will reduce each rider's benefit and required premium while charges will continue. At the time of a withdrawal transaction, the rider benefit reduction and premium reduction are calculated as follows:

WITHDRAWALS

RIDERBENEFITREDUCTION(t) = [Gross Withdrawal amount / (Account Value(t) - Indebtedness(t))] x Benefit Amount, rounded to the nearest penny, where Account Value and Indebtedness are measured prior to the withdrawal, and the Benefit Amount is measured after all increases to benefit amount have been applied for that day.


RIDERPREMIUMREDUCTION(t) = (Decrease Amount / TotalFace) x Premium requirement, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total Face Amount in force for the primary Insured, including initial Face Amount, increases, and any term insurance rider in force on the life of the primary Insured.


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REDUCTIONS


RIDERBENEFITREDUCTION(t) = (Decrease Amount / TotalFace) x Benefit Amount, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Benefit Amount is measured before any increases to benefit amount have been applied for that day. TotalFace is the total Face Amount in force for the primary Insured, including initial Face Amount, increases, and any term insurance rider in force on the life of the primary Insured.



RIDERPREMIUMREDUCTION(t) = (Decrease Amount / TotalFace) x Premium requirement, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total Face Amount in force for the primary Insured, including initial Face Amount, increases, and any term insurance rider in force on the life of the primary Insured.



Here is an example of how a face decrease and a withdrawal transaction would reduce the Benefit Amount under the GMAB and required premium for a hypothetical 45 year old female (preferred non-nicotine risk class) with an initial Face Amount of $1,000,000 with death benefit option A and the following assumptions:


- GMAB is selected, with an annual premium requirement of 15,312 (1,276 monthly).

-   Paid 15,320 annually for 20 years

-   Decrease transaction: year 3, month 6 / decrease = 200,000

-   Withdrawal transaction: year 4, month 6 / withdrawal = 10,000

Face Decrease in year 3, month 6
Benefit Reduction = 200,000 / 1,000,000 x 45,960 = 9,192.00
New Benefit = 45,960 - 9,192 = 36,768

Required Premium Reduction = 200,000 / 1,000,000 x 1,276.00 = 255.20
New Required Premium Reduction. = 1,276.00 - 255.20 = 1,020.80
Withdrawal in year 4, month 6

Benefit Reduction = 10,000 / 54,732.35 x 52,088.00 = 9,516.86
New Benefit = 52,088.00 - 9,516.86 = 42,571.14

Required Premium Reduction = 10,000 / 800,000 x 1,020.80 = 12.76
New Required Premium. = 1,020.80 - 12.76 = 1,008.04

DISABILITYACCESS RIDER (A DISABILITY INCOME RIDER) -- This Rider will pay a Monthly Disability Benefit if the Insured is Totally Disabled from Sickness or Injury and is receiving Care from a Health Care Provider for such condition and otherwise satisfies the conditions in the Rider.


There is a Monthly Rider Charge (the charge is a dollar amount per $100 of monthly rider benefit) and a First Year Monthly Rider Issue Fee. This Rider is guaranteed renewable to the Policy anniversary date closest to the Insured's 65th birthday. We have the right to change (increase) the Monthly Rider Charge at anytime (we will notify You before the change takes place). Any such change will be filed and approved where required by the appropriate state insurance departments. Any change we make will be applied on a uniform basis for Insureds of the same Issue Age, Sex, Rider Insurance Class and the length of time coverage has been in-force, without regard to any change in the health status of the Insured. The maximum amount of benefits that may be paid under the Rider is called the Maximum Lifetime Disability Benefit and this amount will be shown in the Policy (the amount is generally equal to two years of monthly payments). This Rider is only available at Policy issuance.


Totally Disabled means the Insured, while Gainfully Working, suffered a disability resulting from Sickness or Injury and, as a result of such disability, the Insured is prevented from performing the Substantial and Material Duties of his or her Own Occupation. A Sickness is a physical or mental condition which first manifests itself while the Rider is in force. An Injury is a bodily Injury that results from an accident that occurs while the Rider is in force. Care means regular (in accordance with accepted medical practices) and personal treatment from a licensed Health Care Provider which is appropriate for the Injury or Sickness according to generally accepted medical standards. A Health Care Provider is a legally licensed physician or doctoral level psychologist acting within the scope of his or her license in the state of licensure. It cannot be You, the Insured, or Your or the Insured's family member, business partner or associate. Gainfully Working means being employed or self employed for monetary gain or reward in any type of business, trade or occupation (does not include hobbies). Substantial and Material Duties means those duties that are normally required to be performed at the Insured's Own Occupation and which can't be reasonably modified or omitted. Own Occupation is the Insured's usual Gainful Work which he/she was engaged in or performing for wage or salary, immediately prior to the date Total Disability began.

We will NOT pay a Monthly Disability Benefit for a Total Disability resulting from:

    1.   attempted suicide, or self-inflicted Injury, while sane or insane;

    2.   any act or incident of insurrection or war, declared or undeclared;

    3. participation in, or attempting to participate in, a riot or insurrection;

    4. service in the military forces full-time. Periods of military training of not more than 30 days will not be considered full time military service;

    5. commission of, or participation in the commission of, a felony or engaging in an illegal activity or occupation;

    6. flight in any aircraft if the Insured is a pilot or crew member, or a student pilot or crew member;

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    7.   normal childbirth or pregnancy except for Total Disability due to complications of pregnancy. A complication of pregnancy means any disease, disorder, emergency non-elective cesarean section or condition whose diagnosis is distinct from pregnancy but is adversely affected by or caused by pregnancy and which requires physician-prescribed supervision. Conditions which are not complications include, but are not limited to, conditions, occurrences and procedures such as morning sickness; false labor; and physician-prescribed rest during the period of pregnancy; and similar conditions, occurrences and procedures associated with the management of a difficult pregnancy which do not constitute a categorically distinct complication of pregnancy;

    8. a Pre-Existing Condition if Total Disability starts during the first 2 years from this Rider's Issue Date, unless it is fully disclosed in the application and is not excluded from coverage by name or specific description;

    9. a condition or avocation which is excluded from coverage by Amendment to this Rider by name or specific description; or

    10. an injury or sickness incurred while the Insured is incarcerated in a penal or correctional institution.

  In addition, this Rider does not provide a Monthly Disability Benefit if the Insured or his/her Health Care Provider reside outside of the United States.

A Pre-Existing Condition is:

    1. a physical or mental condition for which the Insured was diagnosed or received (or was recommended to receive) medical or mental health care advice, care, or treatment within the 2 year period preceding the Rider Issue Date; or

    2. a physical or mental condition which produced symptoms which would cause an ordinary prudent person to seek diagnosis, medical mental health care advice, care, or treatment during the 2 year period preceding the Rider Issue Date.


The Monthly Disability Benefit is an amount that we will pay You at the end of each Month if the Insured is Totally Disabled from Sickness or Injury subject to the Maximum Lifetime Disability Benefit. The rider requires that the Insured be totally disabled and not engaged in any gainful work for 90 days prior to being eligible for benefit payments. This is the Waiting Period. The Waiting Period begins when the Insured is first treated by or has a consultation with a qualified health care provider for the sickness or injury causing the Total Disability. The 90 days of Total Disability do not have to be consecutive, but the Waiting Period must be satisfied within 120 days from when it began. Monthly benefit payments are not available nor do they accrue during the Waiting


We may require the Insured to be examined by a licensed Health Care Provider of Our choosing as often as is reasonable while a claim is pending or while You are receiving Monthly Disability Benefits under this Rider. We will pay the cost of any examinations that We require.

WHEN BENEFIT PAYMENTS END

We will continue to pay a Monthly Disability Benefit under this Rider until the first of the following to occur:

    1.   the Insured is no longer Totally Disabled;

    2.   the death of the Insured;

    3. total Monthly Disability Benefits paid under the Rider equal the Maximum Lifetime Disability Benefit shown in the Policy Specifications;

    4. We fail to receive from You Proof of Continued Total Disability in accordance with the provisions of this Rider; or

    5. the Rider terminates in accordance with any of the conditions listed in the Rider Termination provision.

However, if an Accumulation Period begins, or the Insured suffers a Recurrent and Continuous Disability, within one year immediately prior to the Rider Termination Date, the Insured will be eligible for Monthly Disability Benefits (provided the Conditions for Eligibility of Benefit Payments have been met) until the earlier of (a) the end of 12 months from the First Benefit Day (or the date the Monthly Disability Benefit resumes and begins to accrue for a Recurrent and Continuous Disability); or (b) until any of the events described in 1. through 4. above occur.

RECURRENT AND CONTINUOUS DISABILITY

If, within six months following the end of a previously covered Total Disability, the Insured becomes Totally Disabled due to the same or related Sickness or Injury that caused the (Continued) previous Total Disability, We will consider the previous Total Disability to be continuous. If this occurs, the Waiting Period will be deemed to be satisfied and the Monthly Disability Benefit will resume and begin to accrue as of the day the Insured was first treated by or had a consultation with a Health Care Practitioner for the Sickness or Injury causing the subsequent, but continuous, Total Disability. This provision will not apply beyond the Rider Termination Date.

CONCURRENT DISABILITY

If a Monthly Disability Benefit is being paid for a Concurrent Disability, the following will apply:

    1. such benefit will continue to be paid provided the Insured remains Totally Disabled due to at least one of the Injuries or Sicknesses causing the Concurrent Disability and none of the events described under When Benefits End has occurred;

    2. the Monthly Disability Benefit will be paid as if there is only one Injury or Sickness; and

    3. in no event will the Insured be considered to have more than one Total Disability at the same time.

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RIDER TERMINATION

This Rider will terminate on the first of the following to occur:

    1.   the date We receive Your request, In Writing, to terminate it;

    2. total Monthly Disability Benefits paid equal the Maximum Lifetime Disability Benefit shown in the Policy Specifications

    3.   the date the Policy matures or terminates;

    4.   the Rider Termination Date shown in the Policy Specifications; and

    5. the date on which all additional benefits provided by Rider are deemed to have terminated in accordance with any provision of the Policy.


WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER -- If the Insured becomes totally disabled You may have a difficult time paying the life insurance premiums. Under this rider, we will credit the Policy with an amount specified in Your Policy until the Insured attains age 65, or at least two years, if longer. The rider automatically terminates after the Insured reaches attained age 65. The rider is only available at Policy issuance and there is a charge for this rider.




TERM INSURANCE RIDER -- You may purchase a Term Insurance Rider on Yourself as a base Insured or on Your family members. Under this Rider, we will pay the term life insurance benefit when the covered Insured dies, according to the terms of Your Policy and the Rider. You may elect this Rider when You purchase Your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this Rider. If Your Policy offers a No Lapse Guarantee, the Face Amount of the Term Insurance Rider is generally not covered by the No Lapse Guarantee.



In deciding whether to use the Term Insurance Rider as part of the total coverage under the Policy on the base Insured, You should consider the following factors regarding Your Policy's costs and benefits. If You choose to combine flexible permanent insurance coverage with a Term Insurance Rider on the life of the base Insured, the Rider provides additional temporary coverage at a cost that may be lower than if You purchased this term life insurance through a separate term life Policy and the policy's Cash Surrender Value available to You may be higher because there are no surrender charges associated with the Rider. Some Policy monthly charges do not apply to the Face Amount of the Term Insurance Rider, therefore, using Term Insurance Rider coverage on the base Insured may reduce the total amount of premium needed to sustain the total death benefit over the life of the Policy. Under some funding scenarios where the minimum death benefit insurance is increased to meet the definition of life insurance, the use of the Term Insurance Rider may have the effect of increasing the total amount of premium needed to sustain the total death benefit over the life of the Policy.



The compensation paid to Your representative may be lower when the Term Insurance Rider is included as part of Your total coverage than when Your total coverage does not include the Term Insurance Rider.



You may wish to ask Your representative for additional customized sales illustrations to review the impact of using Term Insurance Rider coveragein various combinations for Your insurance protection needs.



ACCIDENTAL DEATH BENEFIT RIDER -- You may want additional life insurance coverage in case You die by accident. Under this rider we will pay a specified amount when the Insured dies under accidental circumstances. You choose the level of coverage when You select the rider. The rider terminates following the Insured's 70th birthday.



DEDUCTION AMOUNT WAIVER RIDER -- The costs of Your Policy are deducted each month through the Monthly Deduction Amount. Under the Deduction Amount Waiver Rider, while the Insured is totally disabled, we will waive the Monthly Deduction Amount. This will help keep Your Policy inforce. Rider benefits are not available if Insured becomes disabled after age 65. Rider benefits may vary for individuals between the ages of 60 and 65. See Policy rider for more details.



COST OF LIVING ADJUSTMENT RIDER -- You may want Your life insurance coverage to keep pace with inflation. Under this rider, we will increase Your Face Amount without evidence of insurability on every second anniversary of the rider. The Face Amount increases are based on increases in the consumer price index, subject to certain limitations. If You do not accept an increase, this rider is terminated and no future increases will occur. There is no charge for this rider.



CHILD INSURANCE RIDER -- This rider provides term life insurance coverage on all the eligible children of the Insured under the Policy. We will pay the term life insurance death benefit amount You elect under this rider upon receipt of due proof of death of an Insured child. To receive a death benefit, an Insured child must be more than 16 days old but not yet 25 years old. Requirements to become an Insured child are described in the rider. There is a per $1,000 charge for this rider that covers all the Insured children. This rider may not be available in all policies.



LIFEACCESS ACCELERATED BENEFIT RIDER -- In the event the Insured becomes Chronically Ill and is likely to need services for the remainder of the Insured's life, we will pay an accelerated death benefit to the owner up to 100% of the Death Benefit and any term amount. At Your request, the accelerated benefit will be paid in monthly payments or on an annual lump sum basis subject to certain limitations and satisfaction of eligibility requirements, including the Written Certification from a Licensed Health Care Practitioner. The certification must also state that the Insured is in need of services under a plan of care and that such services are likely to be needed for the rest of the Insured's life. THERE MAY BE ADVERSE TAX CONSEQUENCES IF YOU RECEIVE THE RIDER'S ACCELERATED DEATH BENEFIT. PLEASE REFER TO THE SECTION OF YOUR PROSPECTUS, SPECIAL CONSIDERATIONS REGARDING THE LIFEACCESS ACCELERATED BENEFIT RIDER FOR MORE DETAILS.


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Insured will mean the person Insured by the Policy to which this Rider is attached whose Death Benefit is being accelerated.


Chronically Ill means an Insured has been certified by a Licensed Health Care Practitioner as the following:

1. being unable to perform (without Substantial Assistance from another individual) at least two Activities for Daily Living ("ADLs") for a period of at least 90 days due to a loss of functional capacity; or

2. requiring substantial supervision from another individual to protect such individual from threats to health and safety due to a severe Cognitive Impairment; AND

3. needing services pursuant to a Licensed Health Care Practitioner's Plan of Care as set forth in Written Certification or Re-certification.

Activities for Daily Living refer to basic human functional abilities which measure the Insured's ability for self care and to live independently without substantial assistance from another individual. These include bathing, continence, dressing, eating, toileting and transferring.

We may require the Insured to be re-examined at Our expense, by a licensed Health Care Provider of Our choosing prior to or during a Benefit Period to ensure that the Insured is Chronically Ill.

We will NOT provide an Accelerated Benefit when the Insureds' Chronic Illness is a result of any one of the events listed below:

-   attempted suicide or intentional self-inflicted injury while sane or insane,

-   any act or incident of insurrection or war, declared or undeclared,

- the Insured's participation in, or attempting to participate in, a felony, riot or insurrection,

-   alcoholism or drug addiction, or

- if the Insured's Licensed Health Care Practitioner resides outside of the United States.

Annual Lump Sum Option

You may elect to receive Your Monthly Benefit Amount as an annual lump sum prior to the start of each Benefit Period. The amount of the annual lump sum payment will equal the present value of the Monthly Benefit Amount payable for each month in the twelve-month period following (a) the date the first monthly benefit payment would otherwise be payable; or (b) the date of each subsequent Benefit Period. Each Monthly Benefit Amount payable will be discounted by a monthly rate, such rate derived from an annual interest rate, never to exceed the greater of (a) the current yield on ninety-day treasury bills; or (b) the current maximum statutory adjustable Policy loan interest rate. Such discount will apply prior to any pro-rata adjustment to the Monthly Benefit Amount payable for loan repayments. Only one annual lump sum payment will be made in any one twelve-month period.

Conditions for Eligibility of Benefit Payments

You are eligible to receive an Accelerated Benefit if the Policy and Rider are in force when all of the following requirements are met:

1.   We receive Your request, In Writing, for an Accelerated Benefit;

2. We receive from You Written Certification or Written Re-Certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill individual;

3. We complete, at Our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a Licensed Health Care Provider of Our choice; and We receive copies of any relevant medical records from a health care provider involved in the Insured's care;

4. We receive consent, In Writing, of any assignee of record named under the Policy or any irrevocable beneficiary named under the Policy;

5. if this is a variable life Policy, You fulfill requirements, if any, regarding limitations on the availability of certain Sub-Accounts while receiving benefit payments; and

6.   the Insured is living at the time all of the above requirements are met.

When Benefit Payments End

We will continue to pay Accelerated Benefits under this Rider until the first of the following occur:


1. while the Insured is living, when the Insured no longer meets any one of the conditions for eligibility for benefit payments,


2.   we are notified to discontinue Accelerated Benefit payments,

3.   if any events listed under the Rider Termination occur.

Rider Termination

This Rider will terminate on the first of the following dates:

-   the date We receive Your request, In Writing, to terminate it,

-   the date You make a Withdrawal under the Policy during a Benefit Period,

-   the date the Policy terminates,

-   the date We receive notification, In Writing, of the death of the Insured,

-   the date the Lifetime Benefit Amount is exhausted, or

- the date on which all additional benefits provided by rider are deemed to have terminated according to the terms of any Termination and Maturity Date provision, Continuation

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  Beyond the Insured's Age 100 provision, or any other like provision of the
  Policy to which this rider is attached, unless You are receiving benefit payments under this Rider.

- For Hartford Life Insurance Company policies, the date We approve a request, In Writing, from You to accelerate the Death Benefit for reason of terminal illness of the Insured as may be provided under an accelerated death benefit rider attached to the Policy,


IN ADDITION, AS A CONDITION OF ELIGIBILITY FOR BENEFITS UNDER THE RIDER, WE MAY IMPOSE RESTRICTIONS OR LIMITATIONS ON THE AVAILABILITY OF CERTAIN INVESTMENT OPTIONS. WE WILL PROVIDE YOU PRIOR WRITTEN NOTICE OF ANY SUCH RESTRICTIONS OR LIMITATIONS AND YOU MAY TERMINATE THIS RIDER AT ANYTIME. THIS RIDER IS ONLY AVAILABLE AT POLICY ISSUANCE AND THERE IS A CHARGE FOR THIS RIDER.


Impact of Rider Benefits on Policy and Rider

Accelerating the Death Benefit under this Rider will impact the benefits and values under the Policy and Rider as described below.

After each benefit payment, the Lifetime Benefit Amount in effect immediately prior to such payment will be reduced by each Monthly Benefit Amount payable prior to any pro-rata reduction for loan repayments. In addition, each benefit payment will reduce the values and any no lapse guarantee premium in effect at the time of such payment when such values are multiplied by the following Reduction Ratio:

Reduction Ratio = 1 - (A / B)

Where:

A   =   is the monthly benefit payment, and
B   =   is the Eligible Amount immediately prior to a benefit payment.

The Policy's current values that are reduced by each benefit payment based on the Reduction Ratio are:

Face Amount

Amount of any term Insurance rider on the Insured

Account Value

Surrender Charges

Indebtedness

Monthly No Lapse Guarantee Premium

Cumulative No Lapse Guarantee Premium

Cumulative Premiums (paid to date)

If the Policy to which this Rider is attached is a variable life Policy, We will reduce amounts in the Fixed Account and each Sub-Account based on the proportion of the Account Value in the Fixed Account and each Sub-Account to the amount accelerated.


ACCELERATED DEATH BENEFIT RIDER FOR TERMINAL ILLNESS -- In the event the Specified Insured has a Diminished Life Expectancy of 12 months (24 months in some states) or less, You may request in writing, that we pay a single sum accelerated death benefit to You, subject to certain limitations and proof of eligibility. This accelerated payment of the death benefit can be any amount between $2,500 and $500,000, not to exceed the Benefit Percentage times the Eligible Amount. The sum of the Benefit You may request under this and any other policies issued by us on the life of an Insured may not exceed $500,000. Each request for payment must be accompanied by Proof of Diminished Life Expectancy. The maximum charge for this rider is $300 (one time charge when rider exercised).


Specified Insured will mean the Insured as shown in the Policy specification.

Your option to accelerate benefits under this Rider will be suspended while the death benefit is being so accelerated in accordance with any other accelerated death benefit rider that may be attached to the Policy. Any Policy benefit that is not payable in a single sum or that is payable due to accidental bodily injury or death is not subject to this Rider or to the calculation of the Benefit. Your option to accelerate benefits under this Rider will continue during any nonforfeiture, reduced paid-up or extended term period.

We will waive the cost of insurance and expense charges applicable to the Specified Insured's accelerated benefit. This accelerated payment of the death benefit is subject to the rights of any assignee of record or of any irrevocable beneficiary. They must consent, In Writing, before We will pay the Benefit.

The requested portion of the Eligible Amount will be subject to the following adjustments:

1. A 12-month discount, based on the Discount Rate, will apply to the requested portion of the Eligible Amount. This discount reflects the early payment of the proceeds under Your Policy.

2. If, on the date We approve Your request, there is a Policy loan outstanding and the acceleration relates to insurance on the life of the Insured under the base Policy, a reduction to the requested portion of the Eligible Amount will apply. This reduction serves to repay the Policy loan.

3. A deduction will be made for the administrative charge if We approve Your request.

The Benefit payable to You will be equal to the requested portion of the Eligible Amount as may be reduced by the maximums and limitations of this Rider minus 1, 2 and 3 above. Rather than having Your Benefit reduced by 3 above, You may elect to pay this amount directly to Us.

We reserve the right to obtain an independent medical examination and We retain the right to make final determination regarding eligibility for benefits.

Policy Lien

Accelerated death benefit payments made under this Rider are an advance of the Specified Insured's death benefit. We will establish a lien against that Specified Insured's death benefits if We pay benefits under this Rider. Upon payment of any accelerated death benefit, access to the portion of the Policy's cash value attributable to the Specified Insured is restricted to the

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excess of that cash value over the sum of any outstanding Indebtedness, applicable Surrender Charge and this lien. The amount of the lien will be equal to all benefits paid under this Rider. The lien will be removed once We pay the death benefit or on the Policy Adjustment Date. If You lapse or surrender the Policy before the Policy Adjustment Date, Your cash value will be reduced by the amount of the lien which applies to the cash value.

We will charge interest on the lien. Interest will accrue from the date of the accelerated payment to the earlier of the date the Policy terminates or the Policy Adjustment Date. We will add accrued interest to the lien at the time of Policy adjustment. The rate of interest charged will be equal to the Discount Rate.

Policy Adjustment

On the Policy Adjustment Date, We will adjust the Policy in order to satisfy the lien created by the accelerated death benefit payment. We will adjust the death benefit of the Specified Insured. The adjusted death benefit will be the death benefit before adjustment, less the amount of Policy lien, including interest created by the accelerated payment. Any Cash Value, Policy Value or Surrender Charge will be reduced in the same proportion that the Death Benefit was reduced. These reductions will be made on the Policy Adjustment Date.


If the Specified Insured is the Base Policy Insured and the lien equals 100% of the Death Benefit, the Policy will terminate, and any riders attached to the Policy that provide insurance on the life of any other person will be administered according to the rider provisions regarding the death of the Base Policy Insured. If the Specified Insured is an additional person Insured by a rider on the base Policy and the lien equals 100% of the Face Amount of the rider, the rider coverage applicable to the Specified Insured will terminate.


Exclusions

This Rider does not provide accelerated death benefits if the Specified Insured or his/her Physician reside outside the United States of America.

Rider Termination

This Rider will terminate at earliest of the following:

1.   when We receive Your request, in Writing, to cancel it;

2.   when the Policy terminates;

3.   on the Policy Adjustment Date.


OVERLOAN PROTECTION RIDER -- This rider gives You the option to continue Your Policy at a reduced death benefit with no further Monthly Deduction Amounts in the event Your Policy is in danger of default or termination due to excessive Indebtedness. You may elect the benefit under limited circumstances as described in the rider. Subject to the terms and limitations described in the rider, the rider guarantees the Policy will not go into default or terminate due to excessive Indebtedness. At the time You elect the benefit under the rider, a transaction charge will be deducted from Your Account Value. The maximum transaction charge is 7% of the Account Value.



There is a risk that the Internal Revenue Service could assert that the Policy has been effectively terminated when You exercise the Overloan Protection Rider and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. In addition, there is uncertainty about whether Indebtnedess should be treated as the deemed Cash Surrender Value for purposes of Section 7702 of the Internal Revenue Code. Currently, we do not treat Indebtedness as the Cash Surrender Value for purposes of Section 7702. You should consult a tax advisor before exercising the Overloan Protection Rider.


Riders may not be available in all states. This rider is only available at Policy issuance.


LONGEVITYACCESS RIDER (FOR HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES
ONLY) -- This rider is available at policy issue for Insureds between the ages of 18 and 75 with initial face amounts of $2,000,000 or less. There is an additional charge for this rider. This rider provides You with 3 benefits beginning on Your policy anniversary closest to the Insured's 90th birthday if You pass the Benefit Eligibility Test. The 3 benefits are:



1. A guarantee that You can take monthly withdrawals equal to 1% of Your lowest policy Face Amount since policy issue for 100 months regardless of what Your actual policy account value is. This benefit is called the Guaranteed Minimum Withdrawal Benefit (GMWB);



2. A guarantee that Your total death benefit will be at least equal to 10% of Your lowest policy Face Amount since policy issue regardless of the reductions to the Face Amount due to monthly GMWB withdrawals. This benefit is called the Residual Death Benefit; and



3. A guarantee that Your policy will not lapse regardless of what Your actual policy account value is. This benefit is called the Waiver of Cost Benefit.



BENEFIT ELIGIBILITY TEST -- The Test is met and the benefits provided by the rider are available if, on the date it is performed:



1.   The Account Value equals or exceeds the then current GMWB Target Value;



2. The Death Benefit Option is Death Benefit Option A (Level). If Your Death Benefit Option is not Option A You can change it to Option A in order to meet the test;



3.   There is no Indebtedness under the Policy;



4. 100% of the Account Value is allocated to the Fixed Account. If a portion of Your Account Value is allocated to a Sub-Account, You can transfer it to the fixed account in order to meet the test. The purpose of this investment restriction is to reduce volatility in investment performance once You begin receiving rider benefits. This investment restriction may reduce the returns on investments;

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5.   No benefits resulting from chronic illness of the Insured under any accelerated death benefit rider or long term care rider attached to the Policy are owed to You or being processed by Us on that date; and



6. the date is not within a benefit period covered under an annual lump sum payment made to You as a result of chronic illness of the Insured under any accelerated death benefit rider attached to the Policy



The Benefit Eligibility Test will be performed for the first time on the policy anniversary closest to the Insured's 90th birthday and on subsequent Monthly Activity Dates until the test is met or the Rider terminates.



Once the test met, the benefits provided by the rider will continue to be available unless You request one of the following policy transactions:



1. You change Your Death Benefit option to something other than Death Benefit Option A (Level);



2.   You take a loan;



3.   You take cumulative withdrawals in a Policy Month that exceed the monthly
     GMWB.



4. We process a request to accelerate benefits due to the Insured's chronic illness under an accelerated death benefit rider or long term care rider attached to the Policy; or



5. We receive Your instructions to transfer all or a portion of the Account Value from the Fixed Account



If benefits become unavailable, We will perform the Benefit Eligibility Test on each subsequent Monthly Activity date, to see if benefits become available again, until the Test is met or the Rider terminates.



IMPORTANT DEFINITIONS USED IN THE RIDER:



BENEFIT ELIGIBILITY DATE: the first date on which Rider benefits may become available and the first date that the Benefit Eligibility Test is performed. The Benefit Eligibility Date is the Policy Anniversary closest to the Insured's 90th birthday.



BENEFIT BALANCE: the total amount of future withdrawals that are guaranteed to be available. At policy issue it is set equal to the initial Face Amount. Prior to the Benefit Eligibility Date, if the Face Amount is reduced then the Benefit Balance will be set equal to the reduced Face Amount. After the Benefit Eligibility Date, the Benefit Balance is the lesser of:



1. The Benefit Balance as of the prior Monthly Activity Date less any withdrawals taken under the Policy during the Policy Month; or



2.   The then current Face Amount.



GMWB TARGET VALUE: the minimum Account Value that is required in order to qualify for benefits under this Rider. The GMWB Target Value on the Benefit Eligibility Date is shown in the Policy.



IMPACT OF POLICY TRANSACTIONS ON RIDER



Certain transactions under the Policy prior to and on or after the Benefit Eligibility Date will impact the Rider as described below. We will send You new Policy Specification pages, or a Policy endorsement, which will reflect any changes that are affected by the requested transaction.



PRIOR TO THE BENEFIT ELIGIBILITY DATE:



FACE AMOUNT INCREASES OR DECREASES



Face Amount increases under the Policy will result in an increase in the GMWB Target Value. Face Amount decreases will result in a decrease in the GMWB Target Value and will cause the Benefit Balance to be reduced to the Policy's then current Face Amount on any Monthly Activity Date the Benefit Balance exceeds the Face Amount.



REQUESTED UNDERWRITING CLASS CHANGES



Underwriting class changes will result in an increase in future monthly rider rates and a decrease to the GMWB Target Value. Any change is based on such factors as the Insured's age, gender and insurance class at the time of the class change.



For example a policy issued with an underwriting class of standard non-nicotine on a male age 40 with a Face Amount of $100,000 and the LongevityAccess Rider. The table below demonstrates the increase in monthly maximum rider charge and decrease in GMWB Target Value for a representative Insured, if the Policy Owner applied for and received an underwriting class change to preferred plus non-nicotine in policy year 3.



                                                                      MONTHLY
                                                                      MAXIMUM           GMWB
$100,000 POLICY WITH THE                                               RIDER           TARGET
LONGEVITYACCESS RIDER                                                 CHARGE           VALUE
-------------------------------------------------------------------------------------------------------------
At policy issue for a standard non-nicotine underwriting               0.0166          $55,000
 class
After the underwriting class change to preferred plus                  0.0353          $51,000
 non-nicotine



RIDERS ON POLICY



Acceleration of a portion of the Death Benefit due to the Insured's chronic illness under any accelerated death benefit rider or long term care rider that may be attached to the Policy will cause the Benefit Balance to be reduced to the Policy's then current Face Amount on any Monthly Activity Date the Benefit Balance exceeds the Face Amount.



If other riders are added to the Policy or there are increases to benefits provided by riders attached to the Policy, the GMWB Target Value will increase if the charges for such riders extend beyond the Benefit Eligibility Date. If other riders are removed from the Policy or there are decreases to benefits provided by riders attached to the Policy the GMWB Target Value will decrease if the charges for such riders extend beyond the Benefit Eligibility Date.

40

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ON OR AFTER THE BENEFIT ELIGIBILITY DATE:



MONTHLY WITHDRAWALS LESS THAN THE GMWB



While the benefits are available, You may withdraw less than the GMWB in a policy month, subject to Our minimum rules then in effect. Withdrawing a lesser amount could extend the period for which You can take monthly withdrawals.



MONTHLY WITHDRAWALS IN EXCESS OF THE GMWB



While the benefits are available, You may withdraw more than the GMWB in a policy month. However, withdrawing a greater amount will cause the monthly GMWB to be reset as described below and will require the Benefit Eligibility Test to be performed and met in order for the Benefits provided by the rider to be available in the future.



GMWB RESET



The monthly GMWB will be reset on a Monthly Activity Date after the Benefit Eligibility Date when any of the following occur in the previous Policy Month:



1.   Cumulative withdrawals in a Policy Month exceed the monthly GMWB;



2. Withdrawals are taken in a Policy Month that the rider benefits are not available;



3.   The Policy's Face Amount is decreased at Your request; or



4. A portion of the Death Benefit is accelerated under any accelerated death benefit rider or long term care rider that may be attached to the Policy.



The new monthly GMWB will equal 1% of the then current Benefit Balance



If the monthly GMWB exceeds the then current Benefit Balance, the monthly GMWB will be reset to equal the then current Benefit Balance. The Benefit Eligibility Test will be performed after the GMWB is reset and the eligibility test must be met in order for the benefits to be available.



GMWB TARGET VALUE RESET



The GMWB Target Value will be reset on a Monthly Activity Date when cumulative withdrawals in the previous Policy Month exceed the GMWB. The new GMWB Target Value will equal:



1.   The GMWB Target Value shown in Your Policy Specifications; divided by



2.   The Benefit Balance shown in Your Policy; multiplied by



3.   The current Benefit Balance after the withdrawal.



In Policy Months in which the rider benefits are available, the withdrawal benefit available under the policy is modified such that:



1.   the minimum withdrawal allowed is the lesser of $500 or the GMWB amount;



2. the Face Amount of the Policy will be reduced by the amount of any withdrawals taken; and



3.   no charge will be assessed on withdrawals.



RESIDUAL DEATH BENEFIT -- If You take all the withdrawals available under this rider, it is likely that Your Policy's Face Amount will be reduced to zero. The Residual Death Benefit assures that Your Policy will still have a Death Benefit under this Rider. The Policy's Death Benefit will never be less than the Residual Death Benefit. The Residual Death Benefit will be established on the first Monthly Activity Date that the Benefit Eligibility Test is met and before a monthly GMWB withdrawal is taken. The Residual Death Benefit is equal to 10% of the Benefit Balance. If on the Benefit Eligibility Date, benefits due to the Insured's chronic illness are owed to You or are being processed by Us on that date under any accelerated death benefit rider or long term care rider attached to the Policy; or the date is within a benefit period covered under an annual lump sum payment made based on the Insured's chronic illness under any accelerated death benefit rider attached to the Policy, a Residual Death Benefit will be established on that date provided the Account Value exceeds the GMWB Target Value and there is no Indebtedness.



RIDER TERMINATION



This Rider will terminate on the earliest of the following dates:



1.   The date the Policy terminates;



2.   The date We receive Your request to cancel it; or



3. The date we approve a request, In Writing, from You to accelerate the Death Benefit for reason of diminished life expectancy of the Insured as may be provided under an accelerated death benefit rider attached to the Policy.



MODIFICATION OF CASH SURRENDER VALUE ENDORSEMENT -- Subject to underwriting approval, You may add an endorsement to Your Policy at the time of purchase that provides for a waiver of surrender charges for a limited time. If You add the endorsement and You fully surrender Your Policy within three (3) years after purchase, we will not deduct a Surrender Charge from Your Cash Surrender Value. There is no additional charge for the endorsement. However, if You choose to add this endorsement, the No-Lapse Guarantee of the Policy is not offered and is removed from Your Policy.


POLICY SETTLEMENT OPTIONS


Proceeds from Your Policy may be paid in a lump sum or may be applied to one of the available settlement options listed in Your Policy. At the time proceeds are payable, the Beneficiary can select the method of payment. However, the Policy Owner will have the option of pre-selecting a designated settlement option ("Designated Settlement Option"). After the Policy Owner designates a settlement option for a beneficiary, the beneficiary will not be able to choose a settlement option.


SAFE HAVEN PROGRAM OPTION -- If the Death Benefit payment is $10,000 or greater, the Beneficiary may elect to have their death proceeds paid through our Safe Haven Program ("Safe Haven Program"). Under the Safe Haven Program, the proceeds remain in Our General Account and the Beneficiary will receive a draft book. Proceeds are guaranteed

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by the claims paying ability of the Company; however, it is not a bank account and is not Insured by Federal Deposit Insurance Corporation (FDIC), nor is it backed by any federal or state government agency. The Beneficiary can write one draft for the total amount of the payment, or keep the money in the General Account and write draft accounts as needed. We will credit interest at a rate determined by us. We will credit interest at a rate determined periodically in our sole discretion. THE INTEREST RATE IS BASED UPON THE ANALYSIS OF INTEREST RATES CREDITED TO FUNDS LEFT ON DEPOSIT WITH OTHER INSURANCE COMPANIES UNDER PROGRAMS SIMILAR TO THE HARTFORD'S SAFE HAVEN PROGRAM. IN DETERMINING THE INTEREST RATE, WE ALSO FACTOR IN THE IMPACT OF THE HARTFORD'S PROFITABILITY, GENERAL ECONOMIC TRENDS, COMPETITIVE FACTORS AND ADMINISTRATIVE EXPENSES. THE INTEREST RATE CREDITS IS NOT THE SAME RATE EARNED ON ASSETS IN THE FIXED ACCUMULATION FEATURE OR PERSONAL PENSION ACCOUNT AND ARE NOT SUBJECT TO MINIMUM INTEREST RATES PRESCRIBED BY STATE NON-FORFEITURE LAWS. For federal income tax purposes, the Beneficiary will be deemed to have received the lump sum payment on transfer of the Death Benefit Proceeds to the General Account. The interest will be taxable to the Beneficiary in the tax year that it is credited. We may not offer the Safe Haven Account in all states and we reserve the right to discontinue offering it at any time. Although there are no direct charges for the Safe Haven Program, Hartford cams Investment income from the proceeds under the program. The Investment income earned is likely more than the amount of interest we credit and Hartford is making a profit from the difference.



The minimum amount that may be placed under a settlement option is $5,000 (unless we consent to a lesser amount), subject to our then-current rules. If You select the Second Option or Third Option, each is irrevocable and You may not fully or partially commute the settlement option for a lump sum. The following payment options are available to You or Your beneficiary. Your beneficiary may choose a settlement.


FIRST OPTION -- INTEREST INCOME


Payments of interest at the rate we declare (but not less than 2% per year) on the amount applied periodically under this option. You may request these payments to be made monthly, quarterly, semi-annually or annually. At any time You may request to receive the lump sum of the money that we are holding.


SECOND OPTION -- INCOME OF FIXED AMOUNT

Equal payments of the amount chosen until the amount applied under this option (with interest of not less than 2% per year) is exhausted. You may request these payments to be made monthly, quarterly, semi-annually or annually. The final payment will be for the balance remaining.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

An amount payable monthly for the number of years selected, which may be from one to 30 years.

The Policy provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under the Third Option.

The tables for the First, Second and Third Options are based on a net investment rate of 2% per annum. We may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

Other arrangements for income payments may be agreed upon.


BENEFITS AT MATURITY -- The scheduled maturity date is shown in Your Policy and is the last date on which You may elect to make premium payments. Unless You elect to continue the Policy beyond this date, the Policy will terminate and any Cash Surrender Value will be paid to You.


If elected, the Policy may continue in force after the scheduled maturity date if (a) the Policy was in force on the scheduled maturity date; and (b) the owner of the Policy (including any assignee of record) agrees in writing to this continuation.


If You elect to continue the Policy beyond the Scheduled Maturity Date:


- Policy values will be transferred to the Fixed Account and no further transfers will be allowed;

-   The Face Amount will be set equal to the Death Benefit on the maturity date;

-   the Death Benefit Option will be changed to Option A (Level Option).

-   any loans will continue to accrue interest and become part of Indebtedness;

-   no future Monthly Deduction Amounts will be deducted;

-   no further premium payments will be accepted;

- all additional benefits provided by rider will terminate at the scheduled maturity date;

-   the Policy may terminate due to excessive Indebtedness; and

-   loan repayments may still be made during this time.

Otherwise, the Policy will terminate on the scheduled maturity date.

CLASS OF PURCHASERS

REDUCED CHARGES -- The Policy is available for purchase by individuals, corporations and other entities. We may reduce or waive certain charges described above where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative or other costs. Eligibility for these reductions will be determined by factors that We believe are relevant to the expected reduction of our expenses. Some of these reductions may be guaranteed and others may be subject to modification. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

HOW POLICIES ARE SOLD

We have entered into a distribution agreement with our affiliate, Hartford Equity Sales Company, Inc., ("HESCO"), under

42

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which HESCO serves as principal underwriter for the policies which are offered on a continuous basis. HESCO is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the FINRA. The principal business address of HESCO is the same as ours.

HESCO has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the policies. We pay compensation to HESCO for sales of the policies by Financial Intermediaries. Polices will be sold by individuals who have been appointed by us as insurance agents and who are financial professional of Financial Intermediaries ("Financial Professional").

We list below types of arrangements that help to incentivize sales people to sell our products. These types of arrangements could be viewed as creating conflicts of interest.

Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Financial Professional according to a Financial Intermediaries' internal compensation practices.

Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive compensation that is based on the type of Policy or optional benefits sold.


HARTFORD LIFE INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option You choose and the issue age, gender and underwriting class of the Insured. During the first Policy Year, the maximum commission we pay is 50% of the premium up to the Target Premium. The maximum commission for the amount in excess of the Target Premium in the first Policy Year is 4.00%. In renewal years, the maximum commission rate is 22% until the cumulative premiums, since Policy inception, exceed the target premium for Policy year 1. We also pay an Expense Reimbursement Allowance and an override payment during the first Policy Year. The maximum Expense Reimbursement Allowance and override payment in the first Policy Year is 45% and 9%, respectively of Target Premium. In Policy Years 2 and later, the maximum commission we pay is 27% of Target Premium and 3% on premiums above the Target Premium.



HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target Premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option You choose and the issue age, gender and underwriting class of the Insured. During the first Policy Year, the maximum commission we pay is 120.5% of the premium up to the Target Premium. The maximum commission for the amount in excess of the Target Premium in the first Policy Year is 4.97%. The first year commission rate will apply to premiums in renewal years until the cumulative premiums received exceed the target premium. In Policy Years 2 and later, the maximum commission we pay is 5% of Target Premium and 3% on premiums above the Target Premium.



Your Financial Professional typically receives a portion of the compensation paid to his or her Financial Intermediary in connection with the Policy, depending on the particular arrangements between Your Financial Professional and their Financial Intermediary. We are not involved in determining Your Financial Professional's compensation. A Financial Professional may be required to return all or a portion of the commissions paid if the Policy terminates prior to the policy's thirteenth month-a-versary.



Check with Your Financial Professional to verify whether Your account is a brokerage account or an advisory account. Your interests may differ from ours and Your Financial Professional (or the Financial Intermediary with which they are associated). Please ask questions to make sure You understand Your rights and any potential conflicts of interest. If You are an advisory client, Your Financial Professional (or the Financial Intermediary with which they are associated) can be paid by both You and by us based on what You buy. Therefore, profits, and Your Financial Professional's (or their Financial Intermediary's) compensation, may vary by product and over time. Contact an appropriate person at Your Financial Intermediary with whom You can discuss these differences.



- ADDITIONAL PAYMENTS. Subject to FINRA and Financial Intermediary rules, we (or our affiliates) also pay the following types of additional payments to among other things encourage the sale of this Policy. These additional payments could create an incentive for Your Financial Professional, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others.

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
ADDITIONAL
PAYMENT TYPE                                                   WHAT PAYMENT IS USED FOR
--------------------------------------------------------------------------------------------------------------------------------
Asset-based            We pay certain Financial Intermediaries and wholesalers based on the achievement of certain sales or
Commissions            assets under management targets.
Marketing Expense      We pay marketing allowances to Financial Intermediaries to help pay or reimburse sales marketing and
Allowances             operational expenses associated with the policies.
Gifts and              We (or our affiliates) provide any or all of the following: (1) occasional meals and entertainment; (2)
Entertainment          occasional tickets to sporting events; and (3) nominal gifts (not to exceed $100 annually).
Promotional Payments   We (or our affiliates) may pay for: (a) Access: such as one-on-one wholesaler visits; (b) Support: such as hardware and software, operational and systems integration, sales and service desk training, joint marketing campaigns, client or prospect seminar sponsorships, broker-dealer event advertising/
                       participation, sponsorship of sales contests and/or promotions in which participants receive prizes such as travel awards, merchandise and recognition; and/or sponsorship of due diligence meetings; educational, sales or training seminars, conferences and programs; and, (c) Miscellaneous: such as expense allowances and reimbursements; override payments and bonuses; and/or marketing support fees (or allowances) for providing assistance in promoting the sale of our variable products.
Marketing Efforts      We pay for special marketing and distribution benefits such as: inclusion of our products on Financial
                       Intermediary's "preferred list"; participation in or visibility at national and regional conferences;
                       access to Financial Professionals; links to our website from the Financial Intermediary websites; and
                       articles in Financial Intermediary publications highlighting our products and services.

For the year ended December 31, 2011, Hartford and its affiliates paid approximately $3,400,000 in Additional Payments to Financial Intermediaries in conjunction with the promotion and support of individual life policies.

In addition, for the year ended December 31, 2011, Hartford, HESCO and their affiliate, Hartford Life and Annuity Insurance Company, paid $4,600,000 in Additional Payments to an affiliated Financial Intermediary, Woodbury Financial Services, Inc. (an indirect wholly-owned subsidiary of Hartford).

As of April 1, 2012, we have entered into arrangements to make Additional Payments to the following Financial Intermediaries: AIM Insurance, AXA Network LLC, American Portfolios Financial Services, Arvest Asset Management, BB&T Insurance Services Inc, BBVA Compass Ins Agency Inc, Bancwest Investment Services Inc, BOSC Inc, Byron Udell & Assoc Inc, CCO Investment Services Corp, Cadaret Grant & Co Inc, Cambridge Financial Service Inc, Capital Financial Services Inc, Central Washington Insurance, Citigroup Global Markets Inc, Clement Financial Services Inc, Comerica Securities Inc, Commonwealth Financial Network, Connor & Gallagher Insurance Services, Cuna Brokerage Service, Cuso Financial Services, Delta Trust Investments Inc, Dynasty Insurance Services LLC, Edward D Jones & Co, FSC Securities Corp, Fifth Third Securities Inc, Financial Analysts Inc, Financial Network Investment Corp, Foresters Equity Services Inc, Frost Brokerage Services Inc, GSTLG Advisors LLC, Gibson Insurance, LLC, HD Vest Financial Services, HSBC Securities USA Inc, Hornor Townsend Kent Inc, Huntington Investment Co, ING Financial Partners Inc, Independent Agents Inc, Invest Financial Corp, Investment Professionals Inc, Key Investment Services LLC, LPL Financial Corporation, Lincoln Financial Advisors, Lion Street, Lockton Financial Advisors LLC, M & T Securities Inc, M Holdings Securities, Inc., MML Investors Services Inc, Merrill Lynch & Co., Metlife Securities Inc, Money Concepts Capital Corp, Morgan Keegan & Co Inc, MorganStanley SmithBarney LLC, Multi-Financial Securities Corporation, Murfee Meadows Inc, NFP Securities Inc, National Planning Corp, Nelson Financial Group, New England Financial Services Inc, New World Financial & Ins Services, Next Financial Group Inc Northwestern Mutual, Omega Financial Corp, One Resource Group Corp, PFG Holding Inc, Paradigm Consulting Inc, Power Group Company LLC, Prime Capital Services Inc, Primevest Financial Services Inc, Prospera Financial Services, Purshe Kaplan Sterling Investments, RBC Wealth Management, Raymond James Financial Services, Riverstone Wealth Management Inc, Robert W Baird & Co Inc, Royal Alliance Associates, SAL Financial Services, Sagepoint Financial Inc, Salem Advisory Group LLC, Scott & Stringfellow, Securities America Inc, Stephens Inc, Stifel Nicolaus & Co Inc, Strand Atkinson Williams & York Inc, Symetra Investment Services, The Leaders Group Inc, Trustmont Financial Group Inc, UBS Financial Services Inc, US Bancorp Investments Inc, UnionBanc Investment Services, Uvest Financial Services Group Inc, WS Insurance Services LLC, Wells Fargo Insurance Inc, Woodbury Financial Services Inc, Wunderlich Securities Inc, Zenith Group LLC.

PREMIUMS


APPLICATION FOR A POLICY -- To purchase a Policy You must submit an application to us. Within limits, You may choose the initial Face Amount. Policies generally will be issued only on the lives of Insureds age 85 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a Policy will be made without Your consent. The

44

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minimum initial premium is the amount required to keep the Policy in force for one month, but not less than $50.

Your Policy will be effective on the Policy date only after we receive all outstanding delivery requirements and the initial premium payment. The Policy date is the date used to determine all future cyclical transactions on the Policy, such as Monthly Activity Date and Policy years.


PREMIUM PAYMENT FLEXIBILITY -- You have flexibility as to when and in what amounts You pay premiums. Prior to Policy issue, You can choose a planned premium, within a range we determined, based on the Face Amount and the Insured's sex (except where unisex rates apply), issue age and risk classification. We will send You premium notices for planned premium. Such notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium payments automatically deducted monthly from Your checking account. When we receive scheduled or regular premium payments from You through pre-authorized transactions such as, checking deduction (ACH), payroll deduction or through a government allocation arrangement, a summary of these transactions will appear on Your annual statement and You will not receive a confirmation statement after each transaction. The planned premium and payment mode You select are shown on Your policy's specifications page. You may change the planned premium at any time, subject to our minimum amount rules then in effect.



After the first premium has been paid, Your subsequent premium payments are flexible. The actual amount and frequency of payment will affect the Account Value and could affect the amount and duration of insurance provided by the Policy. Your Policy may lapse if the value of Your Policy becomes insufficient to cover the Monthly Deduction Amounts. In such case You may be required to pay additional premiums in order to prevent the Policy from terminating. For details see, "Lapse and Reinstatement."


You may pay additional premiums at any time prior to the scheduled maturity date, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the Policy in force.

- We reserve the right to require evidence of insurability for any premium payment that results in an increase in the death benefit greater than the amount of the premium.

-   Any premium payment in excess of $1,000,000 is subject to our approval.


In some cases, applying a subsequent premium payment in a Policy year could result in Your Policy becoming a modified endowment contract (MEC) (See Federal Tax Considerations section for additional information on MEC policies). If we receive a subsequent premium payment that would cause the Policy to become a MEC, we will follow these procedures:



- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than Your planned premium, we will apply the premium to the Policy. We will notify You in writing that Your Policy has become a MEC and provide You with the opportunity to correct the MEC status as specified in the notice. You have 2 weeks from the date of the notice to respond.


- If we receive the premium within 20 calendar days prior to the Policy anniversary date and it is less than or equal to the planned premium, the premium payment will be considered not in good order. We will hold the payment without interest and credit it to the Policy on the Policy anniversary date. If the Policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the Policy anniversary. The owner will be notified of our action after the premium payment has been credited.


These procedures may not apply if there has been a material change to Your Policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with Your Policy anniversary.



In some cases, applying a subsequent premium payment in a Policy year could cause Your Policy to fail the definition of life insurance. If we receive a subsequent premium payment that would cause the Policy to fail the definition of life insurance, the premium payment will be considered not in good order and we will follow these procedures:



- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than Your planned premium, we will return the excess premium payment to You and await further instructions.


- If we receive the premium within 20 calendar days prior to the Policy anniversary date and it is less than or equal to the planned premium, we will hold the payment without interest and credit the premium payment on the Policy anniversary date. If the Policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the Policy. The owner will be notified of our action after the premium payment has been credited.

ALLOCATION OF PREMIUM PAYMENTS


INITIAL NET PREMIUM -- During the application process, You choose how You want to allocate Your initial Net Premium among the Sub-Accounts and the Fixed Account on the premium allocation form. Any Premium we receive prior to the issuance of the Policy will be held in a non-interest bearing suspense account. After the Policy is issued and upon commencement of the Free-Look Period, any initial Net Premium and any additional Net Premium received by Us prior to the end of the Free Look period will be applied to the Hartford Money Market HLS Fund Sub-Account as of the later of: (a) the Policy Date; and (b) the date We receive the Premium. Upon expiration of the Free-Look Period, we will automatically allocate the Policy value from the Hartford Money Market HLS Fund Sub-Account to the Fixed Account (if applicable) and the Sub-Accounts in accordance with Your premium allocation instructions. (For policies issued by Harford Life Insurance Company, if Your Policy was issued as a result of a replacement, we will automatically move the Policy value from the Hartford Money Market HLS Fund Sub-Account to the Fixed Account (if applicable) and the Sub-Accounts in accordance with Your premium allocation instructions 10 days after the Policy was issued, not at the end of the Free Look Period).


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                                                                          45

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SUBSEQUENT NET PREMIUMS -- You may send subsequent Premiums and allocation instructions in accordance with our then current administrative offices. If You make a subsequent Premium payment and do not provide us with allocation instructions, we will allocate the Net Premium among the Sub-Accounts and Fixed Account (if applicable) in accordance with Your most recent premium allocation instructions. Any allocation instructions will be effective upon receipt by Us in good order and will apply only to Premium payments received on or after that date. Subsequent Premium payments will be applied to the Policy based on the next computed accumulation unit values after we receive a good order request at our Designated Address described below. Net Premiums allocated to the Fixed Account will be credited to Your Policy when we receive them.



You may not exceed twenty (20) investment choices at any given time and the percentage You allocate to each Sub-Account and/or the Fixed Account must be in whole percentages.


HOW TO SEND PREMIUM PAYMENTS

MAIL

You should send premium payments to the following lockbox address:

The Hartford
PO Box 64273
St. Paul, MN 55164-0273

or

To our Individual Life Operations Center at:

The Hartford
500 Bielenberg Drive
Woodbury, MN 55125

WIRE


You may also arrange to pay Your premium payments by wire. To wire payments call 1-800-231-5453 or email LifeService@Hartfordlife.com.


Mailed premium payments not sent to either of the addresses stated above will be considered not in good order. We will reroute the payment and apply it on the Valuation Date when it is received at the correct location and is determined to be in good order.


You will receive several different types of notifications as to what Your current premium allocation is. Each transaction confirmation received after we receive a premium payment will show how a Net Premium has been allocated. Additionally, each quarterly statement summarizes the current premium allocation in effect for such Policy.



If Your most recent premium allocation instructions include a Fund (merging
Fund) that has been merged into another Fund (surviving Fund) and we do not receive alternative instructions, we will allocate the premium among the Sub-Accounts and the Fixed Account based on Your most recent allocation instructions, except that we will apply the premium that would have been allocated to the merging Fund to the surviving Fund. If Your most recent premium allocation instructions include a Fund that has been liquidated, generally, unless we receive alternative instructions, we will automatically amend Your allocation instructions to replace the liquidated fund with the Money Market Fund.


ACCUMULATION UNITS -- Net Premiums allocated to the Sub-Accounts are used to credit accumulation units to such Sub-Accounts.

The number of accumulation units in each Sub-Account to be credited to a Policy (including the initial allocation to the Hartford Money Market Sub-Account) and the amount to be credited to the Fixed Account will be determined, first, by multiplying the Net Premium by the appropriate allocation percentage in order to determine the portion of Net Premiums or transferred Account Value to be invested in the Fixed Account or the Sub-Account. Each portion of the Net Premium or transferred Account Value to be invested in a Sub-Account is then divided by the accumulation unit value in a particular Sub-Account next computed following its receipt. The resulting figure is the number of accumulation units to be credited to each Sub-Account.

ACCUMULATION UNIT VALUES -- The accumulation unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the accumulation unit value of the particular Sub-Account on the preceding Valuation Day by the net investment factor for that Sub-Account for the Valuation Period then ended. The net investment factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.


All valuations in connection with a Policy, (i.e., with respect to determining Account Value, in connection with Policy loans, or in calculation of death benefits, or with respect to determining the number of accumulation units to be credited to a Policy with each premium payment other than the initial premium payment) will be made at the end of the Valuation Period after the request or payment is received by us in good order at the Individual Life Operations Center. If we receive Your request or payment in good order before the close of the New York Stock Exchange, it will be applied as of the same Valuation Day. If we receive Your request or payment in good order after the close of the New York Stock Exchange, it will be invested on the next Valuation Day. If we receive Your request or payment in good order on a non-Valuation Day, it will be invested on the next Valuation Day. Requests for Sub-Account transfers received on any Valuation Day in good order after the close of the NYSE or a non-Valuation Day will be invested on the next Valuation Day.


ACCOUNT VALUES -- Each Policy will have an Account Value. There is no minimum guaranteed Account Value.

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The Account Value of a Policy changes on a daily basis and will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account and the Loan Account, and the Monthly Deduction Amounts, Net Premiums paid, and any withdrawals taken.


A policy's Account Value is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which Net Premiums on the Policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by, first, multiplying the number of accumulation units in each Sub-Account as of the Valuation Day by the then current value of the accumulation units in that Sub-Account and then totaling the result for all of the Sub-Accounts. A policy's Account Value equals the policy's value in all of the Sub-Accounts, the Fixed Account, and the Loan Account. A policy's Cash Value is equal to the Account Value less any applicable surrender charges. A policy's Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," above.


We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts allocable to the Sub-Accounts within seven calendar days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission, Commission declares that an emergency exists or the Commission by order permits the postponement of payment to protect Policy Owners.

DEATH BENEFITS AND POLICY VALUES


DEATH BENEFIT -- Your Policy provides for the payment of the death proceeds to the named beneficiary upon receipt of due proof of the death of the Insured. Your Policy will be effective on the Policy date only after we receive all outstanding delivery requirements and the initial premium payment. You must notify us in writing as soon as possible after the death of the Insured. The death proceeds payable to the beneficiary equal the death benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a grace period. The death benefit depends on the death benefit option You select.



DEATH BENEFIT OPTIONS -- You have four death benefit options available. Options A, B and C are available when You purchase Your Policy.



- OPTION A (LEVEL OPTION) Under this option, the death benefit is the current Face Amount. For policies with the LongevityAccess Rider, Death Benefit Option A must be the selected in order to exercise the rider benefits.


- OPTION B (RETURN OF ACCOUNT VALUE OPTION) Under this option, the death benefit is the current Face Amount, plus the Account Value on the date of death.

- OPTION C (RETURN OF PREMIUM OPTION) Under this option, the death benefit is the current Face Amount, plus the sum of the premiums paid. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million.


DEATH BENEFIT OPTION CHANGES -- You may change Your death benefit option by notifying us in writing. Any change will become effective on the Monthly Activity Date following the date we receive Your request. If the Insured dies before the Monthly Activity Date after we receive Your request, we will pay the death benefit as if You had never changed Your death benefit option.


The following changes are allowed without evidence of insurability:


- You may change Option A (Level Option) to Option B (Return of Account Value Option). If You do, the Face Amount will become that amount available as a death benefit immediately prior to the option change, decreased by the then current Account Value.



- You may change from Option B (Return of Account Value Option) to Option A (Level Option). If You do, the Face Amount will become the Face Amount immediately prior to the option change increased by the Account Value on the date of the option change.



- You may change Option C (Return of Premium Option) to Option A (Level Option). If You do, the Face Amount will become that amount available as a death benefit immediately prior to the option change.



You should consult a tax adviser regarding the possible adverse tax consequences resulting from a change in Your death benefit option.



MINIMUM DEATH BENEFIT -- The Policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code. The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your Policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the Policy year and each Insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to You is listed on the specifications page of Your Policy.


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                                                                          47

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EXAMPLES OF MINIMUM DEATH BENEFIT:

                                                              A           B
--------------------------------------------------------------------------------
 Face Amount                                                $100,000    $100,000
 Account Value                                                46,500      34,000
 Specified Percentage                                           250%        250%
 Death Benefit Option                                          Level       Level

In Example A, the death benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the date of death of $46,500, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).


VALID DEATH CLAIMS -- The Company will pay the death proceeds (death benefit less indebtedness) to the beneficiary normally within seven days after proof of death of the Insured is received by us, at the Individual Life Operations Center, and the Company has: 1) verified the validity of the claim; 2) received all required beneficiary forms and information; 3) completed all investigations of the claim; and 4) determined all other information has been received and is in good order.



UNSCHEDULED INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first Policy year, You may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect. We reserve the right to limit the number of increases or decreases made under the Policy to not more than one in any 12 month period.



All requests to increase the Face Amount must be applied for on a new Policy application and accompanied by Your Policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the date shown on the new policy's specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of increase is made. Any unscheduled increase will be subject to additional Monthly Per $1,000 Charges, additional cost of insurance charges and additional surrender charges, all of which are based on the attained age of the Insured at the time of the increase. We will send You additional Policy specification pages describing these charges. If You elect to decrease Your Face Amount, the decrease will result in an overall reduction of charges because the amount of insurance coverage has decreased. However, the rate of charges will remain the same.



CHARGES AND POLICY VALUES -- Your Policy values decrease due to the deduction of Policy charges. Policy values may increase or decrease depending on investment performance; investment expenses and fees reduce the investment performance of the Sub-Accounts. Fluctuations in Your account value may have an effect on Your death benefit. If Your Policy lapses, the Policy terminates and no death benefit will be paid.


MAKING WITHDRAWALS FROM YOUR POLICY


SURRENDER -- Provided Your Policy has a Cash Surrender Value, You may surrender Your Policy to us. We will pay You the Cash Surrender Value. Our liability under the Policy will cease as of the date we receive Your request in writing at our Designated Address or the date You request Your surrender, (our current administration rules allow a Policy Owner to designate a future surrender date, no more than ten calendar days from the date we receive the request) whichever is later.


WITHDRAWALS -- You may make one withdrawal each calendar month. The minimum withdrawal is $500. The maximum withdrawal is the Cash Surrender Value less $1,000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be decreased by an amount equal to the reduction in the Account Value resulting from the withdrawal. The minimum Face Amount required after a withdrawal is subject to our rules then in effect. Unless specified otherwise, the withdrawal will be deducted pro rata from the Fixed Account and the Sub-Accounts. Currently, we do not impose a withdrawal charge. However, we reserve the right to charge up to $10 per withdrawal.

We will normally pay You the amount of the Withdrawal or Cash Surrender Value, less any taxes and applicable charges, within seven calendar days of Our receipt of a good order request. We may, however, delay payment of amounts from the Sub-Accounts if the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission, the Commission declares that an emergency exists or the Commission by order permits the postponement of payment to protect Policy Owners. In addition, we may delay payment of proceeds that are not attributable to the Sub-Accounts for up to six months for the date of Our receipt of a good order request.

48

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LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force and has a Cash Surrender Value, You may obtain a loan from Us. We will hold the Policy as sole security for repayment of any such loans taken. We may defer granting a loan, for the period permitted by law but not more than six months, unless the loan is to be used to pay premiums on any policies You have with Us. The minimum loan is $500. In Tennessee, there is no minimum.


When You take a loan, an amount equal to the loan is transferred from Your investment choices to the Loan Account as collateral.



Unless You specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.



If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, Your Policy will go into default. See "Lapse and Reinstatement."



LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while Your Policy is in force and the Insured is alive. The amount of Your Policy loan repayment will be deducted from the Loan Account. It will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated. All loan repayments must be clearly marked as such. Any payment not clearly marked as a loan repayment will be considered to be a premium payment.



EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on Your Account Value and Death Benefit. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect on Your Account Value is likely to be. Therefore, it is generally advisable to use any Premium Payments made to the Policy while a loan is outstanding to repay the loan. Such effect could be favorable or unfavorable. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, Your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and the Sub-Accounts earn less than the Loan Account, then Your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.



CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 2.0%.


INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the Policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, additional collateral will be transferred to the Loan Account. The additional collateral equals the difference between the Indebtedness and the value of the Loan Account. The additional collateral, if any, will be transferred on each Monthly Activity Date from the Fixed Account and the Sub-Accounts to the Loan Account on a pro rata basis.


POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on Your Indebtedness.


                                               MAXIMUM INTEREST RATE
                                          CHARGED EQUALS THE FIXED ACCOUNT
DURING POLICY YEARS                        MINIMUM CREDITED RATE 3% PLUS:
----------------------------------------------------------------------------------------------
                  1-10                               2%
              11 and later                          0.25%

LAPSE AND REINSTATEMENT

LAPSE AND GRACE PERIOD -- Your Policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount and the No-Lapse Guarantee is not available.


If the Policy goes into default, we will send You a lapse notice to warn You that the Policy is in danger of terminating. This notice will be mailed at least 61 days before Your coverage is to terminate. It will be mailed both to You and to any assignee of record. This lapse notice will tell You the minimum premium required to keep the Policy from terminating. This minimum premium will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next two Monthly Deduction Amounts as of the date Your Policy goes into default.



We will keep Your Policy inforce for the 61-day period following the date Your Policy goes into default. We call that period the "Grace Period." However, if we have not received the required premiums (specified in Your lapse notice) by the end of the Grace Period, the Policy will terminate. If the Insured dies during the Grace Period, we will pay the death proceeds reduced by any money You owe us, such as outstanding loans, loan interest or unpaid charges.


NO-LAPSE GUARANTEE -- The Policy will remain inforce at the end of the Policy Grace Period as long as the No-Lapse Guarantee is available. The No-Lapse Guarantee is available as long as:


-   The Policy is issued to an Insured age 85 or less;


-   The No-Lapse Guarantee Period has not expired; and

- On each Monthly Activity Date during the No-Lapse Guarantee Period, the cumulative premiums paid into the Policy, less Indebtedness and less withdrawals, equal or exceed an amount known as the Cumulative No-Lapse Guarantee Premium.

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                                                                          49

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Starting on the effective date of Your Policy, the length of the No-Lapse
Guarantee Period is:



-   20 years or to Insured age 75 if sooner, but never less than 5 years.



While the No-Lapse Guarantee is available, we guarantee Your Account Value will never be less than zero and Your Death Benefit will be at least equal to the Face Amount. If the Insured dies while the No-Lapse Guarantee is available, we will pay the death proceeds.



If there is any increase or decrease in the Face Amount, or any change in rider coverage or a change in insurance class, a new monthly NoLapse Guarantee Premium will be calculated. We will send You a notice of the new monthly No-Lapse Guarantee Premium, which will be used in calculating the Cumulative No-Lapse Guarantee Premium in subsequent months.



The No-Lapse Guarantee is not available if You elect the Modification of Cash Surrender Value Endorsement.



REINSTATEMENT -- Prior to the death of the Insured, a Policy may be reinstated prior to the maturity date, provided such Policy has not been surrendered for cash, and provided further that:


-   You request reinstatement in writing within five years after termination;

-   You submit satisfactory evidence of insurability to us;

- Any Indebtedness existing at the time the Policy was terminated is repaid or carried over to the reinstated Policy; and

- You pay a premium sufficient to cover (a) all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (b) the sum of Monthly Deduction Amounts for the next three months after the date the Policy is reinstated.

The Account Value on the reinstatement date equals:

- Net Premiums derived from premiums paid at the time of Policy reinstatement; minus

- the Monthly Deduction Amounts that were due and unpaid during the Grace Period; plus

-   any Indebtedness carried over to the reinstated Policy.

-   The Surrender Charge is based on the duration from the original Policy date.

FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Internal Revenue Code ("Code"), Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trusts or estates that are subject to United States federal income tax, regardless of the source of their income. See "Life Insurance Purchases by Nonresident Aliens and Foreign Entities," regarding life insurance purchases by non-U.S. Persons.


This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is always a possibility that the tax treatment of a life insurance contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, You should consult a qualified tax adviser for complete information and advice before purchasing a Contract.



Although this discussion addresses some of the tax consequences if You use the Contract in various arrangements, including tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements or other employee benefits arrangements, the discussion is by no means exhaustive. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification requirements or falls within a potentially adverse and/or broad tax definition or tax classification (e.g., for a deferred compensation or split-dollar arrangement). In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if You are contemplating the use of a Contract in any arrangement the value of which to You depends in part on its tax consequences, You should consult a qualified tax adviser regarding the tax treatment of the proposed arrangement and of any Contract used in it.



The federal, as well as the state and local, tax laws and regulations may require the Company to report certain transactions with respect to Your contract (such as an exchange of or a distribution from the contract) to the Internal Revenue Service and state and local tax authorities, and generally to provide You with a copy of what was reported. This copy is not intended to supplant Your own records. It is Your responsibility to ensure that what You report to the Internal Revenue Service and other relevant taxing authorities on Your income tax

50

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returns is accurate based on Your books and record. You should review whatever is reported to the taxing authorities by the Company against Your own records, and in consultation with Your own tax advisor, and should notify the Company if You find any discrepancies in case corrections have to be made.


THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISER AS TO THE CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN TAX LAW.

TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves based on the Policy.


Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the policies. Hartford is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to You since Hartford is the owner of the assets from which the tax benefits are derived.


INCOME TAXATION OF POLICY BENEFITS -- GENERALLY

For federal income tax purposes, the policies should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. However, there are exceptions to this general rule. Also, a life insurance Policy Owner is generally not taxed on increments in the contract value prior to a receipt of some amount from the Policy, e.g., upon a partial or full surrender. Section 7702 imposes certain limits on the amounts of the premiums paid and cash value accumulations in a Policy, in order for it to remain tax-qualified as a life insurance contract. We intend to monitor premium and cash value levels to assure compliance with the Section 7702 requirements.

At the time We issue the Policy, You must irrevocably elect one of the following tests to qualify the Policy as life insurance under section 7702 of the Code:
(a) the cash value accumulation test; or (b) the guideline premium and cash value corridor test.


Under the cash value accumulation test, a Policy's Death Benefit must be large enough to ensure that the Policy's Account Value is never larger than the net single premium that is needed to fund future benefits under the Policy. The net single premium under the Policy varies according to the age(s), sex(es) and underwriting class(s) of the Insured(s) and is calculated in accordance with section 7702 and used to determine the minimum death benefit percentages stated in the Policy.



The guideline premium and cash value corridor test is made up of two components, each of which must be satisfied in order to qualify as life insurance under section 7702. Under the guideline premium portion of the test, the total premiums You pay cannot exceed Your Policy's guideline premium limit. The guideline premium limit is the greater of the guideline single premium or the sum of the guideline level premiums to date. Under the cash value corridor portion of the test, the Policy's Death Benefit may not be less than the Policy Account Value multiplied by the minimum death benefit percentages set forth in section 7702 (and stated in the Policy).


There is some uncertainty as to the proper determination of the premium limits for purposes of Section 7702 and 7702A in the case of policies involving substandard risks. We believe our method of addressing substandard risks is reasonable, but the IRS could take a contrary view. Accordingly, there is a risk that the IRS could contend that certain policies involving substandard risks fail to meet the definition of life insurance in Section 7702 or should be considered modified endowment contracts.

We also believe that any loan received under a Policy will be treated as indebtedness of the Policy Owner, and that no part of any loan under a Policy will constitute income to the Policy Owner unless the Policy is a modified endowment contract. There is a risk that the IRS could contend that certain preferred Policy loans might not be loans for tax purposes. Instead, the IRS could treat these loans as distributions from the Policy. If so, such amounts might be currently taxable. A surrender or assignment of the Policy may have tax consequences depending upon the circumstances. Policy owners should consult a qualified tax adviser concerning the effect of such transactions.

During the first fifteen Policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Policy.


FOR POLICIES WITH THE MATURITY DATE EXTENSION RIDER ONLY: The Maturity Date Extension Rider allows a Policy Owner to extend the maturity date to the date of the death of the Insured. If the maturity date of the Policy is extended by rider, we believe that the Policy will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled maturity date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Policy is not treated as a life insurance contract for federal income tax purposes after the scheduled maturity date, among other things, the death proceeds may be taxable to the recipient. The Policy Owner


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should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled maturity date.

DIVERSIFICATION REQUIREMENTS


The Code requires that each Sub-Account of the Separate Account supporting Your Policy be adequately diversified. Code Section 817(h) provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or Underlying Fund are not adequately diversified. If a contract is not treated as a life insurance contract, the Policy Owner will be subject to income tax on annual increases in cash value.


The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

- no more than 55% of the value of the total assets of a segregated asset account underlying a variable contract is represented by any one investment,

-   no more than 70% is represented by any two investments,

-   no more than 80% is represented by any three investments and

-   no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the Policy Owner must agree to make adjustments or pay such amounts as may be required by the IRS for the period during which the diversification requirements were not met.

Fund shares may also be sold to tax-qualified plans pursuant to an exemptive order and applicable tax laws. If Fund shares are sold to non-qualified plans, or to tax-qualified plans that later lose their tax-qualified status, the affected Funds may fail the diversification requirements of Code Section 817(h), which could have adverse tax consequences for Contract Owners with premiums allocated to affected Funds. In order to prevent a Fund diversification failure from such an occurrence, Hartford obtained a private ruling letter ("PLR") from the IRS. As long as the Funds comply with certain terms and conditions contained in the PLR, Fund diversification will not be prevented if purported tax-qualified plans invest in the Funds. Hartford and the Funds will monitor the Funds' compliance with the terms and conditions contained in the PLR.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

In order for a variable life insurance contract to qualify for income tax deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings, it would provide guidance on the extent to which contract owners may direct their investments to particular sub-accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.


Rev. Rul. 2003-92, indicates that amplified by Rev. Rul. 2007-7, where interests in a partnership offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such interests can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such interests should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such interests directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for Your Contract are available for purchase except through an insurer's variable contracts or other permitted entities.



Rev. Rul. 2003-91 indicates that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the Underlying Fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent You from being treated as the tax owner of any underlying assets.


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DISTRIBUTIONS OTHER THAN DEATH BENEFITS


Under existing provisions of the Code, increases in a policy owner's Investment Value are generally not taxable to the Policy Owner unless amounts are received (or are deemed to be received) under the Policy prior to the Insured's death. If the Policy is surrendered or matures, the amount received will be includable in the policy owner's income to the extent that it exceeds the policy's "basis" or "investment in the contract." (If there is any debt at the time of a surrender or maturity, then such debt will be treated as an amount distributed to the Policy Owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received previously under the Policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or loan or other amounts deemed to be received) from the Policy constitute income to the Policy Owner depends, in part, upon whether the Policy is considered a modified endowment contract for federal income tax purposes, as described below.


MODIFIED ENDOWMENT CONTRACTS

Code Section 7702A applies an additional limit on premiums paid, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in Section 7702A(c). A modified endowment contract ("MEC") is a life insurance Policy that satisfies the Section 7702 definition of a life insurance contract and either
(i) fails the seven-pay test of Section 7702A or (ii) is exchanged for a MEC. A Policy fails the seven-pay test if the accumulated amount paid into the Policy at any time during the first seven Policy years (or during any later seven-year test period) exceeds the sum of the net level premiums that would have been paid up to that point if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

A new seven-pay test and seven-year test period may be applied each time that a Policy undergoes a material change, which includes an increase in the Face Amount. In addition, if there is a reduction in benefits under the Policy within any seven-year test period, the seven-pay test is applied retroactively as if the Policy always had the reduced benefit level from the start of the seven-year test period. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

A Policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is generally excluded from income tax and increments in contract value are not subject to current income tax (prior to an actual or deemed receipt of some amount). However, if the contract is classified as a MEC, then withdrawals and other amounts received or deemed received from the contract will be treated first as withdrawals of income and then as a tax-free recovery of premium payments or other basis. Thus, withdrawals will be includable in income to the extent the contract value exceeds the unrecovered basis. Also, the income portion of any amount received or deemed received prior to age 59 1/2 is subject to an additional 10% penalty tax, with certain exceptions. The amount of any loan (including unpaid interest thereon) under the contract will be treated as an amount received from the contract for income tax and additional 10% penalty tax purposes. In addition, if the Policy Owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as an amount received from the contract for tax purposes. The policy owner's basis in the contract is increased by the amount includable in income with respect to such assignment, pledge or loan, though it is not affected by any other aspect of the assignment, pledge or loan (including its release or repayment).

All MEC policies that are issued in the same calendar year to the same Policy Owner by the same insurer (or its affiliates) are treated as one MEC Policy for the purpose of determining the taxable portion of any loan or other amount received or deemed received that is subject to ordinary income tax or the 10% penalty tax. The adverse income tax (and 10% penalty tax) treatment of loans or other amounts received or deemed received from a MEC affects not only those amounts received or deemed received after the date on which a Policy first becomes a MEC, but also those amounts received or deemed received in anticipation of the Policy becoming a MEC. Amounts received or deemed received during the 2 years prior to such initial MEC date are automatically treated as amounts received in anticipation of MEC status.

Before assigning, pledging, or requesting a loan or other amount to be received under a Policy that is a MEC, a Policy Owner should consult a qualified tax adviser.

We have instituted procedures to monitor whether a Policy may become classified as a MEC.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

ESTATE TAX -- GENERALLY


When the Insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Policy Owner was not the Insured, the fair market value of the Policy would be included in the policy owner's estate upon the policy owner's death. The Policy would not be includable in the Insured's estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.


GENERATION SKIPPING TRANSFER TAX -- GENERALLY

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance

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Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from Your Policy, or from any applicable payment, and pay it directly to the IRS.


FEDERAL INCOME TAX WITHHOLDING AND REPORTING

If any amounts are (or are deemed to be) current taxable income to the Policy Owner, such amounts will generally be subject to federal income tax withholding and reporting, pursuant to the Code.

EMPLOYER-OWNED LIFE INSURANCE, NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

Effective for all "employer-owned life insurance contracts" issued after August 17, 2006, Code Section 101(j) provides that death benefits from an "employer-owned life insurance contract" are subject to federal income tax in excess of premiums and other amounts paid, unless certain notice and consent requirements are satisfied and an exception under Section 101(j) applies.

An "employer-owned life insurance contract" is defined as a life insurance contract which --

    (i) is owned by a person engaged in a trade or business ("policyholder") under which the policyholder (or a related person) is directly or indirectly a beneficiary under the contract, and


    (ii) covers the life of an Insured who is an employee with respect to the trade or business of the policyholder. For these purposes, the term "employee" means all employees, including officers and highly compensated employees, as well as directors.


Notice and consent is generally satisfied if, before the contract is issued, the employee --


- is notified in writing that the policyholder intends to insure the employee's life and the maximum Face Amount for which the employee could be Insured at the time the contract was issued,



- provides written consent to being Insured under the contract and that such coverage may continue after the Insured terminates employment, and


- is informed in writing that the policyholder (or a related party) will be a beneficiary of any proceeds payable upon the death of the employee.


If the notice and consent requirements are met, the death benefit of an employer-owned life insurance contract will not be taxable if an exception under
Section 101(j) applies. Section 101(j) provides exceptions based on the Insured's status (e.g., a director or certain highly compensated employees or an Insured who was an employee at any time within the 12-month period before the Insured's death) with respect to the policyholder, as well as exceptions for death benefit amounts paid to certain of the Insured's heirs (e.g., the Insured's estate or any individual who is the designated beneficiary of the Insured under the contract (other than the policyholder)).


Section 6039I imposes annual reporting and recordkeeping requirements on employers that own one or more employer-owned life insurance contracts.

If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules.

Increases in the Investment Value of a contract may be considered in the determination of the corporate alternative minimum tax ("AMT") income. Death benefit proceeds in excess of AMT basis may be included in the computation of AMT income.

Prior to purchasing a life insurance contract, a trade or business should consult with a qualified tax advisor.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN ENTITIES

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies and required tax forms are submitted to us. If withholding applies, we are required to withhold tax at the 30% rate, or lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prior to purchasing a life insurance contract, nonresident aliens and foreign entities should consult with a qualified tax advisor.

TAX DISCLOSURE OBLIGATIONS

In some instances certain transactions must be disclosed to the IRS or penalties could apply. See for example, IRS Notice 2004-67. The Code also requires certain "material advisers" to maintain a list of persons participating in such "reportable transactions," which list must be furnished to the IRS upon request. It is possible that such disclosures could be required by Hartford, the Owner(s) or other persons involved in transactions involving life insurance contracts. It is the responsibility of each party, in consultation with their tax and legal advisors, to determine whether the particular facts and circumstances warrant such disclosure.


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SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

If a life insurance contract is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("Qualified Plan") for the benefit of participants covered under the plan, the federal and state income and estate tax treatment of such policies will be somewhat different from that described this section. The purchase may also affect the qualified nature of the plan.

The plan participant of a Qualified Plan must recognize the economic benefit of the insurance protection as income each year. The amount of economic benefit is measured by an IRS Table (currently Table 2001) or by a one-year term product of the insurer that meets specific IRS parameters outlined in IRS Notice 2002-8.


The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. When life insurance is purchased within a Qualified Plan, the amount that is received income tax free is the difference between the Face Amount and the Cash Surrender Value, but only to the extent that the participant has properly recognized into income the appropriate amount of economic benefit.


A Qualified Plan is subject to the so called "incidental benefit rules." A Qualified Plan is permitted to hold life insurance, so long as the life insurance coverage is "incidental" to the primary purpose of the plan and the plan document permits the purchase of life insurance. Life insurance coverage is considered "incidental" if less than 50 percent of the contributions can be used to purchase whole life insurance. Generally, for term, universal or variable life insurance, no more than 25 percent of such contributions may be used. The "incidental benefit" rules may also be satisfied if the death benefit does not exceed 100 times the participant's anticipated monthly normal retirement benefit. If the Qualified Plan does not comply with the incidental benefit rules, it may be subject to adverse tax consequences.

In April 2005, the Treasury Department and the IRS issued Rev. Proc. 2005-25 which discusses the valuation of life insurance policies within the context of Qualified Plans and Sections 83 and 79 of the Internal Revenue Code. In August of 2005, the Treasury Department issued final regulations clarifying that a life insurance Policy transferred out of a Qualified Plan must be taxed at its full fair market value. The preamble to the final regulations states that taxpayers may rely on the safe harbor method for computing full fair market value discussed in Rev. Proc. 2005-25. Transfers may adversely affect the qualified plan if certain conditions are not met.

Distributions from Qualified Plans are generally subject to ordinary income tax, and if taken prior to age 59 1/2, a 10% federal tax penalty may apply to amounts distributed from the Qualified Plan. Also, distributions from a Qualified Plan generally are subject to federal income tax withholding requirements.

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Purchasers of life insurance in a Qualified Plan should consult a qualified tax advisor to ensure that they comply with these complex rules and understand the federal and state income and estate tax treatment of such policies.

FOR POLICIES WITH THE LIFE ACCESS BENEFIT RIDER ONLY:

SPECIAL CONSIDERATIONS REGARDING THE LIFEACCESS ACCELERATED BENEFIT RIDER

The following is based on our general understanding of current Federal tax laws and is not intended as legal or tax advice. The Policy Owner should consult a qualified personal tax advisor to determine the consequences of purchasing and exercising the benefits provided by the Rider.


The LifeAccess Accelerated Benefit Rider allows a Policy Owner to accelerate all or a portion of their Death Benefit and any term amount (each as determined at the time of initial payment) if the Insured provides valid certification that the Insured is Chronically Ill, as defined in the Rider, and otherwise satisfies the terms of the Rider. We have designed this Rider so that the benefits paid under the Rider will be treated for federal income tax purposes as accelerated death benefits under Section 101(g)(1)(B) of the Code. The benefit is intended to qualify for exclusion from income subject to the qualification requirements under applicable provisions of the Code, which are dependent on the recipient's particular circumstances. Subject to state variations, a Policy Owner may elect to receive the accelerated benefit in monthly payments or in a lump sum, as described in the Policy. Receipt of an accelerated benefit payable monthly may be treated differently than if You receive the payment in a lump sum for Federal tax purposes. Accelerated benefits under this Rider may be taxable as income. You should consult a personal tax advisor before purchasing the Rider or applying for benefits.



The exclusion from income tax for accelerated death benefits does not apply to any amounts paid to a Policy Owner other than the Insured if the Policy Owner has an insurable interest with respect to the life of the Insured by reason of the Insured being an officer, employee or director of the Policy Owner or by reason of the Insured being financially interested in any trade or business carried on by the Policy Owner. In addition, special rules apply to determine the taxability of benefits when there is more than one contract providing accelerated benefits on account of chronic illness and/or other insurance policies on the Insured that will pay similar benefits, and more than one Policy Owner. Where the owner and Insured are not the same (e.g., when a Policy with the Rider is owned by an irrevocable life insurance trust), other tax considerations may also arise in connection with getting benefits to the Insured, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of the life insurance Policy or Policy proceeds for estate tax purposes.


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Death Benefit, Account Value, Cash Value and the Loan Account Value, if any,
will be reduced if Your receive accelerated death benefits under this Rider. Any adjustments made to the Death Benefit and other values as a result of payments under the Rider will also generally cause adjustments to the tax limits that apply to Your Policy. Any amount You receive as an accelerated death benefit will reduce the amount the named Beneficiary(ies) under the Policy may receive upon the death of the Insured.


The Rider is not intended to be a health contract or a qualified long term care insurance contract under section 7702B(b) of the Code nor is it intended to be a non-qualified long term care contract and it is not intended or designed to eliminate the need for such coverage.

The policy owner's and/or the policy owner's spouse or dependents' eligibility for certain public assistance programs, such as Medicaid, and other government benefits or entitlements may be affected by owning this Rider or by receiving benefits under the Rider.

Although we do not believe the charges for this Rider should be treated as distributions for income tax purposes, there is a possibility that the charges may be considered distributions and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance Policy. Charges for the Rider are not deductible as medical expenses for income tax purposes.

Certain transfers-for-value of a life insurance Policy cause the policy's death benefit to be subject to income tax when paid. If there is such a transfer-for-value, benefits accelerated under this Rider may also be subject to income tax.


For income tax purposes, payment of benefits will be reported to the Policy Owner. The Policy Owner must then file the applicable IRS form to determine the amounts to be included or excluded from income for the applicable tax year. If there is more than one accelerated death benefit rider for chronic illness, other insurance policies on the Insured that will pay similar benefits, or any other reimbursement of the Insured's expenses, receipt of all such benefits must be considered to determine Your tax obligation.


LEGAL PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies. Like other insurance companies, we are involved in lawsuits, arbitrations, and regulatory/legal proceedings. Certain of the lawsuits and legal actions the Company is involved in assert claims for substantial amounts. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Company or its Separate Accounts. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

RESTRICTIONS ON FINANCIAL TRANSACTIONS


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a policy owner's ability to make certain transactions and thereby we may refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Policy to government regulators.


ILLUSTRATIONS OF POLICY BENEFITS


In order to help You understand how Your Policy values would vary over time under different sets of assumptions, we will provide You with certain illustrations upon request. These illustrations will be based on the age and insurance risk characteristics of the Insured and will also be based on the stated amount of insurance, death benefit option, premium payment pattern and hypothetical rates of return that You request. You can request such personalized illustrations at any time from Your financial professional. We have included an example of an illustration as Appendix A to this prospectus.


FINANCIAL INFORMATION


We have included the financial statements for the Company and the Separate Account for the year ended December 31, 2011 in the Statement of Additional Information (SAI).



To receive a copy of the SAI free of charge, call Your financial professional or write to us at:


The Hartford
P.O. Box 2999
Hartford, CT 06104-2999]


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GLOSSARY OF SPECIAL TERMS

1035 PREMIUM: Premium received as a result of an exchange of an existing insurance Policy for a new insurance Policy that qualifies for favorable tax treatment under section 1035 of the Internal Revenue Code.

1933 ACT: Refers to the Securities Act of 1933, as amended.

1940 ACT: Refers to the Investment Company Act of 1940, as amended.

ACCOUNT VALUE: the total of all amounts in the Fixed Account, Loan Account and Sub-Accounts.

APPLICATION: A form or set of forms that must be completed and signed by the prospective Owner and each Insured before We can issue a Policy.

BENEFICIARY: The person or persons designated in the Application or the most recent Beneficiary designation in our files, to whom insurance proceeds are paid.

BENEFIT NET AMOUNT AT RISK: the Benefit amount at risk equals the Policy death benefit plus any joint term insurance amount multiplied by the LifeAccess Specified Percentage minus the Policy Account Value.


BENEFIT PERCENTAGE: the percentage of the Eligible Amount used to calculate the Benefit. This percentage is selected by You when the Benefit is applied for and cannot be greater than 100%. The benefit percentage is set at issue.


BENEFIT PERIOD: a period of time not to exceed twelve consecutive months. Such Period begins on the later of: (a) the date We approve a request for an Accelerated Benefit, or (b) the date all Conditions for Eligibility of Benefit Payments have been satisfied, and ends on the earlier of: (c) the end of twelve consecutive months, or (d) the date benefit payments end as described under the When Benefit Payments End provision.

BINDING PREMIUM RECEIPT: an interim agreement between the Primary Insured and the Company for immediate life insurance coverage. Under this receipt, the Company agrees to provide life insurance coverage provided the Primary Insured meets all of the Conditions for Coverage under Issue First(R).

Cash Surrender Value: the Cash Value less all Indebtedness.

CASH VALUE: the Account Value less any applicable Surrender Charges.

COGNITIVE IMPAIRMENT: the deterioration or loss of the Insured's intellectual capacity which is confirmed by a Licensed Health Care Practitioner and measured by clinical evidence and standardized tests that reliably measure the Insured's impairment in: short or long term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness.


COMPANY (ISSUING COMPANY): Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. The name of the company that issues Your Policy appears on the Policy and is determined primarily by the state where You purchased the Policy.


CUMULATIVE NO-LAPSE GUARANTEE PREMIUM: The premium required to maintain the No-Lapse guarantee.

DESIGNATED ADDRESS: Our address for receiving premium payments and other policyholder requests.

The Designated Address for sending premium payments is The Hartford, P.O. Box 64273, St. Paul, MN 55164-0273 or to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.

The Designated Address for sending all other Policy holder transactions is to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.


Face Amount: an amount we use to determine the Death Benefit. On the Policy date, the Face Amount equals the initial Face Amount shown in Your Policy. Thereafter, it may change under the terms of the Policy.


FIXED ACCOUNT: part of our general account to which all or a portion of the Account Value may be allocated.

FUNDS: the registered open-end management companies in which assets of the Separate Account may be invested.

DIMINISHED LIFE EXPECTANCY: a Physician has certified that the Specified Insured has an illness or medical condition that is reasonably expected to result in the death of the Specified Insured within 12 months or less from the date of the certification.

ELIGIBLE AMOUNT: is the current Face Amount of the Policy and any term insurance Rider covering the Specified Insured attached to the Policy that is not within two years of expiry.

GOOD ORDER: means all necessary documents and forms are complete and in our possession.

INDEBTEDNESS: all loans taken on the Policy, plus any interest due or accrued minus any loan repayments.


Insured: the person on whose life the Policy is issued.



LICENSED HEALTH CARE PRACTITIONER: any physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of Treasury. The Licensed Health Care Practitioner:
(1) must be acting within the scope of his or her license in the state of licensure when providing Written Certification or Written Re-Certification required by this Rider; and (2) may not be You, the Insured, or Your or the Insured's immediate family. LICENSED HEALTH CARE PRACTITIONERS THAT PROVIDE DIAGNOSIS AND TREATMENTS TO INSURED, MUST RESIDE INSIDE THE UNITED STATES.

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LIFETIME BENEFIT AMOUNT: the maximum amount that may be accelerated during the lifetime of the Insured and while the Rider remains in effect. The Lifetime Benefit Amount is equal to: (1) the Eligible Amount; times (2) the LifeAccess Specified Percentage. Where: (A) ELIGIBLE AMOUNT on the Policy Date equals the initial Face Amount plus any term insurance amount covering the Insured under the Policy; thereafter Eligible Amount equals current Death Benefit plus any term insurance amount covering the Insured under the Policy; and (B) LIFEACCESS SPECIFIED PERCENTAGE equals 100% of the Eligible Amount, unless You have elected Death Benefit Option A at the time of application for the Rider, in which case You may select a percentage at that time, such percentage not to exceed 100% or result in a Lifetime Benefit Amount of less than Our minimum rules then in effect. The LifeAccess Specified Percentage is shown in the Additional Benefits and Rider section of the Policy Specifications and will remain fixed for the life of the Rider. Acceleration of benefits will reduce the Lifetime Benefit Amount in accordance with the Impact of Rider Benefits on Policy and Rider provision. In addition, transactions made under the Policy, such as Face Amount Increases and Decreases and Loans, will impact the Eligible Amount in the same manner that such transactions impact the Policy's Death Benefit.


LOAN ACCOUNT: an account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. The amounts in the Loan Account are credited with interest and are not subject to the investment experience of any Sub-Accounts.

MODAL PREMIUM: subsequent premium payments paid to a Policy in a mode more frequent than annual payments, such as monthly or quarterly payments.

MONTHLY ACTIVITY DATE: the Policy date and the same date in each succeeding month as the Policy date. However, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

MONTHLY DEDUCTION AMOUNT: the total amount of charges deducted from the Policy on a monthly basis.

NET PREMIUM: the amount of premium credited to Account Value. It is premium paid minus the sales load and premium tax charge.


NO-LAPSE GUARANTEE: A Policy feature or rider that guarantees Your Policy will not lapse regardless of Account Value as long as You meet the requirements of the guarantee.


PHYSICIAN: a doctor of medicine or osteopathy legally authorized to practice medicine and surgery by the State in which he performs such function or action. For purposes of this definition, a "State" means each of the United States of America, the District of Columbia and the Commonwealth of Puerto Rico. The physician may not be the Specified Insured, a member of the Specified Insured's immediate family or the Owner of the Policy.

PLAN OF CARE: a written plan for care designed especially for the Insured by a Licensed Health Care Practitioner specifying the Services needed by the Chronically Ill Insured.

POLICY: A legal contract between the Owner and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company that provides a death benefit payable to the beneficiary upon death of the Insured in accordance with the Policy.

POLICY OWNER: The Owner or entity named as such in the application whom has all the rights stated in this Policy while the Insured is living.

PRIMARY Insured: "Proposed Insured 1" named in the Application or "Proposed Insured 1" and "Proposed Insured 2" named in the Application for a survivorship Policy.


PROOF OF DIMINISHED LIFE EXPECTANCY: You must supply Proof of Diminished Life Expectancy, without expense to Us, with each request for an accelerated payment of the death benefit. Proof must include, but is not limited to, a statement by a Physician attesting to the Specified Insured's life expectancy, and must be in Writing and satisfactory to Us.


PRO RATA BASIS: an allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SEPARATE ACCOUNT: an account which has been established by us to separate the assets funding the variable benefits for the class of contracts to which the Policy belongs from our other assets.

SUB-ACCOUNT: a subdivision of the Separate Account.

SUBSTANTIAL ASSISTANCE: stand-by or hands-on assistance from another person without which the Insured receiving such assistance would be unable to perform the Activity for Daily Living. Stand-by assistance means the presence of another person within arm's reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while he/she is performing the Activity for Daily Living. Hands-on assistance means the direct physical assistance of another person.


Surrender Charge: a charge that may be assessed if You surrender Your Policy or the Face Amount is decreased.


UNDERLYING FUND: The mutual funds that the Sub-Accounts invest in. The Underlying funds are offered exclusively as investment options in variable insurance products issued by life insurance companies. They are not offered or made available directly to the public. These portfolios may contain different investments than the similarly named mutual funds offered by the money manager; therefore, investment results may differ. Fund holdings and investment strategies are subject to change. Investments in some funds may involve certain risks and may not be appropriate for all investors.

VALUATION DAY: the date on which a Sub-Account is valued. This occurs every day the New York Stock Exchange is open for trading. Values of each Sub-Account are determined as of

58

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the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Time.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

WE, US, OUR: Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company.


WRITTEN CERTIFICATION: written documentation obtained by You, at Your or the Insured's expense, from a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill as defined herein and specifying that Services are likely to be needed for the rest of the Insured's Life. Such Written Certification must have been made within the 12-month period preceding the date of each request for an Accelerated Benefit.



WRITTEN RE-CERTIFICATION: Written Certification that We will require from You at least annually prior to the start of each Benefit Period following the initial Benefit Period in order for You to be eligible for an Accelerated Benefit payment in such subsequent Benefit Period, provided all other Conditions for Eligibility for Benefit Payments are met. Such Written Re-Certification must have been made within the 12-month period preceding the date of each request for an Accelerated Benefit.



YOU, YOUR: the owner of the Policy.

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APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND
CASH SURRENDER VALUES


The tables illustrate the way policies will perform based on assumptions about returns and the Insured's characteristics. The illustrations show how the death benefit, Cash Surrender Value and account value will vary over time, assuming hypothetical gross rates of return, 0%, 6% and 12%. The illustrations are based on the assumptions stated above each illustration and assume no rider benefits or allocations to the Fixed Account. The illustrations show the Option A (Level) death benefit option.


Policy values would be higher or lower from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% and 12%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) account values were allocated differently among the Subaccounts. The Policy values would also differ if a Policy loan or withdrawal were made.

The death benefits, cash surrender values and account values shown in the tables reflect: (i) deductions from premiums for the sales charge and state and federal premium tax charge and (ii) monthly deduction for per thousand charges, mortality and expense risk charges and cost of insurance charges.

The amounts shown for the death benefits, account values and cash surrender values as of the end of each Policy Year take into account an arithmetic average of Underlying Fund fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the Underlying Fund charges) of -0.846%, 5.154%, and 11.154%, respectively.


Where required by law or upon request, the Company, through its agent, will provide You a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what You request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

60

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                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $613,000 FACE AMOUNT
                 ISSUE AGE: 40 MALE PREFERRED PLUS NON-NICOTINE
                      $23,400 PLANNED PREMIUM FOR 20 YEARS
                   (BASED ON CURRENT, NON GUARANTEED CHARGES)



               TOTAL
              PREMIUMS
              WITH 5%                      DEATH BENEFIT
   YEAR       INTEREST       0%               6%                 12%
-------------------------------------------------------------------------
    1            $24,570   $632,862          $634,114            $635,368
    2            $49,004   $651,892          $655,620            $659,500
    3            $74,659   $670,550          $677,995            $686,054
    4           $101,597   $688,869          $701,308            $715,314
    5           $129,881   $706,867          $725,615            $747,577
    6           $159,581   $727,511          $754,042            $786,359
    7           $190,765   $747,814          $783,711            $829,155
    8           $223,508   $767,771          $814,674            $876,385
    9           $257,888   $787,381          $846,987            $966,604
    10          $293,988   $806,638          $880,695          $1,105,972
    15          $503,433   $905,598        $1,194,814          $1,980,886
    20          $770,745   $997,189        $1,590,954          $3,194,637
    25          $983,687   $969,347        $1,752,426          $4,645,521
    30        $1,255,462   $933,741        $1,943,569          $6,801,708
    35        $1,602,323   $883,227        $2,162,989          $9,992,697
    40        $2,045,015   $806,225        $2,418,012         $14,746,284
    45        $2,610,015   $684,913        $2,775,477         $22,001,053
    50        $3,331,114                   $3,211,885         $33,360,514
    55        $4,251,440                   $3,676,988         $50,912,147
    60        $5,426,034                   $4,153,001         $75,468,445
    65        $6,925,148                   $5,139,782        $124,010,018
    70        $8,838,438                   $6,379,029        $208,832,996
    75       $11,280,336                   $7,936,337        $350,759,379
    80       $14,396,884                   $9,910,182        $588,803,777


                             ACCOUNT VALUE                                CASH SURRENDER VALUE
   YEAR        0%               6%                 12%          0%               6%                 12%
----------  ------------------------------------------------------------------------------------------------
    1         $19,862           $21,114             $22,368    $12,880           $14,132             $15,386
    2         $38,892           $42,620             $46,500    $32,229           $35,957             $39,837
    3         $57,550           $64,995             $73,054    $51,205           $58,651             $66,710
    4         $75,869           $88,308            $102,314    $71,743           $84,183             $98,189
    5         $93,867          $112,615            $134,577    $90,428          $109,176            $131,138
    6        $114,511          $141,042            $173,359   $111,759          $138,290            $170,606
    7        $134,814          $170,711            $216,155   $132,754          $168,651            $214,096
    8        $154,771          $201,674            $263,385   $153,398          $200,301            $262,012
    9        $174,381          $233,987            $315,496   $173,694          $233,301            $314,810
    10       $193,638          $267,695            $372,924   $193,638          $267,695            $372,924
    15       $292,598          $472,464            $783,300   $292,598          $472,464            $783,300
    20       $384,189          $730,020          $1,465,880   $384,189          $730,020          $1,465,880
    25       $356,347          $921,849          $2,443,738   $356,347          $921,849          $2,443,738
    30       $320,741        $1,157,100          $4,049,383   $320,741        $1,157,100          $4,049,383
    35       $270,227        $1,440,447          $6,654,655   $270,227        $1,440,447          $6,654,655
    40       $193,225        $1,775,339         $10,826,934   $193,225        $1,775,339         $10,826,934
    45        $71,913        $2,162,477         $17,465,589    $71,913        $2,162,477         $17,465,589
    50                       $2,598,885         $28,075,096                   $2,598,885         $28,075,096
    55                       $3,063,988         $44,870,750                   $3,063,988         $44,870,750
    60                       $3,540,001         $72,667,128                   $3,540,001         $72,667,128
    65                       $4,526,782        $122,782,196                   $4,526,782        $122,782,196
    70                       $5,766,029        $206,765,342                   $5,766,029        $206,765,342
    75                       $7,323,337        $347,286,514                   $7,323,337        $347,286,514
    80                       $9,297,182        $582,974,036                   $9,297,182        $582,974,036



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

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                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $613,000 FACE AMOUNT
                 ISSUE AGE: 40 MALE PREFERRED PLUS NON-NICOTINE
                      $23,400 PLANNED PREMIUM FOR 20 YEARS
                         (BASED ON GUARANTEED CHARGES)



             TOTAL
            PREMIUMS
            WITH 5%                     DEATH BENEFIT
  YEAR      INTEREST       0%              6%                12%
---------------------------------------------------------------------
   1           $24,570   $632,486         $633,717           $634,949
   2           $49,004   $650,734         $654,381           $658,178
   3           $74,659   $668,607         $675,863           $683,722
   4          $101,597   $686,098         $698,187           $711,807
   5          $129,881   $703,182         $721,358           $742,667
   6          $159,581   $721,430         $747,029           $778,256
   7          $190,765   $739,254         $773,691           $817,396
   8          $223,508   $756,648         $801,375           $860,446
   9          $257,888   $773,686         $830,198           $907,883
   10         $293,988   $790,354         $860,190         $1,029,131
   15         $503,433   $869,734       $1,061,514         $1,768,751
   20         $770,745   $935,187       $1,358,814         $2,723,948
   25         $983,687   $880,095       $1,413,109         $3,740,474
   30       $1,255,462   $804,375       $1,484,969         $5,125,469
   35       $1,602,323   $697,746       $1,609,290         $7,014,646
   40       $2,045,015                  $1,695,270         $9,564,431
   45       $2,610,015                  $1,674,160        $12,967,359
   50       $3,331,114                  $1,431,023        $17,411,157
   55       $4,251,440                    $809,095        $23,064,138
   60       $5,426,034                                    $30,449,257
   65       $6,925,148                                    $47,753,799
   70       $8,838,438                                    $76,878,329
   75      $11,280,336                                   $122,797,857
   80      $14,396,884                                   $195,733,738


                          ACCOUNT VALUE                              CASH SURRENDER VALUE
  YEAR       0%              6%                12%          0%              6%                12%
--------  --------------------------------------------------------------------------------------------
   1        $19,486          $20,717            $21,949    $12,504          $13,735            $14,967
   2        $37,734          $41,381            $45,178    $31,071          $34,718            $38,515
   3        $55,607          $62,863            $70,722    $49,262          $56,519            $64,377
   4        $73,098          $85,187            $98,807    $68,972          $81,061            $94,681
   5        $90,182         $108,358           $129,667    $86,743         $104,919           $126,228
   6       $108,430         $134,029           $165,256   $105,678         $131,276           $162,504
   7       $126,254         $160,691           $204,396   $124,194         $158,631           $202,337
   8       $143,648         $188,375           $247,446   $142,275         $187,002           $246,072
   9       $160,686         $217,198           $294,883   $159,999         $216,511           $294,196
   10      $177,354         $247,190           $347,013   $177,354         $247,190           $347,013
   15      $256,734         $419,753           $699,415   $256,734         $419,753           $699,415
   20      $322,187         $623,501         $1,249,902   $322,187         $623,501         $1,249,902
   25      $267,095         $743,355         $1,967,645   $267,095         $743,355         $1,967,645
   30      $191,375         $871,969         $3,051,437   $191,375         $871,969         $3,051,437
   35       $84,746         $996,290         $4,671,417    $84,746         $996,290         $4,671,417
   40                     $1,082,270         $7,022,343                  $1,082,270         $7,022,343
   45                     $1,061,160        $10,294,169                  $1,061,160        $10,294,169
   50                       $818,023        $14,652,649                    $818,023        $14,652,649
   55                       $196,095        $20,327,274                    $196,095        $20,327,274
   60                                       $29,319,010                                    $29,319,010
   65                                       $47,140,799                                    $47,140,799
   70                                       $76,117,158                                    $76,117,158
   75                                      $121,582,037                                   $121,582,037
   80                                      $193,795,780                                   $193,795,780



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

62

-------------------------------------------------------------------------------


                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $584,000 FACE AMOUNT
                 ISSUE AGE: 39 MALE PREFERRED PLUS NON-NICOTINE
                            $21,400 PLANNED PREMIUM
                   (BASED ON CURRENT, NON GUARANTEED CHARGES)



               TOTAL
              PREMIUMS
              WITH 5%                      DEATH BENEFIT
   YEAR       INTEREST       0%               6%                 12%
-------------------------------------------------------------------------
    1            $22,470   $602,157          $603,302            $604,448
    2            $44,804   $619,562          $622,971            $626,518
    3            $68,254   $636,627          $643,435            $650,804
    4            $92,876   $653,390          $664,766            $677,574
    5           $118,730   $669,859          $687,004            $707,088
    6           $145,877   $688,737          $713,001            $742,555
    7           $174,381   $707,302          $740,132            $781,693
    8           $204,310   $725,553          $768,449            $824,887
    9           $235,735   $743,483          $797,996            $913,244
    10          $268,732   $761,094          $828,821          $1,044,862
    15          $460,176   $851,625        $1,127,174          $1,868,720
    20          $704,513   $935,554        $1,498,015          $3,008,075
    25          $899,157   $910,460        $1,645,785          $4,363,039
    30        $1,147,577   $878,725        $1,822,958          $6,380,103
    35        $1,464,632   $834,186        $2,025,640          $9,359,096
    40        $1,869,282   $767,809        $2,261,774         $13,795,125
    45        $2,385,731   $662,541        $2,576,749         $20,532,412
    50        $3,044,864                   $2,986,688         $31,029,681
    55        $3,886,104                   $3,432,166         $47,408,405
    60        $4,959,762                   $3,886,456         $71,110,466
    65        $6,330,053                   $4,718,901        $113,047,020
    70        $8,078,930                   $5,856,130        $190,534,054
    75       $10,310,990                   $7,282,008        $320,115,940
    80       $13,159,726                   $9,086,957        $537,363,980
    81       $13,817,713                   $9,502,796        $596,019,995


                             ACCOUNT VALUE                                CASH SURRENDER VALUE
   YEAR        0%               6%                 12%          0%               6%                 12%
----------  ------------------------------------------------------------------------------------------------
    1         $18,157           $19,302             $20,448     $9,981           $11,126             $12,272
    2         $35,562           $38,971             $42,518    $27,970           $31,379             $34,926
    3         $52,627           $59,435             $66,804    $45,619           $52,427             $59,796
    4         $69,390           $80,766             $93,574    $62,966           $74,342             $87,150
    5         $85,859          $103,004            $123,088    $80,019           $97,164            $117,248
    6        $104,737          $129,001            $158,555    $99,481          $123,745            $153,299
    7        $123,302          $156,132            $197,693   $118,630          $151,460            $193,021
    8        $141,553          $184,449            $240,887   $137,465          $180,361            $236,799
    9        $159,483          $213,996            $288,538   $155,979          $210,492            $285,034
    10       $177,094          $244,821            $341,052   $177,094          $244,821            $341,052
    15       $267,625          $432,074            $716,328   $267,625          $432,074            $716,328
    20       $351,554          $667,710          $1,340,790   $351,554          $667,710          $1,340,790
    25       $326,460          $843,452          $2,236,022   $326,460          $843,452          $2,236,022
    30       $294,725        $1,059,588          $3,708,414   $294,725        $1,059,588          $3,708,414
    35       $250,186        $1,320,728          $6,102,180   $250,186        $1,320,728          $6,102,180
    40       $183,809        $1,631,071          $9,948,312   $183,809        $1,631,071          $9,948,312
    45        $78,541        $1,992,749         $16,072,212    $78,541        $1,992,749         $16,072,212
    50                       $2,402,688         $25,851,605                   $2,402,688         $25,851,605
    55                       $2,848,166         $41,388,093                   $2,848,166         $41,388,093
    60                       $3,302,456         $66,465,833                   $3,302,456         $66,465,833
    65                       $4,134,901        $111,927,742                   $4,134,901        $111,927,742
    70                       $5,272,130        $188,647,578                   $5,272,130        $188,647,578
    75                       $6,698,008        $316,946,475                   $6,698,008        $316,946,475
    80                       $8,502,957        $532,043,545                   $8,502,957        $532,043,545
    81                       $8,918,796        $590,118,807                   $8,918,796        $590,118,807



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

-------------------------------------------------------------------------------


                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                              $584,000 FACE AMOUNT
                 ISSUE AGE: 39 MALE PREFERRED PLUS NON-NICOTINE
                            $21,400 PLANNED PREMIUM
                         (BASED ON GUARANTEED CHARGES)



                TOTAL
               PREMIUMS
               WITH 5%                      DEATH BENEFIT
   YEAR        INTEREST       0%               6%                 12%
--------------------------------------------------------------------------
     1            $22,470   $601,811          $602,936            $604,062
     2            $44,804   $618,529          $621,865            $625,337
     3            $68,254   $634,917          $641,556            $648,745
     4            $92,876   $650,963          $662,027            $674,491
     5           $118,730   $666,660          $683,299            $702,806
     6           $145,877   $683,425          $706,867            $735,461
     7           $174,381   $699,789          $731,334            $771,363
     8           $204,310   $715,765          $756,744            $810,856
     9           $235,735   $731,346          $783,130            $855,526
    10           $268,732   $746,602          $810,599            $974,367
    15           $460,176   $819,736        $1,004,739          $1,673,740
    20           $704,513   $880,611        $1,285,157          $2,576,718
    25           $899,157   $832,252        $1,336,739          $3,539,062
    30         $1,147,577   $765,280        $1,390,188          $4,850,911
    35         $1,464,632   $672,190        $1,511,683          $6,641,446
    40         $1,869,282                   $1,604,859          $9,063,418
    45         $2,385,731                   $1,612,079         $12,305,141
    50         $3,044,864                   $1,434,991         $16,562,893
    55         $3,886,104                     $926,709         $21,998,971
    60         $4,959,762                                      $28,971,899
    65         $6,330,053                                      $43,851,190
    70         $8,078,930                                      $70,682,777
    75        $10,310,990                                     $113,134,463
    80        $13,159,726                                     $180,330,702
    81        $13,817,713                                     $197,954,199


                              ACCOUNT VALUE                                CASH SURRENDER VALUE
   YEAR         0%               6%                 12%          0%               6%                 12%
-----------  ------------------------------------------------------------------------------------------------
     1         $17,811           $18,936             $20,062     $9,635           $10,760             $11,886
     2         $34,529           $37,865             $41,337    $26,937           $30,273             $33,745
     3         $50,917           $57,556             $64,745    $43,909           $50,548             $57,737
     4         $66,963           $78,027             $90,491    $60,539           $71,603             $84,067
     5         $82,660           $99,299            $118,806    $76,820           $93,459            $112,966
     6         $99,425          $122,867            $151,461    $94,169          $117,611            $146,205
     7        $115,789          $147,334            $187,363   $111,117          $142,662            $182,691
     8        $131,765          $172,744            $226,856   $127,677          $168,656            $222,768
     9        $147,346          $199,130            $270,302   $143,842          $195,626            $266,798
    10        $162,602          $226,599            $318,042   $162,602          $226,599            $318,042
    15        $235,736          $385,142            $641,587   $235,736          $385,142            $641,587
    20        $296,611          $572,833          $1,148,521   $296,611          $572,833          $1,148,521
    25        $248,252          $685,068          $1,813,741   $248,252          $685,068          $1,813,741
    30        $181,280          $806,188          $2,819,576   $181,280          $806,188          $2,819,576
    35         $88,190          $927,683          $4,330,257    $88,190          $927,683          $4,330,257
    40                        $1,020,859          $6,536,056                   $1,020,859          $6,536,056
    45                        $1,028,079          $9,632,129                   $1,028,079          $9,632,129
    50                          $850,991         $13,798,961                     $850,991         $13,798,961
    55                          $342,709         $19,205,359                     $342,709         $19,205,359
    60                                           $27,079,579                                      $27,079,579
    65                                           $43,267,190                                      $43,267,190
    70                                           $69,982,947                                      $69,982,947
    75                                          $112,014,320                                     $112,014,320
    80                                          $178,545,249                                     $178,545,249
    81                                          $195,994,256                                     $195,994,256



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

64

-------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION

We provide information about our financial strength in reports filed with the SEC and state insurance departments. For example, we file annual reports (Form 10-K), quarterly reports (Form 10-Q) and periodic reports (Form 8-K) with the SEC. Forms 10-K and 10-Q include information such as our financial statements, management discussion and analysis of the previous year of operations, risk factors, and other information. Form 8-K reports are used to communicate important developments that are not otherwise disclosed in the other forms described above.


You may read or copy these reports at the SEC's Public Reference Room at 100 F. Street N.E., Room 1580, Washington, D.C. 20549-2001. You may also obtain reports and other information about us by contacting us using the information stated on the cover page of this prospectus, visiting our website at www.hartfordinvestor.com or visiting the SEC website at www.sec.gov. You may also obtain reports and other financial information about us by contacting Your state insurance department.


811-07271

811-07273

                                     PART B

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION (PART B)
LIBERTY VUL
SEPARATE ACCOUNT VL II
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.

DATE OF PROSPECTUS: JULY 16, 2012

DATE OF STATEMENT OF ADDITIONAL INFORMATION: JULY 16, 2012

2                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            PAGE
--------------------------------------------------------------------------------
GENERAL INFORMATION AND HISTORY                                                3
SERVICES                                                                       3
EXPERTS                                                                        3
DISTRIBUTION OF THE POLICIES                                                   3
ADDITIONAL INFORMATION ABOUT CHARGES                                           4
PERFORMANCE DATA                                                               4
FINANCIAL STATEMENTS                                                           5

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                3

-------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD") -- Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS

The statutory-basis financial statements of Hartford Life and Annuity Insurance Company (the "Company") as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated April 9, 2012 (which report expresses an unqualified opinion in accordance with the accounting principals prescribed and permitted by the Insurance Department of the State of Connecticut and includes an explanatory paragraph relating to the Company's change in its method of accounting and reporting for deferred income taxes in 2009), and the statements of assets and liabilities of Hartford Life and Annuity Insurance Company Separate Account VL II as of December 31, 2011, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in
Note 6 for each of the periods presented in the five years then ended have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated April 13, 2012, which reports are both included in the Statement of Additional Information which is part of the registration statement. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 32nd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.

DISTRIBUTION OF THE POLICIES

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and offers the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies offered through this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: 2011: $38,930,999; 2010:
$13,691,277; and 2009: $15,070,197. HESCO did not retain any of these commissions.

HESCO enters into sales agreements with registered broker-dealers, financial institutions and other parties ("Financial Intermediaries"). The policies are sold by salespersons who represent Hartford as insurance agents and who are financial professional ("Sales Representatives") of HESCO or certain

4                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

other registered broker-dealers who have entered into sales agreements with HESCO.

Financial Intermediaries are compensated according to a schedule in the sales agreement and are subject to any rules or regulations that apply to variable life insurance compensation. This compensation is usually paid from sales charges described in the Prospectus. The compensation generally consists of commissions and may involve other types of payments that are described more fully in the prospectus.

ADDITIONAL INFORMATION ABOUT CHARGES

The front-end load under the policies may be used to cover expenses related to the sale and distribution of the policies. Refer to prospectus for applicable sales load.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL II.

UNDERWRITING PROCEDURES -- To purchase a policy you must submit an application to us. Within limits, you may choose the Scheduled Premiums and the initial Face Amount and the Guarantee Period in the policy application. Policies generally will be issued only on the lives of insureds the ages of 0 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

The Cost of Insurance charge is to cover our anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states). A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, we reserve the right to use rates less than those shown in such table. Substandard risks will be charged a higher Cost of Insurance rate which will not exceed rates based on a multiple of the 2001 Commissioners' Standard Ordinary Mortality Table, Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states). The multiple will be based on the Insured's risk class. We will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because the Account Value and the Death Benefit may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

INCREASES IN FACE AMOUNT -- At any time after the first Policy Year, You may request In Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect. We reserve the right to limit the number of increases made under the Policy to not more than one in any 12 month period.

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the policy. Performance history is based on the Funds' past performance only and is no indication of future performance.

The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from your policy. These are charges and fees such as premium base loads, mortality and expense risk charges, cost of insurance, administrative and issue charges, and surrender charges. These charges vary depending on your age, gender, Face Amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your policy's performance, you should obtain a personalized illustration based on historical Fund performance from your financial adviser.

Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                5

-------------------------------------------------------------------------------

ADDITIONAL FINANCIAL STATEMENT INFORMATION

The financial statements of the Company and the Separate Account for year ended December 31, 2011 follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.

You can also access the information for Hartford Life and Annuity Insurance Company at www.hartfordinvestor.com. Requests for copies can also be directed to The Hartford, P.O. Box 2999, Hartford, Connecticut 06104-2999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE CONTRACT OWNERS OF
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II
AND THE BOARD OF DIRECTORS OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

-------------------------------------------------------------------------------

We have audited the accompanying statements of assets and liabilities of each of the individual Sub-Accounts disclosed in Note 1 which comprise the Hartford Life and Annuity Insurance Company Separate Account VL II (the "Account") as of December 31, 2011, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2011, by correspondence with the fund managers; where replies were not received from the fund managers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual Sub-Accounts disclosed in Note 1 constituting the Hartford Life and Annuity Insurance Company Separate Account VL II as of December 31, 2011, the results of their operations for each of the periods presented in the year then ended, the changes in their net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
April 13, 2012

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         ALLIANCEBERNSTEIN VPS        ALLIANCEBERNSTEIN VPS       ALLIANCEBERNSTEIN VPS
                                            BALANCED WEALTH               INTERNATIONAL               SMALL/MID CAP
                                           STRATEGY PORTFOLIO            VALUE PORTFOLIO             VALUE PORTFOLIO
                                              SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                 47,246                        519,841                   274,300
                                               ==========                     ==========                ==========
  Cost                                           $492,177                     $9,660,686                $3,982,984
                                               ==========                     ==========                ==========
  Market value                                   $510,257                     $5,926,185                $4,218,732
 Due from Sponsor Company                              --                            389                     3,549
 Receivable from fund shares sold                      --                             --                        --
 Other assets                                          --                             --                        --
                                               ----------                     ----------                ----------
 Total assets                                     510,257                      5,926,574                 4,222,281
                                               ----------                     ----------                ----------
LIABILITIES:
 Due to Sponsor Company                                --                             --                        --
 Payable for fund shares purchased                     --                            389                     3,549
 Other liabilities                                     --                             --                        --
                                               ----------                     ----------                ----------
 Total liabilities                                     --                            389                     3,549
                                               ----------                     ----------                ----------
NET ASSETS:
 For contract liabilities                        $510,257                     $5,926,185                $4,218,732
                                               ==========                     ==========                ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                     51,550                        864,188                   341,340
 Minimum unit fair value #*                     $9.898234                      $6.857519                $12.359340
 Maximum unit fair value #*                     $9.898234                      $6.857519                $12.359340
 Contract liability                              $510,257                     $5,926,185                $4,218,732

                                                                   ALLIANCEBERNSTEIN VPS
                                         ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                            VALUE PORTFOLIO           GROWTH PORTFOLIO
                                              SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  --------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                  1,246                    87,815
                                               ==========                ==========
  Cost                                            $10,195                $1,728,492
                                               ==========                ==========
  Market value                                    $11,566                $1,311,075
 Due from Sponsor Company                              --                        --
 Receivable from fund shares sold                      --                        --
 Other assets                                          --                        --
                                               ----------                ----------
 Total assets                                      11,566                 1,311,075
                                               ----------                ----------
LIABILITIES:
 Due to Sponsor Company                                --                        --
 Payable for fund shares purchased                     --                        --
 Other liabilities                                     --                        --
                                               ----------                ----------
 Total liabilities                                     --                        --
                                               ----------                ----------
NET ASSETS:
 For contract liabilities                         $11,566                $1,311,075
                                               ==========                ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                      1,375                   166,297
 Minimum unit fair value #*                     $8.410751                 $7.883945
 Maximum unit fair value #*                     $8.410751                 $7.883945
 Contract liability                               $11,566                $1,311,075

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             INVESCO V.I.            INVESCO V.I.          INVESCO V.I.
                                                CAPITAL                  CORE                  HIGH
                                           APPRECIATION FUND         EQUITY FUND            YIELD FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT (A)(B)
------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                107,619                 56,950                 2,613
                                               ==========             ==========             =========
  Cost                                         $2,542,855             $1,371,324               $13,636
                                               ==========             ==========             =========
  Market value                                 $2,305,207             $1,521,695               $13,167
 Due from Sponsor Company                              --                     19                    --
 Receivable from fund shares sold                      --                     --                    --
 Other assets                                          --                     --                    --
                                               ----------             ----------             ---------
 Total assets                                   2,305,207              1,521,714                13,167
                                               ----------             ----------             ---------
LIABILITIES:
 Due to Sponsor Company                                --                     --                    --
 Payable for fund shares purchased                     --                     19                    --
 Other liabilities                                     --                     --                    --
                                               ----------             ----------             ---------
 Total liabilities                                     --                     19                    --
                                               ----------             ----------             ---------
NET ASSETS:
 For contract liabilities                      $2,305,207             $1,521,695               $13,167
                                               ==========             ==========             =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    246,773                 98,863                 1,338
 Minimum unit fair value #*                     $9.341396             $15.391910             $9.838689
 Maximum unit fair value #*                     $9.341396             $15.391910             $9.838689
 Contract liability                            $2,305,207             $1,521,695               $13,167

                                            INVESCO V.I.          INVESCO V.I.
                                           INTERNATIONAL          MID CAP CORE
                                            GROWTH FUND           EQUITY FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                              298,275               480,227
                                             ==========            ==========
  Cost                                       $7,389,693            $6,001,433
                                             ==========            ==========
  Market value                               $7,865,516            $5,551,429
 Due from Sponsor Company                         5,496                   252
 Receivable from fund shares sold                    --                    --
 Other assets                                         1                    --
                                             ----------            ----------
 Total assets                                 7,871,013             5,551,681
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                5,496                   252
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                5,496                   252
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $7,865,517            $5,551,429
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  850,728               328,300
 Minimum unit fair value #*                   $9.245632            $16.909642
 Maximum unit fair value #*                   $9.245632            $16.909642
 Contract liability                          $7,865,517            $5,551,429

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(a)  Funded as of April 29, 2011.

(b) Effective April 29, 2011 Invesco Van Kampen V.I. High Yield Fund merged with Invesco V.I. High Yield Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            INVESCO V.I.           INVESCO V.I.           INVESCO V.I.
                                             SMALL CAP               CAPITAL                 GLOBAL
                                            EQUITY FUND          DEVELOPMENT FUND       REAL ESTATE FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              294,693                141,713                 27,742
                                             ==========             ==========             ==========
  Cost                                       $4,544,088             $2,598,400               $354,665
                                             ==========             ==========             ==========
  Market value                               $4,835,906             $1,764,329               $336,790
 Due from Sponsor Company                         5,345                     --                     --
 Receivable from fund shares sold                    --                     --                     64
 Other assets                                        --                     --                     --
                                             ----------             ----------             ----------
 Total assets                                 4,841,251              1,764,329                336,854
                                             ----------             ----------             ----------
LIABILITIES:
 Due to Sponsor Company                              --                     --                     64
 Payable for fund shares purchased                5,345                     --                     --
 Other liabilities                                   --                     --                     --
                                             ----------             ----------             ----------
 Total liabilities                                5,345                     --                     64
                                             ----------             ----------             ----------
NET ASSETS:
 For contract liabilities                    $4,835,906             $1,764,329               $336,790
                                             ==========             ==========             ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  352,912                159,349                 25,504
 Minimum unit fair value #*                  $13.702870             $11.072131             $13.205405
 Maximum unit fair value #*                  $13.702870             $11.072131             $13.205405
 Contract liability                          $4,835,906             $1,764,329               $336,790

                                             INVESCO V.I.
                                            BALANCED RISK           INVESCO V.I.
                                              ALLOCATION              DIVIDEND
                                                 FUND                GROWTH FUND
                                          SUB-ACCOUNT (A)(C)     SUB-ACCOUNT (A)(D)
--------------------------------------  ---------------------------------------------
ASSETS:
 Investments:
  Number of shares                               123,747                  2,672
                                              ==========              =========
  Cost                                        $1,335,281                $40,166
                                              ==========              =========
  Market value                                $1,426,806                $37,414
 Due from Sponsor Company                            157                     --
 Receivable from fund shares sold                     --                     --
 Other assets                                         --                     --
                                              ----------              ---------
 Total assets                                  1,426,963                 37,414
                                              ----------              ---------
LIABILITIES:
 Due to Sponsor Company                               --                     --
 Payable for fund shares purchased                   157                     --
 Other liabilities                                    --                     --
                                              ----------              ---------
 Total liabilities                                   157                     --
                                              ----------              ---------
NET ASSETS:
 For contract liabilities                     $1,426,806                $37,414
                                              ==========              =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   128,635                  3,820
 Minimum unit fair value #*                   $11.091880              $9.793528
 Maximum unit fair value #*                   $11.091880              $9.793528
 Contract liability                           $1,426,806                $37,414

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(a)  Funded as of April 29, 2011.

(c) Effective April 29, 2011 Invesco V.I. Global Multi-Asset Fund merged with Invesco V.I. Balanced Risk Allocation Fund.

(d) Effective April 29, 2011 Invesco V.I. Select Dimensions Dividend Growth Fund merged with Invesco V.I. Dividend Growth Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                           AMERICAN FUNDS
                                         ALLIANCEBERNSTEIN VPS       AMERICAN FUNDS         CAPITAL WORLD
                                              REAL ESTATE                GLOBAL               GROWTH &
                                          INVESTMENT PORTFOLIO         BOND FUND             INCOME FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                 36,976                 154,364                358,271
                                               ==========              ==========            ===========
  Cost                                           $440,992              $1,739,758             $2,898,606
                                               ==========              ==========            ===========
  Market value                                   $429,286              $1,838,472             $3,292,508
 Due from Sponsor Company                           1,196                       7                     --
 Receivable from fund shares sold                      --                      --                     --
 Other assets                                          --                      --                     --
                                               ----------              ----------            -----------
 Total assets                                     430,482               1,838,479              3,292,508
                                               ----------              ----------            -----------
LIABILITIES:
 Due to Sponsor Company                                --                      --                     --
 Payable for fund shares purchased                  1,196                       7                     --
 Other liabilities                                     --                      --                     --
                                               ----------              ----------            -----------
 Total liabilities                                  1,196                       7                     --
                                               ----------              ----------            -----------
NET ASSETS:
 For contract liabilities                        $429,286              $1,838,472             $3,292,508
                                               ==========              ==========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                     23,253                 153,084                360,886
 Minimum unit fair value #*                    $18.461559              $12.009540              $9.123412
 Maximum unit fair value #*                    $18.461559              $12.009540              $9.123412
 Contract liability                              $429,286              $1,838,472             $3,292,508

                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS            BLUE CHIP
                                                ASSET               INCOME AND
                                           ALLOCATION FUND          GROWTH FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of shares                             1,841,649              1,921,284
                                             ===========            ===========
  Cost                                       $30,175,881            $18,460,694
                                             ===========            ===========
  Market value                               $29,576,878            $17,157,065
 Due from Sponsor Company                         22,906                 12,175
 Receivable from fund shares sold                     --                     --
 Other assets                                          1                     --
                                             -----------            -----------
 Total assets                                 29,599,785             17,169,240
                                             -----------            -----------
LIABILITIES:
 Due to Sponsor Company                               --                     --
 Payable for fund shares purchased                22,906                 12,175
 Other liabilities                                    --                     --
                                             -----------            -----------
 Total liabilities                                22,906                 12,175
                                             -----------            -----------
NET ASSETS:
 For contract liabilities                    $29,576,879            $17,157,065
                                             ===========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 1,858,634              1,160,081
 Minimum unit fair value #*                   $15.913238             $14.789539
 Maximum unit fair value #*                   $15.913238             $14.789539
 Contract liability                          $29,576,879            $17,157,065

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS             GLOBAL             AMERICAN FUNDS
                                              BOND FUND             GROWTH FUND            GROWTH FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                             3,230,747                970,974              1,477,771
                                             ===========            ===========            ===========
  Cost                                       $34,645,113            $16,105,000            $72,595,746
                                             ===========            ===========            ===========
  Market value                               $35,118,218            $18,730,083            $76,371,211
 Due from Sponsor Company                         28,703                 20,919                 50,734
 Receivable from fund shares sold                     --                     --                     --
 Other assets                                         --                      5                     49
                                             -----------            -----------            -----------
 Total assets                                 35,146,921             18,751,007             76,421,994
                                             -----------            -----------            -----------
LIABILITIES:
 Due to Sponsor Company                               --                     --                     --
 Payable for fund shares purchased                28,703                 20,919                 50,734
 Other liabilities                                     1                     --                     --
                                             -----------            -----------            -----------
 Total liabilities                                28,704                 20,919                 50,734
                                             -----------            -----------            -----------
NET ASSETS:
 For contract liabilities                    $35,118,217            $18,730,088            $76,371,260
                                             ===========            ===========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 2,486,108             12,214,967             64,875,215
 Minimum unit fair value #*                   $14.125783              $1.533372              $1.175863
 Maximum unit fair value #*                   $14.125783              $1.533372             $14.784060
 Contract liability                          $35,118,217            $18,730,088            $76,371,260


                                             AMERICAN FUNDS           AMERICAN FUNDS
                                           GROWTH-INCOME FUND       INTERNATIONAL FUND
                                               SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               1,868,547                2,323,669
                                               ===========              ===========
  Cost                                         $62,452,225              $39,366,191
                                               ===========              ===========
  Market value                                 $61,792,837              $35,226,826
 Due from Sponsor Company                           25,943                    9,029
 Receivable from fund shares sold                       --                       --
 Other assets                                           45                       --
                                               -----------              -----------
 Total assets                                   61,818,825               35,235,855
                                               -----------              -----------
LIABILITIES:
 Due to Sponsor Company                                 --                       --
 Payable for fund shares purchased                  25,943                    9,029
 Other liabilities                                      --                       --
                                               -----------              -----------
 Total liabilities                                  25,943                    9,029
                                               -----------              -----------
NET ASSETS:
 For contract liabilities                      $61,792,882              $35,226,826
                                               ===========              ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  45,148,169                1,774,338
 Minimum unit fair value #*                      $1.367989               $17.419907
 Maximum unit fair value #*                     $13.318124               $19.857580
 Contract liability                            $61,792,882              $35,226,826

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                  AMERICAN FUNDS         FIDELITY VIP
                                           AMERICAN FUNDS          GLOBAL SMALL          ASSET MANAGER
                                           NEW WORLD FUND       CAPITALIZATION FUND        PORTFOLIO
                                             SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               760,143                786,154               52,140
                                             ===========            ===========            =========
  Cost                                       $12,807,325            $11,923,050             $909,954
                                             ===========            ===========            =========
  Market value                               $14,822,781            $13,396,066             $719,530
 Due from Sponsor Company                          5,469                 16,728                   --
 Receivable from fund shares sold                     --                     --                   --
 Other assets                                         --                     --                   --
                                             -----------            -----------            ---------
 Total assets                                 14,828,250             13,412,794              719,530
                                             -----------            -----------            ---------
LIABILITIES:
 Due to Sponsor Company                               --                     --                   --
 Payable for fund shares purchased                 5,469                 16,728                   --
 Other liabilities                                    --                     --                   --
                                             -----------            -----------            ---------
 Total liabilities                                 5,469                 16,728                   --
                                             -----------            -----------            ---------
NET ASSETS:
 For contract liabilities                    $14,822,781            $13,396,066             $719,530
                                             ===========            ===========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   542,415              7,313,030              267,425
 Minimum unit fair value #*                   $27.327395              $1.831808            $2.690584
 Maximum unit fair value #*                   $27.327395              $1.831808            $2.690584
 Contract liability                          $14,822,781            $13,396,066             $719,530

                                            FIDELITY VIP          FIDELITY VIP
                                            EQUITY-INCOME            GROWTH
                                              PORTFOLIO             PORTFOLIO
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               748,126                6,147
                                             ===========            =========
  Cost                                       $16,496,516             $221,173
                                             ===========            =========
  Market value                               $13,968,280             $224,539
 Due from Sponsor Company                          9,511                   --
 Receivable from fund shares sold                     --                   --
 Other assets                                          3                   --
                                             -----------            ---------
 Total assets                                 13,977,794              224,539
                                             -----------            ---------
LIABILITIES:
 Due to Sponsor Company                               --                   --
 Payable for fund shares purchased                 9,511                   --
 Other liabilities                                    --                   --
                                             -----------            ---------
 Total liabilities                                 9,511                   --
                                             -----------            ---------
NET ASSETS:
 For contract liabilities                    $13,968,283             $224,539
                                             ===========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 4,570,676               23,925
 Minimum unit fair value #*                    $2.906674            $9.385277
 Maximum unit fair value #*                   $10.840042            $9.385277
 Contract liability                          $13,968,283             $224,539

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                            CONTRAFUND            OVERSEAS              MID CAP
                                             PORTFOLIO            PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              677,278               26,911              468,160
                                            ===========          ===========          ===========
  Cost                                      $17,025,040             $528,318          $13,101,839
                                            ===========          ===========          ===========
  Market value                              $15,333,565             $366,798          $13,380,004
 Due from Sponsor Company                        37,371                   --                5,615
 Receivable from fund shares sold                    --                   --                   --
 Other assets                                        --                   --                   --
                                            -----------          -----------          -----------
 Total assets                                15,370,936              366,798           13,385,619
                                            -----------          -----------          -----------
LIABILITIES:
 Due to Sponsor Company                              --                   --                   --
 Payable for fund shares purchased               37,371                   --                5,615
 Other liabilities                                   --                   --                    1
                                            -----------          -----------          -----------
 Total liabilities                               37,371                   --                5,616
                                            -----------          -----------          -----------
NET ASSETS:
 For contract liabilities                   $15,333,565             $366,798          $13,380,003
                                            ===========          ===========          ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                1,243,504              184,825            1,003,459
 Minimum unit fair value #*                  $12.330930            $1.984568           $13.333878
 Maximum unit fair value #*                  $12.330930            $1.984568           $13.333878
 Contract liability                         $15,333,565             $366,798          $13,380,003

                                                                FIDELITY VIP
                                           FIDELITY VIP        DYNAMIC CAPITAL
                                         VALUE STRATEGIES       APPRECIATION
                                             PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of shares                                6,306               10,142
                                            ===========          ===========
  Cost                                          $29,484              $55,070
                                            ===========          ===========
  Market value                                  $55,682              $81,951
 Due from Sponsor Company                            --                   --
 Receivable from fund shares sold                    --                   --
 Other assets                                        --                   --
                                            -----------          -----------
 Total assets                                    55,682               81,951
                                            -----------          -----------
LIABILITIES:
 Due to Sponsor Company                              --                   --
 Payable for fund shares purchased                   --                   --
 Other liabilities                                   --                   --
                                            -----------          -----------
 Total liabilities                                   --                   --
                                            -----------          -----------
NET ASSETS:
 For contract liabilities                       $55,682              $81,951
                                            ===========          ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    5,703                8,129
 Minimum unit fair value #*                   $9.764119           $10.081559
 Maximum unit fair value #*                   $9.764119           $10.081559
 Contract liability                             $55,682              $81,951

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            FIDELITY VIP          FIDELITY VIP         FIDELITY VIP
                                            FREEDOM 2010          FREEDOM 2020         FREEDOM 2030
                                             PORTFOLIO             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               48,577                59,188               73,244
                                             ==========            ==========            =========
  Cost                                         $455,752              $527,973             $691,616
                                             ==========            ==========            =========
  Market value                                 $498,398              $601,940             $708,270
 Due from Sponsor Company                            --                    --                   --
 Receivable from fund shares sold                    --                    --                   --
 Other assets                                        --                    --                   --
                                             ----------            ----------            ---------
 Total assets                                   498,398               601,940              708,270
                                             ----------            ----------            ---------
LIABILITIES:
 Due to Sponsor Company                              --                    --                   --
 Payable for fund shares purchased                   --                    --                   --
 Other liabilities                                   --                    --                   --
                                             ----------            ----------            ---------
 Total liabilities                                   --                    --                   --
                                             ----------            ----------            ---------
NET ASSETS:
 For contract liabilities                      $498,398              $601,940             $708,270
                                             ==========            ==========            =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   45,937                57,846               71,482
 Minimum unit fair value #*                  $10.849651            $10.405993            $9.908391
 Maximum unit fair value #*                  $10.849651            $10.405993            $9.908391
 Contract liability                            $498,398              $601,940             $708,270

                                                                    FRANKLIN
                                            FIDELITY VIP             RISING
                                          STRATEGIC INCOME         DIVIDENDS
                                             PORTFOLIO          SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               32,343                34,025
                                             ==========            ==========
  Cost                                         $373,199              $609,562
                                             ==========            ==========
  Market value                                 $359,334              $668,591
 Due from Sponsor Company                            --                   172
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   359,334               668,763
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                   172
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                   172
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $359,334              $668,591
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   28,463                46,810
 Minimum unit fair value #*                  $12.624600            $14.282970
 Maximum unit fair value #*                  $12.624600            $14.282970
 Contract liability                            $359,334              $668,591

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                   FRANKLIN              FRANKLIN
                                             FRANKLIN           SMALL-MID CAP           SMALL CAP
                                              INCOME                GROWTH                VALUE
                                          SECURITIES FUND      SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                            1,170,010               59,200               632,905
                                            ===========           ==========            ==========
  Cost                                      $17,704,632           $1,038,173            $8,425,699
                                            ===========           ==========            ==========
  Market value                              $16,754,536           $1,213,002            $9,829,007
 Due from Sponsor Company                        17,559               14,696                 4,624
 Receivable from fund shares sold                    --                   --                    --
 Other assets                                        --                   --                    --
                                            -----------           ----------            ----------
 Total assets                                16,772,095            1,227,698             9,833,631
                                            -----------           ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                   --                    --
 Payable for fund shares purchased               17,559               14,696                 4,624
 Other liabilities                                   --                   --                    --
                                            -----------           ----------            ----------
 Total liabilities                               17,559               14,696                 4,624
                                            -----------           ----------            ----------
NET ASSETS:
 For contract liabilities                   $16,754,536           $1,213,002            $9,829,007
                                            ===========           ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                1,282,496              105,915               492,148
 Minimum unit fair value #*                  $13.064004           $11.390200            $19.971648
 Maximum unit fair value #*                  $13.064004           $14.075721            $19.971648
 Contract liability                         $16,754,536           $1,213,002            $9,829,007

                                              FRANKLIN
                                             STRATEGIC
                                               INCOME            MUTUAL SHARES
                                          SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                             1,118,225             1,334,082
                                            ============          ============
  Cost                                       $13,319,384           $20,999,545
                                            ============          ============
  Market value                               $14,033,725           $20,518,187
 Due from Sponsor Company                          6,107                 8,113
 Receivable from fund shares sold                     --                    --
 Other assets                                         --                    --
                                            ------------          ------------
 Total assets                                 14,039,832            20,526,300
                                            ------------          ------------
LIABILITIES:
 Due to Sponsor Company                               --                    --
 Payable for fund shares purchased                 6,107                 8,113
 Other liabilities                                    --                    --
                                            ------------          ------------
 Total liabilities                                 6,107                 8,113
                                            ------------          ------------
NET ASSETS:
 For contract liabilities                    $14,033,725           $20,518,187
                                            ============          ============
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 1,098,862             1,355,932
 Minimum unit fair value #*                   $12.764539            $14.367250
 Maximum unit fair value #*                   $20.652652            $15.135026
 Contract liability                          $14,033,725           $20,518,187

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             TEMPLETON
                                             DEVELOPING            TEMPLETON             TEMPLETON
                                              MARKETS               FOREIGN                GROWTH
                                          SECURITIES FUND       SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              178,886               267,957               400,323
                                             ==========            ==========            ==========
  Cost                                       $1,690,125            $3,582,512            $4,516,068
                                             ==========            ==========            ==========
  Market value                               $1,699,415            $3,365,536            $4,047,261
 Due from Sponsor Company                        15,961                 3,177                   150
 Receivable from fund shares sold                    --                    --                    --
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                 1,715,376             3,368,713             4,047,411
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --                    --
 Payable for fund shares purchased               15,961                 3,177                   150
 Other liabilities                                   --                     1                    --
                                             ----------            ----------            ----------
 Total liabilities                               15,961                 3,178                   150
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,699,415            $3,365,535            $4,047,261
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  191,646               390,527               446,129
 Minimum unit fair value #*                   $8.867469             $8.617940             $9.031951
 Maximum unit fair value #*                   $8.867469             $8.617940            $12.395589
 Contract liability                          $1,699,415            $3,365,535            $4,047,261

                                                                      FRANKLIN
                                                MUTUAL                FLEX CAP
                                           GLOBAL DISCOVERY            GROWTH
                                           SECURITIES FUND        SECURITIES FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of shares                                637,580                36,381
                                             ============            ==========
  Cost                                        $12,758,640              $374,905
                                             ============            ==========
  Market value                                $12,298,910              $439,851
 Due from Sponsor Company                           4,459                    --
 Receivable from fund shares sold                      --                    --
 Other assets                                           1                    --
                                             ------------            ----------
 Total assets                                  12,303,370               439,851
                                             ------------            ----------
LIABILITIES:
 Due to Sponsor Company                                --                    --
 Payable for fund shares purchased                  4,459                    --
 Other liabilities                                     --                    --
                                             ------------            ----------
 Total liabilities                                  4,459                    --
                                             ------------            ----------
NET ASSETS:
 For contract liabilities                     $12,298,911              $439,851
                                             ============            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  1,003,417                40,779
 Minimum unit fair value #*                    $12.257024            $10.786324
 Maximum unit fair value #*                    $12.257024            $10.786324
 Contract liability                           $12,298,911              $439,851

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                       HARTFORD
                                             TEMPLETON            HARTFORD               TOTAL
                                            GLOBAL BOND           ADVISERS            RETURN BOND
                                          SECURITIES FUND         HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                            1,053,544            1,859,272            6,416,234
                                            ===========          ===========          ===========
  Cost                                      $18,687,929          $47,355,381          $71,412,085
                                            ===========          ===========          ===========
  Market value                              $19,121,826          $35,957,367          $74,639,379
 Due from Sponsor Company                         4,888               27,522                9,310
 Receivable from fund shares sold                    --                   --                   --
 Other assets                                         1                    9                   --
                                            -----------          -----------          -----------
 Total assets                                19,126,715           35,984,898           74,648,689
                                            -----------          -----------          -----------
LIABILITIES:
 Due to Sponsor Company                              --                   --                   --
 Payable for fund shares purchased                4,888               27,522                9,310
 Other liabilities                                   --                   --                   16
                                            -----------          -----------          -----------
 Total liabilities                                4,888               27,522                9,326
                                            -----------          -----------          -----------
NET ASSETS:
 For contract liabilities                   $19,121,827          $35,957,376          $74,639,363
                                            ===========          ===========          ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                1,214,729           10,371,439           24,701,321
 Minimum unit fair value #*                  $15.741644            $3.466961            $3.021675
 Maximum unit fair value #*                  $15.741644            $3.466961            $3.021675
 Contract liability                         $19,121,827          $35,957,376          $74,639,363

                                              HARTFORD             HARTFORD
                                              CAPITAL              DIVIDEND
                                            APPRECIATION          AND GROWTH
                                              HLS FUND             HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
ASSETS:
 Investments:
  Number of shares                             2,451,902            2,795,005
                                            ============          ===========
  Cost                                      $118,018,645          $54,087,797
                                            ============          ===========
  Market value                               $91,203,017          $54,045,199
 Due from Sponsor Company                         94,765               20,261
 Receivable from fund shares sold                     --                   --
 Other assets                                          2                   --
                                            ------------          -----------
 Total assets                                 91,297,784           54,065,460
                                            ------------          -----------
LIABILITIES:
 Due to Sponsor Company                               --                   --
 Payable for fund shares purchased                94,765               20,261
 Other liabilities                                    --                   14
                                            ------------          -----------
 Total liabilities                                94,765               20,275
                                            ------------          -----------
NET ASSETS:
 For contract liabilities                    $91,203,019          $54,045,185
                                            ============          ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                14,527,791           12,700,001
 Minimum unit fair value #*                    $6.277831            $4.255526
 Maximum unit fair value #*                    $6.277831            $4.255526
 Contract liability                          $91,203,019          $54,045,185

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        HARTFORD
                                             HARTFORD             HARTFORD            DISCIPLINED
                                          GLOBAL RESEARCH       GLOBAL GROWTH            EQUITY
                                             HLS FUND             HLS FUND              HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              13,185               52,472              1,275,477
                                             =========            =========           ============
  Cost                                        $115,746             $797,252            $14,582,713
                                             =========            =========           ============
  Market value                                $118,914             $705,615            $15,030,101
 Due from Sponsor Company                           --                   --                  6,841
 Receivable from fund shares sold                   --                   --                     --
 Other assets                                       --                   --                      7
                                             ---------            ---------           ------------
 Total assets                                  118,914              705,615             15,036,949
                                             ---------            ---------           ------------
LIABILITIES:
 Due to Sponsor Company                             --                   --                     --
 Payable for fund shares purchased                  --                   --                  6,841
 Other liabilities                                  --                   --                     --
                                             ---------            ---------           ------------
 Total liabilities                                  --                   --                  6,841
                                             ---------            ---------           ------------
NET ASSETS:
 For contract liabilities                     $118,914             $705,615            $15,030,108
                                             =========            =========           ============
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  12,926              688,303              9,941,027
 Minimum unit fair value #*                  $9.118201            $1.025151              $1.511927
 Maximum unit fair value #*                  $9.323636            $1.025151              $1.511927
 Contract liability                           $118,914             $705,615            $15,030,108

                                                                  HARTFORD
                                             HARTFORD              GROWTH
                                              GROWTH           OPPORTUNITIES
                                             HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of shares                              98,033               577,596
                                            ==========          ============
  Cost                                      $1,082,863           $12,976,873
                                            ==========          ============
  Market value                              $1,070,661           $13,612,414
 Due from Sponsor Company                        2,447                 7,902
 Receivable from fund shares sold                   --                    --
 Other assets                                       --                     1
                                            ----------          ------------
 Total assets                                1,073,108            13,620,317
                                            ----------          ------------
LIABILITIES:
 Due to Sponsor Company                             --                    --
 Payable for fund shares purchased               2,447                 7,902
 Other liabilities                                  --                    --
                                            ----------          ------------
 Total liabilities                               2,447                 7,902
                                            ----------          ------------
NET ASSETS:
 For contract liabilities                   $1,070,661           $13,612,415
                                            ==========          ============
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 110,265               754,850
 Minimum unit fair value #*                  $9.709898            $18.033268
 Maximum unit fair value #*                  $9.709898            $18.033268
 Contract liability                         $1,070,661           $13,612,415

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                           HARTFORD
                                              HARTFORD              HARTFORD             INTERNATIONAL
                                             HIGH YIELD               INDEX              OPPORTUNITIES
                                              HLS FUND              HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              574,833              1,513,403              1,706,667
                                             ==========            ===========            ===========
  Cost                                       $4,868,409            $53,726,072            $21,824,137
                                             ==========            ===========            ===========
  Market value                               $5,002,729            $39,652,289            $18,287,499
 Due from Sponsor Company                         4,847                     --                 15,386
 Receivable from fund shares sold                    --                 20,824                     --
 Other assets                                        --                     --                     --
                                             ----------            -----------            -----------
 Total assets                                 5,007,576             39,673,113             18,302,885
                                             ----------            -----------            -----------
LIABILITIES:
 Due to Sponsor Company                              --                 20,824                     --
 Payable for fund shares purchased                4,847                     --                 15,386
 Other liabilities                                    1                     11                     --
                                             ----------            -----------            -----------
 Total liabilities                                4,848                 20,835                 15,386
                                             ----------            -----------            -----------
NET ASSETS:
 For contract liabilities                    $5,002,728            $39,652,278            $18,287,499
                                             ==========            ===========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  353,625             10,804,371              6,417,840
 Minimum unit fair value #*                  $14.147003              $3.670022              $2.849479
 Maximum unit fair value #*                  $14.147003              $3.670022              $2.849479
 Contract liability                          $5,002,728            $39,652,278            $18,287,499

                                              HARTFORD
                                           SMALL/MID CAP            HARTFORD
                                               EQUITY                MIDCAP
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
ASSETS:
 Investments:
  Number of shares                               41,227              1,159,358
                                             ==========            ===========
  Cost                                         $315,944            $24,032,426
                                             ==========            ===========
  Market value                                 $368,207            $27,553,051
 Due from Sponsor Company                            --                  1,587
 Receivable from fund shares sold                    --                     --
 Other assets                                        --                      2
                                             ----------            -----------
 Total assets                                   368,207             27,554,640
                                             ----------            -----------
LIABILITIES:
 Due to Sponsor Company                              --                     --
 Payable for fund shares purchased                   --                  1,587
 Other liabilities                                   --                     --
                                             ----------            -----------
 Total liabilities                                   --                  1,587
                                             ----------            -----------
NET ASSETS:
 For contract liabilities                      $368,207            $27,553,053
                                             ==========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   34,439              6,829,417
 Minimum unit fair value #*                  $10.691625              $4.034466
 Maximum unit fair value #*                  $10.691625              $4.034466
 Contract liability                            $368,207            $27,553,053

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD               HARTFORD
                                            MIDCAP VALUE          MONEY MARKET           SMALL COMPANY
                                              HLS FUND              HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              582,849             49,908,777                891,774
                                             ==========            ===========            ===========
  Cost                                       $7,531,454            $49,908,777            $12,434,960
                                             ==========            ===========            ===========
  Market value                               $5,500,946            $49,908,777            $15,221,787
 Due from Sponsor Company                         3,560                     --                     50
 Receivable from fund shares sold                    --                480,354                     --
 Other assets                                        --                     --                     --
                                             ----------            -----------            -----------
 Total assets                                 5,504,506             50,389,131             15,221,837
                                             ----------            -----------            -----------
LIABILITIES:
 Due to Sponsor Company                              --                480,354                     --
 Payable for fund shares purchased                3,560                     --                     50
 Other liabilities                                    1                     --                      4
                                             ----------            -----------            -----------
 Total liabilities                                3,561                480,354                     54
                                             ----------            -----------            -----------
NET ASSETS:
 For contract liabilities                    $5,500,945            $49,908,777            $15,221,783
                                             ==========            ===========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  288,489             27,778,968              6,490,435
 Minimum unit fair value #*                  $19.068102              $1.796639              $2.345264
 Maximum unit fair value #*                  $19.068102              $1.796639              $2.345264
 Contract liability                          $5,500,945            $49,908,777            $15,221,783

                                              HARTFORD              HARTFORD
                                          SMALLCAP GROWTH             STOCK
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
ASSETS:
 Investments:
  Number of shares                                6,359                912,202
                                             ==========            ===========
  Cost                                         $114,148            $55,215,801
                                             ==========            ===========
  Market value                                 $137,809            $36,440,827
 Due from Sponsor Company                            --                     --
 Receivable from fund shares sold                    --                 15,940
 Other assets                                        --                      6
                                             ----------            -----------
 Total assets                                   137,809             36,456,773
                                             ----------            -----------
LIABILITIES:
 Due to Sponsor Company                              --                 15,940
 Payable for fund shares purchased                   --                     --
 Other liabilities                                   --                     --
                                             ----------            -----------
 Total liabilities                                   --                 15,940
                                             ----------            -----------
NET ASSETS:
 For contract liabilities                      $137,809            $36,440,833
                                             ==========            ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   10,516              9,788,274
 Minimum unit fair value #*                  $13.104093              $3.722907
 Maximum unit fair value #*                  $13.104093              $3.722907
 Contract liability                            $137,809            $36,440,833

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD
                                          U.S. GOVERNMENT           HARTFORD             LORD ABBETT
                                             SECURITIES               VALUE              FUNDAMENTAL
                                              HLS FUND              HLS FUND             EQUITY FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              748,625              1,497,025                14,659
                                             ==========            ===========            ==========
  Cost                                       $8,006,469            $15,017,914              $250,568
                                             ==========            ===========            ==========
  Market value                               $7,992,131            $15,523,308              $238,347
 Due from Sponsor Company                           611                  1,918                    --
 Receivable from fund shares sold                    --                     --                    65
 Other assets                                        --                      1                    --
                                             ----------            -----------            ----------
 Total assets                                 7,992,742             15,525,227               238,412
                                             ----------            -----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                     --                    65
 Payable for fund shares purchased                  611                  1,918                    --
 Other liabilities                                   --                     --                    --
                                             ----------            -----------            ----------
 Total liabilities                                  611                  1,918                    65
                                             ----------            -----------            ----------
NET ASSETS:
 For contract liabilities                    $7,992,131            $15,523,309              $238,347
                                             ==========            ===========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  715,603              1,438,612                21,135
 Minimum unit fair value #*                  $10.944490             $10.030081            $11.277301
 Maximum unit fair value #*                  $11.205160             $11.149316            $11.277301
 Contract liability                          $7,992,131            $15,523,309              $238,347


                                            LORD ABBETT           LORD ABBETT
                                              CAPITAL            BOND-DEBENTURE
                                           STRUCTURE FUND             FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                              151,823               560,741
                                             ==========            ==========
  Cost                                       $2,058,226            $5,690,820
                                             ==========            ==========
  Market value                               $1,978,250            $6,527,019
 Due from Sponsor Company                            --                   486
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 1,978,250             6,527,505
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                   486
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                   486
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,978,250            $6,527,019
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  159,671               491,555
 Minimum unit fair value #*                  $12.389564            $13.278309
 Maximum unit fair value #*                  $12.389564            $13.278309
 Contract liability                          $1,978,250            $6,527,019

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            LORD ABBETT
                                             GROWTH AND            MFS GROWTH          MFS INVESTORS
                                            INCOME FUND              SERIES             TRUST SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               94,987                 6,667                25,417
                                             ==========            ==========            ==========
  Cost                                       $2,374,709              $143,401              $393,098
                                             ==========            ==========            ==========
  Market value                               $2,103,956              $163,753              $493,349
 Due from Sponsor Company                            --                    --                    --
 Receivable from fund shares sold                    34                    --                    --
 Other assets                                        --                    --                    --
                                             ----------            ----------            ----------
 Total assets                                 2,103,990               163,753               493,349
                                             ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              34                    --                    --
 Payable for fund shares purchased                   --                    --                    --
 Other liabilities                                    1                    --                    --
                                             ----------            ----------            ----------
 Total liabilities                                   35                    --                    --
                                             ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                    $2,103,955              $163,753              $493,349
                                             ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  200,630                15,051                41,089
 Minimum unit fair value #*                  $10.486745            $10.879807            $12.006715
 Maximum unit fair value #*                  $10.486745            $10.879807            $12.006715
 Contract liability                          $2,103,955              $163,753              $493,349


                                              MFS NEW              MFS TOTAL
                                          DISCOVERY SERIES       RETURN SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                              117,387               480,206
                                             ==========            ==========
  Cost                                       $1,690,731            $9,735,092
                                             ==========            ==========
  Market value                               $1,677,460            $8,898,221
 Due from Sponsor Company                            --                   196
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 1,677,460             8,898,417
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                   196
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                   196
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,677,460            $8,898,221
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   87,835               601,688
 Minimum unit fair value #*                  $19.097956            $14.735199
 Maximum unit fair value #*                  $19.097956            $14.788967
 Contract liability                          $1,677,460            $8,898,221

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                             INVESCO
                                                                                         VAN KAMPEN V.I.
                                              MFS VALUE            MFS RESEARCH            EQUITY AND
                                               SERIES               BOND SERIES            INCOME FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT (A)(E)
-----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                             1,041,315              1,191,496                 1,379
                                             ===========            ===========             =========
  Cost                                       $11,401,524            $15,030,513               $20,347
                                             ===========            ===========             =========
  Market value                               $13,203,875            $15,501,358               $18,793
 Due from Sponsor Company                         12,457                 19,598                    --
 Receivable from fund shares sold                     --                     --                    --
 Other assets                                          1                      1                    --
                                             -----------            -----------             ---------
 Total assets                                 13,216,333             15,520,957                18,793
                                             -----------            -----------             ---------
LIABILITIES:
 Due to Sponsor Company                               --                     --                    --
 Payable for fund shares purchased                12,457                 19,598                    --
 Other liabilities                                    --                     --                    --
                                             -----------            -----------             ---------
 Total liabilities                                12,457                 19,598                    --
                                             -----------            -----------             ---------
NET ASSETS:
 For contract liabilities                    $13,203,876            $15,501,359               $18,793
                                             ===========            ===========             =========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 1,312,933              1,200,763                 1,941
 Minimum unit fair value #*                   $10.056780             $12.909590             $9.683919
 Maximum unit fair value #*                   $10.056780             $12.909590             $9.683919
 Contract liability                          $13,203,876            $15,501,359               $18,793


                                           UIF CORE PLUS          UIF EMERGING
                                            FIXED INCOME          MARKETS DEBT
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               26,811                 3,274
                                             ==========            ==========
  Cost                                         $297,421               $27,767
                                             ==========            ==========
  Market value                                 $273,209               $27,203
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   273,209                27,203
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $273,209               $27,203
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   18,347                 1,088
 Minimum unit fair value #*                  $14.891137            $25.008273
 Maximum unit fair value #*                  $14.891137            $25.008273
 Contract liability                            $273,209               $27,203

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(a)  Funded as of April 29, 2011.

(e) Effective April 29, 2011 Invesco V.I. Select Dimensions Balanced Fund merged with Invesco Van Kampen V.I. Equity and Income Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                           INVESCO
                                  UIF EMERGING        UIF MID CAP      VAN KAMPEN V.I.
                                 MARKETS EQUITY         GROWTH             MID CAP
                                    PORTFOLIO          PORTFOLIO         VALUE FUND
                                   SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                      2,520            166,206            214,421
                                    =========          =========          =========
  Cost                                $35,328          $1,145,926         $3,508,249
                                    =========          =========          =========
  Market value                        $31,574          $1,848,208         $2,730,248
 Due from Sponsor Company                  --                498                476
 Receivable from fund shares               --                 --                 --
  sold
 Other assets                              --                 --                 --
                                    ---------          ---------          ---------
 Total assets                          31,574          1,848,706          2,730,724
                                    ---------          ---------          ---------
LIABILITIES:
 Due to Sponsor Company                    --                 --                 --
 Payable for fund shares                   --                498                476
  purchased
 Other liabilities                         --                 --                 --
                                    ---------          ---------          ---------
 Total liabilities                         --                498                476
                                    ---------          ---------          ---------
NET ASSETS:
 For contract liabilities             $31,574          $1,848,208         $2,730,248
                                    =========          =========          =========
DEFERRED CONTRACTS IN THE
 ACCUMULATION PERIOD:
 Units owned by participants #          1,142            161,872            248,593
 Minimum unit fair value #*         $27.658089         $11.417730         $10.803724
 Maximum unit fair value #*         $27.658089         $11.417730         $17.040299
 Contract liability                   $31,574          $1,848,208         $2,730,248


                                 MORGAN STANLEY --    MORGAN STANLEY --
                                   FOCUS GROWTH        FLEXIBLE INCOME
                                     PORTFOLIO            PORTFOLIO
                                    SUB-ACCOUNT          SUB-ACCOUNT
------------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of shares                         940                2,975
                                     =========            =========
  Cost                                 $13,312              $21,337
                                     =========            =========
  Market value                         $19,540              $17,940
 Due from Sponsor Company                   --                   --
 Receivable from fund shares                --                   --
  sold
 Other assets                               --                   --
                                     ---------            ---------
 Total assets                           19,540               17,940
                                     ---------            ---------
LIABILITIES:
 Due to Sponsor Company                     --                   --
 Payable for fund shares                    --                   --
  purchased
 Other liabilities                          --                   --
                                     ---------            ---------
 Total liabilities                          --                   --
                                     ---------            ---------
NET ASSETS:
 For contract liabilities              $19,540              $17,940
                                     =========            =========
DEFERRED CONTRACTS IN THE
 ACCUMULATION PERIOD:
 Units owned by participants #           1,390                1,142
 Minimum unit fair value #*          $14.055446           $15.713452
 Maximum unit fair value #*          $14.055446           $15.713452
 Contract liability                    $19,540              $17,940

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                INVESCO V.I. SELECT       OPPENHEIMER
                                          MORGAN STANLEY --          DIMENSIONS             CAPITAL
                                             MONEY MARKET         EQUALLY-WEIGHTED        APPRECIATION
                                              PORTFOLIO             S&P 500 FUND            FUND/VA
                                             SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                               145,501                  1,611                70,799
                                              ==========             ==========            ==========
  Cost                                          $145,501                $30,825            $2,725,676
                                              ==========             ==========            ==========
  Market value                                  $145,501                $29,136            $2,789,491
 Due from Sponsor Company                             --                     --                    --
 Receivable from fund shares sold                     --                     --                    --
 Other assets                                         --                     --                    --
                                              ----------             ----------            ----------
 Total assets                                    145,501                 29,136             2,789,491
                                              ----------             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                               --                     --                    --
 Payable for fund shares purchased                    --                     --                    --
 Other liabilities                                    --                     --                    --
                                              ----------             ----------            ----------
 Total liabilities                                    --                     --                    --
                                              ----------             ----------            ----------
NET ASSETS:
 For contract liabilities                       $145,501                $29,136            $2,789,491
                                              ==========             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    12,501                  1,749               259,104
 Minimum unit fair value #*                   $11.638859             $16.656599            $10.765893
 Maximum unit fair value #*                   $11.638859             $16.656599            $10.765893
 Contract liability                             $145,501                $29,136            $2,789,491


                                            OPPENHEIMER           OPPENHEIMER
                                         GLOBAL SECURITIES        MAIN STREET
                                              FUND/VA               FUND/VA
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               71,681                40,004
                                             ==========            ==========
  Cost                                       $2,248,689              $788,247
                                             ==========            ==========
  Market value                               $1,950,430              $821,280
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 1,950,430               821,280
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                    1                    --
                                             ----------            ----------
 Total liabilities                                    1                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $1,950,429              $821,280
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  166,200                73,095
 Minimum unit fair value #*                  $11.735440            $11.235715
 Maximum unit fair value #*                  $11.735440            $11.235715
 Contract liability                          $1,950,429              $821,280

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            OPPENHEIMER
                                            MAIN STREET           OPPENHEIMER           PUTNAM VT
                                          SMALL- & MID-CAP           VALUE             DIVERSIFIED
                                              FUND/VA               FUND/VA            INCOME FUND
                                          SUB-ACCOUNT (F)         SUB-ACCOUNT          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              116,164                4,164             1,050,351
                                             ==========            =========            ==========
  Cost                                       $1,240,268              $31,589            $7,722,571
                                             ==========            =========            ==========
  Market value                               $1,977,104              $40,348            $7,230,043
 Due from Sponsor Company                           311                   --                   962
 Receivable from fund shares sold                    --                   --                    --
 Other assets                                         1                   --                     1
                                             ----------            ---------            ----------
 Total assets                                 1,977,416               40,348             7,231,006
                                             ----------            ---------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                   --                    --
 Payable for fund shares purchased                  311                   --                   962
 Other liabilities                                   --                   --                    --
                                             ----------            ---------            ----------
 Total liabilities                                  311                   --                   962
                                             ----------            ---------            ----------
NET ASSETS:
 For contract liabilities                    $1,977,105              $40,348            $7,230,044
                                             ==========            =========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  175,873                4,284               486,545
 Minimum unit fair value #*                  $11.241671            $9.417715            $12.188642
 Maximum unit fair value #*                  $11.241671            $9.417715            $25.400730
 Contract liability                          $1,977,105              $40,348            $7,230,044


                                             PUTNAM VT             PUTNAM VT
                                            GLOBAL ASSET             GLOBAL
                                          ALLOCATION FUND         EQUITY FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                               32,529               288,922
                                             ==========            ==========
  Cost                                         $570,576            $6,074,622
                                             ==========            ==========
  Market value                                 $459,554            $2,941,019
 Due from Sponsor Company                            --                   697
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                   459,554             2,941,716
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                   697
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                   697
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                      $459,554            $2,941,019
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                   17,575               121,369
 Minimum unit fair value #*                  $10.813222            $14.276598
 Maximum unit fair value #*                  $30.751053            $24.381165
 Contract liability                            $459,554            $2,941,019

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

(f) Formerly Oppenheimer Main Street Small Cap Fund/VA. Change effective April 29, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT            PUTNAM VT            PUTNAM VT
                                            GROWTH AND          GLOBAL HEALTH            HIGH
                                            INCOME FUND           CARE FUND           YIELD FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              674,040               48,880            1,466,170
                                            ===========          ===========          ===========
  Cost                                      $17,584,937             $490,484          $12,098,499
                                            ===========          ===========          ===========
  Market value                              $10,359,036             $579,233           $9,679,190
 Due from Sponsor Company                         7,424                   --                  748
 Receivable from fund shares sold                    --                   --                   --
 Other assets                                        --                   --                   --
                                            -----------          -----------          -----------
 Total assets                                10,366,460              579,233            9,679,938
                                            -----------          -----------          -----------
LIABILITIES:
 Due to Sponsor Company                              --                   --                   --
 Payable for fund shares purchased                7,424                   --                  748
 Other liabilities                                    1                   --                   --
                                            -----------          -----------          -----------
 Total liabilities                                7,425                   --                  748
                                            -----------          -----------          -----------
NET ASSETS:
 For contract liabilities                   $10,359,035             $579,233           $9,679,190
                                            ===========          ===========          ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  346,846               37,782              327,433
 Minimum unit fair value #*                  $12.559145           $15.330913           $18.244699
 Maximum unit fair value #*                  $30.742591           $15.330913           $33.700697
 Contract liability                         $10,359,035             $579,233           $9,679,190

                                                                   PUTNAM VT
                                             PUTNAM VT           INTERNATIONAL
                                            INCOME FUND            VALUE FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
ASSETS:
 Investments:
  Number of shares                              629,950               218,955
                                             ==========            ==========
  Cost                                       $7,863,379            $2,858,800
                                             ==========            ==========
  Market value                               $7,320,019            $1,742,436
 Due from Sponsor Company                            --                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                             ----------            ----------
 Total assets                                 7,320,019             1,742,436
                                             ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                   --                    --
 Other liabilities                                   --                    --
                                             ----------            ----------
 Total liabilities                                   --                    --
                                             ----------            ----------
NET ASSETS:
 For contract liabilities                    $7,320,019            $1,742,436
                                             ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  297,160               126,318
 Minimum unit fair value #*                  $15.060896             $6.935285
 Maximum unit fair value #*                  $29.236133            $14.115362
 Contract liability                          $7,320,019            $1,742,436

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT            PUTNAM VT
                                           INTERNATIONAL        INTERNATIONAL           PUTNAM VT
                                            EQUITY FUND          GROWTH FUND          INVESTORS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              811,067               18,918                31,466
                                            ===========           ==========            ==========
  Cost                                      $13,011,549             $269,880              $367,293
                                            ===========           ==========            ==========
  Market value                               $7,778,363             $262,773              $316,195
 Due from Sponsor Company                         4,761                   --                    --
 Receivable from fund shares sold                    --                   --                    65
 Other assets                                        --                   --                    --
                                            -----------           ----------            ----------
 Total assets                                 7,783,124              262,773               316,260
                                            -----------           ----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                   --                    65
 Payable for fund shares purchased                4,761                   --                    --
 Other liabilities                                    1                   --                    --
                                            -----------           ----------            ----------
 Total liabilities                                4,762                   --                    65
                                            -----------           ----------            ----------
NET ASSETS:
 For contract liabilities                    $7,778,362             $262,773              $316,195
                                            ===========           ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  553,196               18,241                29,692
 Minimum unit fair value #*                  $13.643423           $14.405383            $10.590309
 Maximum unit fair value #*                  $14.102062           $14.405383            $13.137712
 Contract liability                          $7,778,362             $262,773              $316,195

                                             PUTNAM VT            PUTNAM VT
                                               MONEY              MULTI-CAP
                                            MARKET FUND          GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of shares                              53,052               340,279
                                             =========           ===========
  Cost                                         $53,052           $11,397,485
                                             =========           ===========
  Market value                                 $53,052            $6,661,946
 Due from Sponsor Company                           --                13,545
 Receivable from fund shares sold                   --                    --
 Other assets                                       --                    --
                                             ---------           -----------
 Total assets                                   53,052             6,675,491
                                             ---------           -----------
LIABILITIES:
 Due to Sponsor Company                             --                    --
 Payable for fund shares purchased                  --                13,545
 Other liabilities                                   1                    --
                                             ---------           -----------
 Total liabilities                                   1                13,545
                                             ---------           -----------
NET ASSETS:
 For contract liabilities                      $53,051            $6,661,946
                                             =========           ===========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  29,423               283,444
 Minimum unit fair value #*                  $1.803089            $14.738812
 Maximum unit fair value #*                  $1.803089            $24.058223
 Contract liability                            $53,051            $6,661,946

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            PUTNAM VT            PUTNAM VT             PUTNAM VT
                                            SMALL CAP          GEORGE PUTNAM             GLOBAL
                                            VALUE FUND         BALANCED FUND         UTILITIES FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                              90,016               28,634                29,329
                                            ==========           ==========            ==========
  Cost                                      $1,707,003             $292,731              $495,660
                                            ==========           ==========            ==========
  Market value                              $1,176,504             $207,596              $351,942
 Due from Sponsor Company                           --                   --                    --
 Receivable from fund shares sold                   --                   --                    --
 Other assets                                       --                   --                    --
                                            ----------           ----------            ----------
 Total assets                                1,176,504              207,596               351,942
                                            ----------           ----------            ----------
LIABILITIES:
 Due to Sponsor Company                             --                   --                    --
 Payable for fund shares purchased                  --                   --                    --
 Other liabilities                                   1                   --                    --
                                            ----------           ----------            ----------
 Total liabilities                                   1                   --                    --
                                            ----------           ----------            ----------
NET ASSETS:
 For contract liabilities                   $1,176,503             $207,596              $351,942
                                            ==========           ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                 119,304               15,049                12,720
 Minimum unit fair value #*                  $9.861349           $13.795090            $27.667582
 Maximum unit fair value #*                  $9.861349           $13.795090            $27.667582
 Contract liability                         $1,176,503             $207,596              $351,942

                                                                   PUTNAM VT
                                             PUTNAM VT              CAPITAL
                                           VOYAGER FUND        OPPORTUNITIES FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -------------------------------------------
ASSETS:
 Investments:
  Number of shares                              350,609                77,717
                                            ===========            ==========
  Cost                                      $17,634,631            $1,138,760
                                            ===========            ==========
  Market value                              $11,206,664            $1,196,057
 Due from Sponsor Company                         9,521                    --
 Receivable from fund shares sold                    --                    --
 Other assets                                        --                    --
                                            -----------            ----------
 Total assets                                11,216,185             1,196,057
                                            -----------            ----------
LIABILITIES:
 Due to Sponsor Company                              --                    --
 Payable for fund shares purchased                9,521                    --
 Other liabilities                                   --                    --
                                            -----------            ----------
 Total liabilities                                9,521                    --
                                            -----------            ----------
NET ASSETS:
 For contract liabilities                   $11,206,664            $1,196,057
                                            ===========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                  352,912                63,876
 Minimum unit fair value #*                  $14.184465            $18.724634
 Maximum unit fair value #*                  $35.287020            $18.724634
 Contract liability                         $11,206,664            $1,196,057

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                      INVESCO
                                               PUTNAM VT          VAN KAMPEN V.I.           INVESCO
                                                 EQUITY              GROWTH AND         VAN KAMPEN V.I.
                                              INCOME FUND           INCOME FUND          COMSTOCK FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of shares                                199,805                76,007               496,479
                                               ==========            ==========            ==========
  Cost                                         $2,404,840            $1,160,987            $6,514,140
                                               ==========            ==========            ==========
  Market value                                 $2,694,953            $1,348,358            $5,600,282
 Due from Sponsor Company                           1,330                 1,441                   189
 Receivable from fund shares sold                      --                    --                    --
 Other assets                                           1                    --                    --
                                               ----------            ----------            ----------
 Total assets                                   2,696,284             1,349,799             5,600,471
                                               ----------            ----------            ----------
LIABILITIES:
 Due to Sponsor Company                                --                    --                    --
 Payable for fund shares purchased                  1,330                 1,441                   189
 Other liabilities                                     --                    --                     1
                                               ----------            ----------            ----------
 Total liabilities                                  1,330                 1,441                   190
                                               ----------            ----------            ----------
NET ASSETS:
 For contract liabilities                      $2,694,954            $1,348,358            $5,600,281
                                               ==========            ==========            ==========
DEFERRED CONTRACTS IN THE ACCUMULATION
 PERIOD:
 Units owned by participants #                    163,937               127,703               509,827
 Minimum unit fair value #*                    $15.963640            $10.035800            $10.984671
 Maximum unit fair value #*                    $16.562094            $14.314318            $10.984671
 Contract liability                            $2,694,954            $1,348,358            $5,600,281

#  Rounded unit values

* For Sub-Accounts with only one unit fair value, the unit fair value is illustrated in the minimum and maximum unit fair value row.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS      ALLIANCEBERNSTEIN VPS
                                            BALANCED WEALTH            INTERNATIONAL              SMALL/MID CAP
                                           STRATEGY PORTFOLIO         VALUE PORTFOLIO            VALUE PORTFOLIO
                                              SUB-ACCOUNT               SUB-ACCOUNT                SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $12,481                    $262,316                  $12,332
                                                --------                ------------                ---------
 Net investment income (loss)                     12,481                     262,316                   12,332
                                                --------                ------------                ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (317)                      2,086                  162,992
 Net realized gain on distributions                   --                          --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (27,013)                 (1,601,473)                (550,926)
                                                --------                ------------                ---------
  Net gain (loss) on investments                 (27,330)                 (1,599,387)                (387,934)
                                                --------                ------------                ---------
  Net increase (decrease) in net
   assets resulting from operations             $(14,849)                $(1,337,071)               $(375,602)
                                                ========                ============                =========

                                                                     ALLIANCEBERNSTEIN VPS
                                          ALLIANCEBERNSTEIN VPS          INTERNATIONAL
                                             VALUE PORTFOLIO           GROWTH PORTFOLIO
                                               SUB-ACCOUNT                SUB-ACCOUNT
--------------------------------------  ----------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $144                      $46,566
                                                  -----                    ---------
 Net investment income (loss)                       144                       46,566
                                                  -----                    ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (47)                     (34,772)
 Net realized gain on distributions                  --                           --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (612)                    (296,542)
                                                  -----                    ---------
  Net gain (loss) on investments                   (659)                    (331,314)
                                                  -----                    ---------
  Net increase (decrease) in net
   assets resulting from operations               $(515)                   $(284,748)
                                                  =====                    =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            INVESCO V.I.          INVESCO V.I.          INVESCO V.I.
                                               CAPITAL                CORE                  HIGH
                                          APPRECIATION FUND       EQUITY FUND            YIELD FUND
                                             SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (A)(B)
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $3,772               $8,245                $1,431
                                              ---------             --------               -------
 Net investment income (loss)                     3,772                8,245                 1,431
                                              ---------             --------               -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (3,647)             133,063                (1,381)
 Net realized gain on distributions                  --                   --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (197,284)             (93,093)                  129
                                              ---------             --------               -------
  Net gain (loss) on investments               (200,931)              39,970                (1,252)
                                              ---------             --------               -------
  Net increase (decrease) in net
   assets resulting from operations           $(197,159)             $48,215                  $179
                                              =========             ========               =======

                                           INVESCO V.I.         INVESCO V.I.
                                           INTERNATIONAL        MID CAP CORE
                                            GROWTH FUND          EQUITY FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $113,509              $18,085
                                             ---------            ---------
 Net investment income (loss)                  113,509               18,085
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (1,124)              (7,000)
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (684,930)            (451,853)
                                             ---------            ---------
  Net gain (loss) on investments              (686,054)            (458,853)
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations          $(572,545)           $(440,768)
                                             =========            =========

(a)  Funded as of April 29, 2011.

(b) Effective April 29, 2011 Invesco Van Kampen V.I. High Yield Fund merged with Invesco V.I. High Yield Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                  INVESCO V.I.      INVESCO V.I.       INVESCO V.I.
                                   SMALL CAP           CAPITAL            GLOBAL
                                  EQUITY FUND     DEVELOPMENT FUND   REAL ESTATE FUND
                                  SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                              $ --               $ --           $12,093
                                    --------          ---------          --------
 Net investment income (loss)             --                 --            12,093
                                    --------          ---------          --------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions               (1,331)            55,472               (79)
 Net realized gain on
  distributions                           --                 --                --
 Net unrealized appreciation
  (depreciation) of
  investments during the year        (85,670)          (167,597)          (32,365)
                                    --------          ---------          --------
  Net gain (loss) on
   investments                       (87,001)          (112,125)          (32,444)
                                    --------          ---------          --------
  Net increase (decrease) in
   net assets resulting from
   operations                       $(87,001)         $(112,125)         $(20,351)
                                    ========          =========          ========

                                    INVESCO V.I.
                                   BALANCED RISK          INVESCO V.I.
                                     ALLOCATION             DIVIDEND
                                        FUND              GROWTH FUND
                                 SUB-ACCOUNT (A)(C)    SUB-ACCOUNT (A)(D)
------------------------------  ------------------------------------------
INVESTMENT INCOME:
 Dividends                             $33,081                 $664
                                     ---------               ------
 Net investment income (loss)           33,081                  664
                                     ---------               ------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                (24,260)               3,210
 Net realized gain on
  distributions                        110,879                   --
 Net unrealized appreciation
  (depreciation) of
  investments during the year          (20,436)              (3,801)
                                     ---------               ------
  Net gain (loss) on
   investments                          66,183                 (591)
                                     ---------               ------
  Net increase (decrease) in
   net assets resulting from
   operations                          $99,264                  $73
                                     =========               ======

(a)  Funded as of April 29, 2011.

(c) Effective April 29, 2011 Invesco V.I. Global Multi-Asset Fund merged with Invesco V.I. Balanced Risk Allocation Fund.

(d) Effective April 29, 2011 Invesco V.I. Select Dimensions Dividend Growth Fund merged with Invesco V.I. Dividend Growth Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         AMERICAN FUNDS
                                         ALLIANCEBERNSTEIN VPS      AMERICAN FUNDS        CAPITAL WORLD
                                              REAL ESTATE               GLOBAL              GROWTH &
                                          INVESTMENT PORTFOLIO         BOND FUND           INCOME FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $3,995                $50,569               $90,307
                                                --------                -------             ---------
 Net investment income (loss)                      3,995                 50,569                90,307
                                                --------                -------             ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (461)                   544                  (823)
 Net realized gain on distributions               36,006                  9,352                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (18,288)                13,167              (252,824)
                                                --------                -------             ---------
  Net gain (loss) on investments                  17,257                 23,063              (253,647)
                                                --------                -------             ---------
  Net increase (decrease) in net
   assets resulting from operations              $21,252                $73,632             $(163,340)
                                                ========                =======             =========

                                                               AMERICAN FUNDS
                                          AMERICAN FUNDS          BLUE CHIP
                                               ASSET             INCOME AND
                                          ALLOCATION FUND        GROWTH FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $567,888             $306,597
                                             ---------            ---------
 Net investment income (loss)                  567,888              306,597
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (25,036)              22,263
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (159,912)            (462,102)
                                             ---------            ---------
  Net gain (loss) on investments              (184,948)            (439,839)
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $382,940            $(133,242)
                                             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                              AMERICAN FUNDS
                                          AMERICAN FUNDS          GLOBAL            AMERICAN FUNDS
                                            BOND FUND           GROWTH FUND          GROWTH FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                  $1,042,426             $268,179              $502,497
                                            ----------          -----------          ------------
 Net investment income (loss)                1,042,426              268,179               502,497
                                            ----------          -----------          ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   7,196               51,711               611,528
 Net realized gain on distributions                 --                   --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     929,431           (2,109,599)           (4,529,284)
                                            ----------          -----------          ------------
  Net gain (loss) on investments               936,627           (2,057,888)           (3,917,756)
                                            ----------          -----------          ------------
  Net increase (decrease) in net
   assets resulting from operations         $1,979,053          $(1,789,709)          $(3,415,259)
                                            ==========          ===========          ============


                                             AMERICAN FUNDS          AMERICAN FUNDS
                                           GROWTH-INCOME FUND      INTERNATIONAL FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $1,000,401                $696,804
                                              ------------             -----------
 Net investment income (loss)                    1,000,401                 696,804
                                              ------------             -----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (9,705)                 (3,222)
 Net realized gain on distributions                     --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (2,106,901)             (6,215,655)
                                              ------------             -----------
  Net gain (loss) on investments                (2,116,606)             (6,218,877)
                                              ------------             -----------
  Net increase (decrease) in net
   assets resulting from operations            $(1,116,205)            $(5,522,073)
                                              ============             ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                   AMERICAN FUNDS          FIDELITY VIP
                                           AMERICAN FUNDS           GLOBAL SMALL          ASSET MANAGER
                                           NEW WORLD FUND        CAPITALIZATION FUND        PORTFOLIO
                                             SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $280,164                $203,048              $15,007
                                             -----------             -----------             --------
 Net investment income (loss)                    280,164                 203,048               15,007
                                             -----------             -----------             --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     2,759                  84,537              (83,883)
 Net realized gain on distributions                   --                      --                3,767
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (2,689,564)             (3,406,010)              45,015
                                             -----------             -----------             --------
  Net gain (loss) on investments              (2,686,805)             (3,321,473)             (35,101)
                                             -----------             -----------             --------
  Net increase (decrease) in net
   assets resulting from operations          $(2,406,641)            $(3,118,425)            $(20,094)
                                             ===========             ===========             ========

                                           FIDELITY VIP         FIDELITY VIP
                                           EQUITY-INCOME           GROWTH
                                             PORTFOLIO           PORTFOLIO
                                            SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                                    $365,776                $300
                                             ---------            --------
 Net investment income (loss)                  365,776                 300
                                             ---------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (33,599)               (452)
 Net realized gain on distributions                 --                 476
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (167,271)            (12,029)
                                             ---------            --------
  Net gain (loss) on investments              (200,870)            (12,005)
                                             ---------            --------
  Net increase (decrease) in net
   assets resulting from operations           $164,906            $(11,705)
                                             =========            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                            CONTRAFUND            OVERSEAS             MID CAP
                                             PORTFOLIO           PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                    $127,058              $6,095                $3,254
                                             ---------            --------            ----------
 Net investment income (loss)                  127,058               6,095                 3,254
                                             ---------            --------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 170,676              (4,197)                  995
 Net realized gain on distributions                 --                 880                25,565
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (674,494)            (80,226)           (1,631,723)
                                             ---------            --------            ----------
  Net gain (loss) on investments              (503,818)            (83,543)           (1,605,163)
                                             ---------            --------            ----------
  Net increase (decrease) in net
   assets resulting from operations          $(376,760)           $(77,448)           $(1,601,909)
                                             =========            ========            ==========

                                                                FIDELITY VIP
                                           FIDELITY VIP        DYNAMIC CAPITAL
                                         VALUE STRATEGIES       APPRECIATION
                                             PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                       $455                 $ --
                                              -------              -------
 Net investment income (loss)                     455                   --
                                              -------              -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  2,973                  (75)
 Net realized gain on distributions                --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (8,373)              (3,018)
                                              -------              -------
  Net gain (loss) on investments               (5,400)              (3,093)
                                              -------              -------
  Net increase (decrease) in net
   assets resulting from operations           $(4,945)             $(3,093)
                                              =======              =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            FIDELITY VIP      FIDELITY VIP      FIDELITY VIP
                                            FREEDOM 2010      FREEDOM 2020      FREEDOM 2030
                                             PORTFOLIO         PORTFOLIO         PORTFOLIO
                                            SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
----------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $9,484           $12,075           $13,747
                                              --------          --------          --------
 Net investment income (loss)                    9,484            12,075            13,747
                                              --------          --------          --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (4,706)            1,692               898
 Net realized gain on distributions              2,559             2,311             2,148
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (18,266)          (22,239)          (39,664)
                                              --------          --------          --------
  Net gain (loss) on investments               (20,413)          (18,236)          (36,618)
                                              --------          --------          --------
  Net increase (decrease) in net assets
   resulting from operations                  $(10,929)          $(6,161)         $(22,871)
                                              ========          ========          ========

                                                               FRANKLIN
                                            FIDELITY VIP        RISING
                                          STRATEGIC INCOME     DIVIDENDS
                                             PORTFOLIO      SECURITIES FUND
                                            SUB-ACCOUNT       SUB-ACCOUNT
----------------------------------------  ---------------------------------
INVESTMENT INCOME:
 Dividends                                     $14,172           $7,144
                                              --------          -------
 Net investment income (loss)                   14,172            7,144
                                              --------          -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (4)             (83)
 Net realized gain on distributions              6,372               --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (10,882)          26,126
                                              --------          -------
  Net gain (loss) on investments                (4,514)          26,043
                                              --------          -------
  Net increase (decrease) in net assets
   resulting from operations                    $9,658          $33,187
                                              ========          =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                  FRANKLIN            FRANKLIN
                                             FRANKLIN          SMALL-MID CAP          SMALL CAP
                                              INCOME               GROWTH               VALUE
                                          SECURITIES FUND     SECURITIES FUND      SECURITIES FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                    $910,698                $ --              $67,512
                                             ---------            --------            ---------
 Net investment income (loss)                  910,698                  --               67,512
                                             ---------            --------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (7,408)              2,699               10,676
 Net realized gain on distributions                 --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (567,680)            (28,539)            (432,670)
                                             ---------            --------            ---------
  Net gain (loss) on investments              (575,088)            (25,840)            (421,994)
                                             ---------            --------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $335,610            $(25,840)           $(354,482)
                                             =========            ========            =========

                                             FRANKLIN
                                             STRATEGIC
                                              INCOME            MUTUAL SHARES
                                          SECURITIES FUND      SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $844,866             $487,055
                                             ---------            ---------
 Net investment income (loss)                  844,866              487,055
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (5,188)              (9,288)
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (485,710)            (724,532)
                                             ---------            ---------
  Net gain (loss) on investments              (490,898)            (733,820)
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $353,968            $(246,765)
                                             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             TEMPLETON
                                            DEVELOPING            TEMPLETON            TEMPLETON
                                              MARKETS              FOREIGN              GROWTH
                                          SECURITIES FUND      SECURITIES FUND      SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $18,772              $49,393              $54,320
                                             ---------            ---------            ---------
 Net investment income (loss)                   18,772               49,393               54,320
                                             ---------            ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     459               (6,781)                 837
 Net realized gain on distributions                 --                   --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (283,751)            (423,291)            (358,982)
                                             ---------            ---------            ---------
  Net gain (loss) on investments              (283,292)            (430,072)            (358,145)
                                             ---------            ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations          $(264,520)           $(380,679)           $(303,825)
                                             =========            =========            =========

                                                                  FRANKLIN
                                              MUTUAL              FLEX CAP
                                         GLOBAL DISCOVERY          GROWTH
                                          SECURITIES FUND     SECURITIES FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                                    $270,795                $ --
                                             ---------            --------
 Net investment income (loss)                  270,795                  --
                                             ---------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     362              (2,260)
 Net realized gain on distributions            266,397                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (913,453)            (19,164)
                                             ---------            --------
  Net gain (loss) on investments              (646,694)            (21,424)
                                             ---------            --------
  Net increase (decrease) in net
   assets resulting from operations          $(375,899)           $(21,424)
                                             =========            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        HARTFORD
                                             TEMPLETON             HARTFORD              TOTAL
                                            GLOBAL BOND            ADVISERS           RETURN BOND
                                          SECURITIES FUND          HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                   $1,013,111            $615,858              $150,989
                                             ----------            --------            ----------
 Net investment income (loss)                 1,013,111             615,858               150,989
                                             ----------            --------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (1,203)           (223,427)               73,583
 Net realized gain on distributions             117,816                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (1,353,591)            341,570             4,531,543
                                             ----------            --------            ----------
  Net gain (loss) on investments             (1,236,978)            118,143             4,605,126
                                             ----------            --------            ----------
  Net increase (decrease) in net
   assets resulting from operations           $(223,867)           $734,001            $4,756,115
                                             ==========            ========            ==========

                                               HARTFORD              HARTFORD
                                               CAPITAL               DIVIDEND
                                             APPRECIATION           AND GROWTH
                                               HLS FUND              HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $798,725            $1,141,466
                                             ------------            ---------
 Net investment income (loss)                     798,725            1,141,466
                                             ------------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  1,188,080               36,563
 Net realized gain on distributions                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (13,739,397)            (418,518)
                                             ------------            ---------
  Net gain (loss) on investments              (12,551,317)            (381,955)
                                             ------------            ---------
  Net increase (decrease) in net
   assets resulting from operations          $(11,752,592)            $759,511
                                             ============            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                       HARTFORD
                                              HARTFORD             HARTFORD          DISCIPLINED
                                          GLOBAL RESEARCH       GLOBAL GROWTH           EQUITY
                                              HLS FUND             HLS FUND            HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $17                 $293            $181,816
                                              --------             --------            --------
 Net investment income (loss)                       17                  293             181,816
                                              --------             --------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   4,317               (1,445)              2,423
 Net realized gain on distributions                 --                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (14,316)             (94,608)            (19,294)
                                              --------             --------            --------
  Net gain (loss) on investments                (9,999)             (96,053)            (16,871)
                                              --------             --------            --------
  Net increase (decrease) in net
   assets resulting from operations            $(9,982)            $(95,760)           $164,945
                                              ========             ========            ========

                                                                   HARTFORD
                                             HARTFORD               GROWTH
                                              GROWTH            OPPORTUNITIES
                                             HLS FUND              HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  -----------------------------------------
INVESTMENT INCOME:
 Dividends                                      $1,834                  $ --
                                             ---------            ----------
 Net investment income (loss)                    1,834                    --
                                             ---------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (687)               76,025
 Net realized gain on distributions                 --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (123,166)           (1,311,688)
                                             ---------            ----------
  Net gain (loss) on investments              (123,853)           (1,235,663)
                                             ---------            ----------
  Net increase (decrease) in net
   assets resulting from operations          $(122,019)           $(1,235,663)
                                             =========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        HARTFORD
                                             HARTFORD             HARTFORD            INTERNATIONAL
                                            HIGH YIELD              INDEX             OPPORTUNITIES
                                             HLS FUND             HLS FUND              HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                    $372,972             $700,408                 $9,691
                                             ---------            ---------            -----------
 Net investment income (loss)                  372,972              700,408                  9,691
                                             ---------            ---------            -----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (2,079)             265,885                 36,844
 Net realized gain on distributions                 --                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (188,727)            (149,366)            (3,094,638)
                                             ---------            ---------            -----------
  Net gain (loss) on investments              (190,806)             116,519             (3,057,794)
                                             ---------            ---------            -----------
  Net increase (decrease) in net
   assets resulting from operations           $182,166             $816,927            $(3,048,103)
                                             =========            =========            ===========

                                             HARTFORD
                                          SMALL/MID CAP           HARTFORD
                                              EQUITY               MIDCAP
                                             HLS FUND             HLS FUND
                                           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
INVESTMENT INCOME:
 Dividends                                       $ --               $216,505
                                             --------            -----------
 Net investment income (loss)                      --                216,505
                                             --------            -----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  2,122                167,192
 Net realized gain on distributions            28,888                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (40,076)            (2,837,471)
                                             --------            -----------
  Net gain (loss) on investments               (9,066)            (2,670,279)
                                             --------            -----------
  Net increase (decrease) in net
   assets resulting from operations           $(9,066)           $(2,453,774)
                                             ========            ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             HARTFORD             HARTFORD             HARTFORD
                                           MIDCAP VALUE         MONEY MARKET         SMALL COMPANY
                                             HLS FUND             HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $620               $ --                   $ --
                                             ---------              -----              ---------
 Net investment income (loss)                      620                 --                     --
                                             ---------              -----              ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (80,162)                --                237,153
 Net realized gain on distributions                 --                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (435,351)                --               (749,082)
                                             ---------              -----              ---------
  Net gain (loss) on investments              (515,513)                --               (511,929)
                                             ---------              -----              ---------
  Net increase (decrease) in net
   assets resulting from operations          $(514,893)              $ --              $(511,929)
                                             =========              =====              =========

                                              HARTFORD              HARTFORD
                                           SMALLCAP GROWTH            STOCK
                                              HLS FUND              HLS FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $ --               $525,187
                                               -------              ---------
 Net investment income (loss)                       --                525,187
                                               -------              ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     600                (74,277)
 Net realized gain on distributions                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (3,883)              (826,770)
                                               -------              ---------
  Net gain (loss) on investments                (3,283)              (901,047)
                                               -------              ---------
  Net increase (decrease) in net
   assets resulting from operations            $(3,283)             $(375,860)
                                               =======              =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD
                                          U.S. GOVERNMENT          HARTFORD           LORD ABBETT
                                             SECURITIES              VALUE            FUNDAMENTAL
                                              HLS FUND             HLS FUND           EQUITY FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                    $197,138              $280,658                $481
                                              --------             ---------            --------
 Net investment income (loss)                  197,138               280,658                 481
                                              --------             ---------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (17,120)               37,513                (164)
 Net realized gain on distributions                 --                    --               7,821
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     158,304              (680,390)            (14,631)
                                              --------             ---------            --------
  Net gain (loss) on investments               141,184              (642,877)             (6,974)
                                              --------             ---------            --------
  Net increase (decrease) in net
   assets resulting from operations           $338,322             $(362,219)            $(6,493)
                                              ========             =========            ========


                                           LORD ABBETT           LORD ABBETT
                                             CAPITAL           BOND-DEBENTURE
                                          STRUCTURE FUND            FUND
                                           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $56,303              $372,355
                                             --------             ---------
 Net investment income (loss)                  56,303               372,355
                                             --------             ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (2,644)                8,069
 Net realized gain on distributions                --                46,494
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (51,748)             (148,042)
                                             --------             ---------
  Net gain (loss) on investments              (54,392)              (93,479)
                                             --------             ---------
  Net increase (decrease) in net
   assets resulting from operations            $1,911              $278,876
                                             ========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                           LORD ABBETT
                                           GROWTH AND        MFS GROWTH     MFS INVESTORS
                                           INCOME FUND         SERIES        TRUST SERIES
                                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
-------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                    $16,371            $130            $4,572
                                            ---------          ------          --------
 Net investment income (loss)                  16,371             130             4,572
                                            ---------          ------          --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (1,000)            607             4,692
 Net realized gain on distributions                --              --                --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (143,670)          2,104           (20,064)
                                            ---------          ------          --------
  Net gain (loss) on investments             (144,670)          2,711           (15,372)
                                            ---------          ------          --------
  Net increase (decrease) in net
   assets resulting from operations         $(128,299)         $2,841          $(10,800)
                                            =========          ======          ========


                                             MFS NEW           MFS TOTAL
                                        DISCOVERY SERIES     RETURN SERIES
                                           SUB-ACCOUNT        SUB-ACCOUNT
--------------------------------------  ------------------------------------
INVESTMENT INCOME:
 Dividends                                       $ --           $227,260
                                            ---------          ---------
 Net investment income (loss)                      --            227,260
                                            ---------          ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (1,076)            38,961
 Net realized gain on distributions           240,500                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (449,952)          (101,603)
                                            ---------          ---------
  Net gain (loss) on investments             (210,528)           (62,642)
                                            ---------          ---------
  Net increase (decrease) in net
   assets resulting from operations         $(210,528)          $164,618
                                            =========          =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                  INVESCO
                                                                              VAN KAMPEN V.I.
                                          MFS VALUE        MFS RESEARCH         EQUITY AND
                                           SERIES          BOND SERIES          INCOME FUND
                                         SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT (A)(E)
------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                 $185,495          $347,948               $414
                                          ---------          --------              -----
 Net investment income (loss)               185,495           347,948                414
                                          ---------          --------              -----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                         496               469                 51
 Net realized gain on distributions          50,172           149,780                 13
 Net unrealized appreciation
  (depreciation) of investments
  during the year                          (258,315)          324,766               (883)
                                          ---------          --------              -----
  Net gain (loss) on investments           (207,647)          475,015               (819)
                                          ---------          --------              -----
  Net increase (decrease) in net
   assets resulting from operations        $(22,152)         $822,963              $(405)
                                          =========          ========              =====


                                       UIF CORE PLUS    UIF EMERGING
                                       FIXED INCOME     MARKETS DEBT
                                         PORTFOLIO       PORTFOLIO
                                        SUB-ACCOUNT     SUB-ACCOUNT
------------------------------------  -------------------------------
INVESTMENT INCOME:
 Dividends                                 $9,622            $964
                                          -------          ------
 Net investment income (loss)               9,622             964
                                          -------          ------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                       103             (13)
 Net realized gain on distributions            --             300
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           4,775             578
                                          -------          ------
  Net gain (loss) on investments            4,878             865
                                          -------          ------
  Net increase (decrease) in net
   assets resulting from operations       $14,500          $1,829
                                          =======          ======

(a)  Funded as of April 29, 2011.

(e) Effective April 29, 2011 Invesco V.I. Select Dimensions Balanced Fund merged with Invesco Van Kampen V.I. Equity and Income Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                             INVESCO
                                      UIF EMERGING       UIF MID CAP     VAN KAMPEN V.I.
                                     MARKETS EQUITY        GROWTH            MID CAP
                                        PORTFOLIO         PORTFOLIO         VALUE FUND
                                       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
-----------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                  $150             $4,921           $18,526
                                         -------          ---------          --------
 Net investment income (loss)                150              4,921            18,526
                                         -------          ---------          --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                      (38)           (20,400)           46,657
 Net realized gain on distributions           --                829                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                         (7,190)          (152,441)          (65,786)
                                         -------          ---------          --------
  Net gain (loss) on investments          (7,228)          (172,012)          (19,129)
                                         -------          ---------          --------
  Net increase (decrease) in net
   assets resulting from operations      $(7,078)         $(167,091)            $(603)
                                         =======          =========          ========

                                                         MORGAN STANLEY --
                                     MORGAN STANLEY --        MID CAP
                                        FOCUS GROWTH           GROWTH
                                         PORTFOLIO           PORTFOLIO
                                        SUB-ACCOUNT      SUB-ACCOUNT (F)(G)
-----------------------------------  --------------------------------------
INVESTMENT INCOME:
 Dividends                                   $ --               $ --
                                          -------               ----
 Net investment income (loss)                  --                 --
                                          -------               ----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                       138                747
 Net realized gain on distributions            --                 --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                          (1,434)                --
                                          -------               ----
  Net gain (loss) on investments           (1,296)               747
                                          -------               ----
  Net increase (decrease) in net
   assets resulting from operations       $(1,296)              $747
                                          =======               ====

(f)  Funded as of February 22, 2011.

(g)  Not funded as of December 31, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        INVESCO V.I. SELECT
                                          MORGAN STANLEY --       MORGAN STANLEY --         DIMENSIONS
                                           FLEXIBLE INCOME          MONEY MARKET         EQUALLY-WEIGHTED
                                              PORTFOLIO               PORTFOLIO            S&P 500 FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $983                   $18                    $462
                                                ------                   ---                   -----
 Net investment income (loss)                      983                    18                     462
                                                ------                   ---                   -----
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     732                    --                     578
 Net realized gain on distributions                 --                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (531)                   --                    (835)
                                                ------                   ---                   -----
  Net gain (loss) on investments                   201                    --                    (257)
                                                ------                   ---                   -----
  Net increase (decrease) in net
   assets resulting from operations             $1,184                   $18                    $205
                                                ======                   ===                   =====

                                           OPPENHEIMER
                                             CAPITAL             OPPENHEIMER
                                           APPRECIATION       GLOBAL SECURITIES
                                             FUND/VA               FUND/VA
                                           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
INVESTMENT INCOME:
 Dividends                                     $3,114               $22,900
                                             --------             ---------
 Net investment income (loss)                   3,114                22,900
                                             --------             ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  7,239                (4,070)
 Net realized gain on distributions                --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (48,541)             (205,283)
                                             --------             ---------
  Net gain (loss) on investments              (41,302)             (209,353)
                                             --------             ---------
  Net increase (decrease) in net
   assets resulting from operations          $(38,188)            $(186,453)
                                             ========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                             OPPENHEIMER
                                            OPPENHEIMER      MAIN STREET       OPPENHEIMER
                                            MAIN STREET    SMALL- & MID-CAP       VALUE
                                              FUND/VA          FUND/VA           FUND/VA
                                            SUB-ACCOUNT    SUB-ACCOUNT (H)     SUB-ACCOUNT
--------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $4,360            $7,496             $397
                                              -------          --------          -------
 Net investment income (loss)                   4,360             7,496              397
                                              -------          --------          -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  2,103            35,341              434
 Net realized gain on distributions                --                --               --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (6,052)          (76,585)          (2,858)
                                              -------          --------          -------
  Net gain (loss) on investments               (3,949)          (41,244)          (2,424)
                                              -------          --------          -------
  Net increase (decrease) in net assets
   resulting from operations                     $411          $(33,748)         $(2,027)
                                              =======          ========          =======


                                              PUTNAM VT         PUTNAM VT
                                             DIVERSIFIED       GLOBAL ASSET
                                             INCOME FUND     ALLOCATION FUND
                                             SUB-ACCOUNT       SUB-ACCOUNT
----------------------------------------  -----------------------------------
INVESTMENT INCOME:
 Dividends                                     $731,580           $23,221
                                              ---------          --------
 Net investment income (loss)                   731,580            23,221
                                              ---------          --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (141)           (4,335)
 Net realized gain on distributions                  --                --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (955,269)          (19,205)
                                              ---------          --------
  Net gain (loss) on investments               (955,410)          (23,540)
                                              ---------          --------
  Net increase (decrease) in net assets
   resulting from operations                  $(223,830)            $(319)
                                              =========          ========

(h) Formerly Oppenheimer Main Street Small Cap Fund/VA. Change effective April 29, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             PUTNAM VT            PUTNAM VT           PUTNAM VT
                                              GLOBAL             GROWTH AND         GLOBAL HEALTH
                                            EQUITY FUND          INCOME FUND          CARE FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $75,212             $170,764              $6,782
                                             ---------            ---------            --------
 Net investment income (loss)                   75,212              170,764               6,782
                                             ---------            ---------            --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                (257,553)            (487,891)              1,814
 Net realized gain on distributions                 --                   --              16,267
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      27,659             (184,266)            (29,227)
                                             ---------            ---------            --------
  Net gain (loss) on investments              (229,894)            (672,157)            (11,146)
                                             ---------            ---------            --------
  Net increase (decrease) in net
   assets resulting from operations          $(154,682)           $(501,393)            $(4,364)
                                             =========            =========            ========

                                             PUTNAM VT
                                               HIGH               PUTNAM VT
                                            YIELD FUND           INCOME FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                    $771,651             $625,867
                                             ---------            ---------
 Net investment income (loss)                  771,651              625,867
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  21,335               13,388
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (608,257)            (279,470)
                                             ---------            ---------
  Net gain (loss) on investments              (586,922)            (266,082)
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations           $184,729             $359,785
                                             =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         PUTNAM VT           PUTNAM VT          PUTNAM VT
                                       INTERNATIONAL       INTERNATIONAL      INTERNATIONAL
                                        VALUE FUND          EQUITY FUND        GROWTH FUND
                                        SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                 $56,480             $331,751            $9,510
                                         ---------          -----------          --------
 Net investment income (loss)               56,480              331,751             9,510
                                         ---------          -----------          --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                    (42,815)             (66,221)           (9,409)
 Net realized gain on distributions             --                   --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                         (293,289)          (1,830,101)          (61,468)
                                         ---------          -----------          --------
  Net gain (loss) on investments          (336,104)          (1,896,322)          (70,877)
                                         ---------          -----------          --------
  Net increase (decrease) in net
   assets resulting from operations      $(279,624)         $(1,564,571)         $(61,367)
                                         =========          ===========          ========

                                                            PUTNAM VT
                                          PUTNAM VT           MONEY
                                       INVESTORS FUND      MARKET FUND
                                         SUB-ACCOUNT       SUB-ACCOUNT
-----------------------------------  ----------------------------------
INVESTMENT INCOME:
 Dividends                                  $4,416              $7
                                           -------             ---
 Net investment income (loss)                4,416               7
                                           -------             ---
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                     (3,468)             --
 Net realized gain on distributions             --              --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                              (35)             --
                                           -------             ---
  Net gain (loss) on investments            (3,503)             --
                                           -------             ---
  Net increase (decrease) in net
   assets resulting from operations           $913              $7
                                           =======             ===

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                     PUTNAM VT          PUTNAM VT          PUTNAM VT
                                     MULTI-CAP          SMALL CAP        GEORGE PUTNAM
                                    GROWTH FUND         VALUE FUND       BALANCED FUND
                                    SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
----------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                              $28,871            $6,091            $4,997
                                     ----------          --------           -------
 Net investment income (loss)            28,871             6,091             4,997
                                     ----------          --------           -------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                  80,095            14,542            (4,649)
 Net realized gain on
  distributions                              --                --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                      (436,443)          (76,460)            5,857
                                     ----------          --------           -------
  Net gain (loss) on
   investments                         (356,348)          (61,918)            1,208
                                     ----------          --------           -------
  Net increase (decrease) in
   net assets resulting from
   operations                         $(327,477)         $(55,827)           $6,205
                                     ==========          ========           =======

                                     PUTNAM VT
                                      GLOBAL             PUTNAM VT
                                  UTILITIES FUND        VOYAGER FUND
                                    SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------  ---------------------------------------
INVESTMENT INCOME:
 Dividends                             $16,215               $37,206
                                     ---------          ------------
 Net investment income (loss)           16,215                37,206
                                     ---------          ------------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on
  security transactions                (23,062)           (1,325,573)
 Net realized gain on
  distributions                             --                    --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                      (14,762)           (1,122,458)
                                     ---------          ------------
  Net gain (loss) on
   investments                         (37,824)           (2,448,031)
                                     ---------          ------------
  Net increase (decrease) in
   net assets resulting from
   operations                         $(21,609)          $(2,410,825)
                                     =========          ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                      INVESCO
                                              PUTNAM VT           PUTNAM VT       VAN KAMPEN V.I.          INVESCO
                                               CAPITAL             EQUITY            GROWTH AND        VAN KAMPEN V.I.
                                          OPPORTUNITIES FUND     INCOME FUND        INCOME FUND         COMSTOCK FUND
                                             SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $2,051            $36,753             $14,596              $75,698
                                               --------            -------            --------            ---------
 Net investment income (loss)                     2,051             36,753              14,596               75,698
                                               --------            -------            --------            ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   25,559             11,098                 954                5,955
 Net realized gain on distributions                  --                 --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (103,596)            17,362             (54,650)            (193,224)
                                               --------            -------            --------            ---------
  Net gain (loss) on investments                (78,037)            28,460             (53,696)            (187,269)
                                               --------            -------            --------            ---------
  Net increase (decrease) in net assets
   resulting from operations                   $(75,986)           $65,213            $(39,100)           $(111,571)
                                               ========            =======            ========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                            BALANCED WEALTH            INTERNATIONAL             SMALL/MID CAP
                                           STRATEGY PORTFOLIO         VALUE PORTFOLIO           VALUE PORTFOLIO
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $12,481                   $262,316                   $12,332
 Net realized gain (loss) on security
  transactions                                      (317)                     2,086                   162,992
 Net realized gain on distributions                   --                         --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (27,013)                (1,601,473)                 (550,926)
                                                --------                 ----------                ----------
 Net increase (decrease) in net assets
  resulting from operations                      (14,849)                (1,337,071)                 (375,602)
                                                --------                 ----------                ----------
UNIT TRANSACTIONS:
 Purchases                                        69,907                    910,363                   629,562
 Net transfers                                    12,526                    416,781                (1,139,217)
 Surrenders for benefit payments and
  fees                                              (493)                  (132,123)                 (202,330)
 Other transactions                                   (4)                     1,718                     4,494
 Death benefits                                       --                    (15,651)                   (7,930)
 Net loan activity                                   (73)                   (44,988)                   (9,328)
 Cost of insurance and other fees                (63,490)                  (533,473)                 (395,704)
                                                --------                 ----------                ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                18,373                    602,627                (1,120,453)
                                                --------                 ----------                ----------
 Net increase (decrease) in net assets             3,524                   (734,444)               (1,496,055)
NET ASSETS:
 Beginning of year                               506,733                  6,660,629                 5,714,787
                                                --------                 ----------                ----------
 End of year                                    $510,257                 $5,926,185                $4,218,732
                                                ========                 ==========                ==========

                                                                     ALLIANCEBERNSTEIN VPS
                                          ALLIANCEBERNSTEIN VPS          INTERNATIONAL
                                             VALUE PORTFOLIO           GROWTH PORTFOLIO
                                               SUB-ACCOUNT                SUB-ACCOUNT
--------------------------------------  ----------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $144                     $46,566
 Net realized gain (loss) on security
  transactions                                       (47)                    (34,772)
 Net realized gain on distributions                   --                          --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (612)                   (296,542)
                                                 -------                   ---------
 Net increase (decrease) in net assets
  resulting from operations                         (515)                   (284,748)
                                                 -------                   ---------
UNIT TRANSACTIONS:
 Purchases                                         2,697                     188,450
 Net transfers                                        19                    (109,480)
 Surrenders for benefit payments and
  fees                                                (1)                    (42,667)
 Other transactions                                   --                        (415)
 Death benefits                                       --                          --
 Net loan activity                                    --                      (3,890)
 Cost of insurance and other fees                 (2,748)                   (111,093)
                                                 -------                   ---------
 Net increase (decrease) in net assets
  resulting from unit transactions                   (33)                    (79,095)
                                                 -------                   ---------
 Net increase (decrease) in net assets              (548)                   (363,843)
NET ASSETS:
 Beginning of year                                12,114                   1,674,918
                                                 -------                   ---------
 End of year                                     $11,566                   $1,311,075
                                                 =======                   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             INVESCO V.I.           INVESCO V.I.          INVESCO V.I.
                                               CAPITAL                  CORE                  HIGH
                                          APPRECIATION FUND         EQUITY FUND            YIELD FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT (A)(B)
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $3,772                 $8,245               $1,431
 Net realized gain (loss) on security
  transactions                                    (3,647)               133,063               (1,381)
 Net realized gain on distributions                   --                     --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (197,284)               (93,093)                 129
                                              ----------             ----------              -------
 Net increase (decrease) in net assets
  resulting from operations                     (197,159)                48,215                  179
                                              ----------             ----------              -------
UNIT TRANSACTIONS:
 Purchases                                       193,741                103,956                1,034
 Net transfers                                    53,800                156,323                   --
 Surrenders for benefit payments and
  fees                                           (31,880)                  (147)                  (2)
 Other transactions                                   17                 (2,659)                  --
 Death benefits                                  (17,036)                    --                   --
 Net loan activity                                   (17)                  (155)                  --
 Cost of insurance and other fees               (105,456)               (63,460)                (470)
                                              ----------             ----------              -------
 Net increase (decrease) in net assets
  resulting from unit transactions                93,169                193,858                  562
                                              ----------             ----------              -------
 Net increase (decrease) in net assets          (103,990)               242,073                  741
NET ASSETS:
 Beginning of year                             2,409,197              1,279,622               12,426
                                              ----------             ----------              -------
 End of year                                  $2,305,207             $1,521,695              $13,167
                                              ==========             ==========              =======

                                            INVESCO V.I.          INVESCO V.I.
                                           INTERNATIONAL          MID CAP CORE
                                            GROWTH FUND           EQUITY FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $113,509               $18,085
 Net realized gain (loss) on security
  transactions                                   (1,124)               (7,000)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (684,930)             (451,853)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    (572,545)             (440,768)
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                    1,222,157               434,958
 Net transfers                                1,484,148             2,007,524
 Surrenders for benefit payments and
  fees                                         (164,797)             (269,152)
 Other transactions                                 152                  (714)
 Death benefits                                  (7,520)                   --
 Net loan activity                              (14,619)                2,610
 Cost of insurance and other fees              (761,179)             (329,053)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            1,758,342             1,846,173
                                             ----------            ----------
 Net increase (decrease) in net assets        1,185,797             1,405,405
NET ASSETS:
 Beginning of year                            6,679,720             4,146,024
                                             ----------            ----------
 End of year                                 $7,865,517            $5,551,429
                                             ==========            ==========

(a)  Funded as of April 29, 2011.

(b) Effective April 29, 2011 Invesco Van Kampen V.I. High Yield Fund merged with Invesco V.I. High Yield Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        INVESCO V.I.
                                           INVESCO V.I.          INVESCO V.I.              GLOBAL
                                             SMALL CAP              CAPITAL             REAL ESTATE
                                            EQUITY FUND        DEVELOPMENT FUND             FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $ --                  $ --              $12,093
 Net realized gain (loss) on security
  transactions                                   (1,331)               55,472                  (79)
 Net realized gain on distributions                  --                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (85,670)             (167,597)             (32,365)
                                            -----------           -----------             --------
 Net increase (decrease) in net assets
  resulting from operations                     (87,001)             (112,125)             (20,351)
                                            -----------           -----------             --------
UNIT TRANSACTIONS:
 Purchases                                      658,149               129,562               74,655
 Net transfers                                2,280,499                94,804              180,348
 Surrenders for benefit payments and
  fees                                         (115,831)              (23,417)                 (62)
 Other transactions                                (459)                   10                   40
 Death benefits                                    (648)              (12,319)                  --
 Net loan activity                               (9,910)                   --                   --
 Cost of insurance and other fees              (373,181)              (82,204)             (38,017)
                                            -----------           -----------             --------
 Net increase (decrease) in net assets
  resulting from unit transactions            2,438,619               106,436              216,964
                                            -----------           -----------             --------
 Net increase (decrease) in net assets        2,351,618                (5,689)             196,613
NET ASSETS:
 Beginning of year                            2,484,288             1,770,018              140,177
                                            -----------           -----------             --------
 End of year                                 $4,835,906            $1,764,329             $336,790
                                            ===========           ===========             ========

                                            INVESCO V.I.
                                            BALANCED RISK          INVESCO V.I.
                                             ALLOCATION              DIVIDEND
                                                FUND                GROWTH FUND
                                         SUB-ACCOUNT (A)(C)     SUB-ACCOUNT (A)(D)
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $33,081                  $664
 Net realized gain (loss) on security
  transactions                                  (24,260)                3,210
 Net realized gain on distributions             110,879                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (20,436)               (3,801)
                                              ---------               -------
 Net increase (decrease) in net assets
  resulting from operations                      99,264                    73
                                              ---------               -------
UNIT TRANSACTIONS:
 Purchases                                      438,021                 5,131
 Net transfers                                  194,513                    --
 Surrenders for benefit payments and
  fees                                               --                    --
 Other transactions                                   6                    --
 Death benefits                                      --                    --
 Net loan activity                                  (22)                   --
 Cost of insurance and other fees              (280,602)               (1,843)
                                              ---------               -------
 Net increase (decrease) in net assets
  resulting from unit transactions              351,916                 3,288
                                              ---------               -------
 Net increase (decrease) in net assets          451,180                 3,361
NET ASSETS:
 Beginning of year                              975,626                34,053
                                              ---------               -------
 End of year                                  $1,426,806              $37,414
                                              =========               =======

(a)  Funded as of April 29, 2011.

(c) Effective April 29, 2011 Invesco V.I. Global Multi-Asset Fund merged with Invesco V.I. Balanced Risk Allocation Fund.

(d) Effective April 29, 2011 Invesco V.I. Select Dimensions Dividend Growth Fund merged with Invesco V.I. Dividend Growth Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        AMERICAN FUNDS
                                         ALLIANCEBERNSTEIN VPS      AMERICAN FUNDS      CAPITAL WORLD
                                              REAL ESTATE               GLOBAL             GROWTH &
                                          INVESTMENT PORTFOLIO        BOND FUND          INCOME FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $3,995                 $50,569             $90,307
 Net realized gain (loss) on security
  transactions                                      (461)                    544                (823)
 Net realized gain on distributions               36,006                   9,352                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (18,288)                 13,167            (252,824)
                                                --------              ----------          ----------
 Net increase (decrease) in net assets
  resulting from operations                       21,252                  73,632            (163,340)
                                                --------              ----------          ----------
UNIT TRANSACTIONS:
 Purchases                                        66,591                 262,132             586,176
 Net transfers                                   278,299                 160,011             431,909
 Surrenders for benefit payments and
  fees                                                --                  (9,515)            (48,261)
 Other transactions                                    5                      99                 136
 Death benefits                                       --                      --                  --
 Net loan activity                                (3,272)                 (1,989)              4,824
 Cost of insurance and other fees                (38,924)               (220,552)           (407,864)
                                                --------              ----------          ----------
 Net increase (decrease) in net assets
  resulting from unit transactions               302,699                 190,186             566,920
                                                --------              ----------          ----------
 Net increase (decrease) in net assets           323,951                 263,818             403,580
NET ASSETS:
 Beginning of year                               105,335               1,574,654           2,888,928
                                                --------              ----------          ----------
 End of year                                    $429,286              $1,838,472          $3,292,508
                                                ========              ==========          ==========

                                                                 AMERICAN FUNDS
                                           AMERICAN FUNDS          BLUE CHIP
                                               ASSET               INCOME AND
                                          ALLOCATION FUND         GROWTH FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $567,888              $306,597
 Net realized gain (loss) on security
  transactions                                  (25,036)               22,263
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (159,912)             (462,102)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     382,940              (133,242)
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                    3,026,755             1,802,105
 Net transfers                                 (486,806)              (59,582)
 Surrenders for benefit payments and
  fees                                         (991,710)             (526,104)
 Other transactions                                 745                 4,219
 Death benefits                                 (63,176)             (253,012)
 Net loan activity                              (41,662)              (33,616)
 Cost of insurance and other fees            (2,079,014)           (1,245,433)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (634,868)             (311,423)
                                             ----------            ----------
 Net increase (decrease) in net assets         (251,928)             (444,665)
NET ASSETS:
 Beginning of year                           29,828,807            17,601,730
                                             ----------            ----------
 End of year                                 $29,576,879           $17,157,065
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS             GLOBAL             AMERICAN FUNDS
                                              BOND FUND             GROWTH FUND            GROWTH FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $1,042,426               $268,179               $502,497
 Net realized gain (loss) on security
  transactions                                     7,196                 51,711                611,528
 Net realized gain on distributions                   --                     --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       929,431             (2,109,599)            (4,529,284)
                                             -----------            -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                    1,979,053             (1,789,709)            (3,415,259)
                                             -----------            -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                     3,993,872              1,859,639              8,009,187
 Net transfers                                 2,780,219             (1,135,524)            (1,127,029)
 Surrenders for benefit payments and
  fees                                        (1,679,056)              (719,201)            (3,654,391)
 Other transactions                                   33                   (616)                13,247
 Death benefits                                  (22,317)               (47,072)              (219,459)
 Net loan activity                               (36,784)              (112,822)              (366,682)
 Cost of insurance and other fees             (2,872,622)            (1,239,138)            (5,973,068)
                                             -----------            -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             2,163,345             (1,394,734)            (3,318,195)
                                             -----------            -----------            -----------
 Net increase (decrease) in net assets         4,142,398             (3,184,443)            (6,733,454)
NET ASSETS:
 Beginning of year                            30,975,819             21,914,531             83,104,714
                                             -----------            -----------            -----------
 End of year                                 $35,118,217            $18,730,088            $76,371,260
                                             ===========            ===========            ===========


                                             AMERICAN FUNDS           AMERICAN FUNDS
                                           GROWTH-INCOME FUND       INTERNATIONAL FUND
                                               SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $1,000,401                 $696,804
 Net realized gain (loss) on security
  transactions                                      (9,705)                  (3,222)
 Net realized gain on distributions                     --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (2,106,901)              (6,215,655)
                                               -----------              -----------
 Net increase (decrease) in net assets
  resulting from operations                     (1,116,205)              (5,522,073)
                                               -----------              -----------
UNIT TRANSACTIONS:
 Purchases                                       5,789,589                4,414,665
 Net transfers                                    (984,841)               1,792,484
 Surrenders for benefit payments and
  fees                                          (2,993,658)              (1,447,877)
 Other transactions                                  7,331                    2,774
 Death benefits                                   (335,061)                 (23,697)
 Net loan activity                                (230,503)                 (58,661)
 Cost of insurance and other fees               (4,343,810)              (2,909,363)
                                               -----------              -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (3,090,953)               1,770,325
                                               -----------              -----------
 Net increase (decrease) in net assets          (4,207,158)              (3,751,748)
NET ASSETS:
 Beginning of year                              66,000,040               38,978,574
                                               -----------              -----------
 End of year                                   $61,792,882              $35,226,826
                                               ===========              ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                   AMERICAN FUNDS          FIDELITY VIP
                                           AMERICAN FUNDS           GLOBAL SMALL           ASSET MANAGER
                                           NEW WORLD FUND        CAPITALIZATION FUND         PORTFOLIO
                                             SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $280,164                $203,048               $15,007
 Net realized gain (loss) on security
  transactions                                     2,759                  84,537               (83,883)
 Net realized gain on distributions                   --                      --                 3,767
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (2,689,564)             (3,406,010)               45,015
                                             -----------             -----------             ---------
 Net increase (decrease) in net assets
  resulting from operations                   (2,406,641)             (3,118,425)              (20,094)
                                             -----------             -----------             ---------
UNIT TRANSACTIONS:
 Purchases                                     1,493,046               1,367,596                    --
 Net transfers                                  (371,578)               (305,521)             (303,708)
 Surrenders for benefit payments and
  fees                                          (331,268)               (403,525)              (15,310)
 Other transactions                               (4,559)                  2,599                    (1)
 Death benefits                                  (47,651)                   (148)                   --
 Net loan activity                               (36,553)               (122,546)                   --
 Cost of insurance and other fees               (989,989)               (991,356)              (72,330)
                                             -----------             -----------             ---------
 Net increase (decrease) in net assets
  resulting from unit transactions              (288,552)               (452,901)             (391,349)
                                             -----------             -----------             ---------
 Net increase (decrease) in net assets        (2,695,193)             (3,571,326)             (411,443)
NET ASSETS:
 Beginning of year                            17,517,974              16,967,392             1,130,973
                                             -----------             -----------             ---------
 End of year                                 $14,822,781             $13,396,066              $719,530
                                             ===========             ===========             =========

                                            FIDELITY VIP          FIDELITY VIP
                                            EQUITY-INCOME            GROWTH
                                              PORTFOLIO            PORTFOLIO
                                             SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  -----------------------------------------
OPERATIONS:
 Net investment income (loss)                   $365,776                $300
 Net realized gain (loss) on security
  transactions                                   (33,599)               (452)
 Net realized gain on distributions                   --                 476
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (167,271)            (12,029)
                                             -----------            --------
 Net increase (decrease) in net assets
  resulting from operations                      164,906             (11,705)
                                             -----------            --------
UNIT TRANSACTIONS:
 Purchases                                       945,578              15,629
 Net transfers                                  (705,359)            177,206
 Surrenders for benefit payments and
  fees                                          (824,584)             (3,816)
 Other transactions                                1,865                   1
 Death benefits                                  (13,288)                 --
 Net loan activity                              (119,522)                 --
 Cost of insurance and other fees               (792,941)            (18,232)
                                             -----------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions            (1,508,251)            170,788
                                             -----------            --------
 Net increase (decrease) in net assets        (1,343,345)            159,083
NET ASSETS:
 Beginning of year                            15,311,628              65,456
                                             -----------            --------
 End of year                                 $13,968,283            $224,539
                                             ===========            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                            FIDELITY VIP          FIDELITY VIP          FIDELITY VIP
                                             CONTRAFUND             OVERSEAS               MID CAP
                                              PORTFOLIO             PORTFOLIO             PORTFOLIO
                                             SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $127,058               $6,095                 $3,254
 Net realized gain (loss) on security
  transactions                                   170,676               (4,197)                   995
 Net realized gain on distributions                   --                  880                 25,565
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (674,494)             (80,226)            (1,631,723)
                                             -----------            ---------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     (376,760)             (77,448)            (1,601,909)
                                             -----------            ---------            -----------
UNIT TRANSACTIONS:
 Purchases                                     1,875,196                   --              2,103,131
 Net transfers                                  (741,872)              (2,270)             1,287,657
 Surrenders for benefit payments and
  fees                                          (319,783)             (27,771)              (600,810)
 Other transactions                                3,153                   --                    594
 Death benefits                                  (23,007)                  --                 (1,370)
 Net loan activity                               (16,641)              (2,939)               (76,965)
 Cost of insurance and other fees             (1,405,867)             (16,188)            (1,311,338)
                                             -----------            ---------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (628,821)             (49,168)             1,400,899
                                             -----------            ---------            -----------
 Net increase (decrease) in net assets        (1,005,581)            (126,616)              (201,010)
NET ASSETS:
 Beginning of year                            16,339,146              493,414             13,581,013
                                             -----------            ---------            -----------
 End of year                                 $15,333,565             $366,798            $13,380,003
                                             ===========            =========            ===========

                                                                 FIDELITY VIP
                                            FIDELITY VIP        DYNAMIC CAPITAL
                                          VALUE STRATEGIES       APPRECIATION
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
OPERATIONS:
 Net investment income (loss)                     $455                 $ --
 Net realized gain (loss) on security
  transactions                                   2,973                  (75)
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (8,373)              (3,018)
                                              --------              -------
 Net increase (decrease) in net assets
  resulting from operations                     (4,945)              (3,093)
                                              --------              -------
UNIT TRANSACTIONS:
 Purchases                                      15,616               20,402
 Net transfers                                 (12,300)                 430
 Surrenders for benefit payments and
  fees                                          (2,975)                  (1)
 Other transactions                                 (1)                  --
 Death benefits                                     --                   --
 Net loan activity                                  --                   --
 Cost of insurance and other fees              (13,901)              (8,740)
                                              --------              -------
 Net increase (decrease) in net assets
  resulting from unit transactions             (13,561)              12,091
                                              --------              -------
 Net increase (decrease) in net assets         (18,506)               8,998
NET ASSETS:
 Beginning of year                              74,188               72,953
                                              --------              -------
 End of year                                   $55,682              $81,951
                                              ========              =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         FIDELITY VIP      FIDELITY VIP      FIDELITY VIP
                                         FREEDOM 2010      FREEDOM 2020      FREEDOM 2030
                                          PORTFOLIO         PORTFOLIO         PORTFOLIO
                                         SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                $9,484           $12,075           $13,747
 Net realized gain (loss) on security
  transactions                               (4,706)            1,692               898
 Net realized gain on distributions           2,559             2,311             2,148
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (18,266)          (22,239)          (39,664)
                                           --------          --------          --------
 Net increase (decrease) in net
  assets resulting from operations          (10,929)           (6,161)          (22,871)
                                           --------          --------          --------
UNIT TRANSACTIONS:
 Purchases                                   39,823           166,126           187,440
 Net transfers                              114,570           (43,629)          261,827
 Surrenders for benefit payments and
  fees                                      (13,207)           (2,519)               --
 Other transactions                              --            (3,158)                1
 Death benefits                                  --                --                --
 Net loan activity                               --               (68)              (15)
 Cost of insurance and other fees           (34,173)          (53,002)          (99,699)
                                           --------          --------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              107,013            63,750           349,554
                                           --------          --------          --------
 Net increase (decrease) in net
  assets                                     96,084            57,589           326,683
NET ASSETS:
 Beginning of year                          402,314           544,351           381,587
                                           --------          --------          --------
 End of year                               $498,398          $601,940          $708,270
                                           ========          ========          ========

                                                               FRANKLIN
                                          FIDELITY VIP          RISING
                                        STRATEGIC INCOME      DIVIDENDS
                                           PORTFOLIO       SECURITIES FUND
                                          SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------  ------------------------------------
OPERATIONS:
 Net investment income (loss)                $14,172             $7,144
 Net realized gain (loss) on security
  transactions                                    (4)               (83)
 Net realized gain on distributions            6,372                 --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                            (10,882)            26,126
                                            --------           --------
 Net increase (decrease) in net
  assets resulting from operations             9,658             33,187
                                            --------           --------
UNIT TRANSACTIONS:
 Purchases                                    72,650            137,817
 Net transfers                               221,710            231,307
 Surrenders for benefit payments and
  fees                                          (875)              (101)
 Other transactions                               11                137
 Death benefits                                   --                 --
 Net loan activity                              (623)            (4,212)
 Cost of insurance and other fees            (45,689)           (81,925)
                                            --------           --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                               247,184            283,023
                                            --------           --------
 Net increase (decrease) in net
  assets                                     256,842            316,210
NET ASSETS:
 Beginning of year                           102,492            352,381
                                            --------           --------
 End of year                                $359,334           $668,591
                                            ========           ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                     FRANKLIN              FRANKLIN
                                              FRANKLIN            SMALL-MID CAP           SMALL CAP
                                               INCOME                 GROWTH                VALUE
                                           SECURITIES FUND       SECURITIES FUND       SECURITIES FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $910,698                  $ --               $67,512
 Net realized gain (loss) on security
  transactions                                    (7,408)                2,699                10,676
 Net realized gain on distributions                   --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (567,680)              (28,539)             (432,670)
                                             -----------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                      335,610               (25,840)             (354,482)
                                             -----------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                     2,064,550               245,609             1,121,131
 Net transfers                                 1,417,010               318,671               360,673
 Surrenders for benefit payments and
  fees                                          (589,871)               (6,468)             (270,729)
 Other transactions                                  540                   737                   517
 Death benefits                                  (11,032)                   --               (19,090)
 Net loan activity                               (50,169)               (3,613)             (111,298)
 Cost of insurance and other fees             (1,505,586)             (125,895)             (746,493)
                                             -----------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             1,325,442               429,041               334,711
                                             -----------            ----------            ----------
 Net increase (decrease) in net assets         1,661,052               403,201               (19,771)
NET ASSETS:
 Beginning of year                            15,093,484               809,801             9,848,778
                                             -----------            ----------            ----------
 End of year                                 $16,754,536            $1,213,002            $9,829,007
                                             ===========            ==========            ==========

                                              FRANKLIN
                                              STRATEGIC
                                               INCOME              MUTUAL SHARES
                                           SECURITIES FUND        SECURITIES FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $844,866               $487,055
 Net realized gain (loss) on security
  transactions                                    (5,188)                (9,288)
 Net realized gain on distributions                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (485,710)              (724,532)
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                      353,968               (246,765)
                                             -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                     2,140,298              3,011,578
 Net transfers                                   451,869              1,354,783
 Surrenders for benefit payments and
  fees                                          (348,507)              (732,012)
 Other transactions                                  140                  2,352
 Death benefits                                  (16,625)               (98,337)
 Net loan activity                               (41,253)              (113,299)
 Cost of insurance and other fees             (1,354,021)            (1,975,606)
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               831,901              1,449,459
                                             -----------            -----------
 Net increase (decrease) in net assets         1,185,869              1,202,694
NET ASSETS:
 Beginning of year                            12,847,856             19,315,493
                                             -----------            -----------
 End of year                                 $14,033,725            $20,518,187
                                             ===========            ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                  TEMPLETON
                                  DEVELOPING          TEMPLETON           TEMPLETON
                                   MARKETS             FOREIGN              GROWTH
                               SECURITIES FUND     SECURITIES FUND     SECURITIES FUND
                                 SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                             $18,772             $49,393             $54,320
 Net realized gain (loss) on
  security transactions                  459              (6,781)                837
 Net realized gain on
  distributions                           --                  --                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                              (283,751)           (423,291)           (358,982)
                                  ----------          ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                        (264,520)           (380,679)           (303,825)
                                  ----------          ----------          ----------
UNIT TRANSACTIONS:
 Purchases                           306,408             547,308             698,284
 Net transfers                       568,855           1,455,754             396,356
 Surrenders for benefit
  payments and fees                  (24,249)            (78,287)           (204,113)
 Other transactions                      416                 190               2,883
 Death benefits                         (119)               (994)                 --
 Net loan activity                     6,621              (4,201)                213
 Cost of insurance and other
  fees                              (225,974)           (356,169)           (485,349)
                                  ----------          ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  631,958           1,563,601             408,274
                                  ----------          ----------          ----------
 Net increase (decrease) in
  net assets                         367,438           1,182,922             104,449
NET ASSETS:
 Beginning of year                 1,331,977           2,182,613           3,942,812
                                  ----------          ----------          ----------
 End of year                      $1,699,415          $3,365,535          $4,047,261
                                  ==========          ==========          ==========

                                                        FRANKLIN
                                    MUTUAL              FLEX CAP
                               GLOBAL DISCOVERY          GROWTH
                                SECURITIES FUND     SECURITIES FUND
                                  SUB-ACCOUNT         SUB-ACCOUNT
----------------------------  ---------------------------------------
OPERATIONS:
 Net investment income
  (loss)                             $270,795               $ --
 Net realized gain (loss) on
  security transactions                   362             (2,260)
 Net realized gain on
  distributions                       266,397                 --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                               (913,453)           (19,164)
                                  -----------           --------
 Net increase (decrease) in
  net assets resulting from
  operations                         (375,899)           (21,424)
                                  -----------           --------
UNIT TRANSACTIONS:
 Purchases                          1,376,671             73,600
 Net transfers                      1,214,618             48,744
 Surrenders for benefit
  payments and fees                  (286,276)                --
 Other transactions                     2,023                 --
 Death benefits                       (57,050)                --
 Net loan activity                    (65,701)            (1,209)
 Cost of insurance and other
  fees                               (817,120)           (41,982)
                                  -----------           --------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 1,367,165             79,153
                                  -----------           --------
 Net increase (decrease) in
  net assets                          991,266             57,729
NET ASSETS:
 Beginning of year                 11,307,645            382,122
                                  -----------           --------
 End of year                      $12,298,911           $439,851
                                  ===========           ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         HARTFORD
                                             TEMPLETON              HARTFORD               TOTAL
                                            GLOBAL BOND             ADVISERS            RETURN BOND
                                          SECURITIES FUND           HLS FUND             HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $1,013,111              $615,858             $150,989
 Net realized gain (loss) on security
  transactions                                    (1,203)             (223,427)              73,583
 Net realized gain on distributions              117,816                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (1,353,591)              341,570            4,531,543
                                             -----------          ------------          -----------
 Net increase (decrease) in net assets
  resulting from operations                     (223,867)              734,001            4,756,115
                                             -----------          ------------          -----------
UNIT TRANSACTIONS:
 Purchases                                     2,517,829             2,965,190            7,869,939
 Net transfers                                 2,076,771            (1,366,621)           2,759,793
 Surrenders for benefit payments and
  fees                                          (621,583)           (2,200,111)          (3,419,008)
 Other transactions                                2,393                   435               (8,037)
 Death benefits                                 (180,287)             (135,827)            (314,220)
 Net loan activity                                (6,261)             (173,082)            (219,476)
 Cost of insurance and other fees             (1,663,193)           (2,297,466)          (5,754,666)
                                             -----------          ------------          -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             2,125,669            (3,207,482)             914,325
                                             -----------          ------------          -----------
 Net increase (decrease) in net assets         1,901,802            (2,473,481)           5,670,440
NET ASSETS:
 Beginning of year                            17,220,025            38,430,857           68,968,923
                                             -----------          ------------          -----------
 End of year                                 $19,121,827           $35,957,376          $74,639,363
                                             ===========          ============          ===========

                                              HARTFORD               HARTFORD
                                               CAPITAL               DIVIDEND
                                            APPRECIATION            AND GROWTH
                                              HLS FUND               HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $798,725             $1,141,466
 Net realized gain (loss) on security
  transactions                                 1,188,080                 36,563
 Net realized gain on distributions                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (13,739,397)              (418,518)
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                  (11,752,592)               759,511
                                             -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                     9,100,588              5,142,397
 Net transfers                                   186,844                421,900
 Surrenders for benefit payments and
  fees                                        (4,993,605)            (1,936,385)
 Other transactions                                8,056                   (168)
 Death benefits                                 (629,437)              (218,415)
 Net loan activity                              (547,951)              (152,032)
 Cost of insurance and other fees             (7,037,538)            (3,746,231)
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (3,913,043)              (488,934)
                                             -----------            -----------
 Net increase (decrease) in net assets       (15,665,635)               270,577
NET ASSETS:
 Beginning of year                           106,868,654             53,774,608
                                             -----------            -----------
 End of year                                 $91,203,019            $54,045,185
                                             ===========            ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                        HARTFORD
                                              HARTFORD             HARTFORD            DISCIPLINED
                                          GLOBAL RESEARCH       GLOBAL GROWTH            EQUITY
                                              HLS FUND             HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $17                 $293               $181,816
 Net realized gain (loss) on security
  transactions                                   4,317               (1,445)                 2,423
 Net realized gain on distributions                 --                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (14,316)             (94,608)               (19,294)
                                              --------             --------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     (9,982)             (95,760)               164,945
                                              --------             --------            -----------
UNIT TRANSACTIONS:
 Purchases                                      15,555               37,340              2,219,630
 Net transfers                                   1,351              454,069              1,543,032
 Surrenders for benefit payments and
  fees                                              --                 (970)              (402,043)
 Other transactions                                (20)                  --                  2,159
 Death benefits                                     --                   --                (15,879)
 Net loan activity                                (358)                  --                (52,229)
 Cost of insurance and other fees              (11,786)             (43,539)            (1,433,367)
                                              --------             --------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               4,742              446,900              1,861,303
                                              --------             --------            -----------
 Net increase (decrease) in net assets          (5,240)             351,140              2,026,248
NET ASSETS:
 Beginning of year                             124,154              354,475             13,003,860
                                              --------             --------            -----------
 End of year                                  $118,914             $705,615            $15,030,108
                                              ========             ========            ===========

                                                                    HARTFORD
                                              HARTFORD               GROWTH
                                               GROWTH             OPPORTUNITIES
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $1,834                   $ --
 Net realized gain (loss) on security
  transactions                                     (687)                76,025
 Net realized gain on distributions                  --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (123,166)            (1,311,688)
                                             ----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                    (122,019)            (1,235,663)
                                             ----------            -----------
UNIT TRANSACTIONS:
 Purchases                                      227,789              2,342,946
 Net transfers                                  491,348               (495,610)
 Surrenders for benefit payments and
  fees                                          (11,912)              (382,742)
 Other transactions                                (251)                 1,507
 Death benefits                                     (98)               (13,137)
 Net loan activity                                  (12)               (82,018)
 Cost of insurance and other fees              (130,587)            (1,473,258)
                                             ----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              576,277               (102,312)
                                             ----------            -----------
 Net increase (decrease) in net assets          454,258             (1,337,975)
NET ASSETS:
 Beginning of year                              616,403             14,950,390
                                             ----------            -----------
 End of year                                 $1,070,661            $13,612,415
                                             ==========            ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                      HARTFORD
                                             HARTFORD            HARTFORD           INTERNATIONAL
                                            HIGH YIELD             INDEX            OPPORTUNITIES
                                             HLS FUND            HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $372,972             $700,408               $9,691
 Net realized gain (loss) on security
  transactions                                  (2,079)             265,885               36,844
 Net realized gain on distributions                 --                   --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (188,727)            (149,366)          (3,094,638)
                                            ----------          -----------          -----------
 Net increase (decrease) in net assets
  resulting from operations                    182,166              816,927           (3,048,103)
                                            ----------          -----------          -----------
UNIT TRANSACTIONS:
 Purchases                                     776,710            2,097,836            1,543,847
 Net transfers                               1,464,630           (3,037,554)            (304,660)
 Surrenders for benefit payments and
  fees                                        (161,913)          (1,348,526)          (1,665,972)
 Other transactions                                261                 (617)               1,054
 Death benefits                                 (1,049)             (30,618)             (46,433)
 Net loan activity                              (9,582)            (172,443)             (27,554)
 Cost of insurance and other fees             (507,510)          (1,765,760)          (1,163,538)
                                            ----------          -----------          -----------
 Net increase (decrease) in net assets
  resulting from unit transactions           1,561,547           (4,257,682)          (1,663,256)
                                            ----------          -----------          -----------
 Net increase (decrease) in net assets       1,743,713           (3,440,755)          (4,711,359)
NET ASSETS:
 Beginning of year                           3,259,015           43,093,033           22,998,858
                                            ----------          -----------          -----------
 End of year                                $5,002,728          $39,652,278          $18,287,499
                                            ==========          ===========          ===========

                                             HARTFORD
                                          SMALL/MID CAP           HARTFORD
                                              EQUITY               MIDCAP
                                             HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                    $ --              $216,505
 Net realized gain (loss) on security
  transactions                                  2,122               167,192
 Net realized gain on distributions            28,888                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (40,076)           (2,837,471)
                                             --------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    (9,066)           (2,453,774)
                                             --------            ----------
UNIT TRANSACTIONS:
 Purchases                                     49,726             1,347,529
 Net transfers                                 90,579            (1,752,818)
 Surrenders for benefit payments and
  fees                                         (1,528)           (1,492,296)
 Other transactions                                 2                 3,804
 Death benefits                                    --              (103,133)
 Net loan activity                                (18)             (161,909)
 Cost of insurance and other fees             (39,033)           (1,160,143)
                                             --------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             99,728            (3,318,966)
                                             --------            ----------
 Net increase (decrease) in net assets         90,662            (5,772,740)
NET ASSETS:
 Beginning of year                            277,545            33,325,793
                                             --------            ----------
 End of year                                 $368,207            $27,553,053
                                             ========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD               HARTFORD
                                            MIDCAP VALUE          MONEY MARKET           SMALL COMPANY
                                              HLS FUND              HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $620                   $ --                   $ --
 Net realized gain (loss) on security
  transactions                                  (80,162)                    --                237,153
 Net realized gain on distributions                  --                     --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (435,351)                    --               (749,082)
                                             ----------            -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                    (514,893)                    --               (511,929)
                                             ----------            -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                      308,274             51,030,355                754,338
 Net transfers                                 (276,117)           (23,199,649)              (960,446)
 Surrenders for benefit payments and
  fees                                         (235,872)           (24,239,019)            (1,173,525)
 Other transactions                              (3,148)                  (470)                 3,129
 Death benefits                                 (12,271)              (127,479)               (37,694)
 Net loan activity                                7,555               (419,440)               (42,207)
 Cost of insurance and other fees              (249,381)            (5,403,418)              (727,567)
                                             ----------            -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (460,960)            (2,359,120)            (2,183,972)
                                             ----------            -----------            -----------
 Net increase (decrease) in net assets         (975,853)            (2,359,120)            (2,695,901)
NET ASSETS:
 Beginning of year                            6,476,798             52,267,897             17,917,684
                                             ----------            -----------            -----------
 End of year                                 $5,500,945            $49,908,777            $15,221,783
                                             ==========            ===========            ===========

                                              HARTFORD              HARTFORD
                                          SMALLCAP GROWTH             STOCK
                                              HLS FUND              HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $ --                $525,187
 Net realized gain (loss) on security
  transactions                                     600                 (74,277)
 Net realized gain on distributions                 --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (3,883)               (826,770)
                                              --------             -----------
 Net increase (decrease) in net assets
  resulting from operations                     (3,283)               (375,860)
                                              --------             -----------
UNIT TRANSACTIONS:
 Purchases                                      25,937               2,492,812
 Net transfers                                  51,357              (2,143,969)
 Surrenders for benefit payments and
  fees                                              --              (1,525,171)
 Other transactions                                 --                   4,890
 Death benefits                                     --                (289,411)
 Net loan activity                                  --                (125,227)
 Cost of insurance and other fees              (12,756)             (1,974,656)
                                              --------             -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              64,538              (3,560,732)
                                              --------             -----------
 Net increase (decrease) in net assets          61,255              (3,936,592)
NET ASSETS:
 Beginning of year                              76,554              40,377,425
                                              --------             -----------
 End of year                                  $137,809             $36,440,833
                                              ========             ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                             HARTFORD
                                         U.S. GOVERNMENT          HARTFORD            LORD ABBETT
                                            SECURITIES              VALUE             FUNDAMENTAL
                                             HLS FUND             HLS FUND            EQUITY FUND
                                           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $197,138              $280,658                $481
 Net realized gain (loss) on security
  transactions                                 (17,120)               37,513                (164)
 Net realized gain on distributions                 --                    --               7,821
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     158,304              (680,390)            (14,631)
                                            ----------           -----------            --------
 Net increase (decrease) in net assets
  resulting from operations                    338,322              (362,219)             (6,493)
                                            ----------           -----------            --------
UNIT TRANSACTIONS:
 Purchases                                     615,486             1,664,305              42,624
 Net transfers                                 753,787            (1,379,841)            192,505
 Surrenders for benefit payments and
  fees                                        (502,559)             (650,752)                (60)
 Other transactions                                 28                (1,527)                (20)
 Death benefits                                 (8,300)              (15,843)                 --
 Net loan activity                                 (30)              (74,219)                 --
 Cost of insurance and other fees             (495,836)           (1,316,553)            (22,710)
                                            ----------           -----------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions             362,576            (1,774,430)            212,339
                                            ----------           -----------            --------
 Net increase (decrease) in net assets         700,898            (2,136,649)            205,846
NET ASSETS:
 Beginning of year                           7,291,233            17,659,958              32,501
                                            ----------           -----------            --------
 End of year                                $7,992,131           $15,523,309            $238,347
                                            ==========           ===========            ========


                                            LORD ABBETT           LORD ABBETT
                                              CAPITAL            BOND-DEBENTURE
                                           STRUCTURE FUND             FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $56,303              $372,355
 Net realized gain (loss) on security
  transactions                                   (2,644)                8,069
 Net realized gain on distributions                  --                46,494
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (51,748)             (148,042)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                       1,911               278,876
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      237,675               727,340
 Net transfers                                   17,190               (95,077)
 Surrenders for benefit payments and
  fees                                             (222)             (278,861)
 Other transactions                                   6                  (184)
 Death benefits                                      --                (1,192)
 Net loan activity                                1,693               (20,686)
 Cost of insurance and other fees              (154,089)             (544,222)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              102,253              (212,882)
                                             ----------            ----------
 Net increase (decrease) in net assets          104,164                65,994
NET ASSETS:
 Beginning of year                            1,874,086             6,461,025
                                             ----------            ----------
 End of year                                 $1,978,250            $6,527,019
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                      LORD ABBETT
                                      GROWTH AND          MFS GROWTH      MFS INVESTORS
                                      INCOME FUND           SERIES         TRUST SERIES
                                      SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)             $16,371              $130            $4,572
 Net realized gain (loss) on
  security transactions                    (1,000)              607             4,692
 Net realized gain on
  distributions                                --                --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                        (143,670)            2,104           (20,064)
                                      -----------          --------          --------
 Net increase (decrease) in net
  assets resulting from
  operations                             (128,299)            2,841           (10,800)
                                      -----------          --------          --------
UNIT TRANSACTIONS:
 Purchases                                262,608            33,716            45,913
 Net transfers                            273,427            82,684            64,091
 Surrenders for benefit payments
  and fees                                (62,839)               (2)          (35,743)
 Other transactions                         1,904                22               (40)
 Death benefits                              (118)               --                --
 Net loan activity                            937                --                (8)
 Cost of insurance and other
  fees                                   (202,764)          (19,441)          (61,578)
                                      -----------          --------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                            273,155            96,979            12,635
                                      -----------          --------          --------
 Net increase (decrease) in net
  assets                                  144,856            99,820             1,835
NET ASSETS:
 Beginning of year                      1,959,099            63,933           491,514
                                      -----------          --------          --------
 End of year                           $2,103,955          $163,753          $493,349
                                      ===========          ========          ========


                                       MFS NEW            MFS TOTAL
                                   DISCOVERY SERIES     RETURN SERIES
                                     SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------  --------------------------------------
OPERATIONS:
 Net investment income (loss)               $ --            $227,260
 Net realized gain (loss) on
  security transactions                   (1,076)             38,961
 Net realized gain on
  distributions                          240,500                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                       (449,952)           (101,603)
                                      ----------          ----------
 Net increase (decrease) in net
  assets resulting from
  operations                            (210,528)            164,618
                                      ----------          ----------
UNIT TRANSACTIONS:
 Purchases                                93,958           1,064,512
 Net transfers                           (60,226)            165,196
 Surrenders for benefit payments
  and fees                              (211,348)           (798,520)
 Other transactions                        1,111                 746
 Death benefits                               --             (34,529)
 Net loan activity                        (3,268)             (3,636)
 Cost of insurance and other
  fees                                   (86,599)           (703,156)
                                      ----------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                          (266,372)           (309,387)
                                      ----------          ----------
 Net increase (decrease) in net
  assets                                (476,900)           (144,769)
NET ASSETS:
 Beginning of year                     2,154,360           9,042,990
                                      ----------          ----------
 End of year                          $1,677,460          $8,898,221
                                      ==========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         INVESCO
                                                                                     VAN KAMPEN V.I.
                                             MFS VALUE          MFS RESEARCH           EQUITY AND
                                              SERIES             BOND SERIES           INCOME FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT (A)(E)
-------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $185,495             $347,948                $414
 Net realized gain (loss) on security
  transactions                                      496                  469                  51
 Net realized gain on distributions              50,172              149,780                  13
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (258,315)             324,766                (883)
                                            -----------          -----------             -------
 Net increase (decrease) in net assets
  resulting from operations                     (22,152)             822,963                (405)
                                            -----------          -----------             -------
UNIT TRANSACTIONS:
 Purchases                                    2,341,644            1,992,275               2,715
 Net transfers                                1,536,856            6,433,902                  --
 Surrenders for benefit payments and
  fees                                         (380,972)            (438,121)                 --
 Other transactions                               1,538                   35                  --
 Death benefits                                 (18,815)             (27,712)                 --
 Net loan activity                              (65,435)             (10,231)                 --
 Cost of insurance and other fees            (1,402,550)          (1,263,698)               (745)
                                            -----------          -----------             -------
 Net increase (decrease) in net assets
  resulting from unit transactions            2,012,266            6,686,450               1,970
                                            -----------          -----------             -------
 Net increase (decrease) in net assets        1,990,114            7,509,413               1,565
NET ASSETS:
 Beginning of year                           11,213,762            7,991,946              17,228
                                            -----------          -----------             -------
 End of year                                $13,203,876          $15,501,359             $18,793
                                            ===========          ===========             =======


                                          UIF CORE PLUS       UIF EMERGING
                                           FIXED INCOME       MARKETS DEBT
                                            PORTFOLIO           PORTFOLIO
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  -------------------------------------
OPERATIONS:
 Net investment income (loss)                  $9,622               $964
 Net realized gain (loss) on security
  transactions                                    103                (13)
 Net realized gain on distributions                --                300
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      4,775                578
                                             --------            -------
 Net increase (decrease) in net assets
  resulting from operations                    14,500              1,829
                                             --------            -------
UNIT TRANSACTIONS:
 Purchases                                     10,506                 --
 Net transfers                                     --                 --
 Surrenders for benefit payments and
  fees                                             --                 --
 Other transactions                                --                 --
 Death benefits                                    --                 --
 Net loan activity                                 --                 --
 Cost of insurance and other fees             (11,988)            (1,181)
                                             --------            -------
 Net increase (decrease) in net assets
  resulting from unit transactions             (1,482)            (1,181)
                                             --------            -------
 Net increase (decrease) in net assets         13,018                648
NET ASSETS:
 Beginning of year                            260,191             26,555
                                             --------            -------
 End of year                                 $273,209            $27,203
                                             ========            =======

(a)  Funded as of April 29, 2011.

(e) Effective April 29, 2011 Invesco V.I. Select Dimensions Balanced Fund merged with Invesco Van Kampen V.I. Equity and Income Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                      INVESCO
                                           UIF EMERGING         UIF MID CAP       VAN KAMPEN V.I.
                                          MARKETS EQUITY           GROWTH             MID CAP
                                             PORTFOLIO           PORTFOLIO           VALUE FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $150                $4,921             $18,526
 Net realized gain (loss) on security
  transactions                                    (38)              (20,400)             46,657
 Net realized gain on distributions                --                   829                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (7,190)             (152,441)            (65,786)
                                              -------            ----------          ----------
 Net increase (decrease) in net assets
  resulting from operations                    (7,078)             (167,091)               (603)
                                              -------            ----------          ----------
UNIT TRANSACTIONS:
 Purchases                                        448               250,962             271,428
 Net transfers                                     --               239,255            (180,065)
 Surrenders for benefit payments and
  fees                                             --               (60,519)            (62,336)
 Other transactions                                --                   101                 (48)
 Death benefits                                    --                (1,775)            (13,920)
 Net loan activity                                 --                (3,049)               (834)
 Cost of insurance and other fees              (1,441)             (193,963)           (164,213)
                                              -------            ----------          ----------
 Net increase (decrease) in net assets
  resulting from unit transactions               (993)              231,012            (149,988)
                                              -------            ----------          ----------
 Net increase (decrease) in net assets         (8,071)               63,921            (150,591)
NET ASSETS:
 Beginning of year                             39,645             1,784,287           2,880,839
                                              -------            ----------          ----------
 End of year                                  $31,574            $1,848,208          $2,730,248
                                              =======            ==========          ==========

                                                                 MORGAN STANLEY --
                                          MORGAN STANLEY --           MID CAP
                                            FOCUS GROWTH              GROWTH
                                              PORTFOLIO              PORTFOLIO
                                             SUB-ACCOUNT        SUB-ACCOUNT (F)(G)
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $ --                   $ --
 Net realized gain (loss) on security
  transactions                                     138                    747
 Net realized gain on distributions                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (1,434)                    --
                                               -------                -------
 Net increase (decrease) in net assets
  resulting from operations                     (1,296)                   747
                                               -------                -------
UNIT TRANSACTIONS:
 Purchases                                       2,417                  1,225
 Net transfers                                      --                 (1,901)
 Surrenders for benefit payments and
  fees                                              --                     (1)
 Other transactions                                 --                     --
 Death benefits                                     --                     --
 Net loan activity                                  --                     --
 Cost of insurance and other fees               (1,140)                   (70)
                                               -------                -------
 Net increase (decrease) in net assets
  resulting from unit transactions               1,277                   (747)
                                               -------                -------
 Net increase (decrease) in net assets             (19)                    --
NET ASSETS:
 Beginning of year                              19,559                     --
                                               -------                -------
 End of year                                   $19,540                   $ --
                                               =======                =======

(f)  Funded as of February 22, 2011.

(g)  Not funded as of December 31, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                         INVESCO V.I. SELECT
                                          MORGAN STANLEY --       MORGAN STANLEY --          DIMENSIONS
                                           FLEXIBLE INCOME           MONEY MARKET         EQUALLY-WEIGHTED
                                              PORTFOLIO               PORTFOLIO             S&P 500 FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $983                     $18                   $462
 Net realized gain (loss) on security
  transactions                                      732                      --                    578
 Net realized gain on distributions                  --                      --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (531)                     --                   (835)
                                               --------                --------                -------
 Net increase (decrease) in net assets
  resulting from operations                       1,184                      18                    205
                                               --------                --------                -------
UNIT TRANSACTIONS:
 Purchases                                        2,417                   6,381                  5,604
 Net transfers                                       --                  11,540                 (2,721)
 Surrenders for benefit payments and
  fees                                          (15,984)                (67,377)                    --
 Other transactions                                  --                      (1)                    (1)
 Death benefits                                      --                      --                     --
 Net loan activity                                   --                      --                     --
 Cost of insurance and other fees                (1,247)                 (9,679)                (2,365)
                                               --------                --------                -------
 Net increase (decrease) in net assets
  resulting from unit transactions              (14,814)                (59,136)                   517
                                               --------                --------                -------
 Net increase (decrease) in net assets          (13,630)                (59,118)                   722
NET ASSETS:
 Beginning of year                               31,570                 204,619                 28,414
                                               --------                --------                -------
 End of year                                    $17,940                $145,501                $29,136
                                               ========                ========                =======

                                            OPPENHEIMER
                                              CAPITAL             OPPENHEIMER
                                            APPRECIATION       GLOBAL SECURITIES
                                              FUND/VA               FUND/VA
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $3,114               $22,900
 Net realized gain (loss) on security
  transactions                                    7,239                (4,070)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (48,541)             (205,283)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     (38,188)             (186,453)
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      276,661               204,191
 Net transfers                                  (97,692)               30,855
 Surrenders for benefit payments and
  fees                                          (47,557)             (225,696)
 Other transactions                                 (11)                   (8)
 Death benefits                                 (18,642)                   --
 Net loan activity                                   --                (8,258)
 Cost of insurance and other fees              (161,639)             (157,984)
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (48,880)             (156,900)
                                             ----------            ----------
 Net increase (decrease) in net assets          (87,068)             (343,353)
NET ASSETS:
 Beginning of year                            2,876,559             2,293,782
                                             ----------            ----------
 End of year                                 $2,789,491            $1,950,429
                                             ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                           OPPENHEIMER
                                        OPPENHEIMER        MAIN STREET        OPPENHEIMER
                                        MAIN STREET      SMALL- & MID-CAP        VALUE
                                          FUND/VA            FUND/VA            FUND/VA
                                        SUB-ACCOUNT      SUB-ACCOUNT (H)      SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)               $4,360              $7,496             $397
 Net realized gain (loss) on
  security transactions                      2,103              35,341              434
 Net realized gain on distributions             --                  --               --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (6,052)            (76,585)          (2,858)
                                          --------          ----------          -------
 Net increase (decrease) in net
  assets resulting from operations             411             (33,748)          (2,027)
                                          --------          ----------          -------
UNIT TRANSACTIONS:
 Purchases                                  98,913             341,131            3,533
 Net transfers                              14,525             (68,628)               9
 Surrenders for benefit payments and
  fees                                        (856)            (33,823)          (2,794)
 Other transactions                            886                 148               --
 Death benefits                                 --                (663)              --
 Net loan activity                            (544)             (8,732)              --
 Cost of insurance and other fees          (52,801)           (234,086)          (4,432)
                                          --------          ----------          -------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              60,123              (4,653)          (3,684)
                                          --------          ----------          -------
 Net increase (decrease) in net
  assets                                    60,534             (38,401)          (5,711)
NET ASSETS:
 Beginning of year                         760,746           2,015,506           46,059
                                          --------          ----------          -------
 End of year                              $821,280          $1,977,105          $40,348
                                          ========          ==========          =======


                                          PUTNAM VT          PUTNAM VT
                                         DIVERSIFIED        GLOBAL ASSET
                                         INCOME FUND      ALLOCATION FUND
                                         SUB-ACCOUNT        SUB-ACCOUNT
------------------------------------  ------------------------------------
OPERATIONS:
 Net investment income (loss)               $731,580           $23,221
 Net realized gain (loss) on
  security transactions                         (141)           (4,335)
 Net realized gain on distributions               --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                           (955,269)          (19,205)
                                          ----------          --------
 Net increase (decrease) in net
  assets resulting from operations          (223,830)             (319)
                                          ----------          --------
UNIT TRANSACTIONS:
 Purchases                                   720,405             3,312
 Net transfers                              (246,913)               --
 Surrenders for benefit payments and
  fees                                       (72,962)          (35,906)
 Other transactions                             (109)               --
 Death benefits                               (6,993)               --
 Net loan activity                           (28,630)               --
 Cost of insurance and other fees           (616,661)          (17,468)
                                          ----------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              (251,863)          (50,062)
                                          ----------          --------
 Net increase (decrease) in net
  assets                                    (475,693)          (50,381)
NET ASSETS:
 Beginning of year                         7,705,737           509,935
                                          ----------          --------
 End of year                              $7,230,044          $459,554
                                          ==========          ========

(h) Formerly Oppenheimer Main Street Small Cap Fund/VA. Change effective April 29, 2011.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                    PUTNAM VT            PUTNAM VT          PUTNAM VT
                                      GLOBAL            GROWTH AND        GLOBAL HEALTH
                                   EQUITY FUND          INCOME FUND         CARE FUND
                                   SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)          $75,212             $170,764            $6,782
 Net realized gain (loss) on
  security transactions               (257,553)            (487,891)            1,814
 Net realized gain on
  distributions                             --                   --            16,267
 Net unrealized appreciation
  (depreciation) of
  investments during the year           27,659             (184,266)          (29,227)
                                    ----------          -----------          --------
 Net increase (decrease) in
  net assets resulting from
  operations                          (154,682)            (501,393)           (4,364)
                                    ----------          -----------          --------
UNIT TRANSACTIONS:
 Purchases                             219,941              668,337                --
 Net transfers                        (190,645)            (375,666)           (7,201)
 Surrenders for benefit
  payments and fees                    (93,219)            (527,077)           (6,730)
 Other transactions                       (151)                 (88)               (1)
 Death benefits                             --              (53,048)               --
 Net loan activity                     (51,062)             (98,910)               --
 Cost of insurance and other
  fees                                (106,507)            (559,959)          (18,371)
                                    ----------          -----------          --------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                   (221,643)            (946,411)          (32,303)
                                    ----------          -----------          --------
 Net increase (decrease) in
  net assets                          (376,325)          (1,447,804)          (36,667)
NET ASSETS:
 Beginning of year                   3,317,344           11,806,839           615,900
                                    ----------          -----------          --------
 End of year                        $2,941,019          $10,359,035          $579,233
                                    ==========          ===========          ========

                                    PUTNAM VT
                                       HIGH             PUTNAM VT
                                    YIELD FUND         INCOME FUND
                                   SUB-ACCOUNT         SUB-ACCOUNT
------------------------------  --------------------------------------
OPERATIONS:
 Net investment income (loss)         $771,651            $625,867
 Net realized gain (loss) on
  security transactions                 21,335              13,388
 Net realized gain on
  distributions                             --                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the year         (608,257)           (279,470)
                                    ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                           184,729             359,785
                                    ----------          ----------
UNIT TRANSACTIONS:
 Purchases                             410,215             375,927
 Net transfers                        (231,476)           (188,072)
 Surrenders for benefit
  payments and fees                   (352,780)           (257,721)
 Other transactions                         16                  (4)
 Death benefits                             --              (4,917)
 Net loan activity                      (1,998)            (15,094)
 Cost of insurance and other
  fees                                (449,947)           (333,734)
                                    ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                   (625,970)           (423,615)
                                    ----------          ----------
 Net increase (decrease) in
  net assets                          (441,241)            (63,830)
NET ASSETS:
 Beginning of year                  10,120,431           7,383,849
                                    ----------          ----------
 End of year                        $9,679,190          $7,320,019
                                    ==========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                         PUTNAM VT           PUTNAM VT           PUTNAM VT
                                       INTERNATIONAL       INTERNATIONAL       INTERNATIONAL
                                         VALUE FUND         EQUITY FUND         GROWTH FUND
                                        SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)               $56,480            $331,751             $9,510
 Net realized gain (loss) on
  security transactions                     (42,815)            (66,221)            (9,409)
 Net realized gain on distributions              --                  --                 --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                          (293,289)         (1,830,101)           (61,468)
                                         ----------          ----------          ---------
 Net increase (decrease) in net
  assets resulting from operations         (279,624)         (1,564,571)           (61,367)
                                         ----------          ----------          ---------
UNIT TRANSACTIONS:
 Purchases                                    8,944             538,014                 --
 Net transfers                              (26,352)           (796,694)           (27,014)
 Surrenders for benefit payments
  and fees                                  (14,878)           (287,227)           (24,867)
 Other transactions                              23                 244                 --
 Death benefits                                  --              (6,955)                --
 Net loan activity                               --             (46,416)                --
 Cost of insurance and other fees           (62,195)           (376,500)            (8,305)
                                         ----------          ----------          ---------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                              (94,458)           (975,534)           (60,186)
                                         ----------          ----------          ---------
 Net increase (decrease) in net
  assets                                   (374,082)         (2,540,105)          (121,553)
NET ASSETS:
 Beginning of year                        2,116,518          10,318,467            384,326
                                         ----------          ----------          ---------
 End of year                             $1,742,436          $7,778,362           $262,773
                                         ==========          ==========          =========

                                                          PUTNAM VT
                                        PUTNAM VT           MONEY
                                      INVESTORS FUND     MARKET FUND
                                       SUB-ACCOUNT       SUB-ACCOUNT
-----------------------------------  ---------------------------------
OPERATIONS:
 Net investment income (loss)              $4,416               $7
 Net realized gain (loss) on
  security transactions                    (3,468)              --
 Net realized gain on distributions            --               --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                             (35)              --
                                         --------          -------
 Net increase (decrease) in net
  assets resulting from operations            913                7
                                         --------          -------
UNIT TRANSACTIONS:
 Purchases                                  2,282               --
 Net transfers                             (5,652)              --
 Surrenders for benefit payments
  and fees                                 (1,342)          (3,997)
 Other transactions                            (3)              (3)
 Death benefits                                --               --
 Net loan activity                             --               --
 Cost of insurance and other fees         (12,272)          (5,259)
                                         --------          -------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                            (16,987)          (9,259)
                                         --------          -------
 Net increase (decrease) in net
  assets                                  (16,074)          (9,252)
NET ASSETS:
 Beginning of year                        332,269           62,303
                                         --------          -------
 End of year                             $316,195          $53,051
                                         ========          =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                      PUTNAM VT           PUTNAM VT          PUTNAM VT
                                      MULTI-CAP           SMALL CAP        GEORGE PUTNAM
                                     GROWTH FUND          VALUE FUND       BALANCED FUND
                                     SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)            $28,871              $6,091            $4,997
 Net realized gain (loss) on
  security transactions                   80,095              14,542            (4,649)
 Net realized gain on
  distributions                               --                  --                --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                       (436,443)            (76,460)            5,857
                                      ----------          ----------          --------
 Net increase (decrease) in net
  assets resulting from
  operations                            (327,477)            (55,827)            6,205
                                      ----------          ----------          --------
UNIT TRANSACTIONS:
 Purchases                               454,433             154,342                --
 Net transfers                          (660,400)            (82,723)           (5,042)
 Surrenders for benefit payments
  and fees                              (144,777)            (19,519)           (4,700)
 Other transactions                        1,707                  (6)               --
 Death benefits                          (38,394)                 --                --
 Net loan activity                        (8,823)             (4,440)               --
 Cost of insurance and other
  fees                                  (244,927)            (90,217)           (9,716)
                                      ----------          ----------          --------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                          (641,181)            (42,563)          (19,458)
                                      ----------          ----------          --------
 Net increase (decrease) in net
  assets                                (968,658)            (98,390)          (13,253)
NET ASSETS:
 Beginning of year                     7,630,604           1,274,893           220,849
                                      ----------          ----------          --------
 End of year                          $6,661,946          $1,176,503          $207,596
                                      ==========          ==========          ========

                                     PUTNAM VT
                                       GLOBAL            PUTNAM VT
                                   UTILITIES FUND      VOYAGER FUND
                                    SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------  -------------------------------------
OPERATIONS:
 Net investment income (loss)          $16,215              $37,206
 Net realized gain (loss) on
  security transactions                (23,062)          (1,325,573)
 Net realized gain on
  distributions                             --                   --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                      (14,762)          (1,122,458)
                                      --------          -----------
 Net increase (decrease) in net
  assets resulting from
  operations                           (21,609)          (2,410,825)
                                      --------          -----------
UNIT TRANSACTIONS:
 Purchases                                  --              821,801
 Net transfers                              --             (844,905)
 Surrenders for benefit payments
  and fees                             (50,128)          (1,078,620)
 Other transactions                         --                1,638
 Death benefits                             --             (103,924)
 Net loan activity                          --               (6,603)
 Cost of insurance and other
  fees                                 (21,488)            (669,094)
                                      --------          -----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                         (71,616)          (1,879,707)
                                      --------          -----------
 Net increase (decrease) in net
  assets                               (93,225)          (4,290,532)
NET ASSETS:
 Beginning of year                     445,167           15,497,196
                                      --------          -----------
 End of year                          $351,942          $11,206,664
                                      ========          ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

-------------------------------------------------------------------------------

                                                                                             INVESCO
                                               PUTNAM VT              PUTNAM VT          VAN KAMPEN V.I.           INVESCO
                                                CAPITAL                 EQUITY              GROWTH AND         VAN KAMPEN V.I.
                                           OPPORTUNITIES FUND        INCOME FUND           INCOME FUND          COMSTOCK FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $2,051                $36,753               $14,596               $75,698
 Net realized gain (loss) on security
  transactions                                     25,559                 11,098                   954                 5,955
 Net realized gain on distributions                    --                     --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (103,596)                17,362               (54,650)             (193,224)
                                               ----------             ----------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                       (75,986)                65,213               (39,100)             (111,571)
                                               ----------             ----------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                        141,585                310,600               237,516               570,408
 Net transfers                                   (287,691)               810,005               157,344              (116,859)
 Surrenders for benefit payments and
  fees                                            (11,735)               (25,219)              (35,963)             (110,052)
 Other transactions                                    (1)                   (99)                   47                 2,724
 Death benefits                                        --                     --                  (388)              (18,492)
 Net loan activity                                   (781)               (18,991)                 (742)               (1,927)
 Cost of insurance and other fees                (166,514)              (180,582)             (171,312)             (342,584)
                                               ----------             ----------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions               (325,137)               895,714               186,502               (16,782)
                                               ----------             ----------            ----------            ----------
 Net increase (decrease) in net assets           (401,123)               960,927               147,402              (128,353)
NET ASSETS:
 Beginning of year                              1,597,180              1,734,027             1,200,956             5,728,634
                                               ----------             ----------            ----------            ----------
 End of year                                   $1,196,057             $2,694,954            $1,348,358            $5,600,281
                                               ==========             ==========            ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                         ALLIANCEBERNSTEIN VPS   ALLIANCEBERNSTEIN VPS   ALLIANCEBERNSTEIN VPS
                                            BALANCED WEALTH          INTERNATIONAL           SMALL/MID CAP
                                          STRATEGY PORTFOLIO        VALUE PORTFOLIO         VALUE PORTFOLIO
                                              SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                            $8,848                 $168,126                 $10,821
 Net realized gain (loss) on security
  transactions                                     1,203                   15,780                 (28,583)
 Net realized gain on distributions                   --                       --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        30,383                  118,535               1,057,135
                                               ---------              -----------             -----------
 Net increase (decrease) in net assets
  resulting from operations                       40,434                  302,441               1,039,373
                                               ---------              -----------             -----------
UNIT TRANSACTIONS:
 Purchases                                       122,012                1,024,747                 520,259
 Net transfers                                   114,502                   17,522               1,773,435
 Surrenders for benefit payments and
  fees                                            (6,928)                (244,981)               (164,764)
 Net loan activity                                    --                  (44,806)                (33,212)
 Cost of insurance                               (50,452)                (578,297)               (343,930)
                                               ---------              -----------             -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               179,134                  174,185               1,751,788
                                               ---------              -----------             -----------
 Net increase (decrease) in net assets           219,568                  476,626               2,791,161
NET ASSETS:
 Beginning of year                               287,165                6,184,003               2,923,626
                                               ---------              -----------             -----------
 End of year                                    $506,733               $6,660,629              $5,714,787
                                               =========              ===========             ===========

                                                                ALLIANCEBERNSTEIN VPS
                                        ALLIANCEBERNSTEIN VPS       INTERNATIONAL
                                           VALUE PORTFOLIO         GROWTH PORTFOLIO
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income                             $106                  $27,867
 Net realized gain (loss) on security
  transactions                                       16                   (2,638)
 Net realized gain on distributions                  --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,351                  156,002
                                               --------              -----------
 Net increase (decrease) in net assets
  resulting from operations                       1,473                  181,231
                                               --------              -----------
UNIT TRANSACTIONS:
 Purchases                                        1,808                  215,710
 Net transfers                                    4,698                  (42,466)
 Surrenders for benefit payments and
  fees                                               --                       --
 Net loan activity                                   --                     (272)
 Cost of insurance                               (2,075)                (117,310)
                                               --------              -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                4,431                   55,662
                                               --------              -----------
 Net increase (decrease) in net assets            5,904                  236,893
NET ASSETS:
 Beginning of year                                6,210                1,438,025
                                               --------              -----------
 End of year                                    $12,114               $1,674,918
                                               ========              ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                 INVESCO V.I.         INVESCO V.I.        INVESCO V.I.
                                   CAPITAL                CORE           INTERNATIONAL
                              APPRECIATION FUND       EQUITY FUND         GROWTH FUND
                               SUB-ACCOUNT (A)      SUB-ACCOUNT (B)     SUB-ACCOUNT (C)
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income               $16,527              $11,529            $120,746
 Net realized gain (loss)
  on security transactions            10,333               (2,804)             (2,873)
 Net realized gain on
  distributions                           --                   --                  --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                               300,419               97,930             601,512
                                  ----------           ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                         327,279              106,655             719,385
                                  ----------           ----------          ----------
UNIT TRANSACTIONS:
 Purchases                           192,224               86,871             746,977
 Net transfers                       (66,442)              28,970           2,314,978
 Surrenders for benefit
  payments and fees                  (72,986)             (11,633)           (159,612)
 Net loan activity                       (15)              (1,346)            (17,811)
 Cost of insurance                  (127,291)             (55,401)           (523,731)
                                  ----------           ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  (74,510)              47,461           2,360,801
                                  ----------           ----------          ----------
 Net increase (decrease) in
  net assets                         252,769              154,116           3,080,186
NET ASSETS:
 Beginning of year                 2,156,428            1,125,506           3,599,534
                                  ----------           ----------          ----------
 End of year                      $2,409,197           $1,279,622          $6,679,720
                                  ==========           ==========          ==========

                                INVESCO V.I.        INVESCO V.I.
                                MID CAP CORE         SMALL CAP
                                EQUITY FUND         EQUITY FUND
                              SUB-ACCOUNT (D)     SUB-ACCOUNT (E)
---------------------------  --------------------------------------
OPERATIONS:
 Net investment income              $20,194                $ --
 Net realized gain (loss)
  on security transactions            4,379             (20,190)
 Net realized gain on
  distributions                          --                  --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                              468,706             466,128
                                 ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                        493,279             445,938
                                 ----------          ----------
UNIT TRANSACTIONS:
 Purchases                          323,124             257,059
 Net transfers                       68,532           1,000,920
 Surrenders for benefit
  payments and fees                (105,880)            (18,816)
 Net loan activity                  (13,992)             (5,337)
 Cost of insurance                 (223,490)           (160,637)
                                 ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  48,294           1,073,189
                                 ----------          ----------
 Net increase (decrease) in
  net assets                        541,573           1,519,127
NET ASSETS:
 Beginning of year                3,604,451             965,161
                                 ----------          ----------
 End of year                     $4,146,024          $2,484,288
                                 ==========          ==========

(a)  Formerly AIM V.I. Capital Appreciation Fund. Change effective April 30,
     2010.

(b) Formerly AIM V.I. Core Equity Fund. Change effective April 30, 2010.

(c)  Formerly AIM V.I. International Growth Fund. Change effective April 30,
     2010.

(d) Formerly AIM V.I. Mid Cap Core Equity Fund. Change effective April 30, 2010.

(e)  Formerly AIM V.I. Small Cap Equity Fund. Change effective April 30, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             INVESCO V.I.           INVESCO V.I.           INVESCO V.I.
                                               CAPITAL                 GLOBAL                 GLOBAL
                                           DEVELOPMENT FUND       MULTI-ASSET FUND       REAL ESTATE FUND
                                           SUB-ACCOUNT (F)         SUB-ACCOUNT (G)       SUB-ACCOUNT (H)
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                              $ --                 $3,651                $5,207
 Net realized gain (loss) on security
  transactions                                    40,053                  3,125                    --
 Net realized gain on distributions                   --                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       245,005                 94,924                14,244
                                              ----------              ---------              --------
 Net increase (decrease) in net assets
  resulting from operations                      285,058                101,700                19,451
                                              ----------              ---------              --------
UNIT TRANSACTIONS:
 Purchases                                       136,002                421,504                14,288
 Net transfers                                   (91,375)               303,137               106,528
 Surrenders for benefit payments and
  fees                                           (57,665)                    --                  (280)
 Net loan activity                                    --                   (139)                   --
 Cost of insurance                               (98,000)              (223,538)              (12,320)
                                              ----------              ---------              --------
 Net increase (decrease) in net assets
  resulting from unit transactions              (111,038)               500,964               108,216
                                              ----------              ---------              --------
 Net increase (decrease) in net assets           174,020                602,664               127,667
NET ASSETS:
 Beginning of year                             1,595,998                372,962                12,510
                                              ----------              ---------              --------
 End of year                                  $1,770,018               $975,626              $140,177
                                              ==========              =========              ========

                                         ALLIANCEBERNSTEIN VPS       AMERICAN FUNDS
                                              REAL ESTATE                GLOBAL
                                          INVESTMENT PORTFOLIO         BOND FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income                               $41                  $43,051
 Net realized gain (loss) on security
  transactions                                       (58)                       2
 Net realized gain on distributions                   --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         6,548                   21,522
                                                --------               ----------
 Net increase (decrease) in net assets
  resulting from operations                        6,531                   64,575
                                                --------               ----------
UNIT TRANSACTIONS:
 Purchases                                        12,595                  262,507
 Net transfers                                    92,139                  513,061
 Surrenders for benefit payments and
  fees                                              (209)                 (18,875)
 Net loan activity                                    --                  (14,759)
 Cost of insurance                                (6,325)                (177,574)
                                                --------               ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                98,200                  564,360
                                                --------               ----------
 Net increase (decrease) in net assets           104,731                  628,935
NET ASSETS:
 Beginning of year                                   604                  945,719
                                                --------               ----------
 End of year                                    $105,335               $1,574,654
                                                ========               ==========

(f)  Formerly AIM V.I. Capital Development Fund. Change effective April 30,
     2010.

(g) Formerly AIM V.I. PowerShares ETF Allocation Fund. Change effective April 30, 2010.

(h) Formerly AIM V.I. Global Real Estate Fund. Change effective April 30, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                           AMERICAN FUNDS                               AMERICAN FUNDS
                                           CAPITAL WORLD         AMERICAN FUNDS            BLUE CHIP
                                              GROWTH &                ASSET               INCOME AND
                                            INCOME FUND          ALLOCATION FUND          GROWTH FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                          $66,873               $552,837               $280,153
 Net realized gain (loss) on security
  transactions                                       (6)               (97,400)                (1,019)
 Net realized gain on distributions                  --                     --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      236,067              2,948,156              1,628,522
                                             ----------            -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     302,934              3,403,593              1,907,656
                                             ----------            -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                      423,568              3,036,243              1,657,488
 Net transfers                                  502,381               (936,388)             2,142,721
 Surrenders for benefit payments and
  fees                                           (8,464)            (1,582,380)              (873,272)
 Net loan activity                              (19,106)               (35,367)               (12,810)
 Cost of insurance                             (326,943)            (2,141,038)            (1,177,831)
                                             ----------            -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              571,436             (1,658,930)             1,736,296
                                             ----------            -----------            -----------
 Net increase (decrease) in net assets          874,370              1,744,663              3,643,952
NET ASSETS:
 Beginning of year                            2,014,558             28,084,144             13,957,778
                                             ----------            -----------            -----------
 End of year                                 $2,888,928            $29,828,807            $17,601,730
                                             ==========            ===========            ===========


                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS             GLOBAL
                                              BOND FUND             GROWTH FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income                           $923,273               $296,638
 Net realized gain (loss) on security
  transactions                                     12,552                (18,689)
 Net realized gain on distributions                    --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        905,623              1,993,858
                                            -------------          -------------
 Net increase (decrease) in net assets
  resulting from operations                     1,841,448              2,271,807
                                            -------------          -------------
UNIT TRANSACTIONS:
 Purchases                                      3,899,689              1,829,054
 Net transfers                                    780,499                339,477
 Surrenders for benefit payments and
  fees                                           (975,176)              (793,603)
 Net loan activity                               (156,997)               (12,150)
 Cost of insurance                             (2,750,965)            (1,284,583)
                                            -------------          -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                797,050                 78,195
                                            -------------          -------------
 Net increase (decrease) in net assets          2,638,498              2,350,002
NET ASSETS:
 Beginning of year                             28,337,321             19,564,529
                                            -------------          -------------
 End of year                                  $30,975,819            $21,914,531
                                            =============          =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                           AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS
                                             GROWTH FUND          GROWTH-INCOME FUND       INTERNATIONAL FUND
                                             SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                          $536,970                 $908,389                 $735,712
 Net realized gain (loss) on security
  transactions                                   154,032                  114,282                  192,782
 Net realized gain on distributions                   --                       --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    12,296,936                5,731,131                1,744,243
                                             -----------              -----------              -----------
 Net increase (decrease) in net assets
  resulting from operations                   12,987,938                6,753,802                2,672,737
                                             -----------              -----------              -----------
UNIT TRANSACTIONS:
 Purchases                                     7,766,341                6,489,993                4,110,427
 Net transfers                                   756,631               (1,047,985)               1,504,746
 Surrenders for benefit payments and
  fees                                        (2,310,691)              (2,410,655)              (1,575,265)
 Net loan activity                              (233,787)                (158,075)                (166,170)
 Cost of insurance                            (5,685,388)              (4,436,723)              (2,735,039)
                                             -----------              -----------              -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               293,106               (1,563,445)               1,138,699
                                             -----------              -----------              -----------
 Net increase (decrease) in net assets        13,281,044                5,190,357                3,811,436
NET ASSETS:
 Beginning of year                            69,823,670               60,809,683               35,167,138
                                             -----------              -----------              -----------
 End of year                                 $83,104,714              $66,000,040              $38,978,574
                                             ===========              ===========              ===========

                                                                   AMERICAN FUNDS
                                           AMERICAN FUNDS           GLOBAL SMALL
                                           NEW WORLD FUND        CAPITALIZATION FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income                          $248,680                $253,699
 Net realized gain (loss) on security
  transactions                                   (23,370)                (23,996)
 Net realized gain on distributions                   --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     2,385,637               2,831,175
                                             -----------             -----------
 Net increase (decrease) in net assets
  resulting from operations                    2,610,947               3,060,878
                                             -----------             -----------
UNIT TRANSACTIONS:
 Purchases                                     1,253,661               1,311,619
 Net transfers                                 1,351,658                 428,125
 Surrenders for benefit payments and
  fees                                          (583,315)               (400,966)
 Net loan activity                               (11,641)                (33,673)
 Cost of insurance                              (969,026)               (969,540)
                                             -----------             -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             1,041,337                 335,565
                                             -----------             -----------
 Net increase (decrease) in net assets         3,652,284               3,396,443
NET ASSETS:
 Beginning of year                            13,865,690              13,570,949
                                             -----------             -----------
 End of year                                 $17,517,974             $16,967,392
                                             ===========             ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                            FIDELITY VIP          FIDELITY VIP          FIDELITY VIP
                                           ASSET MANAGER          EQUITY-INCOME            GROWTH
                                             PORTFOLIO              PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                          $18,482               $258,465                  $18
 Net realized gain (loss) on security
  transactions                                 (106,366)              (270,127)                 354
 Net realized gain on distributions               5,492                     --                  199
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      249,424              2,087,253               11,696
                                             ----------            -----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                     167,032              2,075,591               12,267
                                             ----------            -----------            ---------
UNIT TRANSACTIONS:
 Purchases                                           --              1,132,553               17,131
 Net transfers                                 (327,618)              (955,964)              (6,950)
 Surrenders for benefit payments and
  fees                                          (60,434)              (478,239)                  (6)
 Net loan activity                                   --                 21,476                   --
 Cost of insurance                              (74,270)              (875,037)             (12,154)
                                             ----------            -----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions             (462,322)            (1,155,211)              (1,979)
                                             ----------            -----------            ---------
 Net increase (decrease) in net assets         (295,290)               920,380               10,288
NET ASSETS:
 Beginning of year                            1,426,263             14,391,248               55,168
                                             ----------            -----------            ---------
 End of year                                 $1,130,973            $15,311,628              $65,456
                                             ==========            ===========            =========

                                            FIDELITY VIP          FIDELITY VIP
                                             CONTRAFUND             OVERSEAS
                                              PORTFOLIO             PORTFOLIO
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income                          $149,729               $6,423
 Net realized gain (loss) on security
  transactions                                    (8,411)              (7,621)
 Net realized gain on distributions                6,837                  876
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     2,163,450               57,922
                                             -----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                    2,311,605               57,600
                                             -----------            ---------
UNIT TRANSACTIONS:
 Purchases                                     1,826,711                   --
 Net transfers                                   694,639              (13,643)
 Surrenders for benefit payments and
  fees                                          (300,465)             (21,154)
 Net loan activity                               (31,988)              (2,842)
 Cost of insurance                            (1,215,743)             (17,231)
                                             -----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions               973,154              (54,870)
                                             -----------            ---------
 Net increase (decrease) in net assets         3,284,759                2,730
NET ASSETS:
 Beginning of year                            13,054,387              490,684
                                             -----------            ---------
 End of year                                 $16,339,146             $493,414
                                             ===========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                           FIDELITY VIP
                                 FIDELITY VIP         FIDELITY VIP        DYNAMIC CAPITAL
                                    MID CAP         VALUE STRATEGIES       APPRECIATION
                                   PORTFOLIO            PORTFOLIO            PORTFOLIO
                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                $14,638                $195                 $140
 Net realized gain (loss) on
  security transactions               (12,392)              1,298                 (974)
 Net realized gain on
  distributions                        35,231                  --                   --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                              2,760,466              14,490               10,641
                                  -----------           ---------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                        2,797,943              15,983                9,807
                                  -----------           ---------            ---------
UNIT TRANSACTIONS:
 Purchases                          1,635,638              17,917               22,098
 Net transfers                      1,767,568             (32,931)             (10,934)
 Surrenders for benefit
  payments and fees                  (262,938)                 --                   (2)
 Net loan activity                     (2,593)                 --                   --
 Cost of insurance                 (1,050,433)            (14,703)             (11,003)
                                  -----------           ---------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 2,087,242             (29,717)                 159
                                  -----------           ---------            ---------
 Net increase (decrease) in
  net assets                        4,885,185             (13,734)               9,966
NET ASSETS:
 Beginning of year                  8,695,828              87,922               62,987
                                  -----------           ---------            ---------
 End of year                      $13,581,013             $74,188              $72,953
                                  ===========           =========            =========


                                FIDELITY VIP       FIDELITY VIP
                                FREEDOM 2010       FREEDOM 2020
                                  PORTFOLIO          PORTFOLIO
                                 SUB-ACCOUNT        SUB-ACCOUNT
----------------------------  ------------------------------------
OPERATIONS:
 Net investment income               $7,460            $10,229
 Net realized gain (loss) on
  security transactions                 255                (92)
 Net realized gain on
  distributions                       6,212              3,390
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                               20,893             42,009
                                  ---------          ---------
 Net increase (decrease) in
  net assets resulting from
  operations                         34,820             55,536
                                  ---------          ---------
UNIT TRANSACTIONS:
 Purchases                           16,245            195,264
 Net transfers                      151,804             66,799
 Surrenders for benefit
  payments and fees                      --               (832)
 Net loan activity                       --                 --
 Cost of insurance                  (26,485)           (50,213)
                                  ---------          ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 141,564            211,018
                                  ---------          ---------
 Net increase (decrease) in
  net assets                        176,384            266,554
NET ASSETS:
 Beginning of year                  225,930            277,797
                                  ---------          ---------
 End of year                       $402,314           $544,351
                                  =========          =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                                       FRANKLIN
                                            FIDELITY VIP         FIDELITY VIP           RISING
                                            FREEDOM 2030       STRATEGIC INCOME       DIVIDENDS
                                             PORTFOLIO            PORTFOLIO        SECURITIES FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                           $6,347              $4,093              $2,012
 Net realized gain (loss) on security
  transactions                                      371                  22                 108
 Net realized gain on distributions               2,278               2,233                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       34,090              (2,935)             32,937
                                             ----------            --------            --------
 Net increase (decrease) in net assets
  resulting from operations                      43,086               3,413              35,057
                                             ----------            --------            --------
UNIT TRANSACTIONS:
 Purchases                                      130,350              14,032              17,025
 Net transfers                                  120,421              95,127             304,825
 Surrenders for benefit payments and
  fees                                          (16,758)               (156)                 --
 Net loan activity                                   --                  --              (1,030)
 Cost of insurance                              (63,816)            (11,223)            (22,722)
                                             ----------            --------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions              170,197              97,780             298,098
                                             ----------            --------            --------
 Net increase (decrease) in net assets          213,283             101,193             333,155
NET ASSETS:
 Beginning of year                              168,304               1,299              19,226
                                             ----------            --------            --------
 End of year                                   $381,587            $102,492            $352,381
                                             ==========            ========            ========

                                                                     FRANKLIN
                                               FRANKLIN           SMALL-MID CAP
                                                INCOME                GROWTH
                                           SECURITIES FUND       SECURITIES FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income                           $868,833                $ --
 Net realized gain (loss) on security
  transactions                                      2,405                (626)
 Net realized gain on distributions                    --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        744,817             150,778
                                             ------------            --------
 Net increase (decrease) in net assets
  resulting from operations                     1,616,055             150,152
                                             ------------            --------
UNIT TRANSACTIONS:
 Purchases                                      1,877,091             142,292
 Net transfers                                  1,211,261             326,942
 Surrenders for benefit payments and
  fees                                           (624,547)                 --
 Net loan activity                                 19,009              (2,817)
 Cost of insurance                             (1,333,000)            (78,867)
                                             ------------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions              1,149,814             387,550
                                             ------------            --------
 Net increase (decrease) in net assets          2,765,869             537,702
NET ASSETS:
 Beginning of year                             12,327,615             272,099
                                             ------------            --------
 End of year                                  $15,093,484            $809,801
                                             ============            ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                  FRANKLIN            FRANKLIN
                                 SMALL CAP            STRATEGIC
                                   VALUE               INCOME            MUTUAL SHARES
                              SECURITIES FUND      SECURITIES FUND      SECURITIES FUND
                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income              $63,011             $504,173             $274,333
 Net realized gain (loss)
  on security transactions          (34,368)               3,795               (7,546)
 Net realized gain on
  distributions                          --                   --                   --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                            2,032,184              603,470            1,626,902
                                 ----------          -----------          -----------
 Net increase (decrease) in
  net assets resulting from
  operations                      2,060,827            1,111,438            1,893,689
                                 ----------          -----------          -----------
UNIT TRANSACTIONS:
 Purchases                        1,041,237            1,578,970            2,944,093
 Net transfers                      142,328            3,488,681              607,621
 Surrenders for benefit
  payments and fees                (426,252)            (321,854)          (1,061,070)
 Net loan activity                  (24,814)             (69,002)             (93,306)
 Cost of insurance                 (657,674)          (1,064,577)          (1,711,903)
                                 ----------          -----------          -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  74,825            3,612,218              685,435
                                 ----------          -----------          -----------
 Net increase (decrease) in
  net assets                      2,135,652            4,723,656            2,579,124
NET ASSETS:
 Beginning of year                7,713,126            8,124,200           16,736,369
                                 ----------          -----------          -----------
 End of year                     $9,848,778          $12,847,856          $19,315,493
                                 ==========          ===========          ===========

                                 TEMPLETON
                                 DEVELOPING          TEMPLETON
                                  MARKETS             FOREIGN
                              SECURITIES FUND     SECURITIES FUND
                                SUB-ACCOUNT         SUB-ACCOUNT
---------------------------  --------------------------------------
OPERATIONS:
 Net investment income              $16,335             $27,778
 Net realized gain (loss)
  on security transactions            1,091               4,287
 Net realized gain on
  distributions                          --                  --
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                              181,338             161,234
                                 ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  operations                        198,764             193,299
                                 ----------          ----------
UNIT TRANSACTIONS:
 Purchases                          172,686             232,299
 Net transfers                      595,353           1,155,899
 Surrenders for benefit
  payments and fees                  (2,892)            (23,027)
 Net loan activity                     (527)             11,153
 Cost of insurance                 (136,958)           (172,540)
                                 ----------          ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 627,662           1,203,784
                                 ----------          ----------
 Net increase (decrease) in
  net assets                        826,426           1,397,083
NET ASSETS:
 Beginning of year                  505,551             785,530
                                 ----------          ----------
 End of year                     $1,331,977          $2,182,613
                                 ==========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                           FRANKLIN
                                  TEMPLETON             MUTUAL             FLEX CAP
                                    GROWTH         GLOBAL DISCOVERY         GROWTH
                               SECURITIES FUND      SECURITIES FUND    SECURITIES FUND
                                 SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
---------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income               $47,259             $120,950              $ --
 Net realized gain (loss) on
  security transactions               12,772                 (358)             (102)
 Net realized gain on
  distributions                           --                   --                --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                               224,045              963,207            51,233
                                  ----------          -----------          --------
 Net increase (decrease) in
  net assets resulting from
  operations                         284,076            1,083,799            51,131
                                  ----------          -----------          --------
UNIT TRANSACTIONS:
 Purchases                           663,449            1,197,697            59,093
 Net transfers                       596,144            2,546,834            24,910
 Surrenders for benefit
  payments and fees                 (347,643)             (89,127)           (1,438)
 Net loan activity                     9,545              (31,001)               --
 Cost of insurance                  (388,681)            (674,798)          (31,176)
                                  ----------          -----------          --------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  532,814            2,949,605            51,389
                                  ----------          -----------          --------
 Net increase (decrease) in
  net assets                         816,890            4,033,404           102,520
NET ASSETS:
 Beginning of year                 3,125,922            7,274,241           279,602
                                  ----------          -----------          --------
 End of year                      $3,942,812          $11,307,645          $382,122
                                  ==========          ===========          ========


                                   TEMPLETON            HARTFORD
                                  GLOBAL BOND           ADVISERS
                                SECURITIES FUND         HLS FUND
                                  SUB-ACCOUNT        SUB-ACCOUNT (I)
----------------------------  ----------------------------------------
OPERATIONS:
 Net investment income               $189,032             $528,457
 Net realized gain (loss) on
  security transactions               (13,371)            (766,004)
 Net realized gain on
  distributions                        34,196                   --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                              1,491,093            4,503,955
                                  -----------          -----------
 Net increase (decrease) in
  net assets resulting from
  operations                        1,700,950            4,266,408
                                  -----------          -----------
UNIT TRANSACTIONS:
 Purchases                          1,412,638            3,123,281
 Net transfers                      6,845,977           (2,107,255)
 Surrenders for benefit
  payments and fees                  (636,149)          (2,545,155)
 Net loan activity                    (19,292)            (205,596)
 Cost of insurance                 (1,163,761)          (2,717,724)
                                  -----------          -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                 6,439,413           (4,452,449)
                                  -----------          -----------
 Net increase (decrease) in
  net assets                        8,140,363             (186,041)
NET ASSETS:
 Beginning of year                  9,079,662           38,616,898
                                  -----------          -----------
 End of year                      $17,220,025          $38,430,857
                                  ===========          ===========

(i) Effective March 19, 2010 Hartford Global Advisers HLS Fund merged with Hartford Advisers HLS Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              HARTFORD                HARTFORD               HARTFORD
                                                TOTAL                 CAPITAL                DIVIDEND
                                             RETURN BOND            APPRECIATION            AND GROWTH
                                              HLS FUND                HLS FUND               HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                        $2,858,200                $738,729               $977,273
 Net realized gain (loss) on security
  transactions                                    20,923                 287,861                 88,780
 Net realized gain on distributions                   --                      --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     1,705,696              14,141,555              5,251,579
                                             -----------            ------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                    4,584,819              15,168,145              6,317,632
                                             -----------            ------------            -----------
UNIT TRANSACTIONS:
 Purchases                                     7,197,508               8,206,734              5,260,043
 Net transfers                                 7,014,815               1,735,910               (314,665)
 Surrenders for benefit payments and
  fees                                        (2,875,602)             (3,827,321)            (2,319,112)
 Net loan activity                              (127,011)               (588,712)                 8,073
 Cost of insurance                            (5,329,651)             (7,191,123)            (3,649,209)
                                             -----------            ------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             5,880,059              (1,664,512)            (1,014,870)
                                             -----------            ------------            -----------
 Net increase (decrease) in net assets        10,464,878              13,503,633              5,302,762
NET ASSETS:
 Beginning of year                            58,504,045              93,365,021             48,471,846
                                             -----------            ------------            -----------
 End of year                                 $68,968,923            $106,868,654            $53,774,608
                                             ===========            ============            ===========


                                              HARTFORD             HARTFORD
                                          GLOBAL RESEARCH       GLOBAL GROWTH
                                              HLS FUND             HLS FUND
                                          SUB-ACCOUNT (J)        SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income                          $1,378                 $901
 Net realized gain (loss) on security
  transactions                                   4,529                3,028
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      16,306               44,376
                                              --------             --------
 Net increase (decrease) in net assets
  resulting from operations                     22,213               48,305
                                              --------             --------
UNIT TRANSACTIONS:
 Purchases                                      14,826               28,262
 Net transfers                                 (54,982)              18,175
 Surrenders for benefit payments and
  fees                                          (1,489)             (11,181)
 Net loan activity                                  (3)                  --
 Cost of insurance                             (13,495)             (26,740)
                                              --------             --------
 Net increase (decrease) in net assets
  resulting from unit transactions             (55,143)               8,516
                                              --------             --------
 Net increase (decrease) in net assets         (32,930)              56,821
NET ASSETS:
 Beginning of year                             157,084              297,654
                                              --------             --------
 End of year                                  $124,154             $354,475
                                              ========             ========

(j)  Formerly Hartford Global Equity HLS Fund. Change effective March 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             HARTFORD                                  HARTFORD
                                            DISCIPLINED           HARTFORD              GROWTH
                                              EQUITY               GROWTH            OPPORTUNITIES
                                             HLS FUND             HLS FUND             HLS FUND
                                            SUB-ACCOUNT        SUB-ACCOUNT (K)        SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                         $156,737                $572                $1,755
 Net realized gain (loss) on security
  transactions                                      235              15,620                 3,486
 Net realized gain on distributions                  --                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    1,434,670              73,606             2,190,768
                                            -----------           ---------           -----------
 Net increase (decrease) in net assets
  resulting from operations                   1,591,642              89,798             2,196,009
                                            -----------           ---------           -----------
UNIT TRANSACTIONS:
 Purchases                                    1,705,251             161,848             1,869,798
 Net transfers                                1,692,561             185,990             2,920,777
 Surrenders for benefit payments and
  fees                                         (493,744)             (5,294)             (663,648)
 Net loan activity                              (42,923)               (351)               (6,230)
 Cost of insurance                           (1,135,750)            (83,120)           (1,180,812)
                                            -----------           ---------           -----------
 Net increase (decrease) in net assets
  resulting from unit transactions            1,725,395             259,073             2,939,885
                                            -----------           ---------           -----------
 Net increase (decrease) in net assets        3,317,037             348,871             5,135,894
NET ASSETS:
 Beginning of year                            9,686,823             267,532             9,814,496
                                            -----------           ---------           -----------
 End of year                                $13,003,860            $616,403           $14,950,390
                                            ===========           =========           ===========


                                             HARTFORD            HARTFORD
                                            HIGH YIELD             INDEX
                                             HLS FUND            HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ---------------------------------------
OPERATIONS:
 Net investment income                         $14,691             $693,347
 Net realized gain (loss) on security
  transactions                                   1,169             (627,427)
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     285,615            5,537,030
                                            ----------          -----------
 Net increase (decrease) in net assets
  resulting from operations                    301,475            5,602,950
                                            ----------          -----------
UNIT TRANSACTIONS:
 Purchases                                     407,708            2,467,316
 Net transfers                               2,093,818             (974,461)
 Surrenders for benefit payments and
  fees                                         (56,792)          (2,151,507)
 Net loan activity                             (10,570)            (169,382)
 Cost of insurance                            (248,270)          (2,103,018)
                                            ----------          -----------
 Net increase (decrease) in net assets
  resulting from unit transactions           2,185,894           (2,931,052)
                                            ----------          -----------
 Net increase (decrease) in net assets       2,487,369            2,671,898
NET ASSETS:
 Beginning of year                             771,646           40,421,135
                                            ----------          -----------
 End of year                                $3,259,015          $43,093,033
                                            ==========          ===========

(k) Effective April 16, 2010 Hartford Fundamental Growth HLS Fund merged with Hartford Growth HLS Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                               HARTFORD                HARTFORD
                                             INTERNATIONAL          SMALL/MID CAP            HARTFORD
                                             OPPORTUNITIES              EQUITY                MIDCAP
                                               HLS FUND                HLS FUND              HLS FUND
                                          SUB-ACCOUNT (L)(M)       SUB-ACCOUNT (N)          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                           $275,528                $1,729                 $74,587
 Net realized gain (loss) on security
  transactions                                   (730,168)                   19              (1,011,766)
 Net realized gain on distributions                    --                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      3,322,337                53,985               7,417,753
                                              -----------              --------             -----------
 Net increase (decrease) in net assets
  resulting from operations                     2,867,697                55,733               6,480,574
                                              -----------              --------             -----------
UNIT TRANSACTIONS:
 Purchases                                      1,502,937                52,175               1,590,421
 Net transfers                                    165,496               (12,091)             (2,158,754)
 Surrenders for benefit payments and
  fees                                           (619,304)                 (242)             (1,468,178)
 Net loan activity                                (44,814)                  (17)                   (441)
 Cost of insurance                             (1,145,577)              (35,448)             (1,597,235)
                                              -----------              --------             -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               (141,262)                4,377              (3,634,187)
                                              -----------              --------             -----------
 Net increase (decrease) in net assets          2,726,435                60,110               2,846,387
NET ASSETS:
 Beginning of year                             20,272,423               217,435              30,479,406
                                              -----------              --------             -----------
 End of year                                  $22,998,858              $277,545             $33,325,793
                                              ===========              ========             ===========


                                              HARTFORD                HARTFORD
                                            MIDCAP VALUE            MONEY MARKET
                                              HLS FUND                HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income                           $34,561                    $ --
 Net realized gain (loss) on security
  transactions                                    26,570                      --
 Net realized gain on distributions                   --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     1,235,085                      --
                                             -----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                    1,296,216                      --
                                             -----------            ------------
UNIT TRANSACTIONS:
 Purchases                                       358,248              59,649,253
 Net transfers                                  (247,474)            (44,364,171)
 Surrenders for benefit payments and
  fees                                          (264,049)            (20,559,252)
 Net loan activity                                (7,442)               (276,363)
 Cost of insurance                              (306,568)             (6,370,211)
                                             -----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (467,285)            (11,920,744)
                                             -----------            ------------
 Net increase (decrease) in net assets           828,931             (11,920,744)
NET ASSETS:
 Beginning of year                             5,647,867              64,188,641
                                             -----------            ------------
 End of year                                  $6,476,798             $52,267,897
                                             ===========            ============

(l) Effective April 16, 2010 Hartford International Growth HLS Fund merged with Hartford International Opportunities HLS Fund.

(m) Effective April 16, 2010 Hartford International Small Company HLS Fund merged with Hartford International Opportunities HLS Fund.

(n) Formerly Hartford MidCap Growth HLS Fund. Change effective March 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              HARTFORD                HARTFORD               HARTFORD
                                            SMALL COMPANY         SMALLCAP GROWTH              STOCK
                                              HLS FUND                HLS FUND               HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                              $ --                  $ --                 $441,303
 Net realized gain (loss) on security
  transactions                                  (458,224)                 (194)                (899,209)
 Net realized gain on distributions                   --                    --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     3,997,680                18,106                5,739,975
                                             -----------              --------              -----------
 Net increase (decrease) in net assets
  resulting from operations                    3,539,456                17,912                5,282,069
                                             -----------              --------              -----------
UNIT TRANSACTIONS:
 Purchases                                       845,377                22,885                2,730,773
 Net transfers                                  (754,917)                6,131               (2,683,722)
 Surrenders for benefit payments and
  fees                                          (938,629)                   --               (2,065,929)
 Net loan activity                                (7,496)                   --                  (80,030)
 Cost of insurance                              (732,436)               (9,728)              (2,297,635)
                                             -----------              --------              -----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (1,588,101)               19,288               (4,396,543)
                                             -----------              --------              -----------
 Net increase (decrease) in net assets         1,951,355                37,200                  885,526
NET ASSETS:
 Beginning of year                            15,966,329                39,354               39,491,899
                                             -----------              --------              -----------
 End of year                                 $17,917,684               $76,554              $40,377,425
                                             ===========              ========              ===========

                                              HARTFORD
                                          U.S. GOVERNMENT            HARTFORD
                                             SECURITIES                VALUE
                                              HLS FUND               HLS FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT (O)(P)
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income                         $325,525                $206,763
 Net realized gain (loss) on security
  transactions                                    1,045                (491,834)
 Net realized gain on distributions                  --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (59,250)              1,901,447
                                             ----------             -----------
 Net increase (decrease) in net assets
  resulting from operations                     267,320               1,616,376
                                             ----------             -----------
UNIT TRANSACTIONS:
 Purchases                                      667,188               1,575,184
 Net transfers                                  (25,799)             11,642,916
 Surrenders for benefit payments and
  fees                                         (415,965)               (716,152)
 Net loan activity                               (2,471)               (110,554)
 Cost of insurance                             (530,028)             (1,211,599)
                                             ----------             -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (307,075)             11,179,795
                                             ----------             -----------
 Net increase (decrease) in net assets          (39,755)             12,796,171
NET ASSETS:
 Beginning of year                            7,330,988               4,863,787
                                             ----------             -----------
 End of year                                 $7,291,233             $17,659,958
                                             ==========             ===========

(o) Effective March 19, 2010 Hartford Value Opportunities HLS Fund merged with Hartford Value HLS Fund.

(p) Effective March 19, 2010 Hartford Equity Income HLS Fund merged with Hartford Value HLS Fund.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                            LORD ABBETT           LORD ABBETT            LORD ABBETT
                                            FUNDAMENTAL             CAPTAL             BOND-DEBENTURE
                                            EQUITY FUND         STRUCTURE FUND              FUND
                                          SUB-ACCOUNT (Q)       SUB-ACCOUNT (R)          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                            $87                 $50,434               $375,063
 Net realized gain (loss) on security
  transactions                                      6                  17,215                 21,324
 Net realized gain on distributions                --                      --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,410                 176,318                267,926
                                              -------             -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     2,503                 243,967                664,313
                                              -------             -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                      1,810                 270,467                790,056
 Net transfers                                 29,880                (143,615)                89,266
 Surrenders for benefit payments and
  fees                                             --                 (31,387)              (123,835)
 Net loan activity                                 --                    (627)               (30,523)
 Cost of insurance                             (1,692)               (156,643)              (534,605)
                                              -------             -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             29,998                 (61,805)               190,359
                                              -------             -----------            -----------
 Net increase (decrease) in net assets         32,501                 182,162                854,672
NET ASSETS:
 Beginning of year                                 --               1,691,924              5,606,353
                                              -------             -----------            -----------
 End of year                                  $32,501              $1,874,086             $6,461,025
                                              =======             ===========            ===========

                                            LORD ABBETT
                                             GROWTH AND           MFS GROWTH
                                            INCOME FUND             SERIES
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
OPERATIONS:
 Net investment income                          $10,058                  $52
 Net realized gain (loss) on security
  transactions                                      123                   47
 Net realized gain on distributions                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      272,157                8,647
                                             ----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                     282,338                8,746
                                             ----------            ---------
UNIT TRANSACTIONS:
 Purchases                                      263,523               10,133
 Net transfers                                  145,740               18,051
 Surrenders for benefit payments and
  fees                                          (29,886)                  --
 Net loan activity                               (1,838)                  --
 Cost of insurance                             (173,280)             (12,369)
                                             ----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions              204,259               15,815
                                             ----------            ---------
 Net increase (decrease) in net assets          486,597               24,561
NET ASSETS:
 Beginning of year                            1,472,502               39,372
                                             ----------            ---------
 End of year                                 $1,959,099              $63,933
                                             ==========            =========

(q) From inception May 24, 2010 to December 31, 2010.

(r)  Formerly Lord Abbett America's Value Portfolio. Change effective May 1,
     2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                          MFS INVESTORS           MFS NEW              MFS TOTAL
                                           TRUST SERIES       DISCOVERY SERIES       RETURN SERIES
                                           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                         $4,913                  $ --              $229,501
 Net realized gain (loss) on security
  transactions                                    396                14,935               (38,781)
 Net realized gain on distributions                --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     44,161               428,575               640,173
                                             --------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    49,470               443,510               830,893
                                             --------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                     16,371                80,413               941,199
 Net transfers                                 59,956               782,014               374,161
 Surrenders for benefit payments and
  fees                                           (166)              (79,743)             (289,812)
 Net loan activity                                 (8)                1,026              (154,032)
 Cost of insurance                            (52,107)              (64,717)             (853,474)
                                             --------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             24,046               718,993                18,042
                                             --------            ----------            ----------
 Net increase (decrease) in net assets         73,516             1,162,503               848,935
NET ASSETS:
 Beginning of year                            417,998               991,857             8,194,055
                                             --------            ----------            ----------
 End of year                                 $491,514            $2,154,360            $9,042,990
                                             ========            ==========            ==========

                                              MFS VALUE            MFS RESEARCH
                                               SERIES              BOND SERIES
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income                          $117,133              $102,396
 Net realized gain (loss) on security
  transactions                                     1,819                   643
 Net realized gain on distributions                   --                10,571
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       991,047               131,934
                                             -----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                    1,109,999               245,544
                                             -----------            ----------
UNIT TRANSACTIONS:
 Purchases                                     1,842,541               830,138
 Net transfers                                 2,480,894             5,843,073
 Surrenders for benefit payments and
  fees                                          (240,258)              (61,880)
 Net loan activity                               (35,550)              (17,370)
 Cost of insurance                            (1,027,985)             (540,112)
                                             -----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             3,019,642             6,053,849
                                             -----------            ----------
 Net increase (decrease) in net assets         4,129,641             6,299,393
NET ASSETS:
 Beginning of year                             7,084,121             1,692,553
                                             -----------            ----------
 End of year                                 $11,213,762            $7,991,946
                                             ===========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                UIF CORE PLUS       UIF EMERGING        UIF EMERGING
                                FIXED INCOME        MARKETS DEBT       MARKETS EQUITY
                                  PORTFOLIO          PORTFOLIO           PORTFOLIO
                               SUB-ACCOUNT (S)    SUB-ACCOUNT (T)     SUB-ACCOUNT (U)
---------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income              $14,493               $ --                 $59
 Net realized gain (loss) on
  security transactions                 271                 (8)                 16
 Net realized gain on
  distributions                          --                 --                  --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                2,260             (1,142)              2,450
                                  ---------           --------            --------
 Net increase (decrease) in
  net assets resulting from
  operations                         17,024             (1,150)              2,525
                                  ---------           --------            --------
UNIT TRANSACTIONS:
 Purchases                            9,576                 --                 446
 Net transfers                        3,487             27,896              27,896
 Surrenders for benefit
  payments and fees                      --                 (1)                 --
 Net loan activity                       --                 --                  --
 Cost of insurance                  (11,501)              (190)               (523)
                                  ---------           --------            --------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                   1,562             27,705              27,819
                                  ---------           --------            --------
 Net increase (decrease) in
  net assets                         18,586             26,555              30,344
NET ASSETS:
 Beginning of year                  241,605                 --               9,301
                                  ---------           --------            --------
 End of year                       $260,191            $26,555             $39,645
                                  =========           ========            ========

                                    INVESCO
                                VAN KAMPEN V. I.       UIF MID CAP
                                      HIGH                GROWTH
                                   YIELD FUND           PORTFOLIO
                                SUB-ACCOUNT (V)      SUB-ACCOUNT (W)
----------------------------  ----------------------------------------
OPERATIONS:
 Net investment income                $1,077                  $ --
 Net realized gain (loss) on
  security transactions                   14               111,061
 Net realized gain on
  distributions                           --                    --
 Net unrealized appreciation
  (depreciation) of
  investments during the
  year                                   211               370,027
                                    --------            ----------
 Net increase (decrease) in
  net assets resulting from
  operations                           1,302               481,088
                                    --------            ----------
UNIT TRANSACTIONS:
 Purchases                             1,035               339,864
 Net transfers                            --              (710,065)
 Surrenders for benefit
  payments and fees                       --               (48,457)
 Net loan activity                        --                (3,656)
 Cost of insurance                      (464)             (198,906)
                                    --------            ----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      571              (621,220)
                                    --------            ----------
 Net increase (decrease) in
  net assets                           1,873              (140,132)
NET ASSETS:
 Beginning of year                    10,553             1,924,419
                                    --------            ----------
 End of year                         $12,426            $1,784,287
                                    ========            ==========

(s) Formerly Van Kampen -- UIF Core Plus Fixed Income Portfolio. Change effective June 1, 2010.

(t)  Funded as of October 31, 2010.

(u) Formerly Van Kampen -- UIF Emerging Markets Equity Portfolio. Change Effective June 1, 2010.

(v) Formerly Van Kampen -- UIF High Yield Portfolio. Change effective June 1, 2010.

(w) Formerly Van Kampen -- UIF Mid Cap Growth Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                              INVESCO
                                          VAN KAMPEN V. I.      MORGAN STANLEY --     INVESCO V I. SELECT
                                              MID CAP             FOCUS GROWTH            DIMENSIONS
                                             VALUE FUND             PORTFOLIO            BALANCED FUND
                                          SUB-ACCOUNT (X)          SUB-ACCOUNT          SUB-ACCOUNT (Y)
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                          $25,793                 $ --                   $268
 Net realized gain (loss) on security
  transactions                                  377,688                  126                     --
 Net realized gain on distributions                  --                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      183,271                3,968                  1,267
                                             ----------              -------                -------
 Net increase (decrease) in net assets
  resulting from operations                     586,752                4,094                  1,535
                                             ----------              -------                -------
UNIT TRANSACTIONS:
 Purchases                                      357,924                2,417                  2,714
 Net transfers                               (1,136,729)                  --                     --
 Surrenders for benefit payments and
  fees                                         (100,525)                  (1)                    --
 Net loan activity                               (1,302)                  --                     --
 Cost of insurance                             (211,903)                (946)                  (749)
                                             ----------              -------                -------
 Net increase (decrease) in net assets
  resulting from unit transactions           (1,092,535)               1,470                  1,965
                                             ----------              -------                -------
 Net increase (decrease) in net assets         (505,783)               5,564                  3,500
NET ASSETS:
 Beginning of year                            3,386,622               13,995                 13,728
                                             ----------              -------                -------
 End of year                                 $2,880,839              $19,559                $17,228
                                             ==========              =======                =======

                                                                INVESCO V.I. SELECT
                                          MORGAN STANLEY --         DIMENSIONS
                                           FLEXIBLE INCOME           DIVIDEND
                                              PORTFOLIO             GROWTH FUND
                                             SUB-ACCOUNT          SUB-ACCOUNT (Z)
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income                          $1,731                   $413
 Net realized gain (loss) on security
  transactions                                      41                      3
 Net realized gain on distributions                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         673                  2,775
                                               -------                -------
 Net increase (decrease) in net assets
  resulting from operations                      2,445                  3,191
                                               -------                -------
UNIT TRANSACTIONS:
 Purchases                                       4,687                  5,131
 Net transfers                                      --                     --
 Surrenders for benefit payments and
  fees                                              --                     --
 Net loan activity                                  --                     --
 Cost of insurance                              (1,535)                (1,729)
                                               -------                -------
 Net increase (decrease) in net assets
  resulting from unit transactions               3,152                  3,402
                                               -------                -------
 Net increase (decrease) in net assets           5,597                  6,593
NET ASSETS:
 Beginning of year                              25,973                 27,460
                                               -------                -------
 End of year                                   $31,570                $34,053
                                               =======                =======

(x) Formerly Van Kampen -- UIF U.S. Mid Cap Value Portfolio. Change effective June 1, 2010.

(y)  Formerly Morgan Stanley -- Balanced Portfolio. Change effective June 1,
     2010.

(z) Formerly Morgan Stanley -- Dividend Growth Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                                                 INVESCO V.I. SELECT       OPPENHEIMER
                                          MORGAN STANLEY --          DIMENSIONS              CAPITAL
                                             MONEY MARKET         EQUALLY-WEIGHTED         APPRECIATION
                                              PORTFOLIO             S&P 500 FUND             FUND/VA
                                             SUB-ACCOUNT          SUB-ACCOUNT (AA)         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                              $26                   $314                    $ --
 Net realized gain (loss) on security
  transactions                                       --                    173                 (15,167)
 Net realized gain on distributions                  --                     --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           --                  4,468                 252,539
                                               --------                -------              ----------
 Net increase (decrease) in net assets
  resulting from operations                          26                  4,955                 237,372
                                               --------                -------              ----------
UNIT TRANSACTIONS:
 Purchases                                       26,182                  3,249                 318,706
 Net transfers                                  (66,951)                    --                  18,592
 Surrenders for benefit payments and
  fees                                               (1)                    --                 (78,403)
 Net loan activity                                   --                     --                      --
 Cost of insurance                              (13,666)                (1,995)               (180,060)
                                               --------                -------              ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (54,436)                 1,254                  78,835
                                               --------                -------              ----------
 Net increase (decrease) in net assets          (54,410)                 6,209                 316,207
NET ASSETS:
 Beginning of year                              259,029                 22,205               2,560,352
                                               --------                -------              ----------
 End of year                                   $204,619                $28,414              $2,876,559
                                               ========                =======              ==========


                                            OPPENHEIMER          OPPENHEIMER
                                         GLOBAL SECURITIES       MAIN STREET
                                              FUND/VA              FUND/VA
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income                          $20,727              $5,465
 Net realized gain (loss) on security
  transactions                                    1,791                 966
 Net realized gain on distributions                  --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      261,398              97,228
                                             ----------            --------
 Net increase (decrease) in net assets
  resulting from operations                     283,916             103,659
                                             ----------            --------
UNIT TRANSACTIONS:
 Purchases                                      250,448             129,519
 Net transfers                                  295,902              14,399
 Surrenders for benefit payments and
  fees                                          (24,184)               (824)
 Net loan activity                               (7,016)               (167)
 Cost of insurance                             (160,045)            (57,556)
                                             ----------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions              355,105              85,371
                                             ----------            --------
 Net increase (decrease) in net assets          639,021             189,030
NET ASSETS:
 Beginning of year                            1,654,761             571,716
                                             ----------            --------
 End of year                                 $2,293,782            $760,746
                                             ==========            ========

(aa) Formerly Morgan Stanley -- Equally-Weighted S&P 500 Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                    OPPENHEIMER
                                    MAIN STREET        OPPENHEIMER         PUTNAM VT
                                     SMALL CAP            VALUE           DIVERSIFIED
                                      FUND/VA            FUND/VA          INCOME FUND
                                    SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                   $7,560              $372          $1,004,442
 Net realized gain (loss) on
  security transactions                  31,150               123              24,114
 Net realized gain on
  distributions                              --                --                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                       354,997             5,432            (166,155)
                                     ----------          --------          ----------
 Net increase (decrease) in net
  assets resulting from
  operations                            393,707             5,927             862,401
                                     ----------          --------          ----------
UNIT TRANSACTIONS:
 Purchases                              462,886             2,875             800,182
 Net transfers                         (355,780)               40             (30,074)
 Surrenders for benefit
  payments and fees                     (44,557)               --            (131,052)
 Net loan activity                       (8,494)               --             (17,025)
 Cost of insurance                     (247,280)           (4,580)           (601,519)
                                     ----------          --------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                         (193,225)           (1,665)             20,512
                                     ----------          --------          ----------
 Net increase (decrease) in net
  assets                                200,482             4,262             882,913
NET ASSETS:
 Beginning of year                    1,815,024            41,797           6,822,824
                                     ----------          --------          ----------
 End of year                         $2,015,506           $46,059          $7,705,737
                                     ==========          ========          ==========


                                     PUTNAM VT           PUTNAM VT
                                    GLOBAL ASSET           GLOBAL
                                  ALLOCATION FUND       EQUITY FUND
                                    SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------  --------------------------------------
OPERATIONS:
 Net investment income                  $27,065             $75,541
 Net realized gain (loss) on
  security transactions                 (53,549)           (297,892)
 Net realized gain on
  distributions                              --                  --
 Net unrealized appreciation
  (depreciation) of investments
  during the year                        93,528             525,433
                                     ----------          ----------
 Net increase (decrease) in net
  assets resulting from
  operations                             67,044             303,082
                                     ----------          ----------
UNIT TRANSACTIONS:
 Purchases                                2,740             257,719
 Net transfers                         (145,139)           (218,591)
 Surrenders for benefit
  payments and fees                      (9,236)           (141,172)
 Net loan activity                           --             (38,556)
 Cost of insurance                      (18,635)           (143,522)
                                     ----------          ----------
 Net increase (decrease) in net
  assets resulting from unit
  transactions                         (170,270)           (284,122)
                                     ----------          ----------
 Net increase (decrease) in net
  assets                               (103,226)             18,960
NET ASSETS:
 Beginning of year                      613,161           3,298,384
                                     ----------          ----------
 End of year                           $509,935          $3,317,344
                                     ==========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             PUTNAM VT           PUTNAM VT           PUTNAM VT
                                            GROWTH AND         GLOBAL HEALTH           HIGH
                                            INCOME FUND          CARE FUND          YIELD FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                         $191,043            $13,214             $765,382
 Net realized gain (loss) on security
  transactions                                 (329,295)             6,863              (82,570)
 Net realized gain on distributions                  --                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    1,669,600             (4,063)             658,972
                                            -----------          ---------          -----------
 Net increase (decrease) in net assets
  resulting from operations                   1,531,348             16,014            1,341,784
                                            -----------          ---------          -----------
UNIT TRANSACTIONS:
 Purchases                                      675,550                 --              481,484
 Net transfers                                 (381,341)            (2,322)          (1,488,092)
 Surrenders for benefit payments and
  fees                                         (578,672)           (13,912)            (455,729)
 Net loan activity                                9,163                 --                2,333
 Cost of insurance                             (606,815)           (31,582)            (565,291)
                                            -----------          ---------          -----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (882,115)           (47,816)          (2,025,295)
                                            -----------          ---------          -----------
 Net increase (decrease) in net assets          649,233            (31,802)            (683,511)
NET ASSETS:
 Beginning of year                           11,157,606            647,702           10,803,942
                                            -----------          ---------          -----------
 End of year                                $11,806,839           $615,900          $10,120,431
                                            ===========          =========          ===========

                                                                PUTNAM VT            PUTNAM VT
                                            PUTNAM VT         INTERNATIONAL        INTERNATIONAL
                                           INCOME FUND          VALUE FUND          EQUITY FUND
                                           SUB-ACCOUNT       SUB-ACCOUNT (AB)       SUB-ACCOUNT
--------------------------------------  -----------------------------------------------------------
OPERATIONS:
 Net investment income                        $883,213             $68,824             $374,179
 Net realized gain (loss) on security
  transactions                                  81,228             (27,153)            (118,218)
 Net realized gain on distributions                 --                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (220,422)            102,059              625,838
                                            ----------          ----------          -----------
 Net increase (decrease) in net assets
  resulting from operations                    744,019             143,730              881,799
                                            ----------          ----------          -----------
UNIT TRANSACTIONS:
 Purchases                                     437,979               9,941              556,113
 Net transfers                                (699,010)             (2,684)            (741,440)
 Surrenders for benefit payments and
  fees                                        (300,377)            (33,281)            (551,673)
 Net loan activity                             (23,720)             (1,580)               3,703
 Cost of insurance                            (390,304)            (64,821)            (446,285)
                                            ----------          ----------          -----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (975,432)            (92,425)          (1,179,582)
                                            ----------          ----------          -----------
 Net increase (decrease) in net assets        (231,413)             51,305             (297,783)
NET ASSETS:
 Beginning of year                           7,615,262           2,065,213           10,616,250
                                            ----------          ----------          -----------
 End of year                                $7,383,849          $2,116,518          $10,318,467
                                            ==========          ==========          ===========

(ab) Formerly Putnam VT International Growth and Income Fund. Change effective January 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                             PUTNAM VT                              PUTNAM VT
                                           INTERNATIONAL         PUTNAM VT            MONEY
                                            GROWTH FUND        INVESTORS FUND      MARKET FUND
                                         SUB-ACCOUNT (AC)       SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                         $11,896               $5,817               $25
 Net realized gain (loss) on security
  transactions                                 (27,223)             (38,982)               --
 Net realized gain on distributions                 --                   --                --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      57,743               78,497                --
                                             ---------           ----------          --------
 Net increase (decrease) in net assets
  resulting from operations                     42,416               45,332                25
                                             ---------           ----------          --------
UNIT TRANSACTIONS:
 Purchases                                          --                  788                --
 Net transfers                                 (27,416)               5,532                --
 Surrenders for benefit payments and
  fees                                         (34,674)            (105,337)           (2,496)
 Net loan activity                                  (3)                  --                --
 Cost of insurance                             (13,204)             (16,274)           (6,069)
                                             ---------           ----------          --------
 Net increase (decrease) in net assets
  resulting from unit transactions             (75,297)            (115,291)           (8,565)
                                             ---------           ----------          --------
 Net increase (decrease) in net assets         (32,881)             (69,959)           (8,540)
NET ASSETS:
 Beginning of year                             417,207              402,228            70,843
                                             ---------           ----------          --------
 End of year                                  $384,326             $332,269           $62,303
                                             =========           ==========          ========

                                              PUTNAM VT             PUTNAM VT             PUTNAM VT
                                              MULTI-CAP             SMALL CAP           GEORGE PUTNAM
                                             GROWTH FUND            VALUE FUND          BALANCED FUND
                                         SUB-ACCOUNT (AD)(AE)      SUB-ACCOUNT        SUB-ACCOUNT (AF)
--------------------------------------  -----------------------------------------------------------------
OPERATIONS:
 Net investment income                           $37,743                $3,448              $12,641
 Net realized gain (loss) on security
  transactions                                  (261,179)               69,566              (15,060)
 Net realized gain on distributions                   --                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     1,591,841               195,253               26,171
                                              ----------            ----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                    1,368,405               268,267               23,752
                                              ----------            ----------            ---------
UNIT TRANSACTIONS:
 Purchases                                       498,240               123,429                   --
 Net transfers                                  (449,968)             (289,908)             (16,174)
 Surrenders for benefit payments and
  fees                                          (470,650)               (2,457)             (16,497)
 Net loan activity                               (44,006)               (8,864)                  --
 Cost of insurance                              (323,080)              (90,914)             (14,931)
                                              ----------            ----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions              (789,464)             (268,714)             (47,602)
                                              ----------            ----------            ---------
 Net increase (decrease) in net assets           578,941                  (447)             (23,850)
NET ASSETS:
 Beginning of year                             7,051,663             1,275,340              244,699
                                              ----------            ----------            ---------
 End of year                                  $7,630,604            $1,274,893             $220,849
                                              ==========            ==========            =========

(ac) Formerly Putnam International New Opportunities Fund. Change effective January 30, 2010.

(ad) Formerly Putnam VT New Opportunities Fund. Change effective September 1, 2010.

(ae) Effective September 24, 2010 Putnam VT Vista Fund merged with Putnam VT Multi-Cap Growth Fund.

(af) Formerly Putnam VT The George Putnam Fund of Boston. Change effective September 30, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

-------------------------------------------------------------------------------

                                            PUTNAM VT                                    PUTNAM VT
                                              GLOBAL              PUTNAM VT               CAPITAL
                                          UTILITIES FUND        VOYAGER FUND         OPPORTUNITIES FUND
                                           SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income                        $18,524               $199,912                 $3,308
 Net realized gain (loss) on security
  transactions                                (15,387)              (596,990)               (49,015)
 Net realized gain on distributions                --                     --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      3,301              3,118,572                359,540
                                             --------            -----------             ----------
 Net increase (decrease) in net assets
  resulting from operations                     6,438              2,721,494                313,833
                                             --------            -----------             ----------
UNIT TRANSACTIONS:
 Purchases                                         --                931,124                141,768
 Net transfers                                (36,439)              (182,978)               127,238
 Surrenders for benefit payments and
  fees                                        (22,196)              (520,953)               (12,416)
 Net loan activity                                 --               (341,799)                  (444)
 Cost of insurance                            (25,479)              (800,751)              (146,788)
                                             --------            -----------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (84,114)              (915,357)               109,358
                                             --------            -----------             ----------
 Net increase (decrease) in net assets        (77,676)             1,806,137                423,191
NET ASSETS:
 Beginning of year                            522,843             13,691,059              1,173,989
                                             --------            -----------             ----------
 End of year                                 $445,167            $15,497,196             $1,597,180
                                             ========            ===========             ==========

                                                                    INVESCO
                                             PUTNAM VT          VAN KAMPEN V.I.           INVESCO
                                               EQUITY              GROWTH AND         VAN KAMPEN V.I.
                                            INCOME FUND           INCOME FUND          COMSTOCK FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT (AG)      SUB-ACCOUNT(AH)
--------------------------------------  ----------------------------------------------------------------
OPERATIONS:
 Net investment income                          $36,332                $1,032                $6,861
 Net realized gain (loss) on security
  transactions                                   19,791                 1,333                43,242
 Net realized gain on distributions                  --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      115,597               129,417               726,954
                                             ----------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     171,720               131,782               777,057
                                             ----------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                      128,287               285,960               586,417
 Net transfers                                 (149,022)              (29,956)             (270,628)
 Surrenders for benefit payments and
  fees                                         (205,893)               (2,721)             (141,553)
 Net loan activity                               (2,933)               (2,357)                 (758)
 Cost of insurance                             (140,331)             (171,498)             (378,734)
                                             ----------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions             (369,892)               79,428              (205,256)
                                             ----------            ----------            ----------
 Net increase (decrease) in net assets         (198,172)              211,210               571,801
NET ASSETS:
 Beginning of year                            1,932,199               989,746             5,156,833
                                             ----------            ----------            ----------
 End of year                                 $1,734,027            $1,200,956            $5,728,634
                                             ==========            ==========            ==========

(ag) Formerly Van Kampen LIT Growth and Income Portfolio. Change effective June 1, 2010.

(ah) Formerly Van Kampen LIT Comstock Portfolio. Change effective June 1, 2010.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

1.   ORGANIZATION:

    Separate Account VL II (the "Account") is a separate investment account established by Hartford Life and Annuity Insurance Company (the "Sponsor Company") and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Sponsor Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The contract owners of the Sponsor Company direct their deposits into various investment options (the "Sub-Accounts") within the Account.

    The Account is comprised of the following Sub-Accounts: the AllianceBernstein VPS Balanced Wealth Strategy Portfolio, AllianceBernstein VPS International Value Portfolio, AllianceBernstein VPS Small/Mid Cap Value Portfolio, AllianceBernstein VPS Value Portfolio, AllianceBernstein VPS International Growth Portfolio, Invesco V.I. Capital Appreciation Fund, Invesco V.I. Core Equity Fund, Invesco V.I. High Yield Fund (merged with Invesco Van Kampen V.I. High Yield Fund), Invesco V.I. International Growth Fund, Invesco V.I. Mid Cap Core Equity Fund, Invesco V.I. Small Cap Equity Fund, Invesco V.I. Capital Development Fund, Invesco V.I. Global Real Estate Fund, Invesco V.I. Balanced Risk Allocation Fund (merged with Invesco V.I. Global Multi-Asset Fund), Invesco V.I. Dividend Growth Fund (merged with Invesco V.I. Select Dimensions Dividend Growth Fund), AllianceBernstein VPS Real Estate Investment Portfolio, American Funds Global Bond Fund, American Funds Capital World Growth & Income Fund, American Funds Asset Allocation Fund, American Funds Blue Chip Income and Growth Fund, American Funds Bond Fund, American Funds Global Growth Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund, American Funds New World Fund, American Funds Global Small Capitalization Fund, Fidelity VIP Asset Manager Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP Contrafund Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP Mid Cap Portfolio, Fidelity VIP Value Strategies Portfolio, Fidelity VIP Dynamic Capital Appreciation Portfolio, Fidelity VIP Freedom 2010 Portfolio, Fidelity VIP Freedom 2020 Portfolio, Fidelity VIP Freedom 2030 Portfolio, Fidelity VIP Strategic Income Portfolio, Franklin Rising Dividends Securities Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin Small Cap Value Securities Fund, Franklin Strategic Income Securities Fund, Mutual Shares Securities Fund, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Templeton Growth Securities Fund, Mutual Global Discovery Securities Fund, Franklin Flex Cap Growth Securities Fund, Templeton Global Bond Securities Fund, Hartford Advisers HLS Fund, Hartford Total Return Bond HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Global Research HLS Fund, Hartford Global Growth HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Growth HLS Fund, Hartford Growth Opportunities HLS Fund, Hartford High Yield HLS Fund, Hartford Index HLS Fund, Hartford International Opportunities HLS Fund, Hartford Small/Mid Cap Equity HLS Fund, Hartford MidCap HLS Fund, Hartford MidCap Value HLS Fund, Hartford Money Market HLS Fund, Hartford Small Company HLS Fund, Hartford SmallCap Growth HLS Fund, Hartford Stock HLS Fund, Hartford U.S. Government Securities HLS Fund, Hartford Value HLS Fund, Lord Abbett Fundamental Equity Fund, Lord Abbett Capital Structure Fund, Lord Abbett Bond-Debenture Fund, Lord Abbett Growth and Income Fund, MFS Growth Series, MFS Investors Trust Series, MFS New Discovery Series, MFS Total Return Series, MFS Value Series, MFS Research Bond Series, Invesco Van Kampen V.I. Equity and Income Fund (merged with Invesco V.I. Select Dimensions Balanced Fund), UIF Core Plus Fixed Income Portfolio, UIF Emerging Markets Debt Portfolio, UIF Emerging Markets Equity Portfolio, UIF Mid Cap Growth Portfolio, Invesco Van Kampen V.I. Mid Cap Value Fund, Morgan Stanley -- Focus Growth Portfolio, Morgan Stanley -- Mid Cap Growth Portfolio*, Morgan Stanley -- Flexible Income Portfolio, Morgan Stanley -- Money Market Portfolio, Invesco V.I. Select Dimensions Equally-Weighted S&P 500 Fund, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer Main Street Fund/VA, Oppenheimer Main Street Small- & Mid-Cap Fund/VA (formerly Oppenheimer Main Street Small Cap Fund/VA), Oppenheimer Value Fund/VA, Putnam VT Diversified Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Equity Fund, Putnam VT Growth and Income Fund, Putnam VT Global Health Care Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Value Fund, Putnam VT International Equity Fund, Putnam VT International Growth Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT Multi-Cap Growth Fund, Putnam VT Small Cap Value Fund, Putnam VT George Putnam Balanced Fund, Putnam VT Global Utilities Fund, Putnam VT Voyager Fund, Putnam VT Capital Opportunities Fund, Putnam VT Equity Income Fund, Invesco Van Kampen V.I.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

    Growth and Income Fund, and Invesco Van Kampen V.I. Comstock Fund.

       * This fund was not funded as of December 31, 2011, and as a result, is not presented in the statements of assets and liabilities.

    The Sub-Accounts are invested in mutual funds (the "Funds") of the same name.

    Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Sponsor Company's other assets and liabilities and are not chargeable with liabilities arising out of any other business the Sponsor Company may conduct.

2.   SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP):

       a) SECURITY TRANSACTIONS -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Realized gains and losses on the sales of securities are computed using the last in, first out method. Dividend income is either accrued daily or as of the ex-dividend date based upon the fund. Net realized gain on distributions income is accrued as of the ex-dividend date. Net realized gain on distributions income represents those dividends from the Funds, which are characterized as capital gains under tax regulations.

       b) UNIT TRANSACTIONS -- Unit transactions are executed based on the unit values calculated at the close of the business day.

       c) FEDERAL INCOME TAXES -- The operations of the Account form a part of, and are taxed with, the total operations of the Sponsor Company, which is taxed as an insurance company under the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Sponsor Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Sponsor Company will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

       d) USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. The most significant estimate contained within the financial statements are the fair value measurements.

       e) SUBSEQUENT EVENTS -- On March 21, 2012, Hartford Financial Services Group, Inc. ("HFSG"), the ultimate parent of the Sponsor Company, announced that it has decided to focus on its Property and Casualty, Group Benefits and Mutual Funds businesses. As a result, HFSG will cease selling its individual annuity products effective April 27, 2012. In addition, HFSG is pursuing sales or other strategic alternatives for its individual life, Woodbury Financial Services and retirement plans businesses.

       Management has evaluated events subsequent to December 31, 2011 and through the financial statement issuance date of April 13, 2012, noting there are no additional subsequent events requiring adjustment or disclosure in the financial statements.

       f) MORTALITY RISK -- The mortality risk is fully borne by the Sponsor Company and may result in additional amounts being transferred into the Account by the Sponsor Company to cover shorter longevity of contract owners than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Sponsor Company.

       g) FAIR VALUE MEASUREMENTS -- The Sub-Account's investments are carried at fair value in the Account's financial statements. The investments in shares of the Funds are valued at the closing net asset value as determined by the appropriate Fund, which in turn value their investment securities at fair value, as of December 31, 2011. For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

       Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Account has the ability to access at the measurement date. Level 1 investments include highly liquid open-ended management investment companies ("mutual funds").

       Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

-------------------------------------------------------------------------------

       Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

       In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

       As of December 31, 2011, the Sub-Accounts invest in mutual funds which are carried at fair value and represent Level 1 investments under the fair value hierarchy levels. There were no Level 2 or Level 3 investments in the Sub-Accounts. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period. There were no transfers among the levels for the year ended December 31, 2011.

       h) ACCOUNTING FOR UNCERTAIN TAX PROVISIONS -- Management evaluates whether or not there are uncertain tax positions that require financial statement recognition and has determined that no reserves for uncertain tax positions are required at December 31, 2011. The 2007 through 2011 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

       i) ADOPTION OF NEW ACCOUNTING STANDARDS -- In May 2011, the Financial Accounting Standards Board issued a standard clarifying how to measure fair value in order to ensure that fair value has the same meaning in U.S. GAAP and in International Financial Reporting Standards and that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). This standard will be effective for the Account beginning January 1, 2012. Management is currently evaluating the impact of this guidance on the Account's financial statements for the year ended December 31, 2012.

3.   ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    Certain amounts are deducted from the contracts, described as follows:

       a) COST OF INSURANCE -- In accordance with terms of the contracts, the Sponsor Company makes deductions for costs of insurance charges
           (COI), which relate to the death benefit component of the contract. The COI is calculated based on several factors including age, gender, risk class, timing of premium payments, investment performance of the Sub-Account, the death benefit amount, fees and charges assessed and outstanding policy loans. Because a contract's account value and death benefit may vary from month to month, the cost of insurance charge may also vary. These charges are deducted through redemption of units from applicable contract owners' accounts and are included on the accompanying statements of changes in net assets.

       b) MORTALITY AND EXPENSE RISK CHARGES -- The Sponsor Company, as an issuer of variable life contracts, assesses mortality and expense risk charges and, with respect to the Account, receives a maximum annual fee of 0.80% of the Sub-Account's average daily net assets. These expenses are deducted through the redemption of units and are included in the surrenders for benefit payments and fees on the accompanying statements of changes in net assets.

       c) ADMINISTRATIVE CHARGE -- The Sponsor Company provides administrative services to the Account and charges the Account a fee ranging from $10 to $30 plus $0.03 to $0.05 per month per $1,000 of the face amount at the policy issue date for administrative services provided by the Sponsor Company. These charges are deducted through a surrender of units and are included in surrenders for benefit payments and fees on the accompanying statements of changes in net assets.

       d) RIDER CHARGES -- The Sponsor Company will charge an expense for various Rider charges, which are deducted through a redemption of units and are included in surrenders for benefit payments and fees in the accompanying statements of changes in net assets. For further detail regarding specific product rider charges, please refer to Footnote 6, Financial Highlights.

       e) ISSUE CHARGE -- The Sponsor Company will charge an expense of $20 plus $0.05 per $1,000 of the initial face amount for issue charges. These charges are deducted through a redemption of units and are included in cost of insurance and other fees in the accompanying statements of changes in net assets.

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

4.     PURCHASES AND SALES OF INVESTMENTS:

    The cost of purchases and proceeds from sales of investments for the year ended December 31, 2011 were as follows:

                                                    PURCHASES        PROCEEDS
SUB-ACCOUNT                                          AT COST        FROM SALES
--------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth Strategy
 Portfolio                                              $138,267        $107,428
AllianceBernstein VPS International Value
 Portfolio                                             1,196,965         332,022
AllianceBernstein VPS Small/Mid Cap Value
 Portfolio                                               963,228       2,071,349
AllianceBernstein VPS Value Portfolio                      2,446           2,335
AllianceBernstein VPS International Growth
 Portfolio                                               349,044         381,573
Invesco V.I. Capital Appreciation Fund                   277,624         180,683
Invesco V.I. Core Equity Fund                            999,236         797,134
Invesco V.I. High Yield Fund*                             15,389          13,395
Invesco V.I. International Growth Fund                 2,538,907         667,057
Invesco V.I. Mid Cap Core Equity Fund                  2,363,231         498,973
Invesco V.I. Small Cap Equity Fund                     2,871,404         432,784
Invesco V.I. Capital Development Fund                    420,229         313,793
Invesco V.I. Global Real Estate Fund                     255,085          26,028
Invesco V.I. Balanced Risk Allocation Fund*            1,694,442       1,198,566
Invesco V.I. Dividend Growth Fund*                        42,281          38,329
AllianceBernstein VPS Real Estate Investment
 Portfolio                                               390,253          47,553
American Funds Global Bond Fund                          476,587         226,480
American Funds Capital World Growth & Income
 Fund                                                    763,974         106,747
American Funds Asset Allocation Fund                   2,785,780       2,852,763
American Funds Blue Chip Income and Growth Fund        1,729,515       1,734,340
American Funds Bond Fund                               6,790,240       3,584,467
American Funds Global Growth Fund                      1,585,054       2,711,616
American Funds Growth Fund                             5,959,558       8,775,159
American Funds Growth-Income Fund                      4,502,995       6,593,613
American Funds International Fund                      5,124,730       2,658,246
American Funds New World Fund                          2,589,923       2,598,311
American Funds Global Small Capitalization Fund        1,455,273       1,705,118
Fidelity VIP Asset Manager Portfolio                      18,774         391,349
Fidelity VIP Equity-Income Portfolio                   1,229,827       2,372,306
Fidelity VIP Growth Portfolio                            207,940          36,376
Fidelity VIP Contrafund Portfolio                      2,763,488       3,265,251
Fidelity VIP Overseas Portfolio                            6,976          49,168
Fidelity VIP Mid Cap Portfolio                         2,986,933       1,557,213
Fidelity VIP Value Strategies Portfolio                   12,178          25,284
Fidelity VIP Dynamic Capital Appreciation
 Portfolio                                                20,366           8,274
Fidelity VIP Freedom 2010 Portfolio                      241,594         122,537
Fidelity VIP Freedom 2020 Portfolio                      241,094         162,958
Fidelity VIP Freedom 2030 Portfolio                      501,263         135,814
Fidelity VIP Strategic Income Portfolio                  290,613          22,885
Franklin Rising Dividends Securities Fund                328,618          38,451
Franklin Income Securities Fund                        3,416,747       1,180,606
Franklin Small-Mid Cap Growth Securities Fund            577,477         148,436
Franklin Small Cap Value Securities Fund               1,497,350       1,095,126
Franklin Strategic Income Securities Fund              3,392,389       1,715,622
Mutual Shares Securities Fund                          3,347,240       1,410,727
Templeton Developing Markets Securities Fund             785,000         134,270
Templeton Foreign Securities Fund                      1,829,130         216,135
Templeton Growth Securities Fund                         907,188         444,594
Mutual Global Discovery Securities Fund                3,186,207       1,281,851
Franklin Flex Cap Growth Securities Fund                 133,253          54,100
Templeton Global Bond Securities Fund                  5,911,363       2,654,768
Hartford Advisers HLS Fund                             2,085,064       4,676,692
Hartford Total Return Bond HLS Fund                    8,683,336       7,617,986

-------------------------------------------------------------------------------

                                                    PURCHASES        PROCEEDS
SUB-ACCOUNT                                          AT COST        FROM SALES
--------------------------------------------------------------------------------
Hartford Capital Appreciation HLS Fund                $7,919,029     $11,033,337
Hartford Dividend and Growth HLS Fund                  4,813,039       4,160,482
Hartford Global Research HLS Fund                         43,924          39,165
Hartford Global Growth HLS Fund                          524,546          77,352
Hartford Disciplined Equity HLS Fund                   2,693,664         650,544
Hartford Growth HLS Fund                                 672,395          94,284
Hartford Growth Opportunities HLS Fund                 3,008,569       3,110,882
Hartford High Yield HLS Fund                           2,685,888         751,367
Hartford Index HLS Fund                                2,436,499       5,993,754
Hartford International Opportunities HLS Fund          2,044,774       3,698,343
Hartford Small/Mid Cap Equity HLS Fund                   154,841          26,226
Hartford MidCap HLS Fund                                 934,096       4,036,565
Hartford MidCap Value HLS Fund                           469,523         929,861
Hartford Money Market HLS Fund                        38,146,874      40,505,994
Hartford Small Company HLS Fund                        1,213,462       3,397,433
Hartford SmallCap Growth HLS Fund                         79,559          15,021
Hartford Stock HLS Fund                                1,616,831       4,652,373
Hartford U.S. Government Securities HLS Fund           2,460,398       1,900,684
Hartford Value HLS Fund                                1,563,633       3,057,406
Lord Abbett Fundamental Equity Fund                      248,412          27,771
Lord Abbett Capital Structure Fund                       295,724         137,168
Lord Abbett Bond-Debenture Fund                        1,581,007       1,375,039
Lord Abbett Growth and Income Fund                       474,167         184,639
MFS Growth Series                                        114,443          17,333
MFS Investors Trust Series                               105,590          88,383
MFS New Discovery Series                               1,148,551       1,174,422
MFS Total Return Series                                1,311,315       1,393,442
MFS Value Series                                       3,029,663         781,732
MFS Research Bond Series                               8,785,875       1,601,699
Invesco Van Kampen V.I. Equity and Income Fund*           21,380          18,983
UIF Core Plus Fixed Income Portfolio                      19,953          11,813
UIF Emerging Markets Debt Portfolio                        1,264           1,181
UIF Emerging Markets Equity Portfolio                        597           1,441
UIF Mid Cap Growth Portfolio                             712,351         475,589
Invesco Van Kampen V.I. Mid Cap Value Fund               554,981         686,444
Morgan Stanley -- Focus Growth Portfolio                   2,417           1,140
Morgan Stanley -- Mid Cap Growth Portfolio                 8,590           9,337
Morgan Stanley -- Flexible Income Portfolio                3,400          17,231
Morgan Stanley -- Money Market Portfolio                  74,873         133,991
Invesco V.I. Select Dimensions Equally-Weighted
 S&P 500 Fund                                             20,232          19,253
Oppenheimer Capital Appreciation Fund/VA                 336,310         382,076
Oppenheimer Global Securities Fund/VA                    364,789         498,788
Oppenheimer Main Street Fund/VA                          144,546          80,063
Oppenheimer Main Street Small- & Mid-Cap
 Fund/VA*                                                333,495         330,653
Oppenheimer Value Fund/VA                                  3,210           6,496
Putnam VT Diversified Income Fund                      1,276,610         796,894
Putnam VT Global Asset Allocation Fund                    26,091          52,932
Putnam VT Global Equity Fund                             388,287         534,718
Putnam VT Growth and Income Fund                         568,732       1,344,379
Putnam VT Global Health Care Fund                         23,050          32,303
Putnam VT High Yield Fund                              1,605,816       1,460,134
Putnam VT Income Fund                                  1,407,186       1,204,934
Putnam VT International Value Fund                        64,661         102,639

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                    PURCHASES        PROCEEDS
SUB-ACCOUNT                                          AT COST        FROM SALES
--------------------------------------------------------------------------------
Putnam VT International Equity Fund                     $928,176      $1,571,956
Putnam VT International Growth Fund                        9,510          60,186
Putnam VT Investors Fund                                   7,365          19,936
Putnam VT Money Market Fund                                    7           9,258
Putnam VT Multi-Cap Growth Fund                          448,590       1,060,899
Putnam VT Small Cap Value Fund                           131,599         168,071
Putnam VT George Putnam Balanced Fund                      5,128          19,589
Putnam VT Global Utilities Fund                           16,214          71,615
Putnam VT Voyager Fund                                 1,332,009       3,174,511
Putnam VT Capital Opportunities Fund                     386,460         709,546
Putnam VT Equity Income Fund                           1,163,922         231,456
Invesco Van Kampen V.I. Growth and Income Fund           292,564          91,465
Invesco Van Kampen V.I. Comstock Fund                    482,668         423,752

*   See Note 1 for additional information related to this Sub-Account.

5.     CHANGES IN UNITS OUTSTANDING:

    The changes in units outstanding for the year ended December 31, 2011 were as follows:

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
AllianceBernstein VPS
 Balanced Wealth Strategy
 Portfolio                           12,266        10,346             1,920
AllianceBernstein VPS
 International Value
 Portfolio                          122,168        40,481            81,687
AllianceBernstein VPS
 Small/Mid Cap Value
 Portfolio                           72,936       154,119           (81,183)
AllianceBernstein VPS Value
 Portfolio                              257           268               (11)
AllianceBernstein VPS
 International Growth
 Portfolio                           33,410        45,475           (12,065)
Invesco V.I. Capital
 Appreciation Fund                   27,162        17,894             9,268
Invesco V.I. Core Equity Fund        66,141        50,361            15,780
Invesco V.I. High Yield Fund*         1,371           707               664
Invesco V.I. International
 Growth Fund                        246,162        69,207           176,955
Invesco V.I. Mid Cap Core
 Equity Fund                        127,265        28,515            98,750
Invesco V.I. Small Cap Equity
 Fund                               202,806        29,875           172,931
Invesco V.I. Capital
 Development Fund                    37,352        26,421            10,931
Invesco V.I. Global Real
 Estate Fund                         17,468         1,888            15,580
Invesco V.I. Balanced Risk
 Allocation Fund*                   147,201        79,550            67,651
Invesco V.I. Dividend Growth
 Fund*                                3,956         3,152               804
AllianceBernstein VPS Real
 Estate Investment Portfolio         19,710         2,662            17,048
American Funds Global Bond
 Fund                                35,035        19,018            16,017
American Funds Capital World
 Growth & Income Fund                71,034        11,434            59,600
American Funds Asset
 Allocation Fund                    138,613       178,738           (40,125)
American Funds Blue Chip
 Income and Growth Fund              96,164       115,496           (19,332)
American Funds Bond Fund            421,033       261,610           159,423
American Funds Global Growth
 Fund                               809,466     1,616,299          (806,833)
American Funds Growth Fund        4,480,276     7,161,325        (2,681,049)
American Funds Growth-Income
 Fund                             2,522,325     4,694,498        (2,172,173)
American Funds International
 Fund                               202,942       117,763            85,179
American Funds New World Fund        77,020        86,241            (9,221)
American Funds Global Small
 Capitalization Fund                610,842       787,245          (176,403)
Fidelity VIP Asset Manager
 Portfolio                               --       142,156          (142,156)
Fidelity VIP Equity-Income
 Portfolio                          277,637       719,745          (442,108)

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio        20,769         3,816            16,953
Fidelity VIP Contrafund
 Portfolio                          208,565       253,227           (44,662)
Fidelity VIP Overseas
 Portfolio                               --        21,128           (21,128)
Fidelity VIP Mid Cap
 Portfolio                          204,376       108,919            95,457
Fidelity VIP Value Strategies
 Portfolio                            1,082         2,290            (1,208)
Fidelity VIP Dynamic Capital
 Appreciation Portfolio               1,890           797             1,093
Fidelity VIP Freedom 2010
 Portfolio                           20,474        11,459             9,015
Fidelity VIP Freedom 2020
 Portfolio                           21,442        15,258             6,184
Fidelity VIP Freedom 2030
 Portfolio                           47,061        13,001            34,060
Fidelity VIP Strategic Income
 Portfolio                           21,813         1,830            19,983
Franklin Rising Dividends
 Securities Fund                     23,416         2,757            20,659
Franklin Income Securities
 Fund                               191,256        91,651            99,605
Franklin Small-Mid Cap Growth
 Securities Fund                     50,774        11,980            38,794
Franklin Small Cap Value
 Securities Fund                     71,324        53,772            17,552
Franklin Strategic Income
 Securities Fund                    199,318       134,369            64,949
Mutual Shares Securities Fund       185,919        93,140            92,779
Templeton Developing Markets
 Securities Fund                     77,954        12,978            64,976
Templeton Foreign Securities
 Fund                               186,670        22,475           164,195
Templeton Growth Securities
 Fund                                87,808        45,772            42,036
Mutual Global Discovery
 Securities Fund                    209,123       100,951           108,172
Franklin Flex Cap Growth
 Securities Fund                     12,005         4,951             7,054
Templeton Global Bond
 Securities Fund                    294,437       164,097           130,340
Hartford Advisers HLS Fund          429,188     1,348,367          (919,179)
Hartford Total Return Bond
 HLS Fund                         2,895,976     2,615,106           280,870
Hartford Capital Appreciation
 HLS Fund                         1,054,989     1,608,877          (553,888)
Hartford Dividend and Growth
 HLS Fund                           876,964       979,880          (102,916)
Hartford Global Research HLS
 Fund                                 4,433         3,748               685
Hartford Global Growth HLS
 Fund                               463,194        72,653           390,541
Hartford Disciplined Equity
 HLS Fund                         1,659,925       418,977         1,240,948
Hartford Growth HLS Fund             61,086         8,621            52,465
Hartford Growth Opportunities
 HLS Fund                           153,081       153,719              (638)
Hartford High Yield HLS Fund        165,600        53,158           112,442
Hartford Index HLS Fund             473,549     1,623,745        (1,150,196)
Hartford International
 Opportunities HLS Fund             660,053     1,185,826          (525,773)
Hartford Small/Mid Cap Equity
 HLS Fund                            11,172         2,398             8,774
Hartford MidCap HLS Fund            164,288       941,287          (776,999)
Hartford MidCap Value HLS
 Fund                                23,614        45,723           (22,109)
Hartford Money Market HLS
 Fund                            21,922,021    23,235,095        (1,313,074)
Hartford Small Company HLS
 Fund                               480,801     1,373,527          (892,726)
Hartford SmallCap Growth HLS
 Fund                                 5,693         1,102             4,591
Hartford Stock HLS Fund             291,712     1,230,515          (938,803)
Hartford U.S. Government
 Securities HLS Fund                206,204       174,759            31,445
Hartford Value HLS Fund             118,849       287,657          (168,808)
Lord Abbett Fundamental
 Equity Fund                         20,895         2,513            18,382
Lord Abbett Capital Structure
 Fund                                19,155        11,041             8,114
Lord Abbett Bond-Debenture
 Fund                                88,543       104,897           (16,354)
Lord Abbett Growth and Income
 Fund                                41,675        16,503            25,172
MFS Growth Series                    10,752         1,558             9,194
MFS Investors Trust Series            8,094         7,049             1,045

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
MFS New Discovery Series             41,179        54,568           (13,389)
MFS Total Return Series              73,516        94,138           (20,622)
MFS Value Series                    277,033        75,773           201,260
MFS Research Bond Series            666,723       126,794           539,929
Invesco Van Kampen V.I.
 Equity and Income Fund*              1,984         1,222               762
UIF Core Plus Fixed Income
 Portfolio                              698           811              (113)
UIF Emerging Markets Debt
 Portfolio                               --            49               (49)
UIF Emerging Markets Equity
 Portfolio                               16            46               (30)
UIF Mid Cap Growth Portfolio         54,739        37,928            16,811
Invesco Van Kampen V.I. Mid
 Cap Value Fund                      48,382        64,412           (16,030)
Morgan Stanley -- Focus
 Growth Portfolio                       156            74                82
Morgan Stanley -- Mid Cap
 Growth Portfolio                       365           365                --
Morgan Stanley -- Flexible
 Income Portfolio                       158         1,109              (951)
Morgan Stanley -- Money
 Market Portfolio                     6,432        11,513            (5,081)
Invesco V.I. Select
 Dimensions Equally-Weighted
 S&P 500 Fund                         1,121         1,067                54
Oppenheimer Capital
 Appreciation Fund/VA                30,331        34,747            (4,416)
Oppenheimer Global Securities
 Fund/VA                             26,279        38,871           (12,592)
Oppenheimer Main Street
 Fund/VA                             12,696         7,096             5,600
Oppenheimer Main Street
 Small- & Mid-Cap Fund/VA*           29,110        28,254               856
Oppenheimer Value Fund/VA               296           683              (387)
Putnam VT Diversified Income
 Fund                                43,151        58,478           (15,327)
Putnam VT Global Asset
 Allocation Fund                        264         1,884            (1,620)
Putnam VT Global Equity Fund         11,683        20,552            (8,869)
Putnam VT Growth and Income
 Fund                                13,403        43,247           (29,844)
Putnam VT Global Health Care
 Fund                                    --         2,033            (2,033)
Putnam VT High Yield Fund            27,837        52,853           (25,016)
Putnam VT Income Fund                31,144        50,216           (19,072)
Putnam VT International Value
 Fund                                 1,087         7,426            (6,339)
Putnam VT International
 Equity Fund                         38,465        96,212           (57,747)
Putnam VT International
 Growth Fund                             --         3,730            (3,730)
Putnam VT Investors Fund                221         1,869            (1,648)
Putnam VT Money Market Fund              --         5,133            (5,133)
Putnam VT Multi-Cap Growth
 Fund                                17,777        42,147           (24,370)
Putnam VT Small Cap Value
 Fund                                12,350        16,218            (3,868)
Putnam VT George Putnam
 Balanced Fund                           10         1,431            (1,421)
Putnam VT Global Utilities
 Fund                                    --         2,535            (2,535)
Putnam VT Voyager Fund               55,113        86,989           (31,876)
Putnam VT Capital
 Opportunities Fund                  19,880        36,094           (16,214)
Putnam VT Equity Income Fund         69,826        13,950            55,876
Invesco Van Kampen V.I.
 Growth and Income Fund              26,331         8,779            17,552
Invesco Van Kampen V.I.
 Comstock Fund                       37,002        37,695              (693)

*   See Note 1 for additional information related to this Sub-Account.

-------------------------------------------------------------------------------

    The changes in units outstanding for the year ended December 31, 2010 were as follows:

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
AllianceBernstein VPS
 Balanced Wealth Strategy
 Portfolio                           29,107        10,498            18,609
AllianceBernstein VPS
 International Value
 Portfolio                          127,902       103,139            24,763
AllianceBernstein VPS
 Small/Mid Cap Value
 Portfolio                          223,444        74,552           148,892
AllianceBernstein VPS Value
 Portfolio                              809           215               594
AllianceBernstein VPS
 International Growth
 Portfolio                           45,943        40,023             5,920
Invesco V.I. Capital
 Appreciation Fund                   19,392        27,400            (8,008)
Invesco V.I. Core Equity Fund        11,396         8,373             3,023
Invesco V.I. International
 Growth Fund                        307,746        43,753           263,993
Invesco V.I. Mid Cap Core
 Equity Fund                         38,189        36,367             1,822
Invesco V.I. Small Cap Equity
 Fund                               123,970        33,868            90,102
Invesco V.I. Capital
 Development Fund                    18,149        28,687           (10,538)
Invesco V.I. Global
 Multi-Asset Fund                    46,920        12,001            34,919
Invesco V.I. Global Real
 Estate Fund                          9,363           480             8,883
AllianceBernstein VPS Real
 Estate Investment Portfolio          6,380           220             6,160
American Funds Global Bond
 Fund                                59,157         8,718            50,439
American Funds Capital World
 Growth & Income Fund                87,454        21,022            66,432
American Funds Asset
 Allocation Fund                    165,435       277,936          (112,501)
American Funds Blue Chip
 Income and Growth Fund             209,169        80,282           128,887
American Funds Bond Fund            308,916       247,894            61,022
American Funds Global Growth
 Fund                             1,094,387     1,063,478            30,909
American Funds Growth Fund        4,767,510     4,581,844           185,666
American Funds Growth-Income
 Fund                             2,287,133     3,552,249        (1,265,116)
American Funds International
 Fund                               177,462       122,510            54,952
American Funds New World Fund        97,133        60,161            36,972
American Funds Global Small
 Capitalization Fund                796,409       639,794           156,615
Fidelity VIP Asset Manager
 Portfolio                                1       180,619          (180,618)
Fidelity VIP Equity-Income
 Portfolio                          268,975       699,196          (430,221)
Fidelity VIP Growth Portfolio         1,843         2,149              (306)
Fidelity VIP Contrafund
 Portfolio                          261,895       177,127            84,768
Fidelity VIP Overseas
 Portfolio                               --        25,720           (25,720)
Fidelity VIP Mid Cap
 Portfolio                          243,570        83,060           160,510
Fidelity VIP Value Strategies
 Portfolio                            1,653         5,090            (3,437)
Fidelity VIP Dynamic Capital
 Appreciation Portfolio               2,977         3,108              (131)
Fidelity VIP Freedom 2010
 Portfolio                           17,672         4,086            13,586
Fidelity VIP Freedom 2020
 Portfolio                           27,881         6,361            21,520
Fidelity VIP Freedom 2030
 Portfolio                           26,259         7,965            18,294
Fidelity VIP Strategic Income
 Portfolio                            8,980           617             8,363
Franklin Rising Dividends
 Securities Fund                     25,805         1,375            24,430
Franklin Income Securities
 Fund                               212,162       117,829            94,333
Franklin Small-Mid Cap Growth
 Securities Fund                     45,408         6,805            38,603
Franklin Small Cap Value
 Securities Fund                     83,092        85,073            (1,981)
Franklin Strategic Income
 Securities Fund                    380,942        73,946           306,996
Mutual Shares Securities Fund       226,694       180,537            46,157
Templeton Developing Markets
 Securities Fund                     80,569        10,549            70,020
Templeton Foreign Securities
 Fund                               154,003        15,976           138,027
Templeton Growth Securities
 Fund                               108,070        47,766            60,304

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
Mutual Global Discovery
 Securities Fund                    304,146        53,681           250,465
Franklin Flex Cap Growth
 Securities Fund                      7,265         2,213             5,052
Templeton Global Bond
 Securities Fund                    510,217        80,204           430,013
Hartford Advisers HLS Fund          469,417     1,996,915        (1,527,498)
Hartford Total Return Bond
 HLS Fund                         3,878,289     1,729,109         2,149,180
Hartford Capital Appreciation
 HLS Fund                         1,029,368     1,297,794          (268,426)
Hartford Dividend and Growth
 HLS Fund                         1,161,910     1,423,374          (261,464)
Hartford Global Research HLS
 Fund                                 3,850         9,691            (5,841)
Hartford Global Growth HLS
 Fund                               101,479        89,379            12,100
Hartford Disciplined Equity
 HLS Fund                         1,975,550       666,562         1,308,988
Hartford Growth HLS Fund             40,262        12,362            27,900
Hartford Growth Opportunities
 HLS Fund                           222,035        49,614           172,421
Hartford High Yield HLS Fund        219,780        44,925           174,855
Hartford Index HLS Fund             757,032     1,667,928          (910,896)
Hartford International
 Opportunities HLS Fund           1,691,046       839,826           851,220
Hartford Small/Mid Cap Equity
 HLS Fund                             5,235         4,870               365
Hartford MidCap HLS Fund            331,004     1,312,417          (981,413)
Hartford MidCap Value HLS
 Fund                                49,136        76,196           (27,060)
Hartford Money Market HLS
 Fund                            18,377,206    25,012,230        (6,635,024)
Hartford Small Company HLS
 Fund                               537,131     1,320,639          (783,508)
Hartford SmallCap Growth HLS
 Fund                                 2,835         1,069             1,766
Hartford Stock HLS Fund             317,980     1,635,479        (1,317,499)
Hartford U.S. Government
 Securities HLS Fund                138,270       167,539           (29,269)
Hartford Value HLS Fund           1,797,787       520,207         1,277,580
Lord Abbett Fundamental
 Equity Fund                          2,841            88             2,753
Lord Abbett Capital Structure
 Portfolio Fund                      22,185        27,660            (5,475)
Lord Abbett Bond-Debenture
 Fund                               119,723       106,807            12,916
Lord Abbett Growth and Income
 Fund                                36,632        16,015            20,617
MFS Growth Series                     2,597           900             1,697
MFS Investors Trust Series            5,989         3,779             2,210
MFS New Discovery Series             85,030        47,343            37,687
MFS Total Return Series              96,010        93,580             2,430
MFS Value Series                    371,003        42,611           328,392
MFS Research Bond Series            538,048        27,615           510,433
UIF Core Plus Fixed Income
 Portfolio                              675           581                94
UIF Emerging Markets Debt
 Portfolio                            1,145             8             1,137
UIF Emerging Markets Equity
 Portfolio                              861            16               845
Invesco Van Kampen V. I. High
 Yield Fund                              58            26                32
UIF Mid Cap Growth Portfolio         42,858       104,736           (61,878)
Invesco Van Kampen V. I. Mid
 Cap Value Fund                      30,851       148,122          (117,271)
Morgan Stanley -- Focus
 Growth Portfolio                       194            76               118
Invesco V I. Select
 Dimensions Balanced Fund               144            --               144
Morgan Stanley -- Flexible
 Income Portfolio                       319           101               218
Invesco V.I. Select
 Dimensions Dividend Growth
 Fund                                   433           102               331
Morgan Stanley -- Money
 Market Portfolio                     2,249         6,927            (4,678)
Invesco V.I. Select
 Dimensions Equally-Weighted
 S&P 500 Fund                           225           135                90
Oppenheimer Capital
 Appreciation Fund/VA                32,983        25,461             7,522
Oppenheimer Global Securities
 Fund/VA                             48,814        19,258            29,556
Oppenheimer Main Street
 Fund/VA                             13,979         5,235             8,744

-------------------------------------------------------------------------------

                                  UNITS         UNITS          NET INCREASE
SUB-ACCOUNT                       ISSUED       REDEEMED         (DECREASE)
--------------------------------------------------------------------------------
Oppenheimer Main Street Small
 Cap Fund/VA                         37,002        55,930           (18,928)
Oppenheimer Value Fund/VA               222           418              (196)
Putnam VT Diversified Income
 Fund                               112,270       106,808             5,462
Putnam VT Global Asset
 Allocation Fund                        675         6,770            (6,095)
Putnam VT Global Equity Fund          8,095        20,717           (12,622)
Putnam VT Growth and Income
 Fund                                14,173        44,880           (30,707)
Putnam VT Global Health Care
 Fund                                    --         3,176            (3,176)
Putnam VT High Yield Fund            26,931       100,819           (73,888)
Putnam VT Income Fund                54,866        99,864           (44,998)
Putnam VT International Value
 Fund                                 1,155         7,210            (6,055)
Putnam VT International
 Equity Fund                         51,989       133,969           (81,980)
Putnam VT International
 Growth Fund                             --         4,858            (4,858)
Putnam VT Investors Fund                541        12,710           (12,169)
Putnam VT Money Market Fund              --         4,751            (4,751)
Putnam VT Multi-Cap Growth
 Fund                                60,865       134,529           (73,664)
Putnam VT Small Cap Value
 Fund                                16,652        48,710           (32,058)
Putnam VT George Putnam
 Balanced Fund                           --         3,822            (3,822)
Putnam VT Global Utilities
 Fund                                     1         3,039            (3,038)
Putnam VT Voyager Fund               51,562        68,831           (17,269)
Putnam VT Capital
 Opportunities Fund                  37,503        33,669             3,834
Putnam VT Equity Income Fund         22,491        50,046           (27,555)
Invesco Van Kampen V.I.
 Growth and Income Fund              17,304         8,482             8,822
Invesco Van Kampen V.I.
 Comstock Fund                       37,543        58,715           (21,172)

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

6.  FINANCIAL HIGHLIGHTS:

     The following is a summary of units, unit fair value, net assets, expense ratios, investment income ratios, and total return representing the lowest and highest contract charges for each of the periods presented within each Sub-Account that had outstanding units, as of and for the year ended December 31, 2011. A Sub-Account could invest in multiple share classes, thus resulting in a specific unit value being outside of the range below. Financial highlights for net assets allocated to Sub-Accounts that have merged during the period, if applicable, have been shown for the surviving fund.

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS
BALANCED WEALTH STRATEGY
PORTFOLIO
 2011                                  51,550       $9.898234      to       $9.898234         $510,257
 2010                                  49,630       10.210277      to       10.210277          506,733
 2009                                  31,021        9.257151      to        9.257151          287,165
 2008                                  12,637        7.481734      to        7.481734           94,544
ALLIANCEBERNSTEIN VPS
INTERNATIONAL VALUE PORTFOLIO
 2011                                 864,188        6.857519      to        6.857519        5,926,185
 2010                                 782,501        8.511980      to        8.511980        6,660,629
 2009                                 757,738        8.161134      to        8.161134        6,184,003
 2008                                 645,465        6.074134      to        6.074134        3,920,642
 2007                                 397,738       13.001625      to       13.001625        5,171,241
ALLIANCEBERNSTEIN VPS
SMALL/MID CAP VALUE PORTFOLIO
 2011                                 341,340       12.359340      to       12.359340        4,218,732
 2010                                 422,523       13.525397      to       13.525397        5,714,787
 2009                                 273,631       10.684549      to       10.684549        2,923,626
 2008                                 216,734        7.489616      to        7.489616        1,623,257
 2007                                 141,542       11.656335      to       11.656335        1,649,856
ALLIANCEBERNSTEIN VPS VALUE
PORTFOLIO
 2011                                   1,375        8.410751      to        8.410751           11,566
 2010                                   1,386        8.740814      to        8.740814           12,114
 2009                                     792        7.844980      to        7.844980            6,210
 2008                                     248        6.481456      to        6.481456            1,607
ALLIANCEBERNSTEIN VPS
INTERNATIONAL GROWTH
PORTFOLIO
 2011                                 166,297        7.883945      to        7.883945        1,311,075
 2010                                 178,362        9.390573      to        9.390573        1,674,918
 2009                                 172,442        8.339156      to        8.339156        1,438,025
 2008                                 123,863        5.989175      to        5.989175          741,838
 2007                                  81,518       11.735231      to       11.735231          956,630
INVESCO V.I. CAPITAL
APPRECIATION FUND
 2011                                 246,773        9.341396      to        9.341396        2,305,207
 2010                                 237,505       10.143783      to       10.143783        2,409,197
 2009                                 245,513        8.783347      to        8.783347        2,156,428
 2008                                 227,057        7.254268      to        7.254268        1,647,132
 2007                                 212,999       12.614437      to       12.614437        2,686,865
INVESCO V.I. CORE EQUITY FUND
 2011                                  98,863       15.391910      to       15.391910        1,521,695
 2010                                  83,083       15.401643      to       15.401643        1,279,622
 2009                                  80,060       14.058334      to       14.058334        1,125,506
 2008                                 163,573       10.957579      to       10.957579        1,792,368
 2007                                  13,185       15.685297      to       15.685297          206,809
INVESCO V.I. HIGH YIELD FUND+
 2011                                   1,338        9.838689      to        9.838689           13,167

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS
BALANCED WEALTH STRATEGY
PORTFOLIO
 2011                             --      to         --       2.35%     to       2.35%      (3.06)%    to       (3.06)%
 2010                             --      to         --       2.36%     to       2.36%      10.30%     to       10.30%
 2009                             --      to         --       0.79%     to       0.79%      24.45%     to       24.45%
 2008                             --      to         --       3.93%     to       3.93%     (25.18)%    to      (25.18)%
ALLIANCEBERNSTEIN VPS
INTERNATIONAL VALUE PORTFOLIO
 2011                             --      to         --       4.05%     to       4.05%     (19.44)%    to      (19.44)%
 2010                             --      to         --       2.78%     to       2.78%       4.30%     to        4.30%
 2009                             --      to         --       1.20%     to       1.20%      34.36%     to       34.36%
 2008                             --      to         --       0.86%     to       0.86%     (53.28)%    to      (53.28)%
 2007                             --      to         --       0.70%     to       0.70%       5.58%     to        5.58%
ALLIANCEBERNSTEIN VPS
SMALL/MID CAP VALUE PORTFOLIO
 2011                             --      to         --       0.26%     to       0.26%      (8.62)%    to       (8.62)%
 2010                             --      to         --       0.26%     to       0.26%      26.59%     to       26.59%
 2009                             --      to         --       0.75%     to       0.75%      42.66%     to       42.66%
 2008                             --      to         --       0.42%     to       0.42%     (35.75)%    to      (35.75)%
 2007                             --      to         --       0.92%     to       0.92%       1.53%     to        1.53%
ALLIANCEBERNSTEIN VPS VALUE
PORTFOLIO
 2011                             --      to         --       1.19%     to       1.19%      (3.78)%    to       (3.78)%
 2010                             --      to         --       1.34%     to       1.34%      11.42%     to       11.42%
 2009                             --      to         --       2.49%     to       2.49%      21.04%     to       21.04%
 2008                             --      to         --         --      to         --      (35.19)%    to      (35.19)%
ALLIANCEBERNSTEIN VPS
INTERNATIONAL GROWTH
PORTFOLIO
 2011                             --      to         --       2.83%     to       2.83%     (16.04)%    to      (16.04)%
 2010                             --      to         --       1.85%     to       1.85%      12.61%     to       12.61%
 2009                             --      to         --       4.55%     to       4.55%      39.24%     to       39.24%
 2008                             --      to         --         --      to         --      (48.96)%    to      (48.96)%
 2007                             --      to         --       1.60%     to       1.60%      17.35%     to       17.35%
INVESCO V.I. CAPITAL
APPRECIATION FUND
 2011                             --      to         --       0.15%     to       0.15%      (7.91)%    to       (7.91)%
 2010                             --      to         --       0.77%     to       0.77%      15.49%     to       15.49%
 2009                             --      to         --       0.68%     to       0.68%      21.08%     to       21.08%
 2008                             --      to         --         --      to         --      (42.49)%    to      (42.49)%
 2007                             --      to         --         --      to         --       12.01%     to       12.01%
INVESCO V.I. CORE EQUITY FUND
 2011                             --      to         --       0.72%     to       0.72%      (0.06)%    to       (0.06)%
 2010                             --      to         --       0.99%     to       0.99%       9.56%     to        9.56%
 2009                             --      to         --       1.16%     to       1.16%      28.30%     to       28.30%
 2008                             --      to         --      12.90%     to      12.90%     (30.14)%    to      (30.14)%
 2007                             --      to         --       1.12%     to       1.12%       8.12%     to        8.12%
INVESCO V.I. HIGH YIELD FUND+
 2011                             --      to         --         --      to         --       (1.61)%    to       (1.61)%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #                NET ASSETS
-------------------------------------------------------------------------------------------------------------
INVESCO V.I. INTERNATIONAL
GROWTH FUND
 2011                                 850,728       $9.245632      to       $9.245632          $7,865,517
 2010                                 673,773        9.913898      to        9.913898           6,679,720
 2009                                 409,780        8.784056      to        8.784056           3,599,534
 2008                                  89,500        6.495072      to        6.495072             581,307
INVESCO V.I. MID CAP CORE
EQUITY FUND
 2011                                 328,300       16.909642      to       16.909642           5,551,429
 2010                                 229,550       18.061560      to       18.061560           4,146,024
 2009                                 227,728       15.827870      to       15.827870           3,604,451
 2008                                 228,373       12.155426      to       12.155426           2,775,974
 2007                                 218,610       17.005072      to       17.005072           3,717,479
INVESCO V.I. SMALL CAP EQUITY
FUND
 2011                                 352,912       13.702870      to       13.702870           4,835,906
 2010                                 179,981       13.803070      to       13.803070           2,484,288
 2009                                  89,879       10.738505      to       10.738505             965,161
 2008                                  64,756        8.853684      to        8.853684             573,329
 2007                                  34,717       12.889339      to       12.889339             447,477
INVESCO V.I. CAPITAL
DEVELOPMENT FUND
 2011                                 159,349       11.072131      to       11.072131           1,764,329
 2010                                 148,418       11.925883      to       11.925883           1,770,018
 2009                                 158,956       10.040517      to       10.040517           1,595,998
 2008                                 160,469        7.052376      to        7.052376           1,131,691
 2007                                 148,635       13.312750      to       13.312750           1,978,746
INVESCO V.I. GLOBAL REAL
ESTATE FUND
 2011                                  25,504       13.205405      to       13.205405             336,790
 2010                                   9,924       14.124702      to       14.124702             140,177
 2009                                   1,041       12.019804      to       12.019804              12,510
INVESCO V.I. BALANCED RISK
ALLOCATION FUND+
 2011                                 128,635       11.091880      to       11.091880           1,426,806
INVESCO V.I. DIVIDEND GROWTH
FUND+
 2011                                   3,820        9.793528      to        9.793528              37,414
ALLIANCEBERNSTEIN VPS REAL
ESTATE INVESTMENT PORTFOLIO
 2011                                  23,253       18.461559      to       18.461559             429,286
 2010                                   6,205       16.976140      to       16.976140             105,335
 2009                                      45       13.467967      to       13.467967                 604
AMERICAN FUNDS GLOBAL BOND
FUND
 2011                                 153,084       12.009540      to       12.009540           1,838,472
 2010                                 137,067       11.488176      to       11.488176           1,574,654
 2009                                  86,628       10.917046      to       10.917046             945,719
 2008                                  27,660        9.952373      to        9.952373             275,278
AMERICAN FUNDS CAPITAL WORLD
GROWTH & INCOME FUND
 2011                                 360,886        9.123412      to        9.123412           3,292,508
 2010                                 301,286        9.588656      to        9.588656           2,888,928
 2009                                 234,854        8.577912      to        8.577912           2,014,558
 2008                                  79,156        6.139312      to        6.139312             485,963

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
INVESCO V.I. INTERNATIONAL
GROWTH FUND
 2011                             --      to         --       1.47%     to       1.47%      (6.74)%    to       (6.74)%
 2010                             --      to         --       2.58%     to       2.58%      12.86%     to       12.86%
 2009                             --      to         --       2.46%     to       2.46%      35.24%     to       35.24%
 2008                             --      to         --       2.47%     to       2.47%     (35.05)%    to      (35.05)%
INVESCO V.I. MID CAP CORE
EQUITY FUND
 2011                             --      to         --       0.32%     to       0.32%      (6.38)%    to       (6.38)%
 2010                             --      to         --       0.57%     to       0.57%      14.11%     to       14.11%
 2009                             --      to         --       1.42%     to       1.42%      30.21%     to       30.21%
 2008                             --      to         --       1.62%     to       1.62%     (28.52)%    to      (28.52)%
 2007                             --      to         --       0.23%     to       0.23%       9.55%     to        9.55%
INVESCO V.I. SMALL CAP EQUITY
FUND
 2011                             --      to         --         --      to         --       (0.73)%    to       (0.73)%
 2010                             --      to         --         --      to         --       28.54%     to       28.54%
 2009                             --      to         --       0.23%     to       0.23%      21.29%     to       21.29%
 2008                             --      to         --         --      to         --      (31.31)%    to      (31.31)%
 2007                             --      to         --       0.06%     to       0.06%       5.19%     to        5.19%
INVESCO V.I. CAPITAL
DEVELOPMENT FUND
 2011                             --      to         --         --      to         --       (7.16)%    to       (7.16)%
 2010                             --      to         --         --      to         --       18.78%     to       18.78%
 2009                             --      to         --         --      to         --       42.37%     to       42.37%
 2008                             --      to         --         --      to         --      (47.03)%    to      (47.03)%
 2007                             --      to         --         --      to         --       10.85%     to       10.85%
INVESCO V.I. GLOBAL REAL
ESTATE FUND
 2011                             --      to         --       4.42%     to       4.42%      (6.51)%    to       (6.51)%
 2010                             --      to         --       7.36%     to       7.36%      17.51%     to       17.51%
 2009                             --      to         --         --      to         --       20.20%     to       20.20%
INVESCO V.I. BALANCED RISK
ALLOCATION FUND+
 2011                             --      to         --         --      to         --       10.92%     to       10.92%
INVESCO V.I. DIVIDEND GROWTH
FUND+
 2011                             --      to         --         --      to         --       (2.06)%    to       (2.06)%
ALLIANCEBERNSTEIN VPS REAL
ESTATE INVESTMENT PORTFOLIO
 2011                             --      to         --       1.33%     to       1.33%       8.75%     to        8.75%
 2010                             --      to         --       0.14%     to       0.14%      26.05%     to       26.05%
 2009                             --      to         --         --      to         --       34.68%     to       34.68%
AMERICAN FUNDS GLOBAL BOND
FUND
 2011                             --      to         --       2.90%     to       2.90%       4.54%     to        4.54%
 2010                             --      to         --       3.34%     to       3.34%       5.23%     to        5.23%
 2009                             --      to         --       1.83%     to       1.83%       9.69%     to        9.69%
 2008                             --      to         --      15.28%     to      15.28%      (0.48)%    to       (0.48)%
AMERICAN FUNDS CAPITAL WORLD
GROWTH & INCOME FUND
 2011                             --      to         --       2.85%     to       2.85%      (4.85)%    to       (4.85)%
 2010                             --      to         --       2.82%     to       2.82%      11.78%     to       11.78%
 2009                             --      to         --       3.08%     to       3.08%      39.72%     to       39.72%
 2008                             --      to         --      10.73%     to      10.73%     (38.61)%    to      (38.61)%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
AMERICAN FUNDS ASSET
ALLOCATION FUND
 2011                               1,858,634      $15.913238      to      $15.913238      $29,576,879
 2010                               1,898,759       15.709635      to       15.709635       29,828,807
 2009                               2,011,260       13.963461      to       13.963461       28,084,144
 2008                               2,160,890       11.262300      to       11.262300       24,336,595
 2007                               1,913,743       15.977239      to       15.977239       30,576,323
AMERICAN FUNDS BLUE CHIP
INCOME AND GROWTH FUND
 2011                               1,160,081       14.789539      to       14.789539       17,157,065
 2010                               1,179,413       14.924145      to       14.924145       17,601,730
 2009                               1,050,526       13.286460      to       13.286460       13,957,778
 2008                                 984,243       10.382553      to       10.382553       10,218,954
 2007                                 880,070       16.351739      to       16.351739       14,390,677
AMERICAN FUNDS BOND FUND
 2011                               2,486,108       14.125783      to       14.125783       35,118,217
 2010                               2,326,685       13.313285      to       13.313285       30,975,819
 2009                               2,265,663       12.507300      to       12.507300       28,337,321
 2008                               1,874,922       11.107228      to       11.107228       20,825,185
 2007                               1,525,476       12.252603      to       12.252603       18,691,050
AMERICAN FUNDS GLOBAL GROWTH
FUND
 2011                              12,214,967        1.533372      to        1.533372       18,730,088
 2010                              13,021,800        1.682911      to        1.682911       21,914,531
 2009                              12,990,891        1.506019      to        1.506019       19,564,529
 2008                              15,007,918        1.058316      to        1.058316       15,883,119
 2007                              13,781,735        1.717724      to        1.717724       23,673,217
AMERICAN FUNDS GROWTH FUND
 2011                              64,875,215        1.175863      to       14.784060       76,371,260
 2010                              67,556,264        1.228397      to       15.444590       83,104,714
 2009                              67,370,598        1.035048      to       13.013625       69,823,670
 2008                              67,911,355        0.742443      to        9.334667       50,480,136
 2007                              61,139,063        1.325073      to       16.660105       81,106,760
AMERICAN FUNDS GROWTH-INCOME
FUND
 2011                              45,148,169        1.367989      to       13.318124       61,792,882
 2010                              47,320,342        1.393495      to       13.566369       66,000,040
 2009                              48,585,458        1.250601      to       12.175221       60,809,683
 2008                              50,697,847        0.952901      to        9.276999       48,347,193
 2007                              48,175,823        1.533170      to       14.926191       73,913,558
AMERICAN FUNDS INTERNATIONAL
FUND
 2011                               1,774,338       17.419907      to       19.857580       35,226,826
 2010                               1,689,159       20.247105      to       23.080421       38,978,574
 2009                               1,634,207       18.881474      to       21.523685       35,167,138
 2008                               1,594,926       13.197152      to       15.043908       23,989,307
 2007                               1,524,844       22.802217      to       25.993056       39,628,267
AMERICAN FUNDS NEW WORLD FUND
 2011                                 542,415       27.327395      to       27.327395       14,822,781
 2010                                 551,636       31.756414      to       31.756414       17,517,974
 2009                                 514,664       26.941235      to       26.941235       13,865,690
 2008                                 454,333       18.002579      to       18.002579        8,179,160
 2007                                 450,502       31.240624      to       31.240624       14,073,969

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
AMERICAN FUNDS ASSET
ALLOCATION FUND
 2011                             --      to         --       1.89%     to       1.89%       1.30%     to        1.30%
 2010                             --      to         --       1.98%     to       1.98%      12.51%     to       12.51%
 2009                             --      to         --       2.37%     to       2.37%      23.98%     to       23.98%
 2008                             --      to         --       2.70%     to       2.70%     (29.51)%    to      (29.51)%
 2007                             --      to         --       2.34%     to       2.34%       6.55%     to        6.55%
AMERICAN FUNDS BLUE CHIP
INCOME AND GROWTH FUND
 2011                             --      to         --       1.76%     to       1.76%      (0.90)%    to       (0.90)%
 2010                             --      to         --       1.84%     to       1.84%      12.33%     to       12.33%
 2009                             --      to         --       2.20%     to       2.20%      27.97%     to       27.97%
 2008                             --      to         --       2.15%     to       2.15%     (36.51)%    to      (36.51)%
 2007                             --      to         --       2.59%     to       2.59%       2.03%     to        2.03%
AMERICAN FUNDS BOND FUND
 2011                             --      to         --       3.13%     to       3.13%       6.10%     to        6.10%
 2010                             --      to         --       3.08%     to       3.08%       6.44%     to        6.44%
 2009                             --      to         --       3.34%     to       3.34%      12.61%     to       12.61%
 2008                             --      to         --       5.95%     to       5.95%      (9.35)%    to       (9.35)%
 2007                             --      to         --       8.28%     to       8.28%       3.33%     to        3.33%
AMERICAN FUNDS GLOBAL GROWTH
FUND
 2011                             --      to         --       1.29%     to       1.29%      (8.89)%    to       (8.89)%
 2010                             --      to         --       1.52%     to       1.52%      11.75%     to       11.75%
 2009                             --      to         --       1.39%     to       1.39%      42.30%     to       42.30%
 2008                             --      to         --       1.97%     to       1.97%     (38.39)%    to      (38.39)%
 2007                             --      to         --       2.75%     to       2.75%      14.85%     to       14.85%
AMERICAN FUNDS GROWTH FUND
 2011                             --      to         --       0.61%     to       0.62%      (4.28)%    to       (4.28)%
 2010                             --      to         --       0.74%     to       0.76%      18.68%     to       18.68%
 2009                             --      to         --       0.67%     to       0.68%      39.41%     to       39.41%
 2008                             --      to         --       0.87%     to       0.89%     (43.97)%    to      (43.97)%
 2007                             --      to         --       0.53%     to       0.81%      12.35%     to       12.35%
AMERICAN FUNDS GROWTH-INCOME
FUND
 2011                             --      to         --       1.29%     to       1.55%      (1.83)%    to       (1.83)%
 2010                             --      to         --       1.50%     to       1.56%      11.43%     to       11.43%
 2009                             --      to         --       1.52%     to       1.62%      31.24%     to       31.24%
 2008                             --      to         --       1.81%     to       1.84%     (37.85)%    to      (37.85)%
 2007                             --      to         --       0.87%     to       1.58%       5.04%     to        5.04%
AMERICAN FUNDS INTERNATIONAL
FUND
 2011                             --      to         --       1.82%     to       1.87%     (13.96)%    to      (13.96)%
 2010                             --      to         --       2.09%     to       2.15%       7.23%     to        7.23%
 2009                             --      to         --       1.58%     to       1.67%      43.07%     to       43.07%
 2008                             --      to         --       2.00%     to       2.20%     (42.12)%    to      (42.12)%
 2007                             --      to         --       0.78%     to       1.59%      20.02%     to       20.02%
AMERICAN FUNDS NEW WORLD FUND
 2011                             --      to         --       1.70%     to       1.70%     (13.95)%    to      (13.95)%
 2010                             --      to         --       1.64%     to       1.64%      17.87%     to       17.87%
 2009                             --      to         --       1.64%     to       1.64%      49.65%     to       49.65%
 2008                             --      to         --       1.60%     to       1.60%     (42.37)%    to      (42.37)%
 2007                             --      to         --       3.30%     to       3.30%      32.21%     to       32.21%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2011                               7,313,030       $1.831808      to       $1.831808      $13,396,066
 2010                               7,489,433        2.265511      to        2.265511       16,967,392
 2009                               7,332,818        1.850714      to        1.850714       13,570,949
 2008                               7,312,344        1.147402      to       12.386047        8,392,315
 2007                               7,500,121        2.468617      to       26.648331       18,519,854
FIDELITY VIP ASSET MANAGER
 PORTFOLIO
 2011                                 267,425        2.690584      to        2.690584          719,530
 2010                                 409,581        2.761290      to        2.761290        1,130,973
 2009                                 590,199        2.416579      to        2.416579        1,426,263
 2008                                 722,176        1.871681      to        1.871681        1,351,682
 2007                                 816,609        2.625733      to        2.625733        2,144,197
FIDELITY VIP EQUITY-INCOME
 PORTFOLIO
 2011                               4,570,676        2.906674      to       10.840042       13,968,283
 2010                               5,012,784        2.878704      to       10.769489       15,311,628
 2009                               5,443,005        2.499987      to        9.371563       14,391,248
 2008                               6,099,579        1.919982      to        7.215315       12,082,632
 2007                               6,540,904        3.348026      to       12.616655       22,385,091
FIDELITY VIP GROWTH PORTFOLIO
 2011                                  23,925        9.385277      to        9.385277          224,539
 2010                                   6,972        9.388340      to        9.388340           65,456
 2009                                   7,278        7.579744      to        7.579744           55,168
 2008                                   3,095        5.923299      to        5.923299           18,329
FIDELITY VIP CONTRAFUND
 PORTFOLIO
 2011                               1,243,504       12.330930      to       12.330930       15,333,565
 2010                               1,288,166       12.684040      to       12.684040       16,339,146
 2009                               1,203,398       10.847941      to       10.847941       13,054,387
 2008                                 882,231        8.007735      to        8.007735        7,064,671
 2007                                 619,032       13.972661      to       13.972661        8,649,521
FIDELITY VIP OVERSEAS
 PORTFOLIO
 2011                                 184,825        1.984568      to        1.984568          366,798
 2010                                 205,953        2.395759      to        2.395759          493,414
 2009                                 231,673        2.118000      to        2.118000          490,684
 2008                                 307,660        1.673907      to        1.673907          514,995
 2007                                 369,737        2.978729      to        2.978729        1,101,347
FIDELITY VIP MID CAP
 PORTFOLIO
 2011                               1,003,459       13.333878      to       13.333878       13,380,003
 2010                                 908,002       14.957023      to       14.957023       13,581,013
 2009                                 747,492       11.633336      to       11.633336        8,695,828
 2008                                 549,168        8.324310      to        8.324310        4,571,445
 2007                                 380,876       13.783318      to       13.783318        5,249,730
FIDELITY VIP VALUE STRATEGIES
 PORTFOLIO
 2011                                   5,703        9.764119      to        9.764119           55,682
 2010                                   6,911       10.734145      to       10.734145           74,188
 2009                                  10,348        8.496440      to        8.496440           87,922
 2008                                     263        5.406483      to        5.406483            1,419

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2011                             --      to         --       1.31%     to       1.31%     (19.14)%    to      (19.14)%
 2010                             --      to         --       1.74%     to       1.74%      22.41%     to       22.41%
 2009                             --      to         --       0.29%     to       0.29%      61.30%     to       61.30%
 2008                             --      to         --         --      to         --      (53.52)%    to      (53.52)%
 2007                             --      to         --       2.92%     to       3.16%      21.43%     to       21.43%
FIDELITY VIP ASSET MANAGER
 PORTFOLIO
 2011                             --      to         --       1.53%     to       1.53%      (2.56)%    to       (2.56)%
 2010                             --      to         --       1.41%     to       1.41%      14.26%     to       14.26%
 2009                             --      to         --       2.30%     to       2.30%      29.11%     to       29.11%
 2008                             --      to         --       2.52%     to       2.52%     (28.72)%    to      (28.72)%
 2007                             --      to         --       5.97%     to       5.97%      15.50%     to       15.50%
FIDELITY VIP EQUITY-INCOME
 PORTFOLIO
 2011                             --      to         --       1.90%     to       2.48%       0.66%     to        0.97%
 2010                             --      to         --       1.65%     to       1.82%      14.92%     to       15.15%
 2009                             --      to         --       2.22%     to       2.25%      29.88%     to       30.21%
 2008                             --      to         --       2.55%     to       2.66%     (42.81)%    to      (42.65)%
 2007                             --      to         --       1.74%     to       2.07%       1.27%     to        1.53%
FIDELITY VIP GROWTH PORTFOLIO
 2011                             --      to         --       0.16%     to       0.16%      (0.03)%    to       (0.03)%
 2010                             --      to         --       0.03%     to       0.03%      23.86%     to       23.86%
 2009                             --      to         --       0.26%     to       0.26%      27.97%     to       27.97%
 2008                             --      to         --       2.85%     to       2.85%     (40.77)%    to      (40.77)%
FIDELITY VIP CONTRAFUND
 PORTFOLIO
 2011                             --      to         --       0.82%     to       0.82%      (2.78)%    to       (2.78)%
 2010                             --      to         --       1.06%     to       1.06%      16.93%     to       16.93%
 2009                             --      to         --       1.31%     to       1.31%      35.47%     to       35.47%
 2008                             --      to         --       0.94%     to       0.94%     (42.69)%    to      (42.69)%
 2007                             --      to         --       1.10%     to       1.10%      17.30%     to       17.30%
FIDELITY VIP OVERSEAS
 PORTFOLIO
 2011                             --      to         --       1.34%     to       1.34%     (17.16)%    to      (17.16)%
 2010                             --      to         --       1.40%     to       1.40%      13.11%     to       13.11%
 2009                             --      to         --       2.10%     to       2.10%      26.53%     to       26.53%
 2008                             --      to         --       2.43%     to       2.43%     (43.81)%    to      (43.81)%
 2007                             --      to         --       3.29%     to       3.29%      17.31%     to       17.31%
FIDELITY VIP MID CAP
 PORTFOLIO
 2011                             --      to         --       0.02%     to       0.02%     (10.85)%    to      (10.85)%
 2010                             --      to         --       0.14%     to       0.14%      28.57%     to       28.57%
 2009                             --      to         --       0.50%     to       0.50%      39.75%     to       39.75%
 2008                             --      to         --       0.26%     to       0.26%     (39.61)%    to      (39.61)%
 2007                             --      to         --       0.56%     to       0.56%      15.34%     to       15.34%
FIDELITY VIP VALUE STRATEGIES
 PORTFOLIO
 2011                             --      to         --       0.69%     to       0.69%      (9.04)%    to       (9.04)%
 2010                             --      to         --       0.28%     to       0.28%      26.34%     to       26.34%
 2009                             --      to         --       0.69%     to       0.69%      57.15%     to       57.15%
 2008                             --      to         --      15.62%     to      15.62%     (45.94)%    to      (45.94)%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
FIDELITY VIP DYNAMIC CAPITAL
 APPRECIATION PORTFOLIO
 2011                                   8,129      $10.081559      to      $10.081559          $81,951
 2010                                   7,036       10.368529      to       10.368529           72,953
 2009                                   7,167        8.787986      to        8.787986           62,987
 2008                                   3,846        6.471799      to        6.471799           24,888
FIDELITY VIP FREEDOM 2010
 PORTFOLIO
 2011                                  45,937       10.849651      to       10.849651          498,398
 2010                                  36,922       10.896238      to       10.896238          402,314
 2009                                  23,336        9.681661      to        9.681661          225,930
 2008                                   2,225        7.810650      to        7.810650           17,377
FIDELITY VIP FREEDOM 2020
 PORTFOLIO
 2011                                  57,846       10.405993      to       10.405993          601,940
 2010                                  51,662       10.536819      to       10.536819          544,351
 2009                                  30,142        9.216289      to        9.216289          277,797
 2008                                  11,607        7.169550      to        7.169550           83,211
FIDELITY VIP FREEDOM 2030
 PORTFOLIO
 2011                                  71,482        9.908391      to        9.908391          708,270
 2010                                  37,422       10.196865      to       10.196865          381,587
 2009                                  19,128        8.798777      to        8.798777          168,304
 2008                                   5,190        6.707483      to        6.707483           34,809
FIDELITY VIP STRATEGIC INCOME
 PORTFOLIO
 2011                                  28,463       12.624600      to       12.624600          359,334
 2010                                   8,480       12.086384      to       12.086384          102,492
 2009                                     117       11.064938      to       11.064938            1,299
FRANKLIN RISING DIVIDENDS
 SECURITIES FUND
 2011                                  46,810       14.282970      to       14.282970          668,591
 2010                                  26,151       13.474687      to       13.474687          352,381
 2009                                   1,721       11.169012      to       11.169012           19,226
FRANKLIN INCOME SECURITIES
 FUND
 2011                               1,282,496       13.064004      to       13.064004       16,754,536
 2010                               1,182,891       12.759824      to       12.759824       15,093,484
 2009                               1,088,558       11.324722      to       11.324722       12,327,615
 2008                                 944,659        8.351913      to        8.351913        7,889,708
 2007                                 573,130       11.872911      to       11.872911        6,804,717
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2011                                 105,915       11.390200      to       14.075721        1,213,002
 2010                                  67,121       11.968326      to       14.790154          809,801
 2009                                  28,518        9.377872      to       11.588939          272,099
 2008                                   9,395        6.531711      to        8.071731           67,562
 2007                                   3,801       14.036486      to       14.036486           53,353
FRANKLIN SMALL CAP VALUE
 SECURITIES FUND
 2011                                 492,148       19.971648      to       19.971648        9,829,007
 2010                                 474,596       20.751900      to       20.751900        9,848,778
 2009                                 476,577       16.184436      to       16.184436        7,713,126
 2008                                 411,590       12.530774      to       12.530774        5,157,547
 2007                                 385,271       18.707094      to       18.707094        7,207,292

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
FIDELITY VIP DYNAMIC CAPITAL
 APPRECIATION PORTFOLIO
 2011                             --      to         --         --      to         --       (2.77)%    to       (2.77)%
 2010                             --      to         --       0.21%     to       0.21%      17.99%     to       17.99%
 2009                             --      to         --       0.02%     to       0.02%      35.79%     to       35.79%
 2008                             --      to         --       4.56%     to       4.56%     (35.28)%    to      (35.28)%
FIDELITY VIP FREEDOM 2010
 PORTFOLIO
 2011                             --      to         --       1.85%     to       1.85%      (0.43)%    to       (0.43)%
 2010                             --      to         --       2.93%     to       2.93%      12.55%     to       12.55%
 2009                             --      to         --       5.25%     to       5.25%      23.96%     to       23.96%
 2008                             --      to         --       3.86%     to       3.86%     (21.89)%    to      (21.89)%
FIDELITY VIP FREEDOM 2020
 PORTFOLIO
 2011                             --      to         --       2.38%     to       2.38%      (1.24)%    to       (1.24)%
 2010                             --      to         --       2.93%     to       2.93%      14.33%     to       14.33%
 2009                             --      to         --       3.43%     to       3.43%      28.55%     to       28.55%
 2008                             --      to         --      35.36%     to      35.36%     (28.31)%    to      (28.31)%
FIDELITY VIP FREEDOM 2030
 PORTFOLIO
 2011                             --      to         --       2.57%     to       2.57%      (2.83)%    to       (2.83)%
 2010                             --      to         --       2.51%     to       2.51%      15.89%     to       15.89%
 2009                             --      to         --       2.97%     to       2.97%      31.18%     to       31.18%
 2008                             --      to         --      12.00%     to      12.00%     (32.93)%    to      (32.93)%
FIDELITY VIP STRATEGIC INCOME
 PORTFOLIO
 2011                             --      to         --       7.15%     to       7.15%       4.45%     to        4.45%
 2010                             --      to         --       8.80%     to       8.80%       9.23%     to        9.23%
 2009                             --      to         --       7.13%     to       7.13%      10.65%     to       10.65%
FRANKLIN RISING DIVIDENDS
 SECURITIES FUND
 2011                             --      to         --       1.45%     to       1.45%       6.00%     to        6.00%
 2010                             --      to         --       1.47%     to       1.47%      20.64%     to       20.64%
 2009                             --      to         --         --      to         --       11.69%     to       11.69%
FRANKLIN INCOME SECURITIES
 FUND
 2011                             --      to         --       5.67%     to       5.67%       2.38%     to        2.38%
 2010                             --      to         --       6.59%     to       6.59%      12.67%     to       12.67%
 2009                             --      to         --       7.92%     to       7.92%      35.59%     to       35.59%
 2008                             --      to         --       5.22%     to       5.22%     (29.66)%    to      (29.66)%
 2007                             --      to         --       3.17%     to       3.17%       3.76%     to        3.76%
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2011                             --      to         --         --      to         --       (4.83)%    to       (4.83)%
 2010                             --      to         --         --      to         --       27.62%     to       27.62%
 2009                             --      to         --         --      to         --       43.57%     to       43.58%
 2008                             --      to         --         --      to         --      (42.50)%    to      (34.68)%
 2007                             --      to         --         --      to         --       11.24%     to       11.24%
FRANKLIN SMALL CAP VALUE
 SECURITIES FUND
 2011                             --      to         --       0.69%     to       0.69%      (3.76)%    to       (3.76)%
 2010                             --      to         --       0.77%     to       0.77%      28.22%     to       28.22%
 2009                             --      to         --       1.69%     to       1.69%      29.16%     to       29.16%
 2008                             --      to         --       1.12%     to       1.12%     (33.02)%    to      (33.02)%
 2007                             --      to         --       0.64%     to       0.64%      (2.38)%    to       (2.38)%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
FRANKLIN STRATEGIC INCOME
 SECURITIES FUND
 2011                               1,098,862      $12.764539      to      $20.652652      $14,033,725
 2010                               1,033,913       12.419716      to       20.094753       12,847,856
 2009                                 726,917       11.167863      to       18.069298        8,124,200
 2008                                 230,975        8.855462      to       14.327896        2,051,447
 2007                                   1,033       16.104116      to       16.104116           16,632
MUTUAL SHARES SECURITIES FUND
 2011                               1,355,932       14.367250      to       15.135026       20,518,187
 2010                               1,263,153       14.518503      to       15.294362       19,315,493
 2009                               1,216,996       13.056884      to       13.754639       16,736,369
 2008                                 891,653       10.358674      to       10.912235        9,727,935
 2007                                 733,498       16.470500      to       17.350672       12,723,952
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2011                                 191,646        8.867469      to        8.867469        1,699,415
 2010                                 126,670       10.515299      to       10.515299        1,331,977
 2009                                  56,650        8.924175      to        8.924175          505,551
 2008                                  10,912        5.148877      to        5.148877           56,182
 2007                                      --       36.814009      to       36.814009               --
TEMPLETON FOREIGN SECURITIES
 FUND
 2011                                 390,527        8.617940      to        8.617940        3,365,535
 2010                                 226,332        9.643395      to        9.643395        2,182,613
 2009                                  88,305        8.895624      to        8.895624          785,530
 2008                                   4,770        6.491152      to        6.491152           30,964
TEMPLETON GROWTH SECURITIES
 FUND
 2011                                 446,129        9.031951      to       12.395589        4,047,261
 2010                                 404,093        9.709116      to       13.324951        3,942,812
 2009                                 343,789        9.040690      to       12.407578        3,125,922
 2008                                 226,786        6.895852      to        9.463986        1,577,199
 2007                                 141,576       11.955902      to       16.408497        1,716,044
MUTUAL GLOBAL DISCOVERY
 SECURITIES FUND
 2011                               1,003,417       12.257024      to       12.257024       12,298,911
 2010                                 895,245       12.630777      to       12.630777       11,307,645
 2009                                 644,780       11.281734      to       11.281734        7,274,241
 2008                                 480,606        9.148724      to        9.148724        4,396,929
 2007                                 306,627       12.787292      to       12.787292        3,920,934
FRANKLIN FLEX CAP GROWTH
SECURITIES FUND
 2011                                  40,779       10.786324      to       10.786324          439,851
 2010                                  33,725       11.330548      to       11.330548          382,122
 2009                                  28,673        9.751412      to        9.751412          279,602
 2008                                     852        7.333637      to        7.333637            6,248
TEMPLETON GLOBAL BOND
SECURITIES FUND
 2011                               1,214,729       15.741644      to       15.741644       19,121,827
 2010                               1,084,389       15.879928      to       15.879928       17,220,025
 2009                                 654,376       13.875288      to       13.875288        9,079,662
 2008                                 327,347       11.691131      to       11.691131        3,827,060
 2007                                  64,398       11.007928      to       11.007928          708,885

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
FRANKLIN STRATEGIC INCOME
 SECURITIES FUND
 2011                             --      to         --       5.30%     to       6.13%       2.78%     to        2.78%
 2010                             --      to         --       4.73%     to       4.87%      11.21%     to       11.21%
 2009                             --      to         --       7.43%     to       8.50%      26.11%     to       26.11%
 2008                             --      to         --       0.07%     to       7.26%     (11.45)%    to      (11.03)%
 2007                             --      to         --       6.89%     to       6.89%       6.20%     to        6.20%
MUTUAL SHARES SECURITIES FUND
 2011                             --      to         --       2.38%     to       2.41%      (1.04)%    to       (1.04)%
 2010                             --      to         --       1.57%     to       1.60%      11.19%     to       11.19%
 2009                             --      to         --       1.97%     to       2.03%      26.05%     to       26.05%
 2008                             --      to         --       3.06%     to       3.10%     (37.11)%    to      (37.11)%
 2007                             --      to         --       1.39%     to       1.81%       3.48%     to        3.48%
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2011                             --      to         --       1.20%     to       1.20%     (15.67)%    to      (15.67)%
 2010                             --      to         --       1.86%     to       1.86%      17.83%     to       17.83%
 2009                             --      to         --       2.44%     to       2.44%      73.32%     to       73.32%
 2008                             --      to         --         --      to         --      (48.51)%    to      (48.51)%
 2007                             --      to         --         --      to         --          --      to          --
TEMPLETON FOREIGN SECURITIES
 FUND
 2011                             --      to         --       1.66%     to       1.66%     (10.63)%    to      (10.63)%
 2010                             --      to         --       1.91%     to       1.91%       8.41%     to        8.41%
 2009                             --      to         --       0.71%     to       0.71%      37.04%     to       37.04%
 2008                             --      to         --         --      to         --      (35.09)%    to      (35.09)%
TEMPLETON GROWTH SECURITIES
 FUND
 2011                             --      to         --       1.32%     to       1.33%      (6.97)%    to       (6.97)%
 2010                             --      to         --       1.33%     to       1.39%       7.39%     to        7.39%
 2009                             --      to         --       3.07%     to       3.13%      31.10%     to       31.10%
 2008                             --      to         --       1.71%     to       1.76%     (42.32)%    to      (42.32)%
 2007                             --      to         --       1.20%     to       1.27%       2.35%     to        2.35%
MUTUAL GLOBAL DISCOVERY
 SECURITIES FUND
 2011                             --      to         --       2.19%     to       2.19%      (2.96)%    to       (2.96)%
 2010                             --      to         --       1.33%     to       1.33%      11.96%     to       11.96%
 2009                             --      to         --       1.25%     to       1.25%      23.32%     to       23.32%
 2008                             --      to         --       2.43%     to       2.43%     (28.46)%    to      (28.46)%
 2007                             --      to         --       1.50%     to       1.50%      11.85%     to       11.85%
FRANKLIN FLEX CAP GROWTH
SECURITIES FUND
 2011                             --      to         --         --      to         --       (4.80)%    to       (4.80)%
 2010                             --      to         --         --      to         --       16.19%     to       16.19%
 2009                             --      to         --         --      to         --       32.97%     to       32.97%
 2008                             --      to         --         --      to         --      (26.66)%    to      (26.66)%
TEMPLETON GLOBAL BOND
SECURITIES FUND
 2011                             --      to         --       5.53%     to       5.53%      (0.87)%    to       (0.87)%
 2010                             --      to         --       1.42%     to       1.42%      14.45%     to       14.45%
 2009                             --      to         --       2.16%     to       2.16%      18.68%     to       18.68%
 2008                             --      to         --       3.51%     to       3.51%       6.21%     to        6.21%
 2007                             --      to         --       0.31%     to       0.31%      10.08%     to       10.08%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
HARTFORD ADVISERS HLS FUND
 2011                              10,371,439       $3.466961      to       $3.466961      $35,957,376
 2010                              11,290,618        3.403787      to        3.403787       38,430,857
 2009                              12,630,913        3.035419      to        3.035419       38,340,113
 2008                              13,958,077        2.329770      to        2.329770       32,519,107
 2007                              14,438,848        3.408043      to        3.408043       49,208,214
HARTFORD TOTAL RETURN BOND
HLS FUND
 2011                              24,701,321        3.021675      to        3.021675       74,639,363
 2010                              24,420,451        2.824228      to        2.824228       68,968,923
 2009                              22,271,271        2.626884      to        2.626884       58,504,045
 2008                              20,180,164        2.284046      to        2.284046       46,092,422
 2007                              19,077,681        2.472569      to        2.472569       47,170,883
HARTFORD CAPITAL APPRECIATION
HLS FUND
 2011                              14,527,791        6.277831      to        6.277831       91,203,019
 2010                              15,081,679        7.085992      to        7.085992      106,868,654
 2009                              15,350,105        6.082370      to        6.082370       93,365,021
 2008                              15,384,133        4.175508      to        4.175508       64,236,570
 2007                              15,608,539        7.674740      to        7.674740      119,791,476
HARTFORD DIVIDEND AND GROWTH
HLS FUND
 2011                              12,700,001        4.255526      to        4.255526       54,045,185
 2010                              12,802,917        4.200184      to        4.200184       53,774,608
 2009                              13,064,381        3.710229      to        3.710229       48,471,846
 2008                              12,865,016        2.975883      to        2.975883       38,284,781
 2007                              12,555,942        4.404234      to        4.404234       55,299,306
HARTFORD GLOBAL RESEARCH HLS
FUND
 2011                                  12,926        9.118201      to        9.323636          118,914
 2010                                  12,241       10.051239      to       10.277704          124,154
 2009                                  18,082        8.664032      to        8.859237          157,084
 2008                                  11,462        6.096042      to        6.233399           70,121
HARTFORD GLOBAL GROWTH HLS
FUND
 2011                                 688,303        1.025151      to        1.025151          705,615
 2010                                 297,762        1.190460      to        1.190460          354,475
 2009                                 285,662        1.041982      to        1.041982          297,654
 2008                                 369,651        0.768187      to        0.768187          283,961
 2007                                 348,165        1.615778      to        1.615778          562,557
HARTFORD DISCIPLINED EQUITY
HLS FUND
 2011                               9,941,027        1.511927      to        1.511927       15,030,108
 2010                               8,700,079        1.494683      to        1.494683       13,003,860
 2009                               7,391,091        1.310608      to        1.310608        9,686,823
 2008                               5,639,389        1.043087      to        1.043087        5,882,374
 2007                               5,309,835        1.662814      to        1.662814        8,829,268
HARTFORD GROWTH HLS FUND
 2011                                 110,265        9.709898      to        9.709898        1,070,661
 2010                                  57,800       10.664475      to       10.664475          616,403
 2009                                  20,401        8.934077      to        8.934077          182,262
 2008                                   4,751        6.655178      to        6.655178           31,617

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
HARTFORD ADVISERS HLS FUND
 2011                             --      to         --       1.65%     to       1.65%       1.86%     to        1.86%
 2010                             --      to         --       1.42%     to       1.42%      12.14%     to       12.14%
 2009                             --      to         --       2.27%     to       2.27%      30.29%     to       30.29%
 2008                             --      to         --       3.12%     to       3.12%     (31.64)%    to      (31.64)%
 2007                             --      to         --       2.24%     to       2.24%       6.64%     to        6.64%
HARTFORD TOTAL RETURN BOND
HLS FUND
 2011                             --      to         --       0.21%     to       0.21%       6.99%     to        6.99%
 2010                             --      to         --       4.39%     to       4.39%       7.51%     to        7.51%
 2009                             --      to         --       4.06%     to       4.06%      15.01%     to       15.01%
 2008                             --      to         --       6.93%     to       6.93%      (7.63)%    to       (7.63)%
 2007                             --      to         --       5.12%     to       5.12%       4.67%     to        4.67%
HARTFORD CAPITAL APPRECIATION
HLS FUND
 2011                             --      to         --       0.79%     to       0.79%     (11.41)%    to      (11.41)%
 2010                             --      to         --       0.78%     to       0.78%      16.50%     to       16.50%
 2009                             --      to         --       0.96%     to       0.96%      45.67%     to       45.67%
 2008                             --      to         --       1.88%     to       1.88%     (45.59)%    to      (45.59)%
 2007                             --      to         --       0.12%     to       0.12%      16.83%     to       16.83%
HARTFORD DIVIDEND AND GROWTH
HLS FUND
 2011                             --      to         --       2.11%     to       2.11%       1.32%     to        1.32%
 2010                             --      to         --       1.97%     to       1.97%      13.21%     to       13.21%
 2009                             --      to         --       2.36%     to       2.36%      24.68%     to       24.68%
 2008                             --      to         --       2.41%     to       2.41%     (32.43)%    to      (32.43)%
 2007                             --      to         --       1.72%     to       1.72%       8.26%     to        8.26%
HARTFORD GLOBAL RESEARCH HLS
FUND
 2011                             --      to         --       0.02%     to       0.02%      (9.28)%    to       (9.28)%
 2010                             --      to         --       0.96%     to       1.42%      16.01%     to       16.01%
 2009                             --      to         --       1.15%     to       1.74%      42.13%     to       42.13%
 2008                             --      to         --       1.21%     to       7.19%     (39.04)%    to      (37.67)%
HARTFORD GLOBAL GROWTH HLS
FUND
 2011                             --      to         --       0.05%     to       0.05%     (13.89)%    to      (13.89)%
 2010                             --      to         --       0.29%     to       0.29%      14.25%     to       14.25%
 2009                             --      to         --       0.62%     to       0.62%      35.64%     to       35.64%
 2008                             --      to         --       0.74%     to       0.74%     (52.46)%    to      (52.46)%
 2007                             --      to         --       0.05%     to       0.05%      25.05%     to       25.05%
HARTFORD DISCIPLINED EQUITY
HLS FUND
 2011                             --      to         --       1.27%     to       1.27%       1.15%     to        1.15%
 2010                             --      to         --       1.46%     to       1.46%      14.05%     to       14.05%
 2009                             --      to         --       1.77%     to       1.77%      25.65%     to       25.65%
 2008                             --      to         --       1.32%     to       1.32%     (37.27)%    to      (37.27)%
 2007                             --      to         --       1.02%     to       1.02%       8.34%     to        8.34%
HARTFORD GROWTH HLS FUND
 2011                             --      to         --       0.18%     to       0.18%      (8.95)%    to       (8.95)%
 2010                             --      to         --       0.03%     to       0.03%      19.37%     to       19.37%
 2009                             --      to         --       0.75%     to       0.75%      34.24%     to       34.24%
 2008                             --      to         --       1.17%     to       1.17%     (33.45)%    to      (33.45)%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
HARTFORD GROWTH OPPORTUNITIES
HLS FUND
 2011                                 754,850      $18.033268      to      $18.033268      $13,612,415
 2010                                 755,488       19.789063      to       19.789063       14,950,390
 2009                                 583,067       16.832526      to       16.832526        9,814,496
 2008                                 500,646       12.987431      to       12.987431        6,502,104
 2007                                 329,852       23.902204      to       23.902204        7,884,188
HARTFORD HIGH YIELD HLS FUND
 2011                                 353,625       14.147003      to       14.147003        5,002,728
 2010                                 241,183       13.512623      to       13.512623        3,259,015
 2009                                  66,328       11.633875      to       11.633875          771,646
 2008                                  14,113        7.732285      to        7.732285          109,128
HARTFORD INDEX HLS FUND
 2011                              10,804,371        3.670022      to        3.670022       39,652,278
 2010                              11,954,567        3.604734      to        3.604734       43,093,033
 2009                              12,865,463        3.141833      to        3.141833       40,421,135
 2008                              13,639,473        2.490602      to        2.490602       33,970,499
 2007                              14,535,974        3.960309      to        3.960309       57,566,948
HARTFORD INTERNATIONAL
OPPORTUNITIES HLS FUND
 2011                               6,417,840        2.849479      to        2.849479       18,287,499
 2010                               6,943,613        3.312232      to        3.312232       22,998,858
 2009                               5,931,486        2.893130      to        2.893130       17,160,558
 2008                               6,265,299        2.167800      to        2.167800       13,581,916
 2007                               6,270,663        3.753520      to        3.753520       23,537,059
HARTFORD SMALL/MID CAP EQUITY
HLS FUND
 2011                                  34,439       10.691625      to       10.691625          368,207
 2010                                  25,665       10.814342      to       10.814342          277,545
 2009                                  25,300        8.594351      to        8.594351          217,435
 2008                                   6,836        5.812147      to        5.812147           39,730
HARTFORD MIDCAP HLS FUND
 2011                               6,829,417        4.034466      to        4.034466       27,553,053
 2010                               7,606,416        4.381274      to        4.381274       33,325,793
 2009                               8,587,829        3.549140      to        3.549140       30,479,406
 2008                               9,999,343        2.710162      to        2.710162       27,099,839
 2007                              11,187,019        4.190281      to        4.190281       46,876,751
HARTFORD MIDCAP VALUE HLS
FUND
 2011                                 288,489       19.068102      to       19.068102        5,500,945
 2010                                 310,598       20.852684      to       20.852684        6,476,798
 2009                                 337,658       16.726572      to       16.726572        5,647,867
 2008                                 396,745       11.600671      to       11.600671        4,602,507
 2007                                 385,335       19.402626      to       19.402626        7,476,509
HARTFORD MONEY MARKET HLS
FUND
 2011                              27,778,968        1.796639      to        1.796639       49,908,777
 2010                              29,092,042        1.796639      to        1.796639       52,267,897
 2009                              35,727,066        1.796639      to        1.796639       64,188,641
 2008                              38,331,448        1.795505      to        1.795505       68,824,307
 2007                              28,690,909        1.757923      to        1.757923       50,436,409

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
HARTFORD GROWTH OPPORTUNITIES
HLS FUND
 2011                             --      to         --         --      to         --       (8.87)%    to       (8.87)%
 2010                             --      to         --       0.02%     to       0.02%      17.56%     to       17.56%
 2009                             --      to         --       0.56%     to       0.56%      29.61%     to       29.61%
 2008                             --      to         --       0.61%     to       0.61%     (45.66)%    to      (45.66)%
 2007                             --      to         --       0.15%     to       0.15%      29.65%     to       29.65%
HARTFORD HIGH YIELD HLS FUND
 2011                             --      to         --       8.95%     to       8.95%       4.69%     to        4.69%
 2010                             --      to         --       0.77%     to       0.77%      16.15%     to       16.15%
 2009                             --      to         --      18.53%     to      18.53%      50.46%     to       50.46%
 2008                             --      to         --       8.22%     to       8.22%     (22.68)%    to      (22.68)%
HARTFORD INDEX HLS FUND
 2011                             --      to         --       1.70%     to       1.70%       1.81%     to        1.81%
 2010                             --      to         --       1.72%     to       1.72%      14.73%     to       14.73%
 2009                             --      to         --       2.06%     to       2.06%      26.15%     to       26.15%
 2008                             --      to         --       2.15%     to       2.15%     (37.11)%    to      (37.11)%
 2007                             --      to         --       1.66%     to       1.66%       5.20%     to        5.20%
HARTFORD INTERNATIONAL
OPPORTUNITIES HLS FUND
 2011                             --      to         --       0.05%     to       0.05%     (13.97)%    to      (13.97)%
 2010                             --      to         --       1.32%     to       1.32%      14.49%     to       14.49%
 2009                             --      to         --       2.02%     to       2.02%      33.46%     to       33.46%
 2008                             --      to         --       2.32%     to       2.32%     (42.25)%    to      (42.25)%
 2007                             --      to         --       1.12%     to       1.12%      27.43%     to       27.43%
HARTFORD SMALL/MID CAP EQUITY
HLS FUND
 2011                             --      to         --         --      to         --       (1.13)%    to       (1.13)%
 2010                             --      to         --       0.75%     to       0.75%      25.83%     to       25.83%
 2009                             --      to         --       0.51%     to       0.51%      47.87%     to       47.87%
 2008                             --      to         --       2.11%     to       2.11%     (41.88)%    to      (41.88)%
HARTFORD MIDCAP HLS FUND
 2011                             --      to         --       0.68%     to       0.68%      (7.92)%    to       (7.92)%
 2010                             --      to         --       0.24%     to       0.24%      23.45%     to       23.45%
 2009                             --      to         --       0.54%     to       0.54%      30.96%     to       30.96%
 2008                             --      to         --       0.52%     to       0.52%     (35.32)%    to      (35.32)%
 2007                             --      to         --       0.47%     to       0.47%      15.30%     to       15.30%
HARTFORD MIDCAP VALUE HLS
FUND
 2011                             --      to         --       0.01%     to       0.01%      (8.56)%    to       (8.56)%
 2010                             --      to         --       0.60%     to       0.60%      24.67%     to       24.67%
 2009                             --      to         --       0.83%     to       0.83%      44.19%     to       44.19%
 2008                             --      to         --       0.79%     to       0.79%     (40.21)%    to      (40.21)%
 2007                             --      to         --       0.53%     to       0.53%       2.13%     to        2.13%
HARTFORD MONEY MARKET HLS
FUND
 2011                             --      to         --         --      to         --          --      to          --
 2010                             --      to         --         --      to         --          --      to          --
 2009                             --      to         --       0.06%     to       0.06%       0.06%     to        0.06%
 2008                             --      to         --       2.01%     to       2.01%       2.14%     to        2.14%
 2007                             --      to         --       4.81%     to       4.81%       4.95%     to        4.95%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                 UNIT
                                              FAIR VALUE
SUB-ACCOUNT         UNITS                LOWEST TO HIGHEST #              NET ASSETS
-----------------------------------------------------------------------------------------
HARTFORD
 SMALL
 COMPANY
 HLS FUND
 2011              6,490,435       $2.345264      to       $2.345264      $15,221,783
 2010              7,383,161        2.426831      to        2.426831       17,917,684
 2009              8,166,669        1.955060      to        1.955060       15,966,329
 2008              9,046,082        1.512167      to        1.512167       13,679,186
 2007              8,960,454        2.545893      to        2.545893       22,812,358
HARTFORD
SMALLCAP
GROWTH HLS
FUND
 2011                 10,516       13.104093      to       13.104093          137,809
 2010                  5,925       12.920333      to       12.920333           76,554
 2009                  4,159        9.461521      to        9.461521           39,354
 2008                    836        6.988318      to        6.988318            5,840
HARTFORD
STOCK HLS
FUND
 2011              9,788,274        3.722907      to        3.722907       36,440,833
 2010             10,727,077        3.764066      to        3.764066       40,377,425
 2009             12,044,576        3.278812      to        3.278812       39,491,899
 2008             13,416,175        2.316588      to        2.316588       31,079,750
 2007             13,928,290        4.073434      to        4.073434       56,735,972
HARTFORD
U.S.
GOVERNMENT
SECURITIES
HLS FUND
 2011                715,603       10.944490      to       11.205160        7,992,131
 2010                684,158       10.435767      to       10.684330        7,291,233
 2009                713,427       10.054446      to       10.293920        7,330,988
 2008                748,212        9.725726      to        9.957373        7,443,472
HARTFORD
VALUE HLS
FUND
 2011              1,438,612       10.030081      to       11.149316       15,523,309
 2010              1,607,420       10.230173      to       11.371742       17,659,958
 2009                  5,103        8.921502      to        8.921502           45,524
 2008                    274        7.173269      to        7.173269            1,959
LORD ABBETT
FUNDAMENTAL
EQUITY FUND
 2011                 21,135       11.277301      to       11.277301          238,347
 2010                  2,753       11.807344      to       11.807344           32,501
LORD ABBETT
CAPITAL
STRUCTURE
FUND
 2011                159,671       12.389564      to       12.389564        1,978,250
 2010                151,557       12.365526      to       12.365526        1,874,086
 2009                157,032       10.774410      to       10.774410        1,691,924
 2008                123,449        8.730699      to        8.730699        1,077,796
 2007                112,587       11.828624      to       11.828624        1,331,743
LORD ABBETT
BOND-
DEBENTURE
FUND
 2011                491,555       13.278309      to       13.278309        6,527,019
 2010                507,909       12.720824      to       12.720824        6,461,025
 2009                494,993       11.326127      to       11.326127        5,606,353
 2008                174,589        8.432890      to        8.432890        1,472,287
LORD ABBETT
GROWTH AND
INCOME FUND
 2011                200,630       10.486745      to       10.486745        2,103,955
 2010                175,458       11.165635      to       11.165635        1,959,099
 2009                154,841        9.509797      to        9.509797        1,472,502
 2008                139,183        7.998229      to        7.998229        1,113,217
 2007                110,565       12.579832      to       12.579832        1,390,893

                                                  INVESTMENT
                     EXPENSE                        INCOME
                 RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT          HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------  ------------------------------------------------------------------------------------------
HARTFORD
 SMALL
 COMPANY
 HLS FUND
 2011           --      to         --         --      to         --       (3.36)%    to       (3.36)%
 2010           --      to         --         --      to         --       24.13%     to       24.13%
 2009           --      to         --       0.01%     to       0.01%      29.29%     to       29.29%
 2008           --      to         --       0.11%     to       0.11%     (40.60)%    to      (40.60)%
 2007           --      to         --       0.23%     to       0.23%      14.23%     to       14.23%
HARTFORD
SMALLCAP
GROWTH HLS
FUND
 2011           --      to         --         --      to         --        1.42%     to        1.42%
 2010           --      to         --         --      to         --       36.56%     to       36.56%
 2009           --      to         --       0.10%     to       0.10%      35.39%     to       35.39%
 2008           --      to         --       1.22%     to       1.22%     (30.12)%    to      (30.12)%
HARTFORD
STOCK HLS
FUND
 2011           --      to         --       1.36%     to       1.36%      (1.09)%    to       (1.09)%
 2010           --      to         --       1.16%     to       1.16%      14.80%     to       14.80%
 2009           --      to         --       1.58%     to       1.58%      41.54%     to       41.54%
 2008           --      to         --       2.09%     to       2.09%     (43.13)%    to      (43.13)%
 2007           --      to         --       1.02%     to       1.02%       5.90%     to        5.90%
HARTFORD
U.S.
GOVERNMENT
SECURITIES
HLS FUND
 2011           --      to         --       2.70%     to       2.99%       4.87%     to        4.87%
 2010           --      to         --       4.29%     to       4.51%       3.79%     to        3.79%
 2009           --      to         --       0.03%     to       0.03%       3.38%     to        3.38%
 2008           --      to         --       8.14%     to      20.96%      (2.74)%    to       (0.43)%
HARTFORD
VALUE HLS
FUND
 2011           --      to         --       1.54%     to       1.71%      (1.96)%    to       (1.96)%
 2010           --      to         --       1.22%     to       1.62%       8.66%     to       14.67%
 2009           --      to         --       3.97%     to       3.97%      24.37%     to       24.37%
 2008           --      to         --      13.77%     to      13.77%     (28.27)%    to      (28.27)%
LORD ABBETT
FUNDAMENTAL
EQUITY FUND
 2011           --      to         --       0.38%     to       0.38%      (4.49)%    to       (4.49)%
 2010           --      to         --       0.87%     to       0.87%      11.95%     to       11.95%
LORD ABBETT
CAPITAL
STRUCTURE
FUND
 2011           --      to         --       2.90%     to       2.90%       0.19%     to        0.19%
 2010           --      to         --       2.99%     to       2.99%      14.77%     to       14.77%
 2009           --      to         --       3.73%     to       3.73%      23.41%     to       23.41%
 2008           --      to         --       4.15%     to       4.15%     (26.19)%    to      (26.19)%
 2007           --      to         --       3.69%     to       3.69%       3.16%     to        3.16%
LORD ABBETT
BOND-
DEBENTURE
FUND
 2011           --      to         --       5.95%     to       5.95%       4.38%     to        4.38%
 2010           --      to         --       6.61%     to       6.61%      12.31%     to       12.31%
 2009           --      to         --       7.64%     to       7.64%      34.31%     to       34.31%
 2008           --      to         --      49.13%     to      49.13%     (15.67)%    to      (15.67)%
LORD ABBETT
GROWTH AND
INCOME FUND
 2011           --      to         --       0.80%     to       0.80%      (6.08)%    to       (6.08)%
 2010           --      to         --       0.61%     to       0.61%      17.41%     to       17.41%
 2009           --      to         --       1.06%     to       1.06%      18.90%     to       18.90%
 2008           --      to         --       1.80%     to       1.80%     (36.42)%    to      (36.42)%
 2007           --      to         --       1.43%     to       1.43%       3.44%     to        3.44%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
MFS GROWTH SERIES
 2011                                  15,051      $10.879807      to      $10.879807         $163,753
 2010                                   5,857       10.915241      to       10.915241           63,933
 2009                                   4,160        9.463785      to        9.463785           39,372
 2008                                     394        6.874012      to        6.874012            2,708
MFS INVESTORS TRUST SERIES
 2011                                  41,089       12.006715      to       12.006715          493,349
 2010                                  40,044       12.274423      to       12.274423          491,514
 2009                                  37,834       11.048366      to       11.048366          417,998
 2008                                  10,217        8.706510      to        8.706510           88,952
 2007                                   3,566       13.010156      to       13.010156           46,389
MFS NEW DISCOVERY SERIES
 2011                                  87,835       19.097956      to       19.097956        1,677,460
 2010                                 101,224       21.283072      to       21.283072        2,154,360
 2009                                  63,537       15.610690      to       15.610690          991,857
 2008                                  42,336        9.566346      to        9.566346          404,998
 2007                                  40,109       15.767530      to       15.767530          632,425
MFS TOTAL RETURN SERIES
 2011                                 601,688       14.735199      to       14.788967        8,898,221
 2010                                 622,310       14.478699      to       14.531519        9,042,990
 2009                                 619,880       13.170904      to       13.218935        8,194,055
 2008                                 667,624       11.159050      to       11.199735        7,477,139
 2007                                 755,644       14.330624      to       14.382866       10,868,246
MFS VALUE SERIES
 2011                               1,312,933       10.056780      to       10.056780       13,203,876
 2010                               1,111,673       10.087285      to       10.087285       11,213,762
 2009                                 783,281        9.044166      to        9.044166        7,084,121
 2008                                 197,827        7.370068      to        7.370068        1,457,996
MFS RESEARCH BOND SERIES
 2011                               1,200,763       12.909590      to       12.909590       15,501,359
 2010                                 660,834       12.093730      to       12.093730        7,991,946
 2009                                 150,401       11.253639      to       11.253639        1,692,553
 2008                                     516        9.688264      to        9.688264            4,995
INVESCO VAN KAMPEN V.I.
EQUITY AND INCOME FUND+
 2011                                   1,941        9.683919      to        9.683919           18,793
UIF CORE PLUS FIXED INCOME
 PORTFOLIO
 2011                                  18,347       14.891137      to       14.891137          273,209
 2010                                  18,460       14.095146      to       14.095146          260,191
 2009                                  18,366       13.155253      to       13.155253          241,605
 2008                                  18,592       11.998109      to       11.998109          223,069
 2007                                  18,548       13.361597      to       13.361597          247,829
UIF EMERGING MARKETS DEBT
 PORTFOLIO
 2011                                   1,088       25.008273      to       25.008273           27,203
 2010                                   1,137       23.365085      to       23.365085           26,555

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
MFS GROWTH SERIES
 2011                             --      to         --       0.15%     to       0.15%      (0.32)%    to       (0.32)%
 2010                             --      to         --       0.11%     to       0.11%      15.34%     to       15.34%
 2009                             --      to         --       0.27%     to       0.27%      37.68%     to       37.68%
 2008                             --      to         --         --      to         --      (31.26)%    to      (31.26)%
MFS INVESTORS TRUST SERIES
 2011                             --      to         --       0.93%     to       0.93%      (2.18)%    to       (2.18)%
 2010                             --      to         --       1.14%     to       1.14%      11.10%     to       11.10%
 2009                             --      to         --       2.06%     to       2.06%      26.90%     to       26.90%
 2008                             --      to         --       0.59%     to       0.59%     (33.08)%    to      (33.08)%
 2007                             --      to         --       0.90%     to       0.90%      10.31%     to       10.31%
MFS NEW DISCOVERY SERIES
 2011                             --      to         --         --      to         --      (10.27)%    to      (10.27)%
 2010                             --      to         --         --      to         --       36.34%     to       36.34%
 2009                             --      to         --         --      to         --       63.18%     to       63.18%
 2008                             --      to         --         --      to         --      (39.33)%    to      (39.33)%
 2007                             --      to         --         --      to         --        2.52%     to        2.52%
MFS TOTAL RETURN SERIES
 2011                             --      to         --       2.59%     to       2.65%       1.77%     to        1.77%
 2010                             --      to         --       2.70%     to       2.83%       9.93%     to        9.93%
 2009                             --      to         --       2.90%     to       3.80%      18.03%     to       18.03%
 2008                             --      to         --       3.12%     to       3.29%     (22.13)%    to      (22.13)%
 2007                             --      to         --       2.47%     to       3.55%       4.22%     to        4.22%
MFS VALUE SERIES
 2011                             --      to         --       1.51%     to       1.51%      (0.30)%    to       (0.30)%
 2010                             --      to         --       1.36%     to       1.36%      11.53%     to       11.53%
 2009                             --      to         --       0.98%     to       0.98%      22.72%     to       22.72%
 2008                             --      to         --         --      to         --      (26.30)%    to      (26.30)%
MFS RESEARCH BOND SERIES
 2011                             --      to         --       2.78%     to       2.78%       6.75%     to        6.75%
 2010                             --      to         --       2.19%     to       2.19%       7.47%     to        7.47%
 2009                             --      to         --       0.69%     to       0.69%      16.16%     to       16.16%
 2008                             --      to         --         --      to         --       (3.12)%    to       (3.12)%
INVESCO VAN KAMPEN V.I.
EQUITY AND INCOME FUND+
 2011                             --      to         --       0.28%     to       0.28%      (3.16)%    to       (3.16)%
UIF CORE PLUS FIXED INCOME
 PORTFOLIO
 2011                             --      to         --       3.62%     to       3.62%       5.65%     to        5.65%
 2010                             --      to         --       5.77%     to       5.77%       7.15%     to        7.15%
 2009                             --      to         --       8.49%     to       8.49%       9.64%     to        9.64%
 2008                             --      to         --       4.65%     to       4.65%     (10.21)%    to      (10.21)%
 2007                             --      to         --       3.59%     to       3.59%       5.45%     to        5.45%
UIF EMERGING MARKETS DEBT
 PORTFOLIO
 2011                             --      to         --       3.58%     to       3.58%       7.03%     to        7.03%
 2010                             --      to         --         --      to         --        9.75%     to        9.75%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
UIF EMERGING MARKETS EQUITY
 PORTFOLIO
 2011                                   1,142      $27.658089      to      $27.658089          $31,574
 2010                                   1,172       33.818953      to       33.818953           39,645
 2009                                     327       28.413712      to       28.413712            9,301
 2008                                     323       16.729367      to       16.729367            5,411
 2007                                     306       38.567636      to       38.567636           11,819
UIF MID CAP GROWTH PORTFOLIO
 2011                                 161,872       11.417730      to       11.417730        1,848,208
 2010                                 145,061       12.300233      to       12.300233        1,784,287
 2009                                 206,939        9.299431      to        9.299431        1,924,419
 2008                                  33,357        5.909437      to        5.909437          197,124
INVESCO VAN KAMPEN V.I. MID
 CAP VALUE FUND
 2011                                 248,593       10.803724      to       17.040299        2,730,248
 2010                                 264,623       10.715150      to       16.884603        2,880,839
 2009                                 381,894        8.769934      to       13.812635        3,386,622
 2008                                 294,328        6.302084      to        9.922402        1,886,894
 2007                                 216,402       10.757939      to       16.900002        2,383,619
MORGAN STANLEY -- FOCUS
 GROWTH PORTFOLIO
 2011                                   1,390       14.055446      to       14.055446           19,540
 2010                                   1,308       14.947855      to       14.947855           19,559
 2009                                   1,190       11.763572      to       11.763572           13,995
 2008                                   4,143        6.862078      to        6.862078           28,427
 2007                                   4,164       14.168887      to       14.168887           58,992
MORGAN STANLEY --FLEXIBLE
 INCOME PORTFOLIO
 2011                                   1,142       15.713452      to       15.713452           17,940
 2010                                   2,093       15.079958      to       15.079958           31,570
 2009                                   1,875       13.854448      to       13.854448           25,973
 2008                                   1,609       11.598378      to       11.598378           18,661
 2007                                   1,366       14.849233      to       14.849233           20,283
MORGAN STANLEY -- MONEY
 MARKET PORTFOLIO
 2011                                  12,501       11.638859      to       11.638859          145,501
 2010                                  17,582       11.637715      to       11.637715          204,619
 2009                                  22,260       11.636568      to       11.636568          259,029
 2008                                  11,403       11.634953      to       11.634953          132,676
 2007                                  14,817       11.392129      to       11.392129          168,794
INVESCO V.I. SELECT
 DIMENSIONS EQUALLY-WEIGHTED
 S&P 500 FUND
 2011                                   1,749       16.656599      to       16.656599           29,136
 2010                                   1,695       16.766857      to       16.766857           28,414
 2009                                   1,605       13.835357      to       13.835357           22,205
 2008                                   1,640        9.555260      to        9.555260           15,674
 2007                                   1,500       15.977036      to       15.977036           23,959
OPPENHEIMER CAPITAL
 APPRECIATION FUND/VA
 2011                                 259,104       10.765893      to       10.765893        2,789,491
 2010                                 263,520       10.915899      to       10.915899        2,876,559
 2009                                 255,998       10.001462      to       10.001462        2,560,352
 2008                                 279,007        6.938164      to        6.938164        1,935,796
 2007                                 247,277       12.768186      to       12.768186        3,157,285

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
UIF EMERGING MARKETS EQUITY
 PORTFOLIO
 2011                             --      to         --       0.41%     to       0.41%     (18.22)%    to      (18.22)%
 2010                             --      to         --       0.41%     to       0.41%      19.02%     to       19.02%
 2009                             --      to         --         --      to         --       69.84%     to       69.84%
 2008                             --      to         --         --      to         --      (56.62)%    to      (56.62)%
 2007                             --      to         --       0.44%     to       0.44%      40.45%     to       40.45%
UIF MID CAP GROWTH PORTFOLIO
 2011                             --      to         --       0.25%     to       0.25%      (7.17)%    to       (7.17)%
 2010                             --      to         --         --      to         --       32.27%     to       32.27%
 2009                             --      to         --         --      to         --       57.37%     to       57.37%
 2008                             --      to         --       0.03%     to       0.03%     (40.91)%    to      (40.91)%
INVESCO VAN KAMPEN V.I. MID
 CAP VALUE FUND
 2011                             --      to         --       0.63%     to       0.71%       0.83%     to        0.92%
 2010                             --      to         --       0.87%     to       0.91%      22.18%     to       22.24%
 2009                             --      to         --       1.20%     to       1.35%      39.16%     to       39.21%
 2008                             --      to         --       0.77%     to       0.86%     (41.42)%    to      (41.29)%
 2007                             --      to         --       0.05%     to       0.69%       7.58%     to        7.85%
MORGAN STANLEY -- FOCUS
 GROWTH PORTFOLIO
 2011                             --      to         --         --      to         --       (5.97)%    to       (5.97)%
 2010                             --      to         --         --      to         --       27.07%     to       27.07%
 2009                             --      to         --         --      to         --       71.43%     to       71.43%
 2008                             --      to         --       0.07%     to       0.07%     (51.57)%    to      (51.57)%
 2007                             --      to         --         --      to         --       22.49%     to       22.49%
MORGAN STANLEY --FLEXIBLE
 INCOME PORTFOLIO
 2011                             --      to         --       4.07%     to       4.07%       4.20%     to        4.20%
 2010                             --      to         --       5.95%     to       5.95%       8.85%     to        8.85%
 2009                             --      to         --       6.88%     to       6.88%      19.45%     to       19.45%
 2008                             --      to         --       1.99%     to       1.99%     (21.89)%    to      (21.89)%
 2007                             --      to         --       5.98%     to       5.98%       3.64%     to        3.64%
MORGAN STANLEY -- MONEY
 MARKET PORTFOLIO
 2011                             --      to         --       0.01%     to       0.01%       0.01%     to        0.01%
 2010                             --      to         --       0.01%     to       0.01%       0.01%     to        0.01%
 2009                             --      to         --       0.01%     to       0.01%       0.01%     to        0.01%
 2008                             --      to         --       2.20%     to       2.20%       2.13%     to        2.13%
 2007                             --      to         --       4.54%     to       4.54%       4.66%     to        4.66%
INVESCO V.I. SELECT
 DIMENSIONS EQUALLY-WEIGHTED
 S&P 500 FUND
 2011                             --      to         --       1.43%     to       1.43%      (0.66)%    to       (0.66)%
 2010                             --      to         --       1.26%     to       1.26%      21.19%     to       21.19%
 2009                             --      to         --       2.29%     to       2.29%      44.79%     to       44.79%
 2008                             --      to         --       1.76%     to       1.76%     (40.19)%    to      (40.19)%
 2007                             --      to         --       1.24%     to       1.24%       1.24%     to        1.24%
OPPENHEIMER CAPITAL
 APPRECIATION FUND/VA
 2011                             --      to         --       0.11%     to       0.11%      (1.37)%    to       (1.37)%
 2010                             --      to         --         --      to         --        9.14%     to        9.14%
 2009                             --      to         --       0.01%     to       0.01%      44.15%     to       44.15%
 2008                             --      to         --         --      to         --      (45.66)%    to      (45.66)%
 2007                             --      to         --       0.01%     to       0.01%      13.86%     to       13.86%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES
 FUND/VA
 2011                                 166,200      $11.735440      to      $11.735440       $1,950,429
 2010                                 178,792       12.829306      to       12.829306        2,293,782
 2009                                 149,236       11.088193      to       11.088193        1,654,761
 2008                                 146,018        7.956807      to        7.956807        1,161,834
 2007                                 118,138       13.334725      to       13.334725        1,575,343
OPPENHEIMER MAIN STREET
 FUND/VA
 2011                                  73,095       11.235715      to       11.235715          821,280
 2010                                  67,495       11.271167      to       11.271167          760,746
 2009                                  58,751        9.731208      to        9.731208          571,716
 2008                                  37,143        7.602822      to        7.602822          282,392
 2007                                  19,102       12.387474      to       12.387474          236,631
OPPENHEIMER MAIN STREET
 SMALL- & MID-CAP FUND/ VA+
 2011                                 175,873       11.241671      to       11.241671        1,977,105
 2010                                 175,017       11.516057      to       11.516057        2,015,506
 2009                                 193,945        9.358432      to        9.358432        1,815,024
 2008                                  64,389        6.836775      to        6.836775          440,215
OPPENHEIMER VALUE FUND/ VA
 2011                                   4,284        9.417715      to        9.417715           40,348
 2010                                   4,671        9.859710      to        9.859710           46,059
 2009                                   4,867        8.588256      to        8.588256           41,797
 2008                                   2,026        6.411714      to        6.411714           12,991
PUTNAM VT DIVERSIFIED INCOME
 FUND
 2011                                 486,545       12.188642      to       25.400730        7,230,044
 2010                                 501,872       12.587405      to       26.192973        7,705,737
 2009                                 496,410       11.171885      to       23.175409        6,822,824
 2008                                 237,501        7.191250      to       14.968756        2,604,194
 2007                                 120,236       21.692473      to       21.692473        2,608,206
PUTNAM VT GLOBAL ASSET
 ALLOCATION FUND
 2011                                  17,575       10.813222      to       30.751053          459,554
 2010                                  19,195       10.858668      to       30.806593          509,935
 2009                                  25,290        9.467980      to       26.783076          613,161
 2008                                  26,333        7.002683      to       19.786145          496,280
 2007                                  27,803       29.602231      to       29.602231          823,044
PUTNAM VT GLOBAL EQUITY FUND
 2011                                 121,369       14.276598      to       24.381165        2,941,019
 2010                                 130,238       15.020302      to       25.604302        3,317,344
 2009                                 142,860       13.675389      to       23.229823        3,298,384
 2008                                 165,079       10.521629      to       17.847130        2,914,237
 2007                                 187,903       19.251565      to       32.591358        6,031,884
PUTNAM VT GROWTH AND INCOME
 FUND
 2011                                 346,846       12.559145      to       30.742591       10,359,035
 2010                                 376,690       13.170377      to       32.170965       11,806,839
 2009                                 407,397       11.514849      to       28.044583       11,157,606
 2008                                 467,168        8.870392      to       21.545827        9,891,491
 2007                                 512,674       14.469512      to       35.071434       17,732,361

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES
 FUND/VA
 2011                             --      to         --       1.04%     to       1.04%      (8.53)%    to       (8.53)%
 2010                             --      to         --       1.14%     to       1.14%      15.70%     to       15.70%
 2009                             --      to         --       1.85%     to       1.85%      39.36%     to       39.36%
 2008                             --      to         --       1.21%     to       1.21%     (40.33)%    to      (40.33)%
 2007                             --      to         --       0.92%     to       0.92%       6.08%     to        6.08%
OPPENHEIMER MAIN STREET
 FUND/VA
 2011                             --      to         --       0.57%     to       0.57%      (0.31)%    to       (0.31)%
 2010                             --      to         --       0.84%     to       0.84%      15.83%     to       15.83%
 2009                             --      to         --       1.34%     to       1.34%      28.00%     to       28.00%
 2008                             --      to         --       1.13%     to       1.13%     (38.63)%    to      (38.63)%
 2007                             --      to         --       0.60%     to       0.60%       4.15%     to        4.15%
OPPENHEIMER MAIN STREET
 SMALL- & MID-CAP FUND/ VA+
 2011                             --      to         --       0.38%     to       0.38%      (2.38)%    to       (2.38)%
 2010                             --      to         --       0.41%     to       0.41%      23.06%     to       23.06%
 2009                             --      to         --       0.37%     to       0.37%      36.88%     to       36.88%
 2008                             --      to         --         --      to         --      (31.63)%    to      (31.63)%
OPPENHEIMER VALUE FUND/ VA
 2011                             --      to         --       0.89%     to       0.89%      (4.48)%    to       (4.48)%
 2010                             --      to         --       0.90%     to       0.90%      14.81%     to       14.81%
 2009                             --      to         --       0.74%     to       0.74%      32.57%     to       32.57%
 2008                             --      to         --         --      to         --      (35.88)%    to      (35.88)%
PUTNAM VT DIVERSIFIED INCOME
 FUND
 2011                             --      to         --       9.59%     to       9.86%      (3.17)%    to       (3.02)%
 2010                             --      to         --      13.81%     to      14.11%      12.67%     to       13.02%
 2009                             --      to         --       5.01%     to       7.17%      54.83%     to       55.35%
 2008                             --      to         --       6.23%     to       6.23%     (31.00)%    to      (28.09)%
 2007                             --      to         --       5.00%     to       5.00%       4.19%     to        4.19%
PUTNAM VT GLOBAL ASSET
 ALLOCATION FUND
 2011                             --      to         --       4.32%     to       4.66%      (0.42)%    to       (0.18)%
 2010                             --      to         --       5.51%     to       5.61%      14.69%     to       15.02%
 2009                             --      to         --       4.64%     to       6.32%      35.21%     to       35.36%
 2008                             --      to         --       4.24%     to       4.24%     (33.16)%    to      (29.97)%
 2007                             --      to         --       0.71%     to       0.71%       3.16%     to        3.16%
PUTNAM VT GLOBAL EQUITY FUND
 2011                             --      to         --       1.96%     to       2.24%      (4.95)%    to       (4.78)%
 2010                             --      to         --       2.42%     to       2.47%       9.84%     to       10.22%
 2009                             --      to         --       0.17%     to       0.17%      29.97%     to       30.16%
 2008                             --      to         --       2.11%     to       2.85%     (45.35)%    to      (45.24)%
 2007                             --      to         --       2.01%     to       2.32%       9.02%     to        9.37%
PUTNAM VT GROWTH AND INCOME
 FUND
 2011                             --      to         --       1.21%     to       1.52%      (4.64)%    to       (4.44)%
 2010                             --      to         --       1.52%     to       1.76%      14.38%     to       14.71%
 2009                             --      to         --       2.48%     to       3.14%      29.81%     to       30.16%
 2008                             --      to         --       2.28%     to       2.58%     (38.70)%    to      (38.57)%
 2007                             --      to         --       1.32%     to       1.58%      (6.04)%    to       (5.79)%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL HEALTH CARE
 FUND
 2011                                  37,782      $15.330913      to      $15.330913         $579,233
 2010                                  39,815       15.468968      to       15.468968          615,900
 2009                                  42,991       15.065962      to       15.065962          647,702
 2008                                  51,634       11.913774      to       11.913774          615,151
 2007                                  67,263       14.336048      to       14.336048          964,284
PUTNAM VT HIGH YIELD FUND
 2011                                 327,433       18.244699      to       33.700697        9,679,190
 2010                                 352,449       17.930173      to       33.089518       10,120,431
 2009                                 426,337       15.722517      to       28.889334       10,803,942
 2008                                 459,786       10.468992      to       19.219456        7,965,008
 2007                                 494,761       14.160292      to       25.975431       11,887,631
PUTNAM VT INCOME FUND
 2011                                 297,160       15.060896      to       29.236133        7,320,019
 2010                                 316,232       14.343729      to       27.802373        7,383,849
 2009                                 361,230       13.055246      to       25.224094        7,615,262
 2008                                 378,915        8.902167      to       17.133269        5,373,979
 2007                                 420,096       11.701925      to       22.479655        8,081,674
PUTNAM VT INTERNATIONAL VALUE
 FUND
 2011                                 126,318        6.935285      to       14.115362        1,742,436
 2010                                 132,657        8.043728      to       16.321304        2,116,518
 2009                                 138,712        7.508868      to       15.194392        2,065,213
 2008                                 172,338        5.950420      to       12.021934        2,054,387
 2007                                 185,256       22.199807      to       22.199807        4,112,644
PUTNAM VT INTERNATIONAL
 EQUITY FUND
 2011                                 553,196       13.643423      to       14.102062        7,778,362
 2010                                 610,943       16.424598      to       16.931002       10,318,467
 2009                                 692,923       14.928049      to       15.354658       10,616,250
 2008                                 868,970       11.236998      to       11.977464       10,656,688
 2007                                 953,352       21.369414      to       21.872886       20,827,884
PUTNAM VT INTERNATIONAL
 GROWTH FUND
 2011                                  18,241       14.405383      to       14.405383          262,773
 2010                                  21,971       17.492096      to       17.492096          384,326
 2009                                  26,829       15.550584      to       15.550584          417,207
 2008                                  34,546       11.206894      to       11.206894          387,151
 2007                                  40,390       19.444746      to       19.444746          785,368
PUTNAM VT INVESTORS FUND
 2011                                  29,692       10.590309      to       13.137712          316,195
 2010                                  31,340       10.560103      to       13.132090          332,269
 2009                                  43,509        9.243957      to       11.527606          402,228
 2008                                  56,014        7.046749      to        7.046749          394,718
 2007                                  69,472       11.636062      to       11.636062          808,385
PUTNAM VT MONEY MARKET FUND
 2011                                  29,423        1.803089      to        1.803089           53,051
 2010                                  34,556        1.802966      to        1.802966           62,303
 2009                                  39,307        1.802303      to        1.802303           70,843
 2008                                  44,313        1.796082      to        1.796082           79,589
 2007                                  49,479        1.746726      to        1.746726           86,425

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL HEALTH CARE
 FUND
 2011                             --      to         --       1.10%     to       1.10%      (0.89)%    to       (0.89)%
 2010                             --      to         --       2.15%     to       2.15%       2.68%     to        2.68%
 2009                             --      to         --         --      to         --       26.46%     to       26.46%
 2008                             --      to         --         --      to         --      (16.90)%    to      (16.90)%
 2007                             --      to         --       1.11%     to       1.11%      (0.36)%    to       (0.36)%
PUTNAM VT HIGH YIELD FUND
 2011                             --      to         --       7.65%     to       7.79%       1.75%     to        1.85%
 2010                             --      to         --       7.27%     to       7.75%      14.04%     to       14.54%
 2009                             --      to         --       9.45%     to      10.27%      50.18%     to       50.31%
 2008                             --      to         --       8.88%     to       9.85%     (26.07)%    to      (26.01)%
 2007                             --      to         --       6.72%     to       7.68%       2.79%     to        3.31%
PUTNAM VT INCOME FUND
 2011                             --      to         --       8.56%     to       8.68%       5.00%     to        5.16%
 2010                             --      to         --      11.08%     to      11.66%       9.87%     to       10.22%
 2009                             --      to         --       5.58%     to       6.22%      46.65%     to       47.22%
 2008                             --      to         --       6.45%     to       7.43%     (23.93)%    to      (23.78)%
 2007                             --      to         --       4.22%     to       5.28%       5.22%     to        5.45%
PUTNAM VT INTERNATIONAL VALUE
 FUND
 2011                             --      to         --       2.55%     to       2.79%     (13.78)%    to      (13.52)%
 2010                             --      to         --       3.21%     to       3.50%       7.12%     to        7.42%
 2009                             --      to         --         --      to         --       26.19%     to       26.39%
 2008                             --      to         --       2.22%     to       2.22%     (45.85)%    to      (40.50)%
 2007                             --      to         --       1.89%     to       1.89%       7.29%     to        7.29%
PUTNAM VT INTERNATIONAL
 EQUITY FUND
 2011                             --      to         --       3.24%     to       3.58%     (16.93)%    to      (16.71)%
 2010                             --      to         --       3.64%     to       3.84%      10.03%     to       10.27%
 2009                             --      to         --         --      to         --       24.63%     to       25.00%
 2008                             --      to         --       2.07%     to       2.07%     (43.95)%    to      (43.84)%
 2007                             --      to         --       2.73%     to       3.00%       8.37%     to        8.61%
PUTNAM VT INTERNATIONAL
 GROWTH FUND
 2011                             --      to         --       2.70%     to       2.70%     (17.65)%    to      (17.65)%
 2010                             --      to         --       3.20%     to       3.20%      12.49%     to       12.49%
 2009                             --      to         --       1.94%     to       1.94%      38.76%     to       38.76%
 2008                             --      to         --       1.92%     to       1.92%     (42.37)%    to      (42.37)%
 2007                             --      to         --       1.07%     to       1.07%      13.52%     to       13.52%
PUTNAM VT INVESTORS FUND
 2011                             --      to         --       1.00%     to       1.35%       0.04%     to        0.29%
 2010                             --      to         --       0.06%     to       1.56%      13.92%     to       14.24%
 2009                             --      to         --       1.58%     to       1.58%      15.28%     to       31.18%
 2008                             --      to         --       0.55%     to       0.55%     (39.44)%    to      (39.44)%
 2007                             --      to         --       0.60%     to       0.60%      (4.91)%    to       (4.91)%
PUTNAM VT MONEY MARKET FUND
 2011                             --      to         --       0.01%     to       0.01%       0.01%     to        0.01%
 2010                             --      to         --       0.04%     to       0.04%       0.04%     to        0.04%
 2009                             --      to         --       0.36%     to       0.36%       0.35%     to        0.35%
 2008                             --      to         --       2.80%     to       2.80%       2.83%     to        2.83%
 2007                             --      to         --       4.95%     to       4.95%       5.07%     to        5.07%

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
PUTNAM VT MULTI-CAP GROWTH
 FUND
 2011                                 283,444      $14.738812      to      $24.058223       $6,661,946
 2010                                 307,814       15.528059      to       25.291913        7,630,604
 2009                                 297,952       12.988059      to       21.099132        6,151,912
 2008                                 322,463        9.829288      to       15.925954        5,038,310
 2007                                 353,885       16.046422      to       25.945436        9,037,177
PUTNAM VT SMALL CAP VALUE
 FUND
 2011                                 119,304        9.861349      to        9.861349        1,176,503
 2010                                 123,172       10.350514      to       10.350514        1,274,893
 2009                                 155,230        8.215811      to        8.215811        1,275,340
 2008                                 128,307        6.246201      to        6.246201          801,429
 2007                                 103,118       10.300530      to       10.300530        1,062,173
PUTNAM VT GEORGE PUTNAM
 BALANCED FUND
 2011                                  15,049       13.795090      to       13.795090          207,596
 2010                                  16,470       13.409259      to       13.409259          220,849
 2009                                  20,292       12.059130      to       12.059130          244,699
 2008                                  25,728        9.580101      to        9.580101          246,476
 2007                                  34,699       16.092548      to       16.092548          558,392
PUTNAM VT GLOBAL UTILITIES
 FUND
 2011                                  12,720       27.667582      to       27.667582          351,942
 2010                                  15,255       29.182239      to       29.182239          445,167
 2009                                  18,293       28.580962      to       28.580962          522,843
 2008                                  22,240       26.547468      to       26.547468          590,405
 2007                                  26,487       38.103792      to       38.103792        1,009,246
PUTNAM VT VOYAGER FUND
 2011                                 352,912       14.184465      to       35.287020       11,206,664
 2010                                 384,788       17.266105      to       42.844173       15,497,196
 2009                                 402,057       14.293431      to       35.386121       13,691,059
 2008                                 453,810        8.721088      to       21.538000        9,420,094
 2007                                 486,029       13.849855      to       34.117626       16,000,736
PUTNAM VT CAPITAL
 OPPORTUNITIES FUND
 2011                                  63,876       18.724634      to       18.724634        1,196,057
 2010                                  80,090       19.942323      to       19.942323        1,597,180
 2009                                  76,256       15.395267      to       15.395267        1,173,989
 2008                                  83,552       10.572218      to       10.572218          883,334
 2007                                  80,876       16.311191      to       16.311191        1,319,183
PUTNAM VT EQUITY INCOME FUND
 2011                                 163,937       15.963640      to       16.562094        2,694,954
 2010                                 108,061       15.639461      to       16.249834        1,734,027
 2009                                 135,616       13.861395      to       14.430719        1,932,199
 2008                                  80,477       11.322627      to       11.322627          911,210
 2007                                  81,357       16.442989      to       16.442989        1,337,753
INVESCO VAN KAMPEN V.I.
 GROWTH AND INCOME FUND
 2011                                 127,703       10.035800      to       14.314318        1,348,358
 2010                                 110,151       10.267992      to       14.645491        1,200,956
 2009                                 101,329        9.152221      to       13.054030          989,746
 2008                                  46,277        7.374331      to       10.518188          401,090
 2007                                  19,485       15.515559      to       15.515559          302,317

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
PUTNAM VT MULTI-CAP GROWTH
 FUND
 2011                             --      to         --       0.25%     to       0.40%      (5.08)%    to       (4.88)%
 2010                             --      to         --       0.34%     to       0.57%      19.56%     to       19.87%
 2009                             --      to         --       0.36%     to       0.68%      32.14%     to       32.48%
 2008                             --      to         --       0.31%     to       0.31%     (38.75)%    to      (38.62)%
 2007                             --      to         --       0.16%     to       0.16%       5.74%     to        6.02%
PUTNAM VT SMALL CAP VALUE
 FUND
 2011                             --      to         --       0.49%     to       0.49%      (4.73)%    to       (4.73)%
 2010                             --      to         --       0.30%     to       0.30%      25.98%     to       25.98%
 2009                             --      to         --       1.33%     to       1.33%      31.53%     to       31.53%
 2008                             --      to         --       1.45%     to       1.45%     (39.36)%    to      (39.36)%
 2007                             --      to         --       0.51%     to       0.51%     (12.72)%    to      (12.72)%
PUTNAM VT GEORGE PUTNAM
 BALANCED FUND
 2011                             --      to         --       2.33%     to       2.33%       2.88%     to        2.88%
 2010                             --      to         --       5.46%     to       5.46%      11.20%     to       11.20%
 2009                             --      to         --       5.05%     to       5.05%      25.88%     to       25.88%
 2008                             --      to         --       5.41%     to       5.41%     (40.47)%    to      (40.47)%
 2007                             --      to         --       3.11%     to       3.11%       1.14%     to        1.14%
PUTNAM VT GLOBAL UTILITIES
 FUND
 2011                             --      to         --       3.91%     to       3.91%      (5.19)%    to       (5.19)%
 2010                             --      to         --       4.19%     to       4.19%       2.10%     to        2.10%
 2009                             --      to         --       4.63%     to       4.63%       7.66%     to        7.66%
 2008                             --      to         --       2.61%     to       2.61%     (30.33)%    to      (30.33)%
 2007                             --      to         --       1.97%     to       1.97%      20.25%     to       20.25%
PUTNAM VT VOYAGER FUND
 2011                             --      to         --       0.29%     to       0.29%     (17.85)%    to      (17.64)%
 2010                             --      to         --       1.07%     to       1.46%      20.80%     to       21.08%
 2009                             --      to         --       0.71%     to       1.13%      63.90%     to       64.30%
 2008                             --      to         --       0.29%     to       0.29%     (37.03)%    to      (36.87)%
 2007                             --      to         --       0.03%     to       0.03%       5.52%     to        5.79%
PUTNAM VT CAPITAL
 OPPORTUNITIES FUND
 2011                             --      to         --       0.14%     to       0.14%      (6.11)%    to       (6.11)%
 2010                             --      to         --       0.25%     to       0.25%      29.54%     to       29.54%
 2009                             --      to         --       0.61%     to       0.61%      45.62%     to       45.62%
 2008                             --      to         --       0.47%     to       0.47%     (35.18)%    to      (35.18)%
 2007                             --      to         --         --      to         --       (9.55)%    to       (9.55)%
PUTNAM VT EQUITY INCOME FUND
 2011                             --      to         --       1.54%     to       2.05%       1.92%     to        2.07%
 2010                             --      to         --       2.17%     to       2.29%      12.61%     to       12.83%
 2009                             --      to         --       0.95%     to       1.78%      27.45%     to       38.61%
 2008                             --      to         --       1.96%     to       1.96%     (31.14)%    to      (31.14)%
 2007                             --      to         --       1.32%     to       1.32%       3.19%     to        3.19%
INVESCO VAN KAMPEN V.I.
 GROWTH AND INCOME FUND
 2011                             --      to         --       1.05%     to       1.12%      (2.26)%    to       (2.26)%
 2010                             --      to         --       0.10%     to       0.10%      12.19%     to       12.19%
 2009                             --      to         --       3.53%     to       3.75%      24.11%     to       24.11%
 2008                             --      to         --       1.85%     to       1.85%     (32.21)%    to      (26.26)%
 2007                             --      to         --       1.28%     to       1.28%       2.52%     to        2.52%

SEPARATE ACCOUNT VL II

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

-------------------------------------------------------------------------------

                                                                  UNIT
                                                               FAIR VALUE
SUB-ACCOUNT                          UNITS                LOWEST TO HIGHEST #              NET ASSETS
----------------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I.
 COMSTOCK FUND
 2011                                 509,827      $10.984671      to      $10.984671       $5,600,281
 2010                                 510,520       11.221180      to       11.221180        5,728,634
 2009                                 531,692        9.698918      to        9.698918        5,156,833
 2008                                 518,655        7.553239      to        7.553239        3,917,527
 2007                                 479,299       11.765234      to       11.765234        5,639,069

                                                                    INVESTMENT
                                       EXPENSE                        INCOME
                                   RATIO LOWEST TO               RATIO LOWEST TO                  TOTAL RETURN
SUB-ACCOUNT                            HIGHEST*                     HIGHEST**                 LOWEST TO HIGHEST***
-----------------------------  ------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I.
 COMSTOCK FUND
 2011                             --      to         --       1.33%     to       1.33%      (2.11)%    to       (2.11)%
 2010                             --      to         --       0.13%     to       0.13%      15.70%     to       15.70%
 2009                             --      to         --       4.33%     to       4.33%      28.41%     to       28.41%
 2008                             --      to         --       2.23%     to       2.23%     (35.80)%    to      (35.80)%
 2007                             --      to         --       1.37%     to       1.37%      (2.33)%    to       (2.33)%

  * This represents the annualized contract expenses of the Sub-Account for the year indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the Funds and charges made directly to contract owner accounts through the redemption of units. Where the expense ratio is the same for each unit value, it is presented in both the lowest and highest columns. Prior to January 1, 2011, the expense ratios presented within the financial highlights table reflected non-annualized expense rates. For the current and prior periods presented above, these rates have been annualized to reflect the charges that would have been incurred over the entire fiscal year.

 ** These amounts represent the dividends, excluding distributions of capital gains, received by the Sub- Account from the Fund, net of management fees assessed by the Fund's manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reductions in the unit values. The recognition of investment income by the Sub- Account is affected by the timing of the declaration of dividends by the Fund in which the Sub- Account invests. Where the investment income ratio is the same for each unit value, it is presented in both the lowest and highest columns.

*** This represents the total return for the year indicated and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the year indicated or from the effective date through the end of the reporting period.

  # Rounded unit values. Where only one unit value exists, it is presented in both the lowest and highest columns.

   +  See Note 1 for additional information related to this Sub-Account.

    A summary of expense charges is provided in Note 3.

RIDERS:

    The Sponsor Company will make certain deductions for various Rider charges:

       Estate Protection Rider (per $1,000 of the net amount at risk) $0.2496 - $185.76

       Last Survivor Yearly Renewable Term Insurance Rider (per $1,000 of the net amount at risk) $0.0012 - $27.894

       Single Life Yearly Renewable Term Life Insurance Rider (per $1,000 of the net amount at risk) $1.01 - $179.44

       Deduction Amount Waiver Rider (of the monthly deduction amount) 6.90% - 34.50%

       Waiver of Specified Amount Disability Benefit Rider (per $1 of specified amount) $0.040 - $0.107

       Accidental Death Benefit Rider (per $1,000 of the net amount at risk) $1.00 - $2.16

       Term Insurance Rider (per $1,000 of the net amount at risk) $0.0912 - $158.98

       Child Insurance Rider (per $1,000 of coverage) $6.00

       LifeAccess Accelerated Benefit Rider (per $1,000 of the benefit net amount at risk) $0.0409 - $41.18

       Accelerated Death Benefit Rider $300.00 (when benefit is exercised)

       Guaranteed Minimum Accumulation Benefit Rider Annual % of separate account value 0.90%

       Guaranteed Paid-Up death Benefit Rider Annual % of separate account value 0.75%

       Disability Access Rider -- Monthly Charge (per $100 of monthly benefit) $0.96 - $16.80

       Disability Access Rider -- First Year Monthly Rider Issue Fee $10.00 (Monthly for the first twelve Monthly Activity Dates following the Rider Issue Date)

    These charges can be assessed as a reduction in unit values or a redemption of units as specified in the product prospectus.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS -- STATUTORY-BASIS

As of December 31, 2011 and 2010, and for the Years Ended December 31, 2011, 2010 and 2009

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                                    CONTENTS

                                                                 PAGE:
----------------------------------------------------------------------------------
Independent Auditors' Report                                      F-2
Financial Statements -- Statutory-basis:
 Admitted Assets, Liabilities and Capital and Surplus             F-3
 Statements of Operations                                         F-4
 Statements of Changes in Capital and Surplus                     F-5
 Statements of Cash Flows                                         F-6
 Notes to Financial Statements                                   F7-42

[DELOITTE LOGO]                               DELOITTE & TOUCHE LLP
                                              City Place I, 32nd Floor
                                              185 Asylum Street
                                              Hartford, CT 06103-3402
                                              USA
                                              Tel: +1 860 725 3000
                                              Fax: +1 860 725 3500
                                              www.deloitte.com

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hartford Life and Annuity Insurance Company
Hartford, Connecticut

We have audited the accompanying statutory-basis statements of admitted assets, liabilities, and capital and surplus of Hartford Life and Annuity Insurance Company (the "Company") as of December 31, 2011 and 2010, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Connecticut, and such practices differ from accounting principles generally accepted in the United States of America. The effects on such financial statements of the differences between the statutory basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the three years in the period ended December 31, 2011.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the three years in the period ended December 31, 2011, on the basis of accounting described in
Note 2.

As discussed in Note 2 to the statutory-basis financial statements, the Company changed its method of accounting and reporting for deferred income taxes as required by accounting guidance adopted in 2009.

April 9, 2012

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
              ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS
                               (STATUTORY-BASIS)

                                           AS OF DECEMBER 31,
                                     2011                      2010
--------------------------------------------------------------------------------
ADMITTED ASSETS
 Bonds                            $11,394,354,135            $9,692,232,176
 Common and preferred
  stocks                            1,017,063,560               758,302,516
 Mortgage loans on real
  estate                              660,905,198               436,751,856
 Real estate                           25,506,912                26,632,080
 Contract loans                       370,655,282               364,509,200
 Cash and short-term
  investments                       3,179,543,702             1,573,472,795
 Derivatives                        1,602,784,576               865,862,531
 Other invested assets                251,264,156               266,361,493
                              -------------------       -------------------
TOTAL CASH AND INVESTED
                 ASSETS            18,502,077,521            13,984,124,647
                              -------------------       -------------------
 Investment income due
  and accrued                         167,669,384               101,421,313
 Amounts recoverable
  for reinsurance                      82,357,163               129,185,787
 Federal income tax
  recoverable                          66,466,241               307,271,561
 Deferred tax asset                   529,817,226               544,413,174
 Receivables from
  parent, subsidiaries
  and affiliates                       19,756,182                26,596,241
 Other assets                         134,763,018               113,920,194
 Separate Account
  assets                           48,255,070,982            58,419,988,303
                              -------------------       -------------------
  TOTAL ADMITTED ASSETS           $67,757,977,717           $73,626,921,220
                              -------------------       -------------------
LIABILITIES
 Aggregate reserves for
  future benefits                 $11,213,317,982            $8,789,731,507
 Liability for
  deposit-type
  contracts                            65,824,777                67,565,532
 Policy and contract
  claim liabilities                    48,092,766                41,643,434
 Asset valuation
  reserve                             179,493,239                16,559,135
 Interest maintenance
  reserve                              60,883,805                43,795,716
 Payable to parent,
  subsidiaries or
  affiliates                           23,109,160                45,865,666
 Accrued expense
  allowances and other
  amounts
  due from Separate
  Accounts                           (884,460,194)           (1,301,618,312)
 Funds held under
  reinsurance treaties
  with unauthorized
  reinsurers                        2,552,745,907             1,999,769,173
 Collateral on
  derivatives                       1,488,105,981               714,130,990
 Other liabilities                    824,354,242               726,950,972
 Separate Account
  liabilities                      48,255,070,982            58,419,988,303
                              -------------------       -------------------
      TOTAL LIABILITIES            63,826,538,647            69,564,382,116
                              -------------------       -------------------
CAPITAL AND SURPLUS
 Common stock -- par
  value $1,250 per
  share, 3,000 shares
  authorized, 2000
  shares issued and
  outstanding                           2,500,000                 2,500,000
 Aggregate write-ins
  for other than
  special surplus funds               174,887,393               182,105,606
 Gross paid in and
  contributed surplus               2,893,378,493             2,890,696,495
 Aggregate write-ins
  for special surplus
  funds                               176,605,742               181,471,058
 Unassigned funds                     684,067,442               805,765,945
                              -------------------       -------------------
      TOTAL CAPITAL AND
                SURPLUS             3,931,439,070             4,062,539,104
                              -------------------       -------------------
  TOTAL LIABILITIES AND
    CAPITAL AND SURPLUS           $67,757,977,717           $73,626,921,220
                              -------------------       -------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               (STATUTORY-BASIS)

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                               2011                     2010                     2009
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
 Premiums and annuity considerations                         1,401,142,759           $1,110,039,826         $(55,103,284,892)
 Net investment income                                         637,017,383              651,852,402              507,049,302
 Commissions and expense allowances on reinsurance              34,051,212               90,333,930              210,711,684
  ceded
 Reserve adjustments on reinsurance                         (7,279,328,984)          (6,345,615,060)          56,553,042,305
 Fee income                                                  1,366,934,784            1,452,299,854            1,345,460,200
 Other revenues                                                 13,413,968               26,435,811                9,945,475
                                                         -----------------       ------------------       ------------------
                                         TOTAL REVENUES     (3,826,768,878)          (3,014,653,237)           3,522,924,074
                                                         -----------------       ------------------       ------------------
BENEFITS AND EXPENSES
 Death and annuity benefits                                    703,019,683              696,946,177              617,438,001
 Disability and other benefits                                   9,127,886                9,295,233                9,760,311
 Surrenders and other fund withdrawals                         331,833,655              283,345,881            5,401,795,641
 Commissions                                                   523,282,542              509,398,932              540,146,456
 Increase (decrease) in aggregate reserves for life and      2,416,785,246              648,536,025           (2,639,943,114)
  accident and health policies
 General insurance expenses                                    308,877,214              367,574,662              398,688,021
 Net transfers from Separate Accounts                       (7,446,610,318)          (6,144,421,221)          (3,807,520,569)
 Modified coinsurance adjustment on reinsurance assumed       (201,842,919)            (236,815,941)            (227,647,298)
 Other expenses                                                230,507,595              148,320,783              104,816,425
                                                         -----------------       ------------------       ------------------
                            TOTAL BENEFITS AND EXPENSES     (3,125,019,416)          (3,717,819,469)             397,533,874
                                                         -----------------       ------------------       ------------------
  NET (LOSS) GAIN FROM OPERATIONS BEFORE FEDERAL INCOME       (701,749,462)             703,166,232            3,125,390,200
                                  TAX EXPENSE (BENEFIT)
 Federal income tax expense (benefit)                          115,068,345              (65,495,355)             446,707,922
                                                         -----------------       ------------------       ------------------
                        NET (LOSS) GAIN FROM OPERATIONS       (816,817,807)             768,661,587            2,678,682,278
                                                         -----------------       ------------------       ------------------
 Net realized capital losses, after tax                        (41,037,858)            (688,717,817)            (270,071,246)
                                                         -----------------       ------------------       ------------------
                                      NET (LOSS) INCOME       (857,855,665)             $79,943,770           $2,408,611,032
                                                         -----------------       ------------------       ------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                               (STATUTORY-BASIS)

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                 2011                    2010                    2009
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK -- PAR VALUE $1,250 PER SHARE, 3,000 SHARES
 AUTHORIZED, 2,000 SHARES ISSUED AND OUTSTANDING
 Balance, beginning and end of year                               $2,500,000              $2,500,000              $2,500,000
                                                           -----------------       -----------------       -----------------
GROSS PAID IN AND CONTRIBUTED SURPLUS
 Balance, beginning of year                                    2,890,696,495           2,889,208,215           1,692,530,362
 Capital contribution                                              2,681,998               1,488,280           1,196,677,853
                                                           -----------------       -----------------       -----------------
                                     BALANCE, END OF YEAR      2,893,378,493           2,890,696,495           2,889,208,215
                                                           -----------------       -----------------       -----------------
AGGREGATE WRITE-INS FOR OTHER THAN SPECIAL SURPLUS FUNDS
 Balance, beginning of year                                      182,105,606             189,963,147             497,354,084
 Amortization of gain on inforce reinsurance                      (7,218,213)             (7,857,541)             (7,777,012)
 Permitted practice deferred tax asset                                    --                      --            (299,613,925)
                                                           -----------------       -----------------       -----------------
                                     BALANCE, END OF YEAR        174,887,393             182,105,606             189,963,147
                                                           -----------------       -----------------       -----------------
AGGREGATE WRITE-INS FOR SPECIAL SURPLUS FUNDS
 Balance, beginning of year                                      181,471,058             266,358,000                      --
 Change in additional admitted deferred tax asset                 (4,865,316)            (84,886,942)            266,358,000
                                                           -----------------       -----------------       -----------------
                                     BALANCE, END OF YEAR        176,605,742             181,471,058             266,358,000
                                                           -----------------       -----------------       -----------------
UNASSIGNED FUNDS
 Balance, beginning of year                                      805,765,945             737,571,154             (14,526,035)
 Net (loss) income                                              (857,855,665)             79,943,770           2,408,611,032
 Change in net unrealized capital gains (losses) on              352,961,532            (342,230,129)         (1,127,254,952)
  common stocks and other invested assets
 Change in net unrealized foreign exchange capital gains         265,927,783             151,724,446              31,070,826
 Change in net deferred income tax                               499,609,022              47,041,083            (424,460,047)
 Change in asset valuation reserve                              (162,934,104)              9,004,550             (19,559,913)
 Change in nonadmitted assets                                   (219,410,471)            211,752,886            (405,548,325)
 Cumulative effect of change in accounting principles                     --                      --              (5,644,211)
 Change in liability for reinsurance in unauthorized                   3,400               4,736,976              (4,731,146)
  companies
 Cumulative effect of permitted practice deferred tax                     --                      --             299,613,925
  asset
 Dividends to stockholder                                                 --             (72,000,000)                     --
 Correction of prior year error                                           --             (21,778,791)                     --
                                                           -----------------       -----------------       -----------------
                                     BALANCE, END OF YEAR        684,067,442             805,765,945             737,571,154
                                                           -----------------       -----------------       -----------------
CAPITAL AND SURPLUS
                                     BALANCE, END OF YEAR     $3,931,439,070          $4,062,539,104          $4,085,600,516
                                                           -----------------       -----------------       -----------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                               (STATUTORY-BASIS)

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                 2011                    2010                    2009
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Premiums and annuity considerations                          $1,399,332,372          $1,167,274,877        $(55,110,502,015)
 Net investment income                                           613,946,357             763,045,855             492,875,654
 Reserve adjustments on reinsurance                           (7,279,328,984)         (6,345,615,060)         56,553,042,305
 Miscellaneous income                                          1,409,156,457           1,553,382,340           1,567,209,079
                                                           -----------------       -----------------       -----------------
  Total income                                                (3,856,893,798)         (2,861,911,988)          3,502,625,023
                                                           -----------------       -----------------       -----------------
 Benefits paid                                                 1,061,260,232             549,412,033           6,195,956,624
 Federal income tax (recoveries) payments                       (115,479,588)            363,856,309             174,428,436
 Net transfers from Separate Accounts                         (7,863,768,436)         (6,455,732,342)         (3,836,677,478)
 Other expenses                                                   64,878,126             327,668,851           2,346,022,272
                                                           -----------------       -----------------       -----------------
  Total benefits and expenses                                 (6,853,109,666)         (5,214,795,149)          4,879,729,854
                                                           -----------------       -----------------       -----------------
     NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES      2,996,215,868           2,352,883,161          (1,377,104,831)
                                                           -----------------       -----------------       -----------------
INVESTING ACTIVITIES
 PROCEEDS FROM INVESTMENTS SOLD, MATURED OR REPAID
 Bonds                                                         5,209,426,005           5,961,461,765           7,400,337,827
 Common and preferred stocks                                      53,875,698             133,591,230               6,812,083
 Mortgage loans                                                   34,571,199              82,742,398             124,749,183
 Derivatives and other                                           251,024,069             600,107,338           1,657,336,520
                                                           -----------------       -----------------       -----------------
  Total investment proceeds                                    5,548,896,971           6,777,902,731           9,189,235,613
                                                           -----------------       -----------------       -----------------
 COST OF INVESTMENTS ACQUIRED
 Bonds                                                         6,908,483,885           6,988,480,966           7,675,090,086
 Common and preferred stocks                                     146,121,947              51,045,814           1,824,386,009
 Mortgage loans                                                  256,825,000              33,125,000              51,677,808
 Real estate                                                              --                 106,600                      --
 Derivatives and other                                           119,866,202           1,755,491,882             297,107,693
                                                           -----------------       -----------------       -----------------
  Total investments acquired                                   7,431,297,034           8,828,250,262           9,848,261,596
                                                           -----------------       -----------------       -----------------
 Net increase (decrease) in contract loans                         6,146,082              11,680,007              (2,090,539)
                                                           -----------------       -----------------       -----------------
                   NET CASH USED FOR INVESTING ACTIVITIES     (1,888,546,145)         (2,062,027,538)           (656,935,444)
                                                           -----------------       -----------------       -----------------
FINANCING AND MISCELLANEOUS ACTIVITIES
 Capital contribution                                                     --                      --             486,061,985
 Dividends to stockholder                                                 --             (72,000,000)                     --
 Funds held under reinsurance treaties with unauthorized         552,976,734            (154,549,016)          1,140,679,259
  reinsurers
 Net other cash used                                             (54,575,550)            (73,312,602)           (336,375,183)
                                                           -----------------       -----------------       -----------------
            NET CASH PROVIDED BY (USED FOR) FINANCING AND        498,401,184            (299,861,618)          1,290,366,061
                                 MISCELLANEOUS ACTIVITIES
                                                           -----------------       -----------------       -----------------
 Net increase (decrease) in cash and short-term                1,606,070,907              (9,005,995)           (743,674,214)
  investments
 Cash and short-term investments, beginning of year            1,573,472,795           1,582,478,790           2,326,153,004
                                                           -----------------       -----------------       -----------------
             CASH AND SHORT-TERM INVESTMENTS, END OF YEAR     $3,179,543,702          $1,573,472,795          $1,582,478,790
                                                           -----------------       -----------------       -----------------
Note:Supplemental disclosures of cash flow information
 for non-cash transactions:
 Capital contribution from parent to settle intercompany           2,681,998               1,488,280               4,540,744
  balances related to stock compensation
 Capital contribution to subsidiary to settle                      1,736,296                      --                      --
  intercompany balances related to stock compensation
 Capital contribution of subsidiary from Hartford Life                    --                      --           1,406,075,123
  insurance Company
 Distribution of White River Life Reinsurance Company
  shares to
 Hartford Life Insurance Company                                          --                      --            (700,000,000)
 Shares of subsidiary Hartford Life, Ltd. contributed to
  subsidiary
 Hartford Life International, Ltd.                                        --              29,472,142                      --

                       SEE NOTES TO FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010 AND 2009

--------------------------------------------------------------------------------

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Life and Annuity Insurance Company ("HLAI" or the "Company") is a wholly-owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"). HLI is indirectly owned by The Hartford Financial Services Group, Inc. ("The Hartford").

Effective September 30, 2009, HLIC contributed the following wholly-owned subsidiaries, including European insurance operations, several broker-dealer entities and investment advisory and service entities to the Company:

-   Hartford Financial Services, LLC

-   Hartford Life International, Ltd.

-   Woodbury Financial Services, Inc.

The contribution was made to more closely align entities with the company issuing the business as well as to more efficiently deploy capital across the organization.

On September 29, 2010, the Company contributed Hartford Life Ltd., a wholly-owned subsidiary based in Bermuda, to Hartford Life International, Ltd., also a wholly-owned subsidiary, in order to align all of the Company's foreign subsidiaries under one foreign holding company.

The Company offers a complete line of fixed and variable annuities, universal and traditional individual life insurance and benefit products such as disability insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying statutory-basis financial statements of HLAI have been prepared in conformity with statutory accounting practices prescribed or permitted by the State of Connecticut Department of Insurance ("the Department"). The Department recognizes only statutory accounting practices prescribed or permitted by the State of Connecticut for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under the State of Connecticut Insurance Law. The National Association of Insurance Commissioners' Accounting Practices and Procedures Manual ("NAIC SAP") has been adopted as a component of prescribed practices by the State of Connecticut.

A difference prescribed by Connecticut state law allows the Company to receive a reinsurance reserve credit for a reinsurance treaty that provides for a limited right of unilateral cancellation by the reinsurer. Even if the Company did not obtain reinsurance reserve credit for this reinsurance treaty, the Company's risk-based capital would not have triggered a regulatory event.

A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed by the Department is shown below:

                                                                 2011                    2010                    2009
---------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME, STATE OF CONNECTICUT BASIS                  $(857,855,665)            $79,943,770          $2,408,611,032
State prescribed practice:
Reinsurance reserve credit                                      (161,739,538)              3,086,978             153,168,118
                                                          ------------------       -----------------       -----------------
                             NET (LOSS) INCOME, NAIC SAP    $ (1,019,595,203)           $ 83,030,748         $ 2,561,779,150
                                                          ------------------       -----------------       -----------------
Statutory capital and surplus, State of Connecticut           $3,931,439,071          $4,062,539,104          $4,085,600,515
 Basis
State prescribed practice:
Reinsurance reserve credit                                      (396,054,980)           (234,315,442)           (237,402,420)
                                                          ------------------       -----------------       -----------------
                 STATUTORY CAPITAL AND SURPLUS, NAIC SAP     $ 3,535,384,091         $ 3,828,223,662         $ 3,848,198,095
                                                          ------------------       -----------------       -----------------

The Company does not follow any other prescribed or permitted statutory accounting practices that have a material effect on statutory surplus, statutory net income or risk-based capital.

The preparation of financial statements in conformity with NAIC SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The most significant estimates include those used in determining the liability for aggregate reserves for life, accident and health, and fixed and variable annuity policies; evaluation of other-than-temporary impairments; valuation of derivatives; and contingencies relating to corporate litigation and regulatory matters. Certain of these estimates are particularly sensitive to market conditions, and deterioration and/or volatility in the worldwide debt or equity markets could have a material impact on the statutory-basis financial statements. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

Accounting practices and procedures as prescribed or permitted by the Department are different in certain material respects from accounting principles generally accepted in the United States of America ("GAAP"). The more significant differences are:

(1) for statutory purposes, policy acquisition costs (commissions, underwriting and selling expenses, etc.) and sales inducements are charged to expense when incurred rather than capitalized and amortized for GAAP purposes;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally only consist of charges assessed to policy account balances for cost of insurance, policy administration and surrenders. For GAAP, when policy charges received relate to coverage or services to be provided in the future, the charges are recognized as revenue on a pro-rata basis over the expected life and gross profit stream of the policy. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the National Association of Insurance Commissioners ("NAIC"), which may vary considerably from interest and mortality assumptions used under GAAP. Additionally for GAAP, reserves for guaranteed minimum death benefits ("GMDB") are based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience, and, reserves for guaranteed withdrawal benefits are considered embedded derivatives and reported at fair value;

(4) excluding certain assets designated as nonadmitted assets from the Statements of Admitted Assets, Liabilities and Capital and Surplus for statutory purposes by directly charging surplus;

(5) the calculation of the postretirement benefits obligation which, for statutory accounting, excludes non-vested employees whereas GAAP liabilities include a provision for such employees; statutory and GAAP accounting permit either immediate recognition of the liability or straight-line amortization of the liability over a period not to exceed 20 years. For GAAP, The Hartford's obligation was immediately recognized. For statutory accounting, the remaining obligation is expected to be recognized ratably over the next 5 years;

(6) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve ("AVR")) for statutory purposes; as well as the deferral and amortization of realized gains and losses, caused by changes in interest rates during the period the asset is held, into income over the original life to maturity of the asset sold (Interest Maintenance Reserve ("IMR")) for statutory purposes; whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

(7) the reporting of reserves and benefits, net of reinsurance ceded for statutory purposes; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

(8) for statutory purposes, investments in unaffiliated bonds, other than loan-backed and structured securities, rated in NAIC classes 1 through 5 are carried at amortized cost, and unaffiliated bonds, other than loan-backed and structured securities, rated in NAIC class 6 are carried at the lower of amortized cost or fair value. Loan-backed bonds and structured securities are carried at either amortized cost or the lower of amortized cost or fair value in accordance with the provisions of Statement of Statutory Accounting Principles ("SSAP") No. 43 -- Revised (Loan-backed and Structured Securities). GAAP requires that fixed maturities and loan-backed and structured securities be classified as "held-to-maturity," "available-for-sale" or "trading," based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds and loan-backed securities were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a separate component of Stockholder's Equity;

(9) for statutory purposes, Separate Account liabilities are calculated using prescribed actuarial methodologies, which approximate the market value of Separate Account assets, less applicable surrender charges. The Separate Account surplus generated by these reserving methods is recorded as an amount due to or from the Separate Account on the Statements of Admitted Assets, Liabilities and Capital and Surplus, with changes reflected in the Statements of Operations. On a GAAP basis, Separate Account assets and liabilities must meet specific conditions to qualify as a Separate Account asset or liability. Amounts reported for Separate Account assets and liabilities are based upon the fair value of the underlying assets;

(10) the consolidation of financial statements for GAAP reporting, whereas statutory accounting requires standalone financial statements with earnings of subsidiaries reflected as changes in unrealized gains or losses in surplus;

(11) deferred income taxes, which provide for statutory/tax temporary differences, are subject to limitation and are charged directly to surplus, whereas, GAAP would include GAAP/tax temporary differences recognized as a component of net income;

(12) comprehensive income and its components are not presented in the statutory-basis financial statements;

(13) for statutory purposes derivative instruments that qualify for hedging, replication, or income generation are accounted for in a manner consistent with the hedged item, cash instrument and covered asset, respectively, typically amortized cost. Derivative instruments held for other investment and risk management activities, which do not receive hedge accounting treatment, receive fair value accounting for statutory purposes and are recorded at fair value with corresponding changes in value reported in unrealized gains and losses within surplus. For GAAP, derivative instruments are recorded at fair value with changes in value reported in earnings, with the exception of cash flow hedges and net investment hedges of a foreign operation, which are carried at fair value with changes in value reported as a separate component of Stockholder's Equity. In addition, statutory accounting does not record the hedge ineffectiveness on qualified hedge positions, whereas, GAAP records the hedge ineffectiveness in earnings; and

(14) embedded derivatives for statutory accounting are not bifurcated from the host contract, whereas, GAAP accounting requires the embedded derivative to be bifurcated from the host instrument, accounted for and reported separately.

As of and for the years ended December 31, GAAP basis consolidated net income
(loss) and stockholder's equity for the Company are as follows:

                             2011              2010              2009
--------------------------------------------------------------------------------
Net income (loss)          $164,313,121      $490,290,694     $(520,466,844)
Stockholder's equity      4,504,856,275     3,928,045,610     3,562,234,712

AGGREGATE RESERVES FOR LIFE AND ACCIDENT AND HEALTH POLICIES AND CONTRACTS AND LIABILITY FOR DEPOSIT-TYPE CONTRACTS

Aggregate reserves for payment of future life, health and annuity benefits are computed in accordance with applicable actuarial standards. Reserves for life insurance policies are generally based on the 1941, 1958, 1980 and 2001 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.25% to 6.00%. Accumulation and on-benefit annuity reserves are based principally on individual and group annuity tables at various rates ranging from 2.50% to 9.50% and using the Commissioner's Annuity Reserve Valuation Method ("CARVM"). Accident and health reserves are established using a two year preliminary term method and morbidity tables based primarily on Company experience.

For non-interest sensitive ordinary life plans, the Company waives deduction of deferred fractional premiums upon death of insured. Return of the unearned portion of the final premium is governed by the terms of the contract. The Company does not have any forms for which the cash values are in excess of the legally computed reserve.

Extra premiums are charged for substandard lives, in addition to the regular gross premiums for the true age. Mean reserves for traditional insurance products are determined by computing the regular mean reserve for the plan at the true age, and adding one-half (1/2) of the extra premium charge for the year. For plans with explicit mortality charges, mean reserves are based on appropriate multiples of standard rates of mortality.

During 2009, the Company adopted Actuarial Guideline No. 43 (CARVM for Variable Annuities), ("AG 43"), which codified the reserve valuation standards for variable annuity and other contracts involving certain guaranteed benefits. The implementation of AG 43 did not have a material impact on the Company's net income and capital and surplus.

As of December 31, 2011 and 2010, the Company had $17,416,612,680 and $16,735,685,000, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Connecticut. Reserves to cover the above insurance at December 31, 2011 and 2010 totaled $74,633,381 and $75,160,778, respectively.

The Company has established Separate Accounts to segregate the assets and liabilities of certain life insurance, pension and annuity contracts that must be segregated from the Company's General Account assets under the terms of its contracts. The assets consist primarily of marketable securities and are reported at fair value. Premiums, benefits and expenses relating to these contracts are reported in the Statements of Operations.

An analysis of General and Separate Account annuity actuarial reserves and deposit fund liabilities by withdrawal characteristics as of December 31, 2011 is presented below:

                                                                    SEPARATE
                                                                    ACCOUNT        SEPARATE
                                                    GENERAL           WITH          ACCOUNT
                                                    ACCOUNT        GUARANTEES    NONGUARANTEED        TOTAL         % OF TOTAL
--------------------------------------------------------------------------------------------------------------------------------
1.Subject to discretionary withdrawal
 1.1 -- With fair value adjustment
  a) In a lump sum reflecting changes in
   interest rates or asset values                 $1,631,587,734      $ --                 $ --   $1,631,587,734        3.36%
  b) In installments over 5 years or more,
   with or w/o reduction in interest rates                    --        --                   --               --        0.00%
 1.2 -- At book value less current surrender
  charge of 5% or more                               281,286,731        --                   --      281,286,731        0.58%
 1.3 -- At fair value                                         --        --       43,817,257,786   43,817,257,786       90.26%
                                               -----------------      ----      ---------------  ---------------      ------
 1.4 -- Total with adjustment or at fair
  value                                            1,912,874,465        --       43,817,257,786   45,730,132,251       94.20%
 1.5 -- At book value without adjustment
  (minimal or no charge or adjustment)
  a) In a lump sum without adjustment              1,480,711,500        --                   --    1,480,711,500        3.05%
  b) Installments over less than 5 years                      --        --                   --               --        0.00%
  c) In a lump sum subject to a fixed
   surrender charge of less than 5%                  896,550,360        --                   --      896,550,360        1.85%
  d) In a lump sum subject to surrender
   charge                                                     --        --                   --               --        0.00%
  e) All others                                               --        --                   --               --        0.00%
2.Not subject to discretionary withdrawal            330,599,904        --          108,824,446      439,424,350        0.90%
                                               -----------------      ----      ---------------  ---------------      ------
3.Total (gross)                                    4,620,736,229        --       43,926,082,232   48,546,818,461      100.00%
4.Reinsurance ceded                                  189,281,081        --                   --      189,281,081
                                               -----------------      ----      ---------------  ---------------      ------
5.Total (net)                                     $4,431,455,148      $ --      $43,926,082,232  $48,357,537,380
                                               -----------------      ----      ---------------  ---------------      ------
Reconciliation of total annuity actuarial
 reserves and deposit fund liabilities:
Life and Accident & Health Annual Statement:
6. Exhibit 5, Annuities Section, Total (net)      $4,363,283,036
7. Exhibit 5, Supplementary Contract Section,
 Total (net)                                           2,347,338
8. Exhibit 7, Deposit-Type Contracts Section,
 Total (net)                                          65,824,774
                                               -----------------
9. Subtotal                                        4,431,455,148
Separate Account Annual Statement:
10. Exhibit 3, Annuities Section, Total (net)     43,926,082,232
11. Exhibit 3, Supplemental Contract Section,
 Total (net)                                                  --
12. Policyholder dividend and coupon
 accumulations                                                --
13. Policyholder premiums                                     --
14. Guaranteed interest contracts                             --
15. Exhibit 4, Deposit-Type Contracts
 Section, Total (net)                                         --
                                               -----------------
16. Subtotal                                      43,926,082,232
                                               -----------------
17. Combined total                               $48,357,537,380
                                               -----------------

INVESTMENTS

Other than loan-backed and structured securities, investments in unaffiliated bonds rated in NAIC classes 1-5 are carried at amortized cost and unaffiliated bonds rated in NAIC class 6 are carried at the lower of amortized cost or fair value. Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost. Unaffiliated common stocks are carried at fair value. Investments in stocks of uncombined subsidiaries, controlled and affiliated ("SCA") companies are based on the net worth of the subsidiary in accordance with SSAP No. 97 (Investment in Subsidiary, Controlled, and Affiliated Entities, a replacement of SSAP No. 88). The Company calculates its investment in a foreign insurance subsidiary by adjusting annuity GAAP account value reserves using VA CARVM. Methodology is consistent with domestic accumulation annuity reserves. The change in the carrying value is recorded as a change in net unrealized capital gains (losses), a component of unassigned surplus. Unaffiliated preferred stocks are carried at cost, lower of cost or amortized cost, or fair value depending on the assigned credit rating and whether the preferred stock is redeemable or non-redeemable. Mortgage loans on real estate are stated at the outstanding principal balance, less any allowances for credit losses. Loan-backed bonds and structured securities are carried at either amortized cost or the lower of amortized cost or fair value in accordance with the provisions of SSAP No. 43 -- Revised. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the prospective method, except for highly rated fixed rate securities, which use the retrospective method. The Company has ownership interests in joint ventures, investment partnerships and limited liability companies. The Company carries these interests based upon audited financial statements in accordance with SSAP No. 48 (Joint Ventures, Partnerships and Limited Liability Companies). Contract loans are carried at outstanding balance, which approximates fair value.

Interest income from fixed maturities and mortgage loans on real estate is recognized when earned on the constant effective yield method based on estimated timing of cash flows. The amortization of premium and accretion of discount for fixed maturities also takes into consideration call and maturity dates that produce the lowest yield. For fixed rate securitized financial assets subject to prepayment risk, yields are recalculated and adjusted periodically to reflect historical and/or estimated future repayments using the retrospective method; however, if these investments are impaired, any yield adjustments are made using the prospective method. The Company has not elected under SSAP No. 43 -- Revised to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date. Investment income on variable rate and interest only securities is determined using the prospective method. Prepayment fees on bonds and mortgage loans on real estate are recorded in net investment income when earned. Dividends are recorded as earned on the ex-dividend date. For partnership investments, income is earned when cash distributions of income are received. For impaired debt securities, the Company accretes the new cost basis to the estimated future cash flows over the expected remaining life of the security by prospectively adjusting the security's yield.

Due and accrued investment income amounts over 90 days past due are nonadmitted. There was no investment income due and accrued excluded from surplus at December 31, 2011 and 2010.

Net realized gains and losses from investment sales represent the difference between the sales proceeds and the cost or amortized cost of the investment sold, determined on a specific identification basis. Net realized capital gains and losses also result from termination or settlement of derivative contracts that do not qualify, or are not designated, as a hedge for accounting purposes. Impairments are recognized within net realized capital losses when investment losses in value are deemed other-than-temporary. Foreign currency transaction gains and losses are also recognized within net realized capital gains and losses.

The AVR is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The AVR balances were $179,493,239 and $16,559,135 as of December 31, 2011 and 2010, respectively. Additionally, the IMR captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the life of the bond, preferred stock or mortgage loan sold. The IMR balances as of December 31, 2011 and 2010 were $60,883,805, and $43,795,716, respectively. The net capital gains and (losses) captured in the IMR, net of taxes, in 2011, 2010, and 2009 were $22,055,099, $67,929,917 and $(3,241,828), respectively. The amount of income and (expense) amortized from the IMR net of taxes in 2011, 2010, and 2009 included in the Company's Statements of Operations, was $4,967,011, $15,097,035 and $(1,369,985), respectively. Realized capital gains and losses, net of taxes, not included in the IMR are reported in the Statements of Operations.

The Company's accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale. The impaired value of the other-than-temporarily impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, as described below, are subjected to an enhanced analysis on a quarterly basis.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an other-than-temporary impairment is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP No. 43 -- Revised is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments. Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired securities for further other-than-temporary impairments on an ongoing basis.

For securities that are not subject to SSAP No. 43 -- Revised, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP No. 43 -- Revised requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security's effective yield prior to the impairment are less than its amortized cost, then an other-than-temporary impairment charge is recognized equal to the difference between the amortized cost and the Company's best estimate of expected future cash flows discounted at the security's effective yield prior to the impairment. The Company's best estimate of expected future cash flows discounted at the security's effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP No. 43 --Revised until the recovery of value, the security is written down to fair value.

Net realized capital losses resulting from write-downs for other-than-temporary impairments on corporate and asset-backed bonds were $9,684,957, $16,191,903 and $110,124,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Net realized capital losses resulting from write-downs for other-than-temporary impairments on equities were $245,204, $0 and $16,593,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Mortgage loans on real estate are considered to be impaired when management estimates that, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. For mortgage loans on real estate that are determined to be impaired, a valuation allowance is established for the difference between the carrying amount and the Company's share of the fair value of the collateral. Additionally, a loss contingency valuation allowance is established for estimated probable credit losses on certain homogenous groups of loans. Changes in valuation allowances are recorded in net unrealized capital gains and losses. Interest income on an impaired loan is accrued to the extent it is deemed collectable and the loan continues to perform under its original or restructured terms. Interest income on defaulted loans is recognized when received. As of December 31, 2011, 2010 and 2009, the Company had impaired mortgage loans on real estate with a related allowance for credit losses of $682,306, $2,561,000 and $42,212,000, respectively.

The Company may at any time use derivative instruments, including swaps, caps, floors, options, futures and forwards. On the date the derivative contract is entered into, the Company designates the derivative as hedging (fair value, cash flow, or net investment in a foreign operation), replication, income generation, or held for other investment and/or risk management activities, which primarily involves managing asset or liability related risks which do not qualify for hedge accounting under SSAP No. 86 (Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions). The Company's derivative transactions are permitted uses of derivatives under the derivative use plan required by the Department.

Derivatives used in hedging relationships are accounted for in a manner consistent with the item hedged. Typically, cost paid or consideration received at inception of a contract is reported on the balance sheet as a derivative asset or liability, respectively. Periodic cash flows and accruals are recorded in a manner consistent with the hedged item. Upon termination of the derivative, any gain or loss is recognized as a derivative capital gain or loss.

Derivatives used in replication relationships are accounted for in a manner consistent with the cash instrument and the replicated asset. Typically, cost paid or consideration received at inception of the contract is recorded on the balance sheet as a derivative asset or liability, respectively. Periodic cash flows and accruals of income/expense are recorded as a component of derivative net investment income. Upon termination of the derivative, any gain or loss is recognized as a derivative capital gain or loss.

Derivatives used in income generation relationships are accounted for in a manner consistent with the associated covered asset. Typically, consideration received at inception of the contract is recorded on the balance sheet as a derivative liability. Upon termination, any remaining derivative liability, along with any disposition payments are recorded to derivative capital gain or loss.

Derivatives held for other investment and/or risk management activities receive fair value accounting. The derivatives are carried on the balance sheet at fair value and the changes in fair value are recorded in derivative unrealized gains and losses. Periodic cash flows and accruals of income/expense are recorded as a component of derivative net investment income.

Amounts for prior years have been restated to conform to 2011 presentation.

ADOPTION OF ACCOUNTING STANDARDS

SSAP No. 10R (Income Taxes -- Revised, A Temporary Replacement of SSAP No. 10) was issued in December 2009, updated in September 2010, and is effective for annual periods ending December 31, 2009 and interim and annual periods of 2010 and 2011. SSAP No. 10R allows for an option to increase the admitted deferred tax assets for companies with a risk-based capital calculation that exceeds a stated threshold. Additional disclosures are required for 2010 and 2011 to the extent tax planning strategies are utilized to admit deferred tax assets. The implementation and financial impact of this on the Company as of December 31, 2011 and 2010 was an increase of $176,605,742 and $181,471,058, respectively, in net admitted deferred tax assets with a corresponding increase of $176,605,742, $181,471,058 and $266,358,000 in surplus in aggregate write-ins for special surplus funds which is included in the Statements of Changes in Capital and Surplus for the years ended December 31, 2011, 2010 and 2009, respectively. (See
Note 5).

SSAP No. 43 -- Revised -- was issued by the NAIC in September 2009 and was effective September 30, 2009. SSAP No. 43 -- Revised supersedes SSAP No. 98 (Treatment of Cash Flows When Quantifying Changes in Valuation and Impairments, an Amendment of SSAP No. 43 -- Loan-backed and Structured Securities) and paragraph 13 of SSAP No. 99 (Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment). SSAP 43 -- Revised establishes statutory accounting principles for investments in loan-backed and structured securities and requires additional disclosures as provided in Note 3. The implementation of SSAP No. 43 -- Revised in 2009 negatively impacted net income for other-than-temporary impairments of loan-backed securities by $14,377,000 in 2009.

Effective January 1, 2012, the Company will adopt SSAP No. 101 (Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10). The effect of the adoption of SSAP No. 101 on the Company's admitted assets, net income and surplus will not be material. As a result of the adoption, during the first quarter of 2012 the Company will reclassify an amount between special surplus funds and unassigned surplus representing the additional admitted deferred tax asset that had been calculated under the provisions of SSAP No. 10R and which will no longer be required to be presented as special surplus funds.

3. INVESTMENTS

For the years ended December 31,

(A) COMPONENTS OF NET INVESTMENT INCOME

                                                   2011          2010          2009
---------------------------------------------------------------------------------------
Interest income from bonds and short-term
 investments                                   $509,808,728  $469,730,083  $440,304,551
Interest income from contract loans              22,747,522    20,359,950    22,025,093
Interest income from mortgage loans on real
 estate                                          30,291,082    27,188,650    31,263,546
Interest and dividends from other investments    86,751,995   150,668,061    21,271,120
Gross investment income                         649,599,327   667,946,744   514,864,310
 Less: investment expenses                       12,581,944    16,094,342     7,815,008
                                               ------------  ------------  ------------
                        NET INVESTMENT INCOME  $637,017,383  $651,852,402  $507,049,302
                                               ------------  ------------  ------------

(B) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS AND SHORT TERM INVESTMENTS

                                                   2011               2010               2009
------------------------------------------------------------------------------------------------------
Gross unrealized capital gains                 $1,023,591,266     $442,646,698       $258,827,000
Gross unrealized capital losses                (161,289,941)      (195,775,301)      (400,588,000)
Net unrealized capital gains (losses)           862,301,325        246,871,397       (141,761,000)
Balance, beginning of year                      246,871,397       (141,761,000)      (891,652,000)
                                               ------------       ------------       ------------
       CHANGE IN NET UNREALIZED CAPITAL GAINS
 (LOSSES) ON BONDS AND SHORT TERM INVESTMENTS  $615,429,928       $388,632,397       $749,891,000
                                               ------------       ------------       ------------

(C) COMPONENTS OF NET UNREALIZED CAPITAL LOSSES ON COMMON STOCKS AND PREFERRED STOCKS

                                                   2011               2010                2009
-------------------------------------------------------------------------------------------------------
Gross unrealized capital gains                   $4,123,643          $2,105,046        $32,641,000
Gross unrealized capital losses                (174,273,946)       (337,772,932)       (49,799,000)
Net unrealized capital losses                  (170,150,303)       (335,667,886)       (17,158,000)
Balance, beginning of year                     (335,667,886)        (17,158,000)      (157,463,000)
                                               ------------       -------------       ------------
       CHANGE IN NET UNREALIZED CAPITAL GAINS
      (LOSSES) ON COMMON STOCKS AND PREFERRED
                                       STOCKS  $165,517,583       $(318,509,886)      $140,305,000
                                               ------------       -------------       ------------

(D) COMPONENTS OF NET REALIZED CAPITAL LOSSES

                                                   2011               2010                2009
--------------------------------------------------------------------------------------------------------
Bonds and short-term investments                $56,145,379         $57,288,750       $(102,509,870)
Common stocks -- unaffiliated                       144,514              10,124            (610,426)
Preferred stocks -- unaffiliated                   (245,204)                 --         (12,733,309)
Mortgage loans on real estate                            --         (43,549,377)         (5,911,081)
Derivatives                                     (77,242,753)       (614,797,438)       (148,011,242)
Other invested assets                            12,472,692           5,232,690          (4,598,809)
Realized capital losses                          (8,725,372)      (595,815, 251)       (274,374,737)
Capital gains tax expense (benefit)              10,257,387          24,972,649          (1,061,663)
Net realized capital losses, after tax          (18,982,759)       (620,787,900)       (273,313,074)
 Less: amounts transferred to IMR                22,055,099          67,929,917          (3,241,828)
                                               ------------       -------------       -------------
       NET REALIZED CAPITAL LOSSES, AFTER TAX  $(41,037,858)      $(688,717,817)      $(270,071,246)
                                               ------------       -------------       -------------

For the years ended December 31, 2011, 2010 and 2009, sales of unaffiliated bonds and short-term investments resulted in proceeds of $6,028,566,737, $6,758,918,000 and $8,402,279,000, gross realized capital gains of $103,207,903,
$113,537,000 and $126,993,000, and gross realized capital losses of $46,490,884,
$40,731,000 and $119,379,000 respectively, before transfers to the IMR.

For the years ended December 31, 2011, 2010 and 2009, sales of unaffiliated common and preferred stocks resulted in proceeds of $875,698, $10,124 and $6,812,000, gross realized capital gains of $152,187, $10,124 and $2,737,000, and gross realized capital losses of $7,673, $0 and $76,000, respectively.

(E) INVESTMENTS -- DERIVATIVE INSTRUMENTS

OVERVIEW

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options through one of four Company approved objectives: to hedge risk arising from interest rate, equity market, credit spread including issuer defaults, price or foreign currency exchange rate risk or volatility; to manage liquidity; to control transaction costs; or to enter into income generation or replication transactions. On the date the derivative contract is entered into, the Company designates the derivative as hedging (fair value, cash flow, or net investment in a foreign operation), income generation, replication, or held for other investment and/or risk management activities, which primarily involves managing asset or liability related risks which do not qualify for hedge accounting under SSAP No. 86. The Company's derivative transactions are used in strategies permitted under the derivative use plan required by the Department.

Interest rate swaps and index swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using agreed upon rates or indices and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Credit default swaps entitle one party to receive a periodic fee in exchange for an obligation to compensate the other party should a credit event occur on the part of the referenced issuer.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception, and no principal payments are exchanged.

Forward contracts are customized commitments that specify a rate of interest or currency exchange rate to be paid or received on an obligation beginning on a future start date and are typically settled in cash.

Financial futures are standardized commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities or cash, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be a periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

STRATEGIES

The notional value, fair value, and carrying value of derivative instruments used during the year are disclosed in the strategy discussions below. During the years 2011 and 2010, the Company did not transact in or hold any positions related to net investment hedges in a foreign operation or income generation transactions. The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments at December 31, 2011 and 2010 were $39,019,185,529 and $39,112,849,000, respectively. The fair value of derivative instruments are based upon widely accepted pricing valuation models which utilize independent third party data as inputs or independent broker quotations. The Company did not have any material unrealized gains or losses during the reporting period representing the component of the derivative instruments gain or loss from derivatives that no longer qualify for hedge accounting. The fair value of derivative instruments at December 31, 2011 and 2010 was $1,780,276,715 and $988,931,000, respectively. As of December 31,
2011 and 2010 the average fair value for derivatives held for other investment and/or risk management activities was $994,929,586 and $816,972,000, respectively. The carrying value of derivative instruments at December 31, 2011 and 2010 was $1,566,600,905 and $797,399,090, respectively.

CASH FLOW HEDGES

INTEREST RATE SWAPS: Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed maturity investments to fixed rates. Forward starting swap agreements are used to hedge the interest rate exposure of anticipated future purchases of fixed maturity securities. The maximum length of time over which the Company is hedging exposure to the variability of future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is approximately one year. There were no gains and losses classified in unrealized gains and losses related to cash flow hedges that have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period. As of December 31, 2011 and 2010 interest rate swaps used in cash flow hedge relationships had a notional value of $360,000,000 and $522,000,000, respectively, a fair value of $24,655,599 and $9,793,000, respectively, and a carrying value of $0.

FOREIGN CURRENCY SWAPS: Foreign currency swaps are primarily used to hedge the foreign currency exposure related to certain guaranteed minimum income benefit ("GMIB") fixed liability payments reinsured from a related party. As of December 31, 2011 and 2010 swaps in this strategy had a notional value of $1,775,646,363 and $1,997,409,000, respectively, a fair value of $183,792,418 and $177,154,000, respectively, and a carrying value of $0.

Foreign currency swaps are also used to convert foreign denominated cash flows associated with certain foreign denominated fixed maturity investments to U.S. dollars. The foreign fixed maturities are primarily denominated in British pounds and are swapped to minimize cash flow fluctuations due to changes in currency rates. As of December 31, 2011 and 2010 foreign currency swaps used to hedge foreign denominated fixed maturity investments in cash flow hedge relationships had a notional value of $56,751,448 and $72,010,000, respectively, a fair value of $12,985,629 and $13,187,000, respectively, and a carrying value of $6,971,433 and $8,724,000, respectively.

FAIR VALUE HEDGES

INTEREST RATE SWAPS: Interest rate swaps are used to hedge the changes in fair value of certain fixed rate maturity investments due to changes in LIBOR. As of December 31, 2011 interest rate swaps used in fair value hedge relationships had a notional value of $109,945,000, a fair value of $(763,003), and a carrying value of $0. As of December 31, 2010 the Company did not hold any interest rate swaps used in fair value hedge relationships.

REPLICATION TRANSACTIONS

CREDIT DEFAULT SWAPS: The Company periodically enters into credit default swaps as part of replication transactions. Swaps used in replication transactions had a notional value at December 31, 2011 and 2010 of $26,900,000 and $20,500,000,
respectively, a fair value of $(278,993) and $465,000, respectively, and a carrying value of $(255,592) and $343,000, respectively.

OTHER INVESTMENT AND/OR RISK MANAGEMENT ACTIVITIES

INTEREST RATE CAPS: The Company is exposed to policyholder surrenders during a rising interest rate environment. Interest rate cap contracts are used to mitigate the Company's loss in a rising interest rate environment. The increase in yield from the cap contracts in a rising interest rate environment may be used to raise credited rates, thereby increasing the Company's competitiveness and reducing the policyholder's incentive to surrender. The Company entered into these interest rate caps during 2006 and 2007. As of December 31, 2011 and 2010 interest rate caps had a notional value of $54,077,000, a fair value of $4,596 and $84,000, respectively, and a carrying value of $4,596 and $84,000, respectively. For the years ended December 31, 2011 and 2010 there were no realized gains and losses on interest rate caps. For the year ended December 31, 2009 derivative contracts in this strategy reported losses of $(230,000) in realized capital gains and losses.

CREDIT DEFAULT SWAPS: The Company enters into swap agreements in which the Company reduces or assumes credit exposure from an individual entity, referenced index or asset pool. As of December 31, 2011 and 2010 credit default swaps, excluding swaps in offsetting relationships, had a notional value of $274,554,456 and $378,214,000, respectively, a fair value of $3,715,157 and
$(1,725,000), respectively, and a carrying value of $3,715,157 and $(1,725,000), respectively. For the years ended December 31, 2011, 2010 and 2009 credit default swaps reported gains of $737,608, $1,329,000 and $802,000, respectively, in realized capital gains and losses. In addition, the Company may enter into credit default swaps to terminate existing swaps in hedging relationships, thereby offsetting the changes in value of the original swap. As of December 31, 2011 and 2010 credit default swaps in offsetting relationships had a notional value of $574,371,572 and $589,715,000, respectively, a fair value of $(5,046,916) and $(4,120,000), respectively, and a carrying value of $(5,046,916) and $(4,120,000), respectively. For the years ended December 31, 2011, 2010 and 2009 credit default swaps in offsetting relationships reported losses of $(265,240), $(4,000) and a gain of $3,000, respectively, in realized capital gains and losses.

FOREIGN CURRENCY SWAPS: The Company enters into foreign currency swaps to hedge the foreign currency exposures in certain of its foreign fixed maturity investments. As of December 31, 2011, and 2010 foreign currency swaps had a notional value of $50,000,000, a fair value of $(7,205,145), and $(8,568,000), respectively, and a carrying value of $(7,205,145) and $(8,568,000), respectively. For the year ended December 31, 2011 there were no realized gains and losses on foreign currency swaps. For the years ended December 31, 2010 and 2009 derivative contracts in this strategy reported a loss of $(993,000), and a gain of $1,349,000, respectively, in realized capital gains and losses.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB") HEDGING DERIVATIVES: The Company enters into interest rate, S&P 500 and NASDAQ index futures contracts and S&P 500 put and call options, as well as interest rate, S&P, equity volatility, dividend, and total return Europe, Australasia, and Far East ("EAFE") swap contracts to hedge exposure to the volatility associated with a portion of the GMWB liabilities which are not reinsured. The Company has also entered into a customized swap contract to hedge certain risk components for the remaining term of certain blocks of non-reinsured GMWB riders. As of December 31, 2011 and 2010 derivative contracts in this strategy had a notional value of $11,173,683,273 and $11,930,602,000, respectively, a fair value of $729,863,889 and $384,420,000, respectively, and a carrying value of $729,863,889 and $384,420,000, respectively. For the years ended December 31, 2011, 2010 and 2009 derivative contracts in this strategy reported losses of $(162,431,340), $(144,744,000), and gains of $75,643,000, respectively, in realized capital gains and losses.

EQUITY INDEX OPTIONS: The Company enters into equity index options to economically hedge the equity risk associated with various equity indexed products. As of December 31, 2011 derivative contracts in this strategy had a notional value of $13,790,326, and a fair value and a carrying value of $568,854. As of December 31, 2010 the Company did not hold any equity indexed options in this strategy. For the year ended December 31, 2011 derivative contracts in this strategy reported a loss of $(66,014) in realized capital gains and losses. For the years ended December 31, 2010 and 2009 there were no realized gains and losses on equity index options.

INTEREST RATE SWAPS AND FUTURES: The Company enters into interest rate swaps and futures to manage duration between assets and liabilities. As of December 31, 2011 derivative contracts in this strategy, excluding contracts in offsetting relationships, had a notional value of $460,645,000, a fair value and a carrying value of $(85,805). As of December 31, 2010 the Company did not have any derivative contracts in this strategy, excluding swaps in offsetting relationships. During 2011, 2010, and 2009 interest rates swaps and futures reported gains of $112,038, $5,772,000, and $103,000, respectively, in realized capital gains and losses. The Company enters into interest rates swaps to terminate existing swaps in hedging relationships, thereby offsetting the changes in value in the original swap. As of December 31, 2011 and 2010 interest rate swaps in offsetting relationships had a notional value of $225,000,000, a fair value of $(16,422,238) and $(16,943,000), respectively, and a carrying value of $(16,422,238) and $(16,943,000), respectively. For the years ended December 31, 2011 and 2009 there were no realized gains and losses on interest rate swaps in offsetting relationships. For the year ended December 31, 2010 interest rate swaps in offsetting relationships reported a gain of $5,822,000 in realized capital gains and losses.

U.S. MACRO HEDGE PROGRAM: The Company purchases equity options and futures to economically hedge the statutory reserve impact of equity risk arising primarily from GMDB and GMWB obligations against a decline in the equity markets. As of December 31, 2011 and 2010 derivative contracts in this strategy had a notional value of $6,819,098,500 and $11,317,517,000, respectively, a fair value of $356,561,449 and $203,468,000, respectively, and a carrying value of $356,561,449 and $203,468,000, respectively. For the years ended December 31, 2011, 2010 and 2009 derivative contracts in this strategy reported losses of $(276,124,822), $(342,821,000), and $(124,164,000), respectively, in realized capital gains and losses.

INTERNATIONAL PROGRAM HEDGING INSTRUMENTS: The Company utilizes equity futures, options and swaps, currency forwards and options to partially hedge against declines in equity markets or changes in foreign currency exchange rates and the resulting statutory surplus and capital impact primarily arising from GMDB, GMIB and GMWB obligations issued in Japan and reinsured by the Company. As of December 31, 2011 and 2010 derivative contracts in international program hedging instruments had a notional value of $17,044,722,591 and $11,955,805,000, respectively, a fair value of $497,931,224 and $231,716,000, respectively, and a carrying value of $497,931,224 and $231,716,000, respectively. For the years ended December 31, 2011, 2010 and 2009 derivative contracts in this strategy reported gains of $326,757,980, and losses of $(171,159,000), and $(78,631,000), respectively, in realized capital gains and losses.

CREDIT RISK ASSUMED THROUGH CREDIT DERIVATIVES

The Company enters into credit default swaps that assume credit risk from a referenced index or asset pool in order to synthetically replicate investment transactions. In addition, the Company may enter into credit default swaps that assume credit risk to terminate existing credit default swaps that reduce credit risk, thereby offsetting the changes in value of the original swap.

The Company will receive periodic payments based on an agreed upon rate and notional amount and will only make a payment if there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less the value of the referenced security issuer's debt obligation. A credit event is generally defined as a default on contractually obligated interest or principal payments or bankruptcy of the referenced entity. The credit default swaps in which the Company assumes credit risk primarily reference investment grade baskets of up to five corporate issuers and diversified portfolios of corporate issuers. The diversified portfolios of corporate issuers are established within sector concentration limits and may be divided into tranches that possess different credit ratings.

The following tables present the notional amount, fair value, carrying value, weighted average years to maturity, underlying referenced credit obligation type and average credit ratings, and offsetting notional amount, fair value and carrying value for credit derivatives in which the Company is assuming credit risk as of December 31:

                            AS OF DECEMBER 31, 2011

                                                                               WEIGHTED
                                                                                AVERAGE
                                   NOTIONAL       FAIR        CARRYING         YEARS TO
(AMOUNTS IN THOUSANDS)            AMOUNT (2)      VALUE        VALUE           MATURITY
-------------------------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
 Investment grade risk
  exposure                         $148,153      $(2,394)     $(2,370)          2 years
 Below investment grade risk
  exposure                           14,313          (36)         (36)          2 years
Basket credit default swaps
 (4)
 Investment grade risk
  exposure                          209,543       (2,110)      (2,110)          5 years
 Investment grade risk
  exposure                           70,000       (6,374)      (6,374)          7 years
Credit linked notes
 Below investment grade risk
  exposure                           50,000       39,875       49,900           6 years
                                   --------      -------      -------           -------
                        TOTAL      $492,009      $28,961      $39,010
                                   --------      -------      -------

                                     UNDERLYING REFERENCED
                                    CREDIT OBLIGATION(S) (1)

                                                       AVERAGE
                                                       CREDIT
(AMOUNTS IN THOUSANDS)              TYPE               RATING
-----------------------------  ----------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
                                     Corporate
 Investment grade risk          Credit/Foreign
  exposure                                Gov.             A-
 Below investment grade risk         Corporate
  exposure                              Credit            BB+
Basket credit default swaps
 (4)                                 Corporate
 Investment grade risk
  exposure                              Credit           BBB+
 Investment grade risk
  exposure                         CMBS Credit             A+
Credit linked notes
 Below investment grade risk         Corporate
  exposure                              Credit            BB+
                               ---------------          -----
                        TOTAL


                                  OFFSETTING       OFFSETTING      OFFSETTING
                                   NOTIONAL           FAIR          CARRYING
(AMOUNTS IN THOUSANDS)            AMOUNT (3)       VALUE (3)       VALUE (3)
-----------------------------  ------------------------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps

 Investment grade risk
  exposure                         $121,253          $(1,644)        $(1,644)
 Below investment grade risk
  exposure                           14,313          (1,252)         (1,252)
Basket credit default swaps
 (4)
 Investment grade risk
  exposure                           78,781             929             929
 Investment grade risk
  exposure                           70,000           6,374           6,374
Credit linked notes
 Below investment grade risk
  exposure                               --              --              --
                                   --------          ------          ------
                        TOTAL      $284,347          $4,407          $4,407
                                   --------          ------          ------

                            AS OF DECEMBER 31, 2010

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                   NOTIONAL        FAIR        CARRYING          YEARS TO
(AMOUNTS IN THOUSANDS)            AMOUNT (2)      VALUE         VALUE            MATURITY
---------------------------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
 Investment grade risk
  exposure                         $142,872         $(380)        $(502)          2 years
 Below investment grade risk
  exposure                           20,866           (42)          (42)          3 years
Basket credit default swaps
 (4)
 Investment grade risk
  exposure                          243,459         2,239         2,239           5 years
 Investment grade risk
  exposure                           70,000        (2,961)       (2,961)          7 years
Credit linked notes
 Below investment grade risk
  exposure                           50,000        43,400        49,880           6 years
                                   --------      --------      --------          --------
                        TOTAL      $527,197       $42,256       $48,614
                                   --------      --------      --------

                                            UNDERLYING REFERENCED
                                          CREDIT OBLIGATION(S) (1)

                                                                  AVERAGE
                                                                  CREDIT
(AMOUNTS IN THOUSANDS)                   TYPE                     RATING
-----------------------------  -----------------------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
 Investment grade risk                        Corporate
  exposure                          Credit/Foreign Gov.                 A-
 Below investment grade risk
  exposure                             Corporate Credit                BB+
Basket credit default swaps
 (4)
 Investment grade risk
  exposure                             Corporate Credit               BBB+
 Investment grade risk
  exposure                                  CMBS Credit                 A+
Credit linked notes
 Below investment grade risk
  exposure                             Corporate Credit                BB+
                               ------------------------          ---------
                        TOTAL


                                  OFFSETTING       OFFSETTING      OFFSETTING
                                   NOTIONAL           FAIR          CARRYING
(AMOUNTS IN THOUSANDS)            AMOUNT (3)       VALUE (3)       VALUE (3)
-----------------------------  ------------------------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
 Investment grade risk
  exposure                         $122,372           $(157)          $(157)
 Below investment grade risk
  exposure                           20,866          (3,077)         (3,077)
Basket credit default swaps
 (4)
 Investment grade risk
  exposure                           78,781          (1,136)         (1,136)
 Investment grade risk
  exposure                           70,000           2,961           2,961
Credit linked notes
 Below investment grade risk
  exposure                               --              --              --
                                   --------          ------          ------
                        TOTAL      $292,019          $(1,409)        $(1,409)
                                   --------          ------          ------

(1) The average credit ratings are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

(2) Notional amount is equal to the maximum potential future loss amount. There is no specific collateral related to these contracts or recourse provisions included in the contracts to offset losses.

(3) The Company has entered into offsetting credit default swaps to terminate certain existing credit default swaps, thereby offsetting the future changes in value of or losses paid related to the original swap.

(4)  Includes $279,543 and $313,459 as of December 31, 2011 and 2010,
     respectively, of standard market indices of diversified portfolios of corporate issuers referenced through credit default swaps. These swaps are subsequently valued based upon the observable standard market index.

CREDIT RISK

The Company's derivative counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness of the counterparty and typically requires credit enhancement/credit risk reducing agreements. The Company minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties rated A or better, which are monitored and evaluated by the Company's risk management team and reviewed by senior management.

The Company has developed credit exposure thresholds which are based upon counterparty ratings. Credit exposures are measured using the market value of the derivatives, resulting in amounts owed to the Company by its counterparties or potential payment obligations from the Company to its counterparties. Credit exposures are generally quantified daily based on the prior business day's market value and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds the contractual thresholds. In accordance with industry standards and the contractual agreements, collateral is typically settled on the next business day. The Company has exposure to credit risk for amounts below the exposure thresholds which are uncollateralized, as well as for market fluctuations that may occur between contractual settlement periods of collateral movements.

Counterparty exposure thresholds are developed for each of the counterparties based upon their ratings. The maximum uncollateralized threshold for a derivative counterparty is $10,000,000. In addition, the compliance unit monitors counterparty credit exposure on a monthly basis to ensure compliance with Company policies and statutory limitations. The Company also maintains a policy of requiring that all derivative contracts, other than exchange traded contracts and certain currency forward contracts, be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

For the years ended December 31, 2011, 2010, and 2009 the Company had no losses on derivative instruments due to counterparty nonperformance.

(F) CONCENTRATION OF CREDIT RISK

The Company aims to maintain a diversified investment portfolio including issuer, sector and geographic stratification, where applicable, and has established certain exposure limits, diversification standards and review procedures to mitigate credit risk. As of December 31, 2011 and 2010, the Company is not exposed to any credit concentration risk of a single issuer, excluding U.S. government and certain U.S. government agencies, wholly owned subsidiaries, and short term investment pool greater than 10% of the Company's capital and surplus.

(G) BONDS, SHORT-TERM INVESTMENTS, COMMON STOCKS AND PREFERRED STOCKS

                                                                  GROSS             GROSS                 ESTIMATED
                                              STATEMENT         UNREALIZED        UNREALIZED                FAIR
                                                VALUE             GAINS             LOSSES                  VALUE
-----------------------------------------------------------------------------------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS
 DECEMBER 31, 2011
U.S. government and government agencies
 and authorities:
 -- Guaranteed and sponsored --                $755,130,295      $104,729,396       $(1,048,670)           $858,811,021
  excluding asset-backed
 -- Guaranteed and sponsored --               1,186,617,224        44,551,484           (66,086)          1,231,102,622
  asset-backed
States, municipalities and political            413,682,584        43,804,332          (954,164)            456,532,752
 subdivisions
International governments                       107,425,052         9,605,312          (393,067)            116,637,297
All other corporate -- excluding              6,131,755,165       687,886,439       (28,337,748)          6,791,303,856
 asset-backed
All other corporate -- asset-backed           1,436,711,752        64,964,862      (107,770,233)          1,393,906,381
Hybrid securities                                66,811,576            44,045       (22,719,973)             44,135,648
Short-term investments                        2,395,806,381                --                --           2,395,806,381
Affiliated bond                               1,296,220,489        68,005,396                --           1,364,225,885
                                          -----------------  ----------------  ----------------       -----------------
  TOTAL BONDS AND SHORT-TERM INVESTMENTS    $13,790,160,518    $1,023,591,266     $(161,289,941)        $14,652,461,843
                                          -----------------  ----------------  ----------------       -----------------

                                                                              GROSS           GROSS                 ESTIMATED
                                                                           UNREALIZED       UNREALIZED                FAIR
                                                             COST             GAINS           LOSSES                  VALUE
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS DECEMBER 31, 2011
Common stocks -- unaffiliated                               $152,370,800     $3,456,202       $(9,800,861)           $146,026,141
Common stocks -- affiliated                                1,025,139,835        667,441      (163,216,084)            862,591,192
                                                       -----------------  -------------  ----------------       -----------------
                                  TOTAL COMMON STOCKS     $1,177,510,635     $4,123,643     $(173,016,945)         $1,008,617,333
                                                       -----------------  -------------  ----------------       -----------------

                                                                                  GROSS            GROSS              ESTIMATED
                                                                STATEMENT       UNREALIZED       UNREALIZED             FAIR
                                                                  VALUE           GAINS            LOSSES               VALUE
---------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCKS DECEMBER 31, 2011
Preferred stocks -- unaffiliated                                 $8,446,226        $ --           $(1,257,001)         $7,189,225
                                                              -------------        ----        --------------       -------------
                                      TOTAL PREFERRED STOCKS     $8,446,226        $ --           $(1,257,001)         $7,189,225
                                                              -------------        ----        --------------       -------------

                                                                           GROSS            GROSS                  ESTIMATED
                                                      STATEMENT         UNREALIZED        UNREALIZED                 FAIR
                                                        VALUE              GAINS            LOSSES                   VALUE
---------------------------------------------------------------------------------------------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS DECEMBER 31,
 2010
U.S. government and government agencies and
authorities:
 -- Guaranteed and sponsored -- exluding                $811,351,000       $2,646,000      $(38,920,000)             $775,077,000
  asset-backed
 -- Guaranteed and sponsored -- asset-backed             842,971,000       19,961,000        (4,249,000)              858,683,000
States, municipalities and political                     184,201,000        1,483,000        (6,939,000)              178,745,000
 subdivisions
International governments                                104,746,000        5,004,000          (546,000)              109,204,000
All other corporate -- excluding asset-backed          4,858,817,000      319,349,000       (39,143,000)            5,139,023,000
All other corporate -- asset-backed                    1,378,583,000       37,862,000       (94,423,000)            1,322,022,000
Hybrid securities                                         91,948,000           63,000       (11,555,000)               80,456,000
Short-term investments                                 1,377,157,000               --                --             1,377,157,000
Affiliated bond                                        1,419,615,000       56,278,000                --             1,475,893,000
                                                 -------------------  ---------------  ----------------       -------------------
         TOTAL BONDS AND SHORT-TERM INVESTMENTS      $11,069,389,000     $442,646,000     $(195,775,000)          $11,316,260,000
                                                 -------------------  ---------------  ----------------       -------------------

                                                                                GROSS           GROSS                ESTIMATED
                                                                             UNREALIZED       UNREALIZED               FAIR
                                                               COST             GAINS           LOSSES                 VALUE
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS DECEMBER 31, 2010
Common stocks -- unaffiliated                                   $5,487,000     $2,105,000           $(2,000)           $7,590,000
Common stocks -- affiliated                                  1,077,880,000             --      (336,069,000)          741,811,000
                                                         -----------------  -------------  ----------------       ---------------
                                    TOTAL COMMON STOCKS     $1,083,367,000     $2,105,000     $(336,071,000)         $749,401,000
                                                         -----------------  -------------  ----------------       ---------------

                                                                                  GROSS            GROSS              ESTIMATED
                                                                STATEMENT       UNREALIZED       UNREALIZED             FAIR
                                                                  VALUE           GAINS            LOSSES               VALUE
---------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCKS DECEMBER 31, 2010
Preferred stocks -- unaffiliated                                 $8,902,000        $ --           $(1,702,000)         $7,200,000
                                                              -------------        ----        --------------       -------------
                                      TOTAL PREFERRED STOCKS     $8,902,000        $ --           $(1,702,000)         $7,200,000
                                                              -------------        ----        --------------       -------------

The statement value and estimated fair value of bonds and short-term investments at December 31, 2011 by expected maturity year are shown below. Expected maturities may differ from contractual maturities due to call or prepayment provisions. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral. Actual prepayment experience may vary from these estimates.

                                               STATEMENT           ESTIMATED
                                                 VALUE            FAIR VALUE
--------------------------------------------------------------------------------
MATURITY
Due in one year or less                        $3,032,142,342     $3,079,727,758
Due after one year through five years           3,016,788,584      3,245,562,366
Due after five years through ten years          3,919,511,930      4,216,289,478
Due after ten years                             3,821,717,662      4,110,882,241
                                           ------------------  -----------------
                                    TOTAL     $13,790,160,518    $14,652,461,843
                                           ------------------  -----------------

At December 31, 2011 and 2010, securities with a statement value of $3,849,385 and $3,821,000, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

(H) MORTGAGE LOANS ON REAL ESTATE

The maximum and minimum lending rates for the Company's new mortgage loans on real estate were 5.20% and 3.44% and 5.36% and 3.50% for loans during 2011 and 2010, respectively. During 2011 and 2010, the Company did not reduce interest rates on any outstanding mortgage loans on real estate. For loans held as of December 31, 2011 and 2010, the highest loan to value percentage of any one loan at the time of loan origination, exclusive of insured, guaranteed, purchase money mortgages or construction loans was 75.47%. There were no taxes, assessments or amounts advanced and not included in the mortgage loan total. As of December 31, 2011 and 2010, the Company did not hold mortgages with interest more than 180 days past due. As of December 31, 2011 and 2010, there were impaired loans with a related allowance for credit losses of $682,306 and $2,560,968 with interest income recognized during the period the loans were impaired of $4,961,927 and $1,593,157, respectively.

(I) RESTRUCTURED DEBT IN WHICH THE COMPANY IS A CREDITOR

The Company did not have investments in restructured loans as of December 31, 2011, 2010 and 2009.

(J) SECURITIES LENDING AND COLLATERAL ARRANGEMENTS

In 2009, the Company participated in a securities lending program to generate additional income, whereby certain domestic fixed income securities were loaned from the Company's investment portfolio to qualifying third parties. Borrowers of these securities provided collateral of 102% of the market value of the loaned securities. Acceptable collateral was in the form of cash or U.S. government securities. The market value of the loaned securities was monitored and additional collateral was obtained if the market value of the collateral fell below 100% of the market value of the loaned securities. Under the terms of the securities lending program, the lending agent indemnified the Company against borrower defaults. The Company earned income from the cash collateral or received a fee from the borrower. The Company recorded before-tax income from securities lending transactions, net of lending fees, of $0, $0 and $1,232,000 for the years ended December 31, 2011, 2010 and 2009, respectively, which was included in net investment income. The Company did not participate in a securities lending program in 2011 and 2010.

The Company also enters into various collateral arrangements in connection with its derivative instruments, which require both the pledging and accepting of collateral. As of December 31, 2011 and 2010, collateral pledged of $369,461,123 and $260,873,830, respectively, was included in bonds, on the Statements of Admitted Assets, Liabilities and Capital and Surplus.

As of December 31, 2011 and 2010, the Company had accepted collateral relating to the derivative instruments consisting of cash, U.S. government and U.S. government agency securities with a statement value of $1,708,566,498 and $840,945,555, respectively. At December 31, 2011 and 2010, cash collateral of $1,488,105,981 and $714,130,990 respectively, was invested and recorded in the Statements of Admitted Assets, Liabilities and Capital and Surplus in bonds and cash and short-term investments with a corresponding amount recorded in collateral on derivatives. The fair value of the cash collateral invested in cash and short-term investments was $1,488,105,981 and $714,130,990 as of December 31, 2011 and 2010, respectively. The Company is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty and none of the collateral has been sold or repledged at December 31, 2011 and 2010. As of December 31, 2011 and 2010, all collateral accepted was held in separate custodial accounts.

(K) SECURITY UNREALIZED LOSS AGING

The Company has a security monitoring process overseen by a committee of investment and accounting professionals that, on a quarterly basis, identifies securities in an unrealized loss position that could potentially be other-than-temporarily impaired. For further discussion regarding the Company's other-than-temporary impairment policy, see Note 2. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence, the Company believes that the prices of the securities in the sectors identified in the tables below were temporarily depressed as of December 31, 2011 and 2010.

The following table presents cost or statement value, fair value, and unrealized losses for the Company's bonds and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011:

                                            LESS THAN 12 MONTHS
                             AMORTIZED          FAIR             UNREALIZED
(AMOUNTS IN THOUSANDS)         COST             VALUE              LOSSES
-------------------------------------------------------------------------------
U.S. gov't and gov't
 agencies &
 authorities
 -- guaranteed &
  sponsored                    $125,903         $124,854            $(1,049)
 -- guaranteed &
  sponsored
 -- asset backed                 36,541           36,477                (64)
States, municipalities
 & political
 subdivisions                    74,804           74,119               (685)
International
 governments                        315              315                 --
All other corporate
 including
 international                  649,737          625,937            (23,800)
All other
 corporate-asset
 backed                         369,249          341,134            (28,115)
Hybrid securities                 2,257            2,200                (57)
                            -----------      -----------          ---------
TOTAL FIXED MATURITIES        1,258,806        1,205,036            (53,770)
Common stock --
 unaffiliated                    62,886           53,088             (9,798)
Common stock --
 affiliated                          --               --                 --
Preferred stock --
 unaffiliated                        --               --                 --
                            -----------      -----------          ---------
TOTAL EQUITY                     62,886           53,088             (9,798)
                            -----------      -----------          ---------
TOTAL SECURITIES             $1,321,692       $1,258,124           $(63,568)
                            -----------      -----------          ---------

                                          12 MONTHS OR MORE
                             AMORTIZED          FAIR          UNREALIZED
(AMOUNTS IN THOUSANDS)         COST             VALUE           LOSSES
----------------------  -------------------------------------------------
U.S. gov't and gov't
 agencies &
 authorities
 -- guaranteed &
  sponsored                        $ --             $ --             $ --
 -- guaranteed &
  sponsored
 -- asset backed                    126              124               (2)
States, municipalities
 & political
 subdivisions                    10,000            9,731             (269)
International
 governments                      5,000            4,607             (393)
All other corporate
 including
 international                   78,131           73,593           (4,538)
All other
 corporate-asset
 backed                         429,162          349,507          (79,655)
Hybrid securities                61,557           38,894          (22,663)
                            -----------      -----------      -----------
TOTAL FIXED MATURITIES          583,976          476,456         (107,520)
Common stock --
 unaffiliated                         3               --               (3)
Common stock --
 affiliated                     931,352          768,136         (163,216)
Preferred stock --
 unaffiliated                     8,248            6,991           (1,257)
                            -----------      -----------      -----------
TOTAL EQUITY                    939,603          775,127         (164,476)
                            -----------      -----------      -----------
TOTAL SECURITIES             $1,523,579       $1,251,583        $(271,996)
                            -----------      -----------      -----------

                                               TOTAL
                             AMORTIZED          FAIR          UNREALIZED
(AMOUNTS IN THOUSANDS)         COST             VALUE           LOSSES
----------------------  ----------------------------------------------------
U.S. gov't and gov't
 agencies &
 authorities
 -- guaranteed &
  sponsored                    $125,903         $124,854         $(1,049)
 -- guaranteed &
  sponsored
 -- asset backed                 36,667           36,601             (66)
States, municipalities
 & political
 subdivisions                    84,804           83,850            (954)
International
 governments                      5,315            4,922            (393)
All other corporate
 including
 international                  727,868          699,530         (28,338)
All other
 corporate-asset
 backed                         798,411          690,641        (107,770)
Hybrid securities                63,814           41,094         (22,720)
                            -----------      -----------      ----------
TOTAL FIXED MATURITIES        1,842,782        1,681,492        (161,290)
Common stock --
 unaffiliated                    62,889           53,088          (9,801)
Common stock --
 affiliated                     931,352          768,136        (163,216)
Preferred stock --
 unaffiliated                     8,248            6,991          (1,257)
                            -----------      -----------      ----------
TOTAL EQUITY                  1,002,489          828,215        (174,274)
                            -----------      -----------      ----------
TOTAL SECURITIES             $2,845,271       $2,509,707       $(335,564)
                            -----------      -----------      ----------

The following discussion refers to the data presented in the table above, excluding affiliated bond and common stock. The Company holds 100% of the common stock of a foreign insurance subsidiary which is stated at GAAP carrying value adjusted for certain items nonadmitted and other adjustments for NAIC SAP rules if applicable. The Company does not have any current plans to dispose of this investment.

As of December 31, 2011, fixed maturities, comprised of approximately 480 securities, accounted for approximately 94% of the Company's total unrealized loss amount. The securities were primarily related to commercial mortgage-backed securities ("CMBS"), and corporate securities primarily within the financial services and industrial sector which have experienced significant price deterioration. As of December 31, 2011, 86% of securities in an unrealized loss position were depressed less than 20% of amortized cost. The decline in unrealized losses during 2011 was primarily attributable to declines in interest rates and, to a lesser extent, credit spread tightening. The Company does not have an intention to sell the securities outlined above and has the intent and ability to hold these securities until values recover. Furthermore, based upon the Company's cash flow modeling and the expected continuation of contractually required principal and interest payments, the Company has deemed these securities to be temporarily impaired as of December 31, 2011.

Most of the securities depressed for twelve months or more relate to structured securities with exposure to commercial and residential real estate, as well as certain floating rate corporate securities or those securities with greater than 10 years to maturity, concentrated in the financial services sector. Current market spreads continue to be significantly wider for structured securities with exposure to commercial and residential real estate, as compared to spreads at the security's respective purchase date, largely due to the economic and market uncertainties regarding future performance of commercial and residential real estate. In addition, the majority of securities have a floating-rate coupon referenced to a market index where rates have declined substantially. The Company neither has an intention to sell nor does it expect to be required to sell the securities outlined above. Furthermore, based upon the Company's cash flow modeling and the expected continuation of contractually required principal and interest payments, the Company has deemed these securities to be temporarily impaired as of December 31, 2011.

The following table presents amortized cost, fair value, and unrealized losses for the Company's bond and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010:

                                         LESS THAN 12 MONTHS
                            AMORTIZED          FAIR           UNREALIZED
(AMOUNTS IN THOUSANDS)         COST           VALUE             LOSSES
--------------------------------------------------------------------------
U.S. gov't and gov't
 agencies &
 authorities
 -- guaranteed &
  sponsored                   $437,967        $399,047            $(38,920)
 -- guaranteed &
  sponsored
 -- asset backed               292,619         288,373              (4,246)
States, municipalities
 & political
 subdivisions                   78,330          76,053              (2,277)
International
 governments                    13,533          13,371                (162)
All other corporate
 including
 international               1,029,469         993,821             (35,648)
All other corporate --
 asset backed                  551,979         489,912             (62,067)
Hybrid securities               11,530          11,410                (120)
                            ----------      ----------          ----------
TOTAL FIXED MATURITIES       2,415,427       2,271,987            (143,440)
Common stock --
 unaffiliated                       --              --                  --
Common stock --
 affiliated                    832,517         634,250            (198,267)
Preferred stock --
 unaffiliated                    8,466           6,764              (1,702)
                            ----------      ----------          ----------
TOTAL EQUITY                   840,983         641,014            (199,969)
                            ----------      ----------          ----------
TOTAL SECURITIES            $3,256,410      $2,913,001           $(343,409)
                            ----------      ----------          ----------

                        LESS THAN 12 MONTHS      12 MONTHS OR MORE
                        UNREALIZED  AMORTIZED            FAIR           UNREALIZED
(AMOUNTS IN THOUSANDS)  LOSSES        COST               VALUE            LOSSES
----------------------  ------------------------------------------------------------
U.S. gov't and gov't
 agencies &
 authorities
 -- guaranteed &
  sponsored                              $ --               $ --                $ --
 -- guaranteed &
  sponsored
 -- asset backed                          196                193                  (3)
States, municipalities
 & political
 subdivisions                          35,000             30,338              (4,662)
International
 governments                            5,000              4,616                (384)
All other corporate
 including
 international                         51,227             47,732              (3,495)
All other corporate --
 asset backed                         246,987            214,631             (32,356)
Hybrid securities                      78,482             67,047             (11,435)
                                    ---------          ---------          ----------
TOTAL FIXED MATURITIES                416,892            364,557             (52,335)
Common stock --
 unaffiliated                               2                 --                  (2)
Common stock --
 affiliated                           245,363            107,561            (137,802)
Preferred stock --
 unaffiliated                              --                 --                  --
                                    ---------          ---------          ----------
TOTAL EQUITY                          245,365            107,561            (137,804)
                                    ---------          ---------          ----------
TOTAL SECURITIES                     $662,257           $472,118           $(190,139)
                                    ---------          ---------          ----------

                        12 MONTHS OR MORE             TOTAL
                        UNREALIZED RTIZED          FAIR             UNREALIZED
(AMOUNTS IN THOUSANDS)  LOSSES     COST           VALUE               LOSSES
----------------------  --------------------------------------------------------------
U.S. gov't and gov't
 agencies &
 authorities
 -- guaranteed &
  sponsored                       $437,967        $399,047            $(38,920)
 -- guaranteed &
  sponsored
 -- asset backed                   292,815         288,566              (4,249)
States, municipalities
 & political
 subdivisions                      113,330         106,391              (6,939)
International
 governments                        18,533          17,987                (546)
All other corporate
 including
 international                   1,080,696       1,041,553             (39,143)
All other corporate --
 asset backed                      798,966         704,543             (94,423)
Hybrid securities                   90,012          78,457             (11,555)
                                ----------      ----------          ----------
TOTAL FIXED MATURITIES           2,832,319       2,636,544            (195,775)
Common stock --
 unaffiliated                            2              --                  (2)
Common stock --
 affiliated                      1,077,880         741,811            (336,069)
Preferred stock --
 unaffiliated                        8,466           6,764              (1,702)
                                ----------      ----------          ----------
TOTAL EQUITY                     1,086,348         748,575            (337,773)
                                ----------      ----------          ----------
TOTAL SECURITIES                $3,918,667      $3,385,119           $(533,548)
                                ----------      ----------          ----------

The following discussion refers to the data presented in the table above, excluding affiliated bond and common stock. The Company holds 100% of the common stock of a foreign insurance subsidiary which is stated at GAAP carrying value adjusted for certain items nonadmitted and other adjustments for NAIC SAP rules if applicable. The Company does not have any current plans to dispose of this investment.

As of December 31, 2010, fixed maturities, comprised of approximately 560 securities, accounted for approximately 99% of the Company's total unrealized loss amount. The securities were primarily related to CMBS and corporate securities primarily within the financial services and industrial sector which have experienced significant price deterioration. As of December 31, 2010, 96% of securities in an unrealized loss position were depressed less than 20% of amortized cost. The decline in unrealized losses during 2010 was primarily attributable to declines in interest rates and, to a lesser extent, credit spread tightening. The Company does not have an intention to sell the securities outlined above and has the intent and ability to hold these securities until values recover. Furthermore, based upon the Company's cash flow modeling and the expected continuation of contractually required principal and interest payments, the Company has deemed these securities to be temporarily impaired as of December 31, 2010.

(L) LOAN-BACKED AND STRUCTURED SECURITIES OTHER-THAN-TEMPORARY IMPAIRMENTS

For the year ended December 31, 2011, the Company recognized losses for other-than-temporary impairments ("OTTI") on loan-backed and structured securities of $7,589,358 due to the intent to sell impaired securities. These securities had an amortized cost prior to recognition of the OTTI and a fair value of $40,176,589 and $32,587,231, respectively. No OTTI was recognized due to an inability or lack of intent to retain an investment in a security for a period of time sufficient to recover the amortized cost basis.

The following table summarizes OTTI for loan-backed securities held as of December 31, 2011 recorded because the present value of estimated cash flows expected to be collected was less than the amortized cost of the securities:

                                            2
                                         BOOK/ADJ
                                         CARRYING
                                          VALUE                     3
                                        AMORTIZED             PRESENT VALUE
                                       COST BEFORE                  OF
               1                      CURRENT PERIOD            PROJECTED
             CUSIP                         OTTI                 CASH FLOWS
--------------------------------------------------------------------------------
  00503N            AB         7         $7,535,388              $1,959,990
  05947U            HT         8          3,987,817               3,981,363
  059497            BW         6          9,725,618               9,468,201
  059500            BK         3            324,723                 301,919
  07383F            YN         2          1,426,119               1,353,732
  07388N            AX         4          8,656,256               6,740,942
  1248MB            AJ         4            999,970                 837,548
  15188R            AB         8            985,186                  77,012
  15188R            AC         6            103,020                  34,782
  173067            AJ         8          1,373,631               1,082,028
  22540V            V3         3          2,653,742               2,644,326
  22541N            VA         4          2,380,022               2,338,979
  22545X            BB         8          2,034,495               1,474,961
  36158Y            BE         8            929,981                 920,612
  361849            N6         5          1,365,928                 690,903
  46625M            CY         3            644,072                 572,349
  46625M            KQ         1          1,741,503               1,562,569
  46625Y            JP         9            787,944                 729,302
  46625Y            WE         9          3,076,000               2,571,757
  55312Y            BD         3          2,224,569               1,767,229


                                                                                   7
                                                                                DATE OF
                                        5                  6                   FINANCIAL
                    4               AMORTIZED             FAIR                 STATEMENT
               RECOGNIZED           COST AFTER          VALUE AT                 WHERE
                  OTTI                 OTTI           TIME OF OTTI             REPORTED
-----------  ---------------------------------------------------------------------------------
  00503N         $(5,575,398)        $1,959,990           $607,018              9/30/2009
  05947U              (6,454)         3,981,363          3,980,969              9/30/2009
  059497            (257,417)         9,468,201          8,381,882              9/30/2009
  059500             (22,804)           301,919            279,440              9/30/2009
  07383F             (72,387)         1,353,732          1,587,169              9/30/2009
  07388N          (1,915,314)         6,740,942          6,301,194              9/30/2009
  1248MB            (162,422)           837,548            393,426              9/30/2009
  15188R            (908,174)            77,012            251,926              9/30/2009
  15188R             (68,238)            34,782            111,797              9/30/2009
  173067            (291,603)         1,082,028          1,532,755              9/30/2009
  22540V              (9,416)         2,644,326          2,502,017              9/30/2009
  22541N             (41,043)         2,338,979          2,347,354              9/30/2009
  22545X            (559,534)         1,474,961          1,358,469              9/30/2009
  36158Y              (9,369)           920,612            866,016              9/30/2009
  361849            (675,025)           690,903            946,149              9/30/2009
  46625M             (71,723)           572,349            526,565              9/30/2009
  46625M            (178,934)         1,562,569          1,521,277              9/30/2009
  46625Y             (58,642)           729,302            741,670              9/30/2009
  46625Y            (504,243)         2,571,757          3,146,164              9/30/2009
  55312Y            (457,340)         1,767,229          1,494,736              9/30/2009

                                          2
                                       BOOK/ADJ
                                       CARRYING
                                        VALUE                     3
                                      AMORTIZED             PRESENT VALUE
                                     COST BEFORE                  OF
              1                     CURRENT PERIOD            PROJECTED
            CUSIP                        OTTI                 CASH FLOWS
------------------------------------------------------------------------------
 75970J           AU         0             10,731                   9,123
 78402K           AA         3            769,074                 135,713
 78402K           AB         1            135,046                  36,892
 92978T           BU         4          5,534,393               3,809,262
 93364L           AD         0          7,945,532               5,903,490
 12669R           AC         1            999,360                 351,328
 23243N           AF         5          8,660,779               4,126,189
 46627Q           BD         9          1,806,424               1,169,582
 75970J           AU         0              7,970                     344
 00503N           AB         7          1,693,311               1,186,748
 46627Q           BD         9          1,160,155               1,142,892
 00503N           AB         7          1,050,813                 497,908
 22541N           NJ         4          5,519,877               4,981,232
 00503N           AB         7            339,385                      --
 46627Q           BD         9          1,113,437               1,052,711
 46625M           CY         3            131,678                 112,628
 83611Y           AD         4          2,291,525               2,256,378
 22540V           V3         3            744,763                 707,340
 36158Y           BE         8            134,272                  76,272
 46625M           CY         3             81,434                  46,372
 46625M           KQ         1            530,791                 475,970
 46627Q           BD         9          1,030,054                 912,949
 46627Q           BD         9            899,658                 823,559
 07383F           MR         6            132,490                 127,782
 173067           GH         6            546,570                 502,821
 22540V           V3         3            302,095                 212,829
 46625M           PS         2          1,058,378                 914,896
 61746W           HJ         2            368,434                 260,421
 949837           AA         6         10,610,884              10,505,147
 94985F           AA         6         11,412,104              11,285,301
                                                                    TOTAL


                                                                              7
                                                                           DATE OF
                                       5                   6              FINANCIAL
                 4                 AMORTIZED              FAIR            STATEMENT
             RECOGNIZED           COST AFTER            VALUE AT            WHERE
                OTTI                 OTTI             TIME OF OTTI         REPORTED
---------  --------------------------------------------------------------------------
 75970J            (1,608)                9,123              1,859          9/30/2009
 78402K          (633,361)              135,713            135,000          9/30/2009
 78402K           (98,154)               36,892             45,000          9/30/2009
 92978T        (1,725,131)            3,809,262          4,213,330          9/30/2009
 93364L        (2,042,042)            5,903,490          2,400,000          9/30/2009
 12669R          (648,032)              351,328            351,285         12/31/2009
 23243N        (4,534,590)            4,126,189          2,820,805         12/31/2009
 46627Q          (636,842)            1,169,582          1,055,039         12/31/2009
 75970J            (7,626)                  344                169         12/31/2009
 00503N          (506,563)            1,186,748            364,211          3/31/2010
 46627Q           (17,263)            1,142,892          1,142,892          3/31/2010
 00503N          (552,905)              497,908            333,860          6/30/2010
 22541N          (538,645)            4,981,232          4,846,253          6/30/2010
 00503N          (339,385)                   --                 --          9/30/2010
 46627Q           (60,726)            1,052,711          1,613,441         12/31/2010
 46625M           (19,050)              112,628             45,254          3/31/2011
 83611Y           (35,147)            2,256,378          1,591,947          3/31/2011
 22540V           (37,423)              707,340            434,108          6/30/2011
 36158Y           (58,000)               76,272             65,215          6/30/2011
 46625M           (35,062)               46,372             27,758          6/30/2011
 46625M           (54,821)              475,970            401,846          6/30/2011
 46627Q          (117,105)              912,949          1,546,254          6/30/2011
 46627Q           (76,099)              823,559            823,398          9/30/2011
 07383F            (4,708)              127,782             70,900         12/31/2011
 173067           (43,749)              502,821            490,578         12/31/2011
 22540V           (89,266)              212,829             53,423         12/31/2011
 46625M          (143,482)              914,896            779,975         12/31/2011
 61746W          (108,013)              260,421            344,430         12/31/2011
 949837          (105,737)           10,505,147          9,985,619         12/31/2011
 94985F          (126,803)           11,285,301         10,809,235         12/31/2011
           --------------       ---------------       ------------       ------------
             $(25,242,818)
           --------------

4. FAIR VALUE MEASUREMENTS

Certain of the following financial instruments are carried at fair value in the Company's financial statements: bonds and stocks, derivatives, and Separate Account assets.

The following section applies the fair value hierarchy and disclosure requirements for the Company's financial instruments that are carried at fair value. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels (Level 1, 2 or 3):

Level 1 Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 securities include open-ended mutual funds reported in General and Separate Account invested assets.
Level 2 Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Most bonds and preferred stocks, including those reported in Separate Account assets, are model priced by vendors using observable inputs and are classified within Level 2.
Level 3 Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Level 3 securities include less liquid securities, and complex derivative securities. Because Level 3 fair values, by their nature, contain one or more significant unobservable inputs as there is little or no observable market for these assets and liabilities, considerable judgment is used to determine Level 3 fair values. Level 3 fair values represent the Company's best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2011 and 2010. In most cases, both observable (e.g., changes in interest rates) and unobservable (e.g., changes in risk assumptions) inputs are used in the determination of fair values that the Company has classified within Level 3. Consequently, these values and the related gains and losses are based upon both observable and unobservable inputs. The Company's bonds included in Level 3 are classified as such because these securities are primarily priced by independent brokers and/or within illiquid markets.

These disclosures provide information as to the extent to which the Company uses fair value to measure financial instruments and information about the inputs used to value those financial instruments to allow users to assess the relative reliability of the measurements. The following tables present assets and (liabilities) carried at fair value by hierarchy level as of December 31:

                                                            QUOTED PRICES IDECEMBER 31, 2011
                                                             ACTIVE MARKETS             SIGNIFICANT              SIGNIFICANT
                                                              FOR IDENTICAL              OBSERVABLE              UNOBSERVABLE
                                                                 ASSETS                    INPUTS                   INPUTS
(AMOUNTS IN THOUSANDS)                     TOTAL                (LEVEL 1)                (LEVEL 2)                (LEVEL 3)
---------------------------------------------------------------------------------------------------------------------------------
Assets accounted for at fair value
All other corporate -- asset-backed           $2,468                   $ --                    $ --                    $2,468
Common stocks                                146,960                146,956                      --                         4
                                       -------------          -------------              ----------              ------------
               TOTAL BONDS AND STOCKS        149,428                146,956                      --                     2,472
Derivative assets
 Credit derivatives                           (1,587)                    --                  (1,075)                     (512)
 Equity derivatives                              569                     --                      --                       569
 Foreign exchange derivatives                   (234)                    --                    (234)                       --
 Interest rate derivatives                    19,681                     --                  19,676                         5
 GMWB hedging instruments                    729,864                     --                  43,792                   686,072
 US macro hedge program                      356,561                     --                      --                   356,561
 International program hedging
  instruments                                497,931                     --                 518,083                   (20,152)
                                       -------------          -------------              ----------              ------------
              TOTAL DERIVATIVE ASSETS      1,602,785                     --                 580,242                 1,022,543
Separate Account assets (1)               48,234,930             48,234,930                      --                        --
                                       -------------          -------------              ----------              ------------
   TOTAL ASSETS ACCOUNTED FOR AT FAIR
                                VALUE    $49,987,143            $48,381,886                $580,242                $1,025,015
                                       -------------          -------------              ----------              ------------
Liabilities accounted for at fair
 value
Derivative liabilities
 Interest rate derivatives                  $(36,184)                  $ --                $(36,184)                     $ --
                                       -------------          -------------              ----------              ------------
   TOTAL LIABILITIES ACCOUNTED FOR AT
                           FAIR VALUE       $(36,184)                  $ --                $(36,184)                     $ --
                                       -------------          -------------              ----------              ------------

(1) Excludes approximately $20.1 million of investment sales receivable net of investment purchases payable that are not subject to SSAP No. 100 (Fair Value Measurements).

                                                            QUOTED PRICES IDECEMBER 31, 2010
                                                             ACTIVE MARKETS                                       SIGNIFICANT
                                                              FOR IDENTICAL              SIGNIFICANT              UNOBSERVABLE
                                                                 ASSETS               OBSERVABLE INPUTS              INPUTS
(AMOUNTS IN THOUSANDS)                     TOTAL                (LEVEL 1)                 (LEVEL 2)                (LEVEL 3)
---------------------------------------------------------------------------------------------------------------------------------
Assets accounted for at fair value
All other corporate -- asset-backed             $644                   $ --                     $ --                     $644
Common stocks                                  7,589                  7,585                       --                        4
                                       -------------          -------------               ----------               ----------
               TOTAL BONDS AND STOCKS          8,233                  7,585                       --                      648
Derivative assets
 Credit derivatives                           (6,867)                    --                   (6,832)                     (35)
 Foreign exchange derivatives                 78,416                     --                   78,416                       --
 Interest rate derivatives                   (11,257)                    --                  (11,342)                      85
 GMWB hedging instruments                    442,919                     --                  (37,116)                 480,035
 US macro hedge program                      203,468                     --                       --                  203,468
 International program hedging
  instruments                                159,183                     --                  154,640                    4,543
                                       -------------          -------------               ----------               ----------
              TOTAL DERIVATIVE ASSETS        865,862                     --                  177,766                  688,096
Separate Account assets (1)               58,399,199             58,399,199
                                       -------------          -------------
   TOTAL ASSETS ACCOUNTED FOR AT FAIR
                                VALUE    $59,273,294            $58,406,784                 $177,766                 $688,744
                                       -------------          -------------               ----------               ----------
Liabilities accounted for at fair
 value
Derivative liabilities
 Credit derivatives                           $1,365                   $ --                     $129                   $1,236
 Foreign exchange derivatives                 (5,727)                    --                   (5,727)                      --
 Interest rate derivatives                    (5,602)                    --                   (5,602)                      --
 GMWB hedging instruments                    (58,499)                    --                  (81,298)                  22,799
                                       -------------          -------------               ----------               ----------
   TOTAL LIABILITIES ACCOUNTED FOR AT
                           FAIR VALUE       $(68,463)                  $ --                 $(92,498)                 $24,035
                                       -------------          -------------               ----------               ----------

(1) Excludes approximately $20.8 million of investment sales receivable net of investment purchases payable that are not subject to SSAP No. 100.

DETERMINATION OF FAIR VALUES

The valuation methodologies used to determine the fair values of assets and liabilities under the "exit price" notion reflect market-participant objectives and are based on the application of the fair value hierarchy that prioritizes relevant observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices where available and where prices represent reasonable estimates of fair values. The Company also determines fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above tables.

The fair valuation process is monitored by the Valuation Committee, which is a cross-functional group of senior management within HIMCO that meets at least quarterly. The Valuation Committee is co-chaired by the Heads of Investment Operations and Accounting and has representation from various investment sector professionals, accounting, operations, legal, compliance and risk management. The purpose of the committee is to oversee the pricing policy and procedures by ensuring objective and reliable valuation practices and pricing of financial instruments, as well as addressing fair valuation issues and approving changes to valuation methodologies and pricing sources. There is also a Fair Value Working Group ("Working Group") which includes the Heads of Investment Operations and Accounting, as well as other investment, operations, accounting and risk management professionals that meet monthly to review market data trends, pricing statistics and results, and any proposed pricing methodology changes described in more detail in the following paragraphs.

Bonds and Stocks

The fair values of bonds and stocks in an active and orderly market (e.g. not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Based on the typical trading volumes and the lack of quoted market prices for bonds, third-party pricing services will normally derive the security prices from recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the third-party pricing services and independent brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of certain asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates.

Prices from third-party pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data. Additionally, the majority of these independent broker quotations are non-binding.

A pricing matrix is used to price private placement securities for which the Company is unable to obtain a price from a third-party pricing service by discounting the expected future cash flows from the security by a developed market discount rate utilizing current credit spreads. Credit spreads are developed each month using market based data for public securities adjusted for credit spread differentials between public and private securities which are obtained from a survey of multiple private placement brokers. The appropriate credit spreads determined through this survey approach are based upon the issuer's financial strength and term to maturity, utilizing an independent public security index and trade information and adjusting for the non-public nature of the securities.

The Working Group performs ongoing analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. As a part of this analysis, the Company considers trading volume, new issuance activity and other factors to determine whether the market activity is significantly different than normal activity in an active market, and if so, whether transactions may not be orderly considering the weight of available evidence. If the available evidence indicates that pricing is based upon transactions that are stale or not orderly, the Company places little, if any, weight on the transaction price and will estimate fair value utilizing an internal pricing model. In addition, the Company ensures that prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models developed based on spreads, and when available, market indices. As a result of this analysis, if the Company determines that there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly and approved by the Valuation Committee. The Company's internal pricing model utilizes the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the model include, but are not limited to, current market inputs, such as credit loss assumptions, estimated prepayment speeds and market risk premiums.

The Company conducts other specific activities to monitor controls around pricing. Daily analyses identify price changes over 3-5%, sale trade prices that differ over 3% from the prior day's price and purchase trade prices that differ more than 3% from the current day's price. Weekly analyses identify prices that differ more than 5% from published bond prices of a corporate bond index. Monthly analyses identify price changes over 3%, prices that haven't changed and missing prices. Analyses are conducted by a dedicated pricing unit who follows up with trading and investment sector professionals and challenges prices with vendors when the estimated assumptions used differs from what the Company feels a market participant would use. Any changes from the identified pricing source are verified by further confirmation of assumptions used. In addition, the controls surrounding methodologies used by the third-parties are verified using a report of an independent accountant provided by the third-parties or, if unavailable, through on-site walk-throughs. Examples of other procedures performed include, but are not limited to, initial and ongoing review of third-party pricing services' methodologies, review of pricing statistics and trends and back testing recent trades. For a sample of structured securities, a comparison of the vendor's assumptions to our internal econometric models is also performed; any differences are challenged in accordance with the process described above.

The Company has analyzed the third-party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Most prices provided by third-party pricing services are classified into Level 2 because the inputs used in pricing the securities are market observable. Due to a general lack of transparency in the process that brokers use to develop prices, most valuations that are based on brokers' prices are classified as Level 3. Some valuations may be classified as Level 2 if the price can be corroborated with observable market data.

DERIVATIVE INSTRUMENTS

Derivative instruments are fair valued using pricing valuation models that utilize independent market data inputs, quoted market prices for exchange-traded derivatives, or independent broker quotations. As of December 31, 2011, 99% of derivatives, based upon notional values, were priced by valuation models or quoted market prices. The remaining derivatives were priced by broker quotations. The Company performs monthly analyses of derivative valuations which include both quantitative and qualitative analysis. Examples of procedures performed include, but are not limited to, review of pricing statistics and trends, back testing recent trades, analyzing the impacts of changes in the market environment, and review of changes in market value for each derivative including those derivatives priced by brokers.

Derivative instruments are fair valued using pricing valuation models that utilize independent market data inputs, quoted market prices for exchange-traded derivatives, or independent broker quotations. Excluding embedded and reinsurance related derivatives, as of December 31, 2011 and 2010 98% and 97% of derivatives, respectively, based upon notional values, were priced by valuation models or quoted market prices. The remaining derivatives were priced by broker quotations.

The Company performs various controls on derivative valuations which include both quantitative and qualitative analysis. Analyses are conducted by a dedicated derivative pricing team that works directly with investment sector professionals to analyze impacts of changes in the market environment and investigate variances. There is a monthly analysis to identify market value changes greater than pre-defined thresholds, stale prices, missing prices and zero prices. Also on a monthly basis, a second source validation, typically to broker quotations, is performed for certain of the more complex derivatives, as well as for all new deals during the month. A model validation review is performed on any new models, which typically includes detailed documentation and validation to a second source. The model validation documentation and results of validation are presented to the Valuation Committee for approval. There is a monthly control to review changes in pricing sources to ensure that new models are not moved to production until formally approved.

VALUATION TECHNIQUES AND INPUTS FOR INVESTMENTS

Generally, the Company determines the estimated fair values of its bonds and stocks using the market approach. The income approach is used for securities priced using a pricing matrix, as well as for derivative instruments. For Level 1 investments, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date.

For most of the Company's debt securities, the following inputs are typically used in the Company's pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. Inputs also include issuer spreads, which may consider credit default swaps. Derivative instruments are valued using mid-market inputs that are predominantly observable in the market.

A description of additional inputs used in the Company's Level 2 and Level 3 measurements are listed below:

Level 2 The fair values of most of the Company's Level 2 investments are determined by management after considering prices received from third party pricing services. These investments include most bonds and preferred stocks.

       - ASSET-BACKED SECURITIES -- Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and credit default swap indices.

       - CREDIT DERIVATIVES -- Significant inputs primarily include the swap yield curve and credit curves.

       - FOREIGN EXCHANGE DERIVATIVES -- Significant inputs primarily include the swap yield curve, currency spot and forward rates, and cross currency basis curves.

       - INTEREST RATE DERIVATIVES -- Significant input is primarily the swap yield curve.

Level 3 Most of the Company's securities classified as Level 3 are valued based on brokers' prices. This includes less liquid securities such as lower quality ABS, CMBS, commercial real estate ("CRE") CDOs and RMBS primarily backed by below-prime loans. Primary inputs for these structured securities are consistent with the typical inputs used in Level 2 measurements noted above, but are Level 3 due to their illiquid markets. Also included in Level 3 are certain derivative instruments that either have significant unobservable inputs or are valued based on broker quotations. Significant inputs for these derivative contracts primarily include the typical inputs used in the Level 1 and Level 2 measurements noted above, but also may include the following:

       - CREDIT DERIVATIVES -- Significant unobservable inputs may include credit correlation and swap yield curve and credit curve extrapolation beyond observable limits.

       - EQUITY DERIVATIVES -- Significant unobservable inputs may include equity volatility.

       - INTEREST RATE CONTRACTS -- Significant unobservable inputs may include swap yield curve extrapolation beyond observable limits and interest rate volatility.

SEPARATE ACCOUNT ASSETS

Separate Account assets are primarily invested in mutual funds but also have investments in bonds and stocks. Separate Account investments are valued in the same manner, and using the same pricing sources and inputs, as the bonds and stocks of the Company.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

The tables below provides a roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010:

                                                         TOTAL
                                                  REALIZED/UNREALIZED
                                                    GAINS (LOSSES)
                            FAIR VALUE               INCLUDED IN:
                          AS OF JAN. 1,           NET
(AMOUNTS IN THOUSANDS)         2011           INCOME (1)           SURPLUS
--------------------------------------------------------------------------------
ASSET (LIABILITY)
Assets
All other corporate              $ --             $(12)                 $14
All other corporate --
 asset-backed                     644              (35)              (1,472)
All other --
 asset-backed                      --               --                   --
Preferred stocks                   --             (241)                   8
Common stocks                       4               --                   --
                             --------            -----            ---------
TOTAL BONDS AND STOCKS           $648            $(288)             $(1,450)
Derivatives
 Credit derivatives            $1,201             $ --                 $475
 Equity derivatives                --               --                 (114)
 Interest rate
  derivatives                      85               --                  (80)
 GMWB hedging
  instruments                 502,834               --              179,416
 US macro hedge
  program                     203,468               --             (128,357)
 International program
  hedging                       4,543               --               (2,917)
                             --------            -----            ---------
TOTAL DERIVATIVES (3)        $712,131             $ --              $48,423
                             --------            -----            ---------


(AMOUNTS IN THOUSANDS)      PURCHASES           SALES         SETTLEMENTS
----------------------  -----------------------------------------------------
ASSET (LIABILITY)
Assets
All other corporate              $ --            $(2)               $ --
All other corporate --
 asset-backed                  14,500             --                 (59)
All other --
 asset-backed                      --             --                  --
Preferred stocks                   --             --                  --
Common stocks                      --             --                  --
                             --------            ---            --------
TOTAL BONDS AND STOCKS        $14,500            $(2)               $(59)
Derivatives
                                                   $
 Credit derivatives             $(945)            --             $(1,243)
 Equity derivatives               683             --                  --
 Interest rate
  derivatives                      --             --                  --
 GMWB hedging
  instruments                  22,530             --             (18,708)
 US macro hedge
  program                     346,500             --             (65,050)
 International program
  hedging                     (21,778)            --                  --
                             --------            ---            --------
                                                   $
TOTAL DERIVATIVES (3)        $346,990             --            $(85,001)
                             --------            ---            --------


                            TRANSFERS          TRANSFERS           FAIR VALUE
                              INTO               OUT OF               AS OF
(AMOUNTS IN THOUSANDS)     LEVEL 3 (2)        LEVEL 3 (2)         DEC. 31, 2011
----------------------  ----------------------------------------------------------
ASSET (LIABILITY)
Assets
All other corporate             $ --                $ --                 $ --
All other corporate --
 asset-backed                  7,050             (18,160)               2,468
All other --
 asset-backed                 21,466             (21,466)                  --
Preferred stocks                 233                  --                   --
Common stocks                     --                  --                    4
                             -------            --------            ---------
TOTAL BONDS AND STOCKS       $28,749            $(39,626)              $2,472
Derivatives

 Credit derivatives             $ --                $ --                $(512)
 Equity derivatives               --                  --                  569
 Interest rate
  derivatives                     --                  --                    5
 GMWB hedging
  instruments                     --                  --              686,072
 US macro hedge
  program                         --                  --              356,561
 International program
  hedging                         --                  --              (20,152)
                             -------            --------            ---------

TOTAL DERIVATIVES (3)           $ --                $ --            $1,022,543
                             -------            --------            ---------

(1) All amounts in this column are reported in net realized capital gains (losses). All amounts are before income taxes.

(2) Transfers in and/or (out) of Level 3 are primarily attributable to changes in the availability of market observable information.

(3) Derivative instruments are reported in this table on a net basis for asset/(liability) positions.

                                                        TOTAL
                                                 REALIZED/UNREALIZED
                                                   GAINS (LOSSES)
                            FAIR VALUE              INCLUDED IN:
                          AS OF JAN. 1,          NET
(AMOUNTS IN THOUSANDS)         2010          INCOME (1)          SURPLUS
------------------------------------------------------------------------------
ASSET (LIABILITY)
Assets
All other corporate --
 asset-backed                    $223            $(9)               $(341)
Preferred stocks                  405             --                   --
Common stocks                       4             --                   --
                             --------            ---            ---------
TOTAL BONDS AND STOCKS           $632            $(9)               $(341)
Derivatives
 Credit derivatives                --             --                1,079
 Interest rate
  derivatives                     688             --                 (603)
 GMWB hedging
  instruments                 140,611             --             (102,205)
 US macro hedge
  program                     173,970             --             (230,361)
 International program
  hedging instruments          11,564             --              (29,953)
                             --------            ---            ---------
                                                   $
TOTAL DERIVATIVES (3)        $326,833             --            $(362,043)
                             --------            ---            ---------


                            PURCHASES,        TRANSFERS        TRANSFERS         FAIR VALUE
                            SALES, AND           INTO           OUT OF             AS OF
(AMOUNTS IN THOUSANDS)     SETTLEMENTS       LEVEL 3 (2)      LEVEL 3 (2)      DEC. 31, 2010
----------------------  -----------------------------------------------------------------------
ASSET (LIABILITY)
Assets
All other corporate --
 asset-backed                    $408            $381             $(18)               $644
Preferred stocks                 (162)             --             (243)                 --
Common stocks                      --              --               --                   4
                             --------            ----            -----            --------
TOTAL BONDS AND STOCKS           $246            $381            $(261)               $648
Derivatives
 Credit derivatives               122              --               --               1,201
 Interest rate
  derivatives                      --              --               --                  85
 GMWB hedging
  instruments                $464,428              --               --             502,834
 US macro hedge
  program                     259,859              --               --             203,468
 International program
  hedging instruments          22,932              --               --               4,543
                             --------            ----            -----            --------

TOTAL DERIVATIVES (3)        $747,341            $ --             $ --            $712,131
                             --------            ----            -----            --------

(1) All amounts in this column are reported in net realized capital gains (losses). All amounts are before income taxes.

(2) Transfers in and/or (out) of Level 3 are primarily attributable to changes in the availability of market observable information.

(3) Derivative instruments are reported in this table on a net basis for asset/(liability) positions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or fair value. The following table presents carrying amounts and fair values of the Company's financial instruments subject to fair value disclosures as of December 31:

                                                              2011                                      2010
                                                 STATEMENT            ESTIMATED            STATEMENT            ESTIMATED
(AMOUNTS IN THOUSANDS)                             VALUE              FAIR VALUE             VALUE              FAIR VALUE
---------------------------------------------------------------------------------------------------------------------------------
Admitted Assets
 Bonds and short-term investments                 $13,790,161          $14,652,462          $11,069,389          $11,316,260
 Preferred stocks                                       8,446                7,189                8,902                7,200
 Common stocks -- unaffiliated                        146,026              146,026                7,590                7,590
 Mortgage loans -- affiliated                         862,591              862,591              741,811              741,811
 Mortgage loans on real estate                        660,905              687,446              436,752              446,075
 Derivative related assets (1)                      1,602,785            1,596,069              865,862              870,447
 Contract loans                                       370,655              442,771              364,509              360,979
 Separate Account assets (2)                       48,234,930           48,234,930           58,399,199           58,399,199
Liabilities
 Liability for deposit-type contracts                $(65,825)            $(65,825)            $(67,566)            $(67,566)
 Derivative related liabilities (1)                   (36,184)             (36,184)             (68,463)             (68,463)
 Separate Account liabilities (2)                 (48,234,930)         (48,234,930)         (58,399,199)         (58,399,199)

(1) Includes derivatives held for other investment and/or risk management activities as of December 31, 2011 and 2010, with a fair value asset position of $1,608,775 and $856,795, respectively, and a liability position of $(36,184) and $(68,463), respectively. Excludes derivative contracts that receive hedge accounting and have a $0 statement value at December 31, 2011 and 2010. These derivatives are not reported on the Statements of Admitted Assets, Liabilities and Capital and Surplus pages and have fair values as of December 31, 2011 and 2010, of $207,685 and $186,947,
     respectively.

(2) Excludes approximately $20.1 million and $20.8 million, respectively at December 31, 2011 and 2010 of investment sales receivable net of investment purchases payable that are not subject to SSAP No. 100.

The valuation methodologies used to determine the fair values of bonds, stocks and derivatives are described in the above Fair Value Measurements section of this note.

The amortized cost of short-term investments approximates fair value.

Fair values for mortgage loans on real estate were estimated using discounted cash flow calculations based on current lending rates for similar type loans. Current lending rates reflect changes in credit spreads and the remaining terms of the loans.

The carrying amounts of the liability for deposit-type contracts and Separate Account liabilities approximate their fair values.

Fair values for contract loans were estimated using discounted cash flow calculations using current interest rates.

At December 31, 2011 and 2010, the Company had no investments where it is not practicable to estimate fair value.

5. INCOME TAXES

A. The components of the net deferred tax asset/(deferred tax liability) ("DTA"/("DTL)") at period end and the change in those components are as follows:
Paragraph ("Para.") references refer to SSAP No. 10R .

                                                                      2011
                                          ORDINARY                  CAPITAL                 TOTAL
------------------------------------------------------------------------------------------------------------
Gross DTA                                   $1,573,302,985         $177,028,688          $1,750,331,673
Statutory valuation allowance                           --                   --                      --
                                          ----------------       --------------       -----------------
Adjusted gross DTA                           1,573,302,985          177,028,688           1,750,331,673
Gross DTL                                     (722,553,499)                  --            (722,553,499)
                                          ----------------       --------------       -----------------
Net DTA/(DTL) before admissibility test        850,749,486          177,028,688           1,027,778,174
Nonadmitted DTA                                326,583,260          171,377,688             497,960,948
                                          ----------------       --------------       -----------------
Net admitted DTA/(DTL)                        $524,166,226           $5,651,000            $529,817,226
                                          ================       ==============       =================

                                                                     2011
                                              ORDINARY             CAPITAL               TOTAL
----------------------------------------------------------------------------------------------------
Admission calculation components
 para.10.a., 10.b. and 10.c. :
 (a) Admitted pursuant to para. 10.a.
  carryback period                                    $ --               $ --                   $ --
 (b) Admitted pursuant to para. 10.b.
  (lesser of i. or ii.)                        347,560,484          5,651,000            353,211,484
 (c) Para. 10.b.i. DTA's realized within
  one year                                     685,139,000          5,651,000            690,790,000
 (d) Para. 10.b.ii. 10% surplus
  limitation                                           XXX                XXX            353,211,484
 (e) Admitted pursuant to para. 10.c.
  offset against DTLs                          722,553,499                 --            722,553,499
                                          ----------------       ------------       ----------------
 (f) Total admission per Para. 10.a.,
  10.b. and 10.c.                           $1,070,113,983         $5,651,000         $1,075,764,983
                                          ----------------       ------------       ----------------
Admission calculation components
 para.10.e. :
 (g) Para. 10.e.i. additional carryback
  period                                              $ --               $ --                   $ --
 (h) Additional admitted pursuant to
  para. 10.e.ii. (lesser of a. or b.)          176,605,742                 --            176,605,742
 (i) Para. 10.e.ii.a. additional DTA's
  realized within three years                  391,671,516                 --            391,671,516
 (j) Para. 10.e.ii.b. additional surplus
  limitation                                           XXX                XXX            176,605,742
 (k) Additional admitted pursuant to
  para. 10.e.iii. offset against DTL's                  --                 --                     --
                                          ----------------       ------------       ----------------
 (l) Total admission per Para. 10.e.          $176,605,742               $ --           $176,605,742
                                          ----------------       ------------       ----------------
Used in para. 10.d.:
 (m) Total adjusted capital                            XXX                XXX         $3,934,408,488
 (n) Authorized control level                          XXX                XXX            182,378,317

                                                                  2011
                                            ORDINARY             CAPITAL              TOTAL
                                             PERCENT             PERCENT             PERCENT
-----------------------------------------------------------------------------------------------
Impact of tax planning strategies:
 (a) Adjusted gross DTAs (% of total
  adjusted gross DTAs)                           0%                  0%                  0%
 (b) Net admitted adjusted gross DTAs (%
  of total net admitted adjusted gross
  DTAs)                                         18%                  1%                 19%

                                                                    2011
                                             ORDINARY            CAPITAL                TOTAL
---------------------------------------------------------------------------------------------------
SSAP 10R, Para. 10.a, 10.b, and 10.c.:
 (a) Admitted DTA                           $347,560,484         $5,651,000            $353,211,484
 (b) Admitted assets                                 XXX                XXX          67,581,371,975
 (c) Adjusted statutory surplus*                     XXX                XXX           3,532,114,838
 (d) Total adjusted capital from DTAs                XXX                XXX             353,211,484
Increases due to SSAP No. 10R, Para.
 10.e.:
 (e) Admitted deferred tax assets           $176,605,742               $ --            $176,605,742
 (f) Admitted assets                                 XXX                XXX             176,605,742
 (g) Statutory surplus                               XXX                XXX             176,605,742

* As reported on the statutory balance sheet for the most recently filed statement with the domiciliary state commissioner adjusted in accordance with SSAP No. 10R, para. 10.b.ii.

X  XX represents not applicable amounts.

                                                        2010
                                   ORDINARY           CAPITAL             TOTAL
----------------------------------------------------------------------------------------
Gross DTA                       $1,123,942,019      $156,548,674      $1,280,490,693
Statutory valuation allowance               --                --                  --
                                --------------      ------------      --------------
Adjusted gross DTA               1,123,942,019       156,548,674       1,280,490,693
Gross DTL                         (465,290,272)               --        (465,290,272)
                                --------------      ------------      --------------
Net DTA/(DTL) before               658,651,747       156,548,674         815,200,421
 admissibility test
Nonadmitted DTA                    124,457,573       146,329,674         270,787,247
                                --------------      ------------      --------------
Net admitted DTA/(DTL)            $534,194,174       $10,219,000        $544,413,174
                                --------------      ------------      --------------

                                                                2010
                                            ORDINARY          CAPITAL            TOTAL
------------------------------------------------------------------------------------------
Admission calculation components
 para.10.a., 10.b. and 10.c. :
 (a) Admitted pursuant to para. 10.a.
  carryback period                                $ --             $ --               $ --
 (b) Admitted pursuant to para. 10.b.
  (lesser of i. or ii.)                    352,723,116       10,219,000        362,942,116
 (c) Para. 10.b.i. DTA's realized within
  one year                                 397,800,000       10,219,000        408,019,000
 (d) Para. 10.b.ii. 10% surplus
  limitation                                       XXX              XXX        362,942,116
 (e) Admitted pursuant to para. 10.c.
  offset against DTLs                      465,290,272               --        465,290,272
                                          ------------      -----------       ------------
 (f) Total admission per Para. 10.a.,
  10.b. and 10.c.                         $818,013,388      $10,219,000       $828,232,388
                                          ------------      -----------       ------------
Admission calculation components
 para.10.e. :
 (g) Para. 10.e.i. additional carryback
  period                                          $ --             $ --               $ --
 (h) Additional admitted pursuant to
  para. 10.e.ii. (lesser of a. or b.)      181,471,058               --        181,471,058
 (i) Para. 10.e.ii.a. additional DTA's
  realized within three years              238,954,884               --        238,954,884
 (j) Para. 10.e.ii.b. additional surplus
  limitation                                       XXX              XXX        181,471,058
 (k) Additional admitted pursuant to
  para. 10.e.iii. offset against DTL's              --               --                 --
                                          ------------      -----------       ------------
 (l) Total admission per Para. 10.e.      $181,471,058             $ --       $181,471,058
                                          ------------      -----------       ------------
Used in para. 10.d.:
 (m) Total adjusted capital                        XXX              XXX       $3,898,065,927
 (n) Authorized control level                      XXX              XXX        164,366,052

                                                                2010
                                            ORDINARY          CAPITAL            TOTAL
                                            PERCENT           PERCENT           PERCENT
------------------------------------------------------------------------------------------
Impact of tax planning strategies:
 (a) Adjusted gross DTAs (% of total
  adjusted gross DTAs)                           0  %              0  %              0  %
 (b) Net admitted adjusted gross DTAs (%
  of total net admitted adjusted gross
  DTAs)                                         12  %              2  %             14  %

                                                           2010
                                   ORDINARY             CAPITAL                TOTAL
------------------------------------------------------------------------------------------
SSAP 10R, Para. 10.a, 10.b,
 and 10.c.:
 (a) Admitted DTA                 $352,723,116         $10,219,000            $362,942,116
 (b) Admitted assets                       XXX                 XXX          73,445,450,162
 (c) Adjusted statutory
  surplus*                                 XXX                 XXX           3,648,611,820
 (d) Total adjusted capital
  from DTAs                                XXX                 XXX             362,942,116
Increases due to SSAP No. 10R,
 Para. 10.e.:
 (e) Admitted deferred tax
  assets                          $181,471,058                $ --            $181,471,058
 (f) Admitted assets                       XXX                 XXX             181,471,058
 (g) Statutory surplus                     XXX                 XXX             181,471,058

* As reported on the statutory balance sheet for the most recently filed statement with the domiciliary state commissioner adjusted in accordance with SSAP No. 10R, para. 10.b.ii.

                                                                                      CHANGE DURING 2011
                                                                      ORDINARY              CAPITAL               TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Gross DTA                                                             $449,360,966         $20,480,014          $469,840,980
Statutory valuation allowance                                                   --                  --                    --
                                                                   ---------------       -------------       ---------------
Adjusted gross DTA                                                     449,360,966          20,480,014           469,840,980
Gross DTL                                                             (257,263,227)                 --          (257,263,227)
                                                                   ---------------       -------------       ---------------
Net DTA before admissibility test                                      192,097,739          20,480,014           212,577,753
Nonadmitted DTA                                                        202,125,687          25,048,014           227,173,701
                                                                   ---------------       -------------       ---------------
Net admitted DTA/(DTL)                                                $(10,027,948)        $(4,568,000)         $(14,595,948)
                                                                   ---------------       -------------       ---------------

                                                                                       CHANGE DURING 2011
                                                                        ORDINARY             CAPITAL              TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Admission calculation components Para.10.a., 10.b. and 10.c.:
 (a) Admitted pursuant to para. 10.a. carryback period                         $ --                $ --                 $ --
 (b) Admitted pursuant to para. 10.b. (lesser of I or ii)                (5,162,632)         (4,568,000)          (9,730,632)
 (c) Para. 10.b.i. DTA's realized within one year                       287,339,000          (4,568,000)         282,771,000
 (d) Para. 10.b.ii. 10% surplus limitation                                      XXX                 XXX           (9,730,632)
 (e) Admitted pursuant to para. 10.c. offset against DTLs               257,263,227                  --          257,263,227
                                                                     --------------       -------------       --------------
 (f) Total admission per para. 10.a., 10.b. and 10.c.                  $252,100,595         $(4,568,000)        $247,532,595
Admission calculation components para.10.e.:
 (g) Para. 10.e.i. additional carryback period                                 $ --                $ --                 $ --
 (h) Additional admitted pursuant to para. 10.e.ii. (lesser of a or
  b)                                                                     (4,865,316)                 --           (4,865,316)
 (i) Para. 10.e.ii.a. additional DTA's realized within three years      152,716,632                  --          152,716,632
 (j) Para. 10.e.ii.b. additional surplus limitation                             XXX                 XXX           (4,865,316)
 (k) Additional admitted pursuant to para. 10.e.iii. offset against
  DTL's                                                                          --                  --                   --
                                                                     --------------       -------------       --------------
 (l) Total Admission per Para. 10.e.                                    $(4,865,316)               $ --          $(4,865,316)
                                                                     --------------       -------------       --------------
Used in para. 10.d.:
 (m) Total adjusted capital                                                     XXX                 XXX          $36,342,561
 (n) Authorized control level                                                   XXX                 XXX           18,012,265

                                                                                            CHANGE DURING 2011
                                                                          ORDINARY                 CAPITAL              TOTAL
                                                                          PERCENT                  PERCENT             PERCENT
---------------------------------------------------------------------------------------------------------------------------------
Impact of tax planning strategies:
 (a) Adjusted gross DTAs (% of total adjusted gross DTAs)                         0%                   0%                  0%
 (b) Net admitted adjusted gross DTAs (% of total net admitted
  adjusted gross DTAs)                                                            6%                  (1)%                 5%

                                                                                      CHANGE DURING 2011
                                                                     ORDINARY             CAPITAL                TOTAL
---------------------------------------------------------------------------------------------------------------------------------
SSAP 10R, para. 10.a, 10.b, and 10.c.:
 (a) Admitted DTA                                                    $(5,162,632)        $(4,568,000)            $(9,730,632)
 (b) Admitted assets                                                         XXX                 XXX          (5,864,078,187)
 (c) Adjusted statutory surplus                                              XXX                 XXX            (116,496,982)
 (d) Total adjusted capital from DTAs                                        XXX                 XXX              (9,730,632)
Increases due to SSAP No. 10R, para. 10.e.:
 (e) Admitted deferred tax assets                                    $(4,865,316)               $ --             $(4,865,316)
 (f) Admitted assets                                                         XXX                 XXX              (4,865,316)
 (g) Statutory surplus                                                       XXX                 XXX              (4,865,316)

The Company has elected to admit DTA pursuant to para. 10.e. of SSAP No. 10R for both the years ending December 31, 2011 and 2010.

B.  DTLs are not recognized for the following amounts:

     Not applicable

C. 1.The components of current income tax expense are as follows:

                                                2011              2010                  2009
-------------------------------------------------------------------------------------------------------
Federal taxes before capital gains, NOL,
 and AMT                                        $87,215,151     $233,037,991          $611,745,947
Foreign taxes                                            --               --                    --
NOL limitation/utilization                               --      (91,111,901)         (219,123,083)
Alternative minimum tax                                  --        2,399,043                    --
Prior period adjustments                         27,853,194     (209,820,488)           54,085,058
                                          -----------------  ---------------       ---------------
      TOTAL CURRENT FEDERAL INCOME TAXES
                                INCURRED     $115,068,345 $     $(65,495,355)         $446,707,922
                                          -----------------  ---------------       ---------------

2.The main components of the period end deferred tax amounts and the change in those components are as follows:

                                                2011                   2010                 CHANGE
------------------------------------------------------------------------------------------------------------
DTA: ORDINARY
  Reserves                                    $817,813,096           $397,745,905          $420,067,191
  Tax deferred acquisition costs               266,456,659            274,393,125            (7,936,466)
  Employee benefits                              5,054,636              6,406,839            (1,352,203)
  Bonds and other investments                  281,153,876            241,902,420            39,251,456
  State taxes                                           --                     --                    --
  NOL/min tax credit/foreign tax credits       190,524,387            156,094,265            34,430,122
  Unrealized ordinary gains/(losses)                    --             33,547,041           (33,547,041)
  Other                                         12,300,331             13,852,424            (1,552,093)
                                          ----------------       ----------------       ---------------
                  SUBTOTAL: DTA ORDINARY     1,573,302,985          1,123,942,019           449,360,966
   Ordinary statutory valuation
    allowance                                           --                     --                    --
                                          ----------------       ----------------       ---------------
       TOTAL ADJUSTED GROSS ORDINARY DTA     1,573,302,985          1,123,942,019           449,360,966
                                          ----------------       ----------------       ---------------
   Nonadmitted ordinary DTA                    326,583,260            124,457,573           202,125,687
                                          ----------------       ----------------       ---------------
   Admitted ordinary DTA                     1,246,719,725            999,484,446           247,235,279
                                          ----------------       ----------------       ---------------
DTA: CAPITAL
  Bonds and other investments                   20,282,441            108,023,027           (87,740,586)
  Unrealized gains/losses                      156,746,247             48,525,647           108,220,600
                                          ----------------       ----------------       ---------------
                   SUBTOTAL: DTA CAPITAL       177,028,688            156,548,674            20,480,014
   Capital statutory valuation allowance                --                     --                    --
                                          ----------------       ----------------       ---------------
        TOTAL ADJUSTED GROSS CAPITAL DTA       177,028,688            156,548,674            20,480,014
   Nonadmitted capital DTA                     171,377,688            146,329,674            25,048,014
                                          ----------------       ----------------       ---------------
   Admitted capital DTA                          5,651,000             10,219,000            (4,568,000)
                                          ----------------       ----------------       ---------------
                      TOTAL ADMITTED DTA    $1,252,370,725         $1,009,703,446          $242,667,279
                                          ----------------       ----------------       ---------------
DTL: ORDINARY
  Bonds and other investments                $(174,246,402)         $(242,823,242)          $68,576,840
  Unrealized Ordinary Gains/Losses            (360,418,791)                    --          (360,418,791)
  Deferred and uncollected                     (24,610,814)           (23,194,408)           (1,416,406)
  Reserves                                    (154,167,836)          (176,329,997)           22,162,161
  Other                                         (9,109,656)           (22,942,625)           13,832,969
                                          ----------------       ----------------       ---------------
                TOTAL GROSS ORDINARY DTL      (722,553,499)          (465,290,272)         (257,263,227)
                                          ----------------       ----------------       ---------------
DTL: CAPITAL
  Investment related                                    --                     --                    --
  Other                                                 --                     --                    --
                                          ----------------       ----------------       ---------------
                 TOTAL GROSS CAPITAL DTL                --                     --                    --
                                          ----------------       ----------------       ---------------
                      TOTAL ADJUSTED DTA     1,750,331,673          1,280,490,693           469,840,980
                               TOTAL DTL      (722,553,499)          (465,290,272)         (257,263,227)
                                          ----------------       ----------------       ---------------
                  NET ADJUSTED DTA/(DTL)    $1,027,778,174           $815,200,421          $212,577,753
                                          ----------------       ----------------       ---------------
Adjust for the change in deferred tax on
 unrealized gains/(losses)                                                                  285,745,232
Adjust for the stock compensation
 transfer                                                                                     1,286,037
Other adjustments                                                                                    --
                                                                                        ---------------
Adjusted change in net deferred income
 tax                                                                                       $499,609,022
                                                                                        ---------------

D.  Reconciliation of federal income tax rate to actual effective tax rate:

     The sum of the income tax incurred and the change in the DTA/DTL is different from the result obtained by applying the statutory federal income tax rate to the pretax income. The significant items causing this difference are as follows:

                                                  2011
                                                        % OF PRE-TAX
                                                           INCOME
                                 TAX EFFECT            $(732,529,932)
--------------------------------------------------------------------------
Statutory tax -- 35%            $(256,385,476)                  35.00%
Tax preferred investments         (91,500,000)                  12.49%
Affiliated dividends              (25,714,500)                   3.51%
IMR Adjustments                            --                    0.00%
All other                            (683,314)                   0.09%
                               --------------          --------------
   TOTAL STATUTORY INCOME TAX   $(374,283,290)                  51.09%
                               --------------          --------------
Federal and foreign income
 taxes incurred                  $115,068,345                  (15.71)%
Federal income tax on net
 capital gains                     10,257,387                   (1.40)%
Change in net deferred assets
 to aggregate write-ins                    --                    0.00%
Change in net deferred income
 taxes                           (499,609,022)                  68.20%
                               --------------          --------------
   TOTAL STATUTORY INCOME TAX   $(374,283,290)                  51.09%
                               --------------          --------------

                                               2010                                     2009
                                                    % OF PRE-TAX                              % OF PRE-TAX
                                                       INCOME                                    INCOME
                                TAX EFFECT           $39,421,066       TAX EFFECT            $2,854,257,293
-----------------------------  --------------------------------------------------------------------------------
Statutory tax -- 35%            $13,797,373               35.00%       $998,990,053                 35.00%
Tax preferred investments       (92,800,000)            (235.41)%       (97,710,060)                (3.42)%
Affiliated dividends            (49,000,000)            (124.30)%                --                  0.00%
IMR Adjustments                  18,491,508               46.91%                 --                  0.00%
All other                        21,947,331               55.68%        (31,173,685)                 1.09%
                               ------------          ----------       -------------          ------------
   TOTAL STATUTORY INCOME TAX  $(87,563,788)            (222.12)%      $870,106,308                 30.48%
                               ------------          ----------       -------------          ------------
Federal and foreign income
 taxes incurred                $(65,495,355)            (166.14)%      $446,707,922                 15.66%
Federal income tax on net
 capital gains                   24,972,650               63.35%         (1,061,661)                (0.04)%
Change in net deferred assets
 to aggregate write-ins                  --                0.00%                 --                  0.00%
Change in net deferred income
 taxes                          (47,041,083)            (119.33)%       424,460,047                 14.87%
                               ------------          ----------       -------------          ------------
   TOTAL STATUTORY INCOME TAX  $(87,563,788)            (222.12)%      $870,106,308                 30.48%
                               ------------          ----------       -------------          ------------

E. 1. At December 31, 2011, the Company had $0 of net operating loss carryforward and $33,607,581 of foreign tax credit carryforward.

2. The amount of federal income taxes incurred in the current year and prior year that will be available for recoupment in the event of future net losses are:

2011                                                              $ --
2010                                                              $ --
2009                                                              $ --

3. The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2011.

F. 1. The Company's federal income tax return is consolidated within The Hartford's consolidated federal income tax return. The consolidated federal income tax return includes the following entities:

The Hartford Financial Services Group, Inc. (Parent)   Federal Trust Corporation
Hartford Holdings, Inc.                                Hartford Integrated Technologies, Inc.
Nutmeg Insurance Company                               Business Management Group, Inc.
Heritage Holdings, Inc.                                Hartford Underwriters General Agency, Inc.
Hartford Fire Insurance Company                        Hartford of Texas General Agency, Inc.
Hartford Accident and Indemnity Company                Nutmeg Insurance Agency, Inc.
Hartford Casualty Insurance Company                    Hartford Lloyd's Corporation
Hartford Underwriters Insurance Company                1st AgChoice, Inc.
Twin City Fire Insurance Company                       ClaimPlace, Inc.
Pacific Insurance Company, Ltd.                        Access CoverageCorp, Inc.
Trumbull Insurance Company                             Access CoverageCorp Technologies, Inc.
Hartford Insurance Company of Illinois                 Hartford Casualty General Agency, Inc.
Hartford Insurance Company of the Midwest              Hartford Fire General Agency, Inc.
Hartford Insurance Company of the Southeast            Hartford Strategic Investments LLC
Hartford Lloyd's Insurance Company                     Hartford Life, Inc.
Property & Casualty Insurance Co. of Hartford          Hartford Life and Accident Insurance Company
Sentinel Insurance Company, Ltd.                       Hartford Life International Ltd.
First State Insurance Company                          Hartford Equity Sales Company, Inc.
New England Insurance Company                          Hartford-Comprehensive Employee Benefit Service Co.
New England Reinsurance Corporation                    Hartford Securities Distribution Company, Inc.
Fencourt Reinsurance Company, Ltd.                     The Evergreen Group, Incorporated
Heritage Reinsurance Co., Ltd.                         Hartford Administrative Services Company
New Ocean Insurance Co., Ltd.                          Woodbury Financial Services, Inc.
Hartford Investment Management Co.                     Hartford Life, Ltd.
HARCO Property Services, Inc.                          Hartford Life Alliance, LLC
Four Thirty Seven Land Company, Inc.                   Hartford Life Insurance Company
HRA, Inc.                                              Hartford Life and Annuity Insurance Company
HRA Brokerage Services. Inc.                           Hartford International Life Reassurance Corp.
Hartford Technology Services Company                   Hartford Hedge Fund Company, LLC
Ersatz Corporation                                     American Maturity Life Insurance Company
Federal Trust Bank                                     Champlain Life Reinsurance Company
Federal Trust Mortgage Company                         White River Life Reinsurance Company

  2.   Federal Income Tax Allocation

       The Company is included in the consolidated federal income tax return of The Hartford and its includable subsidiaries. Estimated tax payments are made quarterly, at which time intercompany tax settlements are made. In the subsequent year, additional settlements are made on the unextended due date of the return and at the time that the return is filed. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

6. REINSURANCE

The amount of reinsurance recoverables from and payables to affiliated and unaffiliated reinsurers were $27,899,817 and $200,232,730 respectively, as of December 31, 2011 and $30,695,750 and $263,290,073 respectively, as of December 31, 2010.

The effect of reinsurance as of and for the years ended December 31 is summarized as follows:

                                                        DIRECT            ASSUMED             CEDED                    NET
---------------------------------------------------------------------------------------------------------------------------------
2011
Aggregate reserves for future benefits               $10,948,992,648    $5,217,901,345    $(4,953,576,011)        $11,213,317,982
Policy and contract claim liabilities                     77,162,981         9,362,396        (38,432,611)             48,092,766
Premium and annuity considerations                     2,478,347,638       327,157,421     (1,404,362,300)          1,401,142,759
Death, annuity, disability and other benefits            541,731,135       421,610,418       (251,193,984)            712,147,569
Surrenders and other fund withdrawals                  8,945,267,166       260,269,537     (8,873,703,048)            331,833,655

\

                                                       DIRECT           ASSUMED             CEDED                     NET
---------------------------------------------------------------------------------------------------------------------------------
2010
Aggregate reserves for future benefits              $9,741,574,542    $3,144,059,280     $(4,095,902,315)          $8,789,731,507
Policy and contract claim liabilities                   54,934,084        10,325,147         (23,615,797)              41,643,434
Premium and annuity considerations                   2,667,556,144       652,323,718      (2,209,840,036)           1,110,039,826
Death, annuity, disability and other benefits          487,561,170       390,966,382        (172,286,142)             706,241,410
Surrenders and other fund withdrawals                8,302,516,938       209,026,355      (8,228,197,412)             283,345,881

                                                  DIRECT           ASSUMED             CEDED                     NET
---------------------------------------------------------------------------------------------------------------------------------
2009
Aggregate reserves for future benefits         $8,933,879,818    $2,900,085,402     $(3,700,210,296)          $8,133,754,924
Policy and contract claim liabilities              57,230,687         8,119,389         (31,367,442)              33,982,634
Premium and annuity considerations              3,748,791,357       332,506,411     (59,184,582,660)         (55,103,284,892)
Death, annuity, disability and other              414,536,725       348,187,105        (135,525,518)             627,198,312
 benefits
Surrenders and other fund withdrawals           7,148,343,641       295,272,000      (2,041,820,000)           5,401,795,641

A.  EXTERNAL REINSURANCE

The Company cedes insurance to unaffiliated insurers in order to limit its maximum losses. Such agreements do not relieve the Company from its primary liability to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk. The Company had no external reinsurance-related concentrations of credit risk greater than 10% of the Company's capital and surplus.

The Company has a reinsurance agreement under which the reinsurer has a limited right to unilaterally cancel the reinsurance for reasons other than for nonpayment of premium or other similar credits. The estimated amount of aggregate reduction in the Company's surplus of this limited right to unilaterally cancel this reinsurance agreement by the reinsurer for which cancellation results in a net obligation of the Company to the reinsurer, and for which such obligation is not presently accrued is $396,054,980 in 2011, an increase of $161,739,538 from the 2010 balance of $234,315,442. The total amount of reinsurance credits taken for this agreement was $609,315,354 in 2011, an increase of $248,830,058 from the 2010 balance of $360,485,296.

B.  REINSURANCE ASSUMED FROM AFFILIATES

The Company has reinsurance agreements with Hartford Life Insurance K.K. ("HLIKK"), a Japan based affiliate and a wholly owned subsidiary of The Hartford. Under these agreements, HLIKK ceded 100% of its covered risks to the Company. In the second quarter of 2009, HLIKK ceased issuing new business in Japan. As a result, no additional contracts were reinsured by the Company after the second quarter of 2009. The following list describes the reinsurance agreements with HLIKK:

- Effective August 31, 2005, the Company assumed in-force and prospective GMIB riders. Via amendment, effective July 31, 2006, the Company also assumed GMDB on covered contracts that have an associated GMIB rider in force on or after July 31, 2006. GMIB riders issued prior to April 1, 2005 were recaptured, while GMIB riders issued by HLIKK subsequent to April 1, 2005 continue to be reinsured by the Company. Additionally, a tiered premium structure was implemented. In connection with this Reinsurance Agreement, the Company collected premiums of $179,915,572, $160,823,000 and $161,329,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

- Effective September 30, 2007, the Company assumed in-force and prospective "3Win" annuities which bundle guaranteed minimum accumulation benefits ("GMAB"), GMIB and GMDB risks. As a result of capital markets underperformance, 97% of contracts, a total of $3.1 billion, triggered during 2008 and of this amount, $2.0 billion have elected the GMIB payout annuity, while the remainder elected a lump-sum payout. The Company received the additional considerations, net of the first annuity payout, and is paying the associated benefits to HLIKK over the payout period. As a result, in 2009 the Company entered into a funding agreement with HLIC in the amount of $1,468,809,904 for the purpose of funding these payments. The funding agreement calls for scheduled annual payouts on October 31 with interest at 5.16% through 2019. In connection with this reinsurance agreement, the Company collected premiums of $859,383, $824,000 and $11,357,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

- Effective February 29, 2008, the Company assumed certain in-force and prospective GMIB and GMDB riders issued on or after February 1, 2008. In connection with this agreement, the Company collected premiums of $3,559,447, $3,413,000 and $3,398,000 for the years ended December 31, 2011,
    2010 and 2009, respectively.

- Effective October 1, 2008, the Company assumed certain in-force and prospective GMDB riders issued on or after April 1, 2005. In connection with this agreement, the Company collected premiums of $3,044,045, $2,952,000 and $2,772,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

- Effective November 1, 2010, the Company entered into a modified coinsurance ("Modco") reinsurance agreement with an affiliate, Hartford Life Limited ("HLL"), a wholly-owned subsidiary of Hartford Life International, Ltd. where HLL agreed to cede and the Company agreed to assume 100% of the risks associated with GMDB and GMWB riders written by and in-force with HLL. In connection with this agreement as of December 31, 2011 and 2010, the Company recorded a net receivable of $35,984,078 and $21,952,000, respectively, and collected premiums of $10,370,089 and $344,271,000 for the years ended December 31, 2011 and 2010, respectively.

C. REINSURANCE CEDED TO AFFILIATES

Effective October 1, 2009, the Company entered into a Modco and coinsurance with funds withheld reinsurance agreement ("WRR Agreement") with White River Life Reinsurance Company ("WRR"), an affiliated captive insurance company unauthorized in the State of Connecticut. The WRR Agreement provides that the Company will cede, and WRR will assume 100% of the inforce and prospective variable annuities and riders written or reinsured by the Company as summarized below:

-   Direct written variable annuities and the associated GMDB and GMWB riders;

- Variable annuity contract and rider benefits written by HLIKK, which are reinsured to the Company;

- Annuity contracts and associated riders assumed by the Company under unaffiliated assumption reinsurance agreements; and,

- Annuitizations of and certain other settlement options offered under direct annuity contracts.

Under Modco, the assets and liabilities, and under coinsurance with funds withheld, the assets, associated with the reinsured business will remain on the balance sheet of the Company in segregated portfolios, and WRR will receive the economic risks and rewards related to the reinsured business through Modco and funds withheld adjustments.

Effective November 1, 2010, the Company amended the WRR Agreement to cede, on a Modco basis, GMDB and GMWB written by and in force with HLL and assumed by the Company effective November 1, 2010.

In connection with the WRR Agreement for the years ended December 31, 2011, 2010, and 2009, the Company recorded a net receivable/(payable) of $221,498,890, $247,758,000, and ($209,572,000), respectively, with net payables reported within Other liabilities on the Statements of Admitted Assets, Liabilities and Capital and Surplus, Funds held under reinsurance treaties with unauthorized reinsurers of $189,281,081, $237,537,000, and $0, respectively, and paid premiums of $885,985,397, $1,558,884,000, and $58,332,509,000, respectively.

Effective November 1, 2007, the Company entered into a Modco and coinsurance with funds withheld reinsurance agreement with Champlain Life Reinsurance Company ("Champlain Life"), an affiliated captive insurance company unauthorized in the State of Connecticut. Champlain Life uses a third party letter of credit to back a certain portion of its statutory reserves, and this letter of credit has been assigned to the Company in order to provide collateral for the Company to take reinsurance credit under this agreement. The increase in surplus, net of federal income tax, resulting from the reinsurance agreement on the effective date was $194,430,212. This surplus benefit will be amortized into income on a net of tax basis as earnings emerge from the business reinsured, resulting in a net $0 future impact to surplus. The Company reported paid premiums of $209,973,214, $348,509,000 and $567,248,000 for the years ended December 31,
2011, 2010 and 2009, respectively.

7. PREMIUM AND ANNUITY CONSIDERATIONS (DEFERRED AND UNCOLLECTED)

The following table presents premiums and annuity considerations (deferred and uncollected) as of December 31:

                                                            2011                                         2010
                                             GROSS               NET OF LOADING           GROSS               NET OF LOADING
---------------------------------------------------------------------------------------------------------------------------------
TYPE
Ordinary new business                       $3,057,394               $3,574,806          $2,589,472               $2,934,930
Ordinary renewal                            16,480,250               13,986,006          14,839,975               22,578,933
Group life                                      54,208                   35,800              59,652                   41,073
                                         -------------            -------------       -------------            -------------
                                  TOTAL    $19,591,852              $17,596,612         $17,489,099              $25,554,936
                                         -------------            -------------       -------------            -------------

8. RELATED PARTY TRANSACTIONS

Transactions between the Company and its affiliates, relate principally to tax settlements, reinsurance, insurance coverages, rental and service fees, capital contributions and payments of dividends. Investment management fees were charged by

Hartford Investment Management Company and are a component of net investment income. Substantially all general insurance expenses related to the Company, including rent and benefit plan expenses, are initially paid by the affiliate Hartford Fire Insurance Company.

Direct expenses are allocated using specific identification and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization.

At December 31, 2011 and 2010, the Company reported $19,756,182 and $26,596,241, respectively, as a receivable from and $23,109,160 and $45,865,666, respectively, as a payable to parent, subsidiaries, and affiliates. The terms of the written settlement agreements require that these amounts be settled generally within 30 days.

Related party transactions may not be indicative of the costs that would have been incurred on a stand-alone basis. For additional information, see Notes 5, 6, 9 and 12.

Effective September 30, 2009, HLIC contributed the following wholly-owned subsidiaries, including European insurance operations, several broker-dealer entities and investment advisory and service entities to HLAI:

-   Hartford Financial Services, LLC

-   Hartford Life International, Ltd.

-   Woodbury Financial Services, Inc.

The contribution was made to closely align entities with company issuing the business as well as to more efficiently deploy capital across the organization. The contribution increased the Company's statutory surplus on the contribution date by $1,406,075,123.

9. RETIREMENT PLANS, OTHER POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

The Hartford maintains a qualified defined benefit pension plan that covers substantially all employees of the Company. The Hartford also maintains non-qualified pension plans to accrue retirement benefits in excess of Internal Revenue Code limitations. These plans shall be collectively referred to as the "Pension Plans."

For the years ended December 31, 2011, 2010 and 2009, the Company incurred expense related to the Pension Plans of $18,704,662, $15,265,680 and $19,400,102, respectively, related to the allocation of the net periodic benefit cost, benefit payments and funding to the Pension Plans.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees of the Company. The Hartford's contribution for health care benefits will depend upon the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap for certain retirees which limits average company contributions. The Hartford has prefunded a portion of the health care obligations through a trust fund where such prefunding can be accomplished on a tax effective basis. Effective January 1, 2002, company-subsidized retiree medical, retiree dental and retiree life insurance benefits were eliminated for employees with original hire dates with the Company on or after January 1, 2002. For the years ended December 31, 2011, 2010 and 2009, the Company incurred expense related to the other postretirement benefit plans of $1,383,478, $1,567,512 and $2,140,490, respectively.

Substantially all employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by The Hartford. In addition, The Hartford allocates a percentage of base salary to the Hartford Investment and Savings Plan for eligible employees. In 2011, employees whose prior year earnings were less than $110,000 received a contribution of 1.5% of base salary and employees whose prior year earnings were more than $110,000 received a contribution of 0.5% of base salary. The cost allocated to the Company for the years ended December 31, 2011, 2010 and 2009 was $4,883,327, $5,756,026 and $5,995,850, respectively.

The Company participates in postemployment plans sponsored by, and included in the financial statements of, Hartford Fire Insurance Company. These plans provide for medical and salary continuance benefits for employees on long-term disability. For the years ended December 31, 2011, 2010, and 2009, the Company was allocated expense under these plans of $664,382, $712,102, and $500,593, respectively. In addition, expense (income) for the Company under this plan was $32,433, ($395,700) and ($391,523) for the years ended December 31, 2011, 2010 and 2009, respectively, resulting from valuation adjustments.

10. CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS

The maximum amount of dividends which can be paid to shareholders by Connecticut domiciled insurance companies, without prior approval of the Connecticut Insurance Commissioner (the "Commissioner"), is generally restricted to the greater of 10% of surplus as of the preceding December 31st or the net gain from operations after dividends to policyholders, federal income taxes and before realized capital gains or (losses) for the previous year. In addition, if any dividend exceeds the insurer's earned surplus, it requires the prior approval of the Commissioner. Dividends are paid as determined by the Board of Directors in accordance with state statutes and regulations, and are not cumulative. In 2011, 2010, and 2009, ordinary dividends of $0, $72,000,000 and $0, respectively, were paid. With respect to dividends to its parent HLIC, the Company's dividend limitation under the holding company laws of Connecticut is $393,143,907 in 2012.

11. SEPARATE ACCOUNTS

The Company maintained Separate Account assets totaling $48,255,070,982 and $58,419,988,303 as of December 31, 2011 and 2010, respectively. The Company utilizes Separate Accounts to record and account for assets and liabilities for particular lines of business. For the current reporting year, the Company recorded assets and liabilities for individual variable annuities, variable life and variable universal life product lines into a Separate Account.

The Separate Account classifications are supported by state statute and are in accordance with the domiciliary state procedures for approving items within the Separate Account. Separate Account assets are segregated from other investments and reported at fair value. Some assets are considered legally insulated whereas others are not legally insulated from the General Account. As of December 31, 2011 and 2010, the Company's Separate Account statement included legally insulated assets of $48,255,070,982 and $58,419,988,303, respectively.

Separate Account liabilities are determined in accordance with prescribed actuarial methodologies, which approximate the market value less applicable surrender charges. The resulting surplus is recorded in the General Account Statements of Operations as a component of Net transfers from Separate Accounts. The Company's Separate Accounts are non-guaranteed, wherein the policyholder assumes substantially all the investment risks and rewards. Investment income (including investment gains and losses) and interest credited to policyholders on Separate Account assets are not separately reflected in the Statements of Operations.

Separate Account fees, net of minimum guarantees, were $1,095,419,763, $1,172,978,000 and $1,165,306,000 for the years ended December 31, 2011, 2010 and 2009, respectively, and are recorded as a component of fee income on the Company's Statements of Operations.

An analysis of the Separate Accounts as of December 31, 2011 is as follows:

                                                            NONINDEXED
                                                            GUARANTEED        NONINDEXED
                                                            LESS THAN         GUARANTEED       NONGUARANTEED
                                                             OR EQUAL         MORE THAN          SEPARATE
                                            INDEXED           TO 4%               4%             ACCOUNTS             TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Premium considerations or deposits for
 the year ended 2011:
                                              $ --             $ --              $ --             $866,204,030       $866,204,030
                                              ----             ----              ----        -----------------  -----------------
Reserves @ year-end:
 For accounts with assets at:
  Fair value                                    --               --                --           47,393,828,472     47,393,828,472
  Amortized cost                                --               --                --                       --                 --
                                              ----             ----              ----        -----------------  -----------------
                         TOTAL RESERVES         --               --                --           47,393,828,472     47,393,828,472
                                              ----             ----              ----        -----------------  -----------------
 By withdrawal characteristics:
  Subject to discretionary withdrawal           --               --                --                       --                 --
  With fair value adjustment                    --               --                --                       --                 --
  At BV without FV adjustment and with
   surrender charge of 5% or more               --               --                --                       --                 --
  At fair value                                 --               --                --           47,285,004,026     47,285,004,026
  At BV without FV adjustment and with
   surrender charge of less than 5%             --               --                --                       --                 --
                                              ----             ----              ----        -----------------  -----------------
                               SUBTOTAL         --               --                --           47,285,004,026     47,285,004,026
  Not subject to discretionary
   withdrawal                                   --               --                --              108,824,446        108,824,446
                                              ----             ----              ----        -----------------  -----------------
                                  TOTAL       $ --             $ --              $ --          $47,393,828,472    $47,393,828,472
                                              ----             ----              ----        -----------------  -----------------

Below is the reconciliation of Net transfers from Separate Accounts as of December 31,

                                                                    2011                   2010                   2009
---------------------------------------------------------------------------------------------------------------------------------
Transfer to Separate Accounts                                     $866,204,030         $1,066,846,000         $1,658,014,000
Transfer from Separate Accounts                                 (8,302,354,037)        (7,208,445,000)        (5,464,863,000)
                                                              ----------------       ----------------       ----------------
Net transfer from Separate Accounts                             (7,436,150,007)        (6,141,599,000)        (3,806,849,000)
Internal exchanges and other Separate Account activity             (10,460,311)            (2,822,000)              (672,000)
                                                              ----------------       ----------------       ----------------
Transfer from Separate Accounts on the Statements of
 Operations                                                    $(7,446,610,318)       $(6,144,421,000)       $(3,807,521,000)
                                                              ----------------       ----------------       ----------------

12.  COMMITMENTS AND CONTINGENT LIABILITIES

(A) LITIGATION

The Company is or may become involved in various legal actions, some of which assert claims for substantial amounts. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for estimated losses and costs of defense, will not be material to the financial condition of the Company.

MUTUAL FUND FEES LITIGATION -- In October 2010, a derivative action was brought on behalf of six Hartford retail mutual funds in the United States District Court for the District of Delaware, alleging that Hartford Investment Financial Services, LLC ("HIFSCO"), an indirect subsidiary of the Company, received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. In February 2011, a nearly identical derivative action was brought against HIFSCO in the United States District Court for the District of New Jersey, on behalf of six additional Hartford retail mutual funds. Both actions were assigned to the Honorable Renee Marie Bumb, a judge in the District of New Jersey who was sitting by designation with respect to the Delaware action. Plaintiffs in each action seek to rescind the investment management agreements and distribution plans between HIFSCO and the Hartford mutual funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation HIFSCO received. In addition, plaintiffs in the New Jersey action seek recovery of lost earnings. HIFSCO moved to dismiss both actions and, in September 2011, the motions to dismiss were granted in part and denied in part, with leave to amend the complaints. In November 2011, a stipulation of voluntary dismissal was filed in the Delaware action and plaintiffs in the New Jersey action filed an amended complaint on behalf of six Hartford mutual funds, seeking the same relief as in their original complaint. HIFSCO disputes the allegations and has filed a partial motion to dismiss.

(B) GUARANTY FUNDS

In all states, insurers licensed to transact certain classes of insurance are required to become members of a guaranty fund. In most states, in the event of the insolvency of an insurer writing any such class of insurance in the state, members of the funds are assessed to pay certain claims of the insolvent insurer. A particular state's fund assesses its members based on their respective written premiums in the state for the classes of insurance in which the insolvent insurer was engaged. Assessments are generally limited for any year to one or two percent of premiums written per year, depending on the state.

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company paid guaranty fund assessments of approximately $777,869, $166,851 and $(18,677) in 2011, 2010 and 2009 respectively, of which
$694,413, $34,365 and $497,971 in 2011, 2010 and 2009 respectively, increased the creditable amount against premium taxes. The Company has a guaranty fund receivable of $3,433,408 and $2,738,995 as of December 31, 2011 and 2010,
respectively.

(C) LEASES

As discussed in Note 8, transactions with The Hartford include rental facilities and equipment. Rent paid by the Company to The Hartford for its share of space occupied and equipment used by The Hartford's life insurance companies was $8,039,174, $6,941,575 and $9,704,610 in 2011, 2010 and 2009, respectively.
Future minimum rental commitments are as follows:

2012                               $6,479,417
2013                                5,052,469
2014                                3,455,785
2015                                2,547,414
2016                                1,883,930
Thereafter                          2,957,552
                                -------------
Total                             $22,376,567
                                -------------

The principal executive office of the Company, together with its parent and other life insurance affiliates, is located in Simsbury, Connecticut. The Company's allocated rental expense was recognized on a level basis over the term of the primary sublease for the facility located in Simsbury, Connecticut, which expired on December 31, 2009, and amounted to $0, $0 and $5,282,511 in 2011, 2010 and 2009, respectively. In the first quarter of 2010, the Company's indirect parent, Hartford Life and Accident Insurance Company, purchased its headquarters property for $46 million.

(D) TAX MATTERS

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") as part of The Hartford's consolidated tax return. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2009 commenced during 2010 and is expected to conclude by the end of 2012, with no material impact on the consolidated financial condition or results of operations. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

The Company's unrecognized tax benefits are settled with the parent consistent with the terms of the tax sharing agreement described above in Note 5.

The Separate Account dividend received deduction ("DRD") is estimated for the current year using information from the most recent return, adjusted for current year equity market performance and other appropriate factors, including estimated levels of corporate dividend payments and level of policy owner equity account balances. The actual current year DRD can vary from estimates based on, but not limited to, changes in eligible dividends received in the mutual funds, amounts of distributions from these mutual funds, amounts of short-term capital gains at the mutual fund level and the Company's taxable income before the DRD. The Company recorded benefits of $119,417,997, $88,631,465 and $113,430,502 related to the Separate Account DRD for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts included benefits (charges) related to prior years' tax returns of $938,384, $(4,168,534) and $15,720,441 in 2011, 2010
and 2009, respectively. In addition, the 2011 DRD benefit includes $26,979,613 tax benefit recorded as a result of a resolution of a tax matter with the IRS for the computation of the DRD for the years 1998, 2000 and 2001.

In Revenue Ruling 2007-61, issued on September 25, 2007, the IRS announced its intention to issue regulations with respect to certain computational aspects of the DRD on Separate Account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54, issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. No regulations have been issued to date. Any regulations that the IRS may ultimately propose for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown, but they could result in the elimination of some or all of the Separate Account DRD tax benefit that the Company receives. Management believes that it is highly likely that any such regulations would apply prospectively only.

The Company receives a foreign tax credit for foreign taxes paid including payments from its Separate Account assets. This credit reduces the Company's U.S. tax liability. The Separate Account foreign tax credit is estimated for the current year using information from the most recent filed return, adjusted for the change in the allocation of Separate Account investments to the international equity markets during the current year. The actual current year foreign tax credit can vary from the estimates due to actual foreign tax credits passed through from the mutual funds. The Company recorded benefits of $6,751,856, $2,396,560 and $11,125,000 related to Separate Account foreign tax credit in the years ended December 31, 2011, 2010 and 2009, respectively. These amounts included benefits (charges) related to prior years' tax returns of $424,481, $(3,504,251) and $1,541,000 in 2011, 2010 and 2009, respectively.

(E) FUNDING OBLIGATION

At December 31, 2011, the Company had outstanding commitments totaling $124,071,000 of which $4,821,000 is committed to fund limited partnership investments. These capital commitments can be called by the partnership during the commitment period (on average 2 to 4 years) to fund working capital needs or to purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. The remaining $119,250,000 of outstanding commitments is related to various private placement and mortgage loan commitments with commitment periods that expire in less than one year.

13.  CORRECTION OF ERRORS

In 2010, the Company reviewed its approach with regard to the calculation of the deferred premium asset ("DPA"), utilizing guidance provided by New York Circular No. 11 (2010). As a result of this review, the Company determined that it had overstated the DPA as a result of using statutory net valuation premium for policies with a deficiency reserve where gross premium should have been used as a basis for establishing the DPA as guided by SSAP No. 51 (Life Contracts). This method was the outcome of a 1997 State of Connecticut audit. The Company also had not reflected ceded DPA amounts nor established an asset for prepaid reinsurance amounts as guided in SSAP No. 61 (Life, Deposit-Type and Accident and Health Reinsurance).

The Company recorded an adjustment to "Capital and Surplus" of $(7,208,000) in 2010 representing the cumulative effect of this change in calculation and accounting for the DPA. The adjustment to "Capital and Surplus" was recorded in "Unassigned Funds" as follows: $14,571,000 in "Change in nonadmitted assets" and $(21,779,000) in "Correction of prior year error." The change in calculation and accounting had an immaterial effect on the Company's net income for the year ended December 31, 2009, and in 2010 and 2011 decreased net income by approximately $1,973,000 and $0, respectively. The effect was immaterial to the Company's Assets, Liabilities and Capital and Surplus for the periods ending December 31, 2010 and 2011.

14.  SALES OF AFFILIATES

On November 23, 2009, the Company entered into a Share Purchase Agreement to sell its joint venture interest in ICATU Hartford Seguros, S.A. ("IHS"), its Brazilian insurance operation, to its partner, ICATU Holding S.A., for $135,000,000. The transaction closed in 2010, and the Company received cash proceeds of $130,000,000, net of capital gains tax withheld of $5,000,000. As a result of the Share Purchase Agreement, the Company recorded an asset impairment charge of $44,000,000 after-tax in 2009, net of unrealized capital gains and foreign currency translation adjustments, in net realized capital losses.

During the fourth quarter of 2010, the Company completed the sales of its indirect wholly-owned subsidiaries Hartford Investments Canada Corporation ("HICC") and Hartford Advantage Investment, Ltd. ("HAIL"). The Company received cash proceeds of $19,704,000 for the sale of HICC and $20,043,000 for the sale of HAIL.

15.  RECONCILIATION OF AMOUNTS TO THE ANNUAL STATEMENTS, AS FILED

The following table presents the reclassification of the SSAP 10R adoption impact from unassigned funds to aggregate write-ins for other than special surplus funds reported on page 3, Liabilities, Surplus and Other Funds, of the 2010 and 2009 Annual Statements, as filed:

                                     AGGREGATE
                                   WRITE-INS FOR
                                     OTHER THAN
                                  SPECIAL SURPLUS           UNASSIGNED            TOTAL CAPITAL
(AMOUNTS IN THOUSANDS)                 FUNDS                  FUNDS                AND SURPLUS
----------------------------------------------------------------------------------------------------
DECEMBER 31, 2009
Per Page 3 of Annual Statement         $189,963              $1,003,929              $4,085,601
 Reclassification for SSAP 10R
  Adoption                              266,358                (266,358)                     --
                                     ----------            ------------            ------------
Per the accompanying financial
 statements                            $456,321                $737,571              $4,085,601
                                     ----------            ------------            ------------

The following table presents the reclassification of capital received by the Company to establish WRR on page 5, Cash Flow, of the 2010 and 2009 Annual Statements, as filed:

                                                                                CAPITAL AND            NET CASH
                                       COST OF                                    PAID IN                FROM
                                     INVESTMENTS            NET CASH           SURPLUS, LESS        FINANCING AND
                                     ACQUIRED --              FROM               TREASURY           MISCELLANEOUS
(AMOUNTS IN THOUSANDS)                  STOCK              INVESTMENTS             STOCK               SOURCES
---------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2009
Per Page 5 of Annual Statement        $(1,124,386)             $43,065            $(213,938)             $590,366
 Receipt of WRR                          (700,000)            (700,000)             700,000               700,000
                                    -------------          -----------          -----------          ------------
Per the accompanying financial
 statements                           $(1,824,386)           $(656,935)             486,062            $1,290,366
                                    -------------          -----------          -----------          ------------

16.  SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2011, through the financial statement issuance date of April 9, 2012. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

On March 21, 2012, the Company's ultimate parent, The Hartford, announced that it has decided to focus on its property and casualty, group benefits and mutual funds businesses. As a result, The Hartford will cease selling its individual annuity products in the second quarter of 2012. In addition, The Hartford is pursuing sales or other strategic alternatives for its individual life, retirement plans and Woodbury Financial Services businesses.

                                     PART C

                               OTHER INFORMATION

ITEM 26.  EXHIBITS

(a)           Resolution of the Board of Directors of Hartford Life and Annuity
              Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)
(b)           Not Applicable.
(c)           Principal Underwriting Agreement.(2)
(d)           Form of Flexible Premium Variable Life Insurance Policy.
(d)    (1)    Accidental Death Benefit Rider
       (2)    Child Insurance Rider
       (3)    Cost of Living Adjustment Rider
       (4)    Deduction Amount Waiver Rider
       (5)    Disability Access Rider
       (6)    Guaranteed Minimum Accumulation Benefit Rider
       (7)    Guaranteed Paid-Up Death Benefit Rider
       (8)    LifeAccess Accelerated Benefit Rider
       (9)    Longevity Access Rider (Guaranteed Minimum Withdrawal Benefit)
       (10)   Overloan Protection Rider
       (11)   Term Insurance Rider
       (12)   Waiver of Specified Amount Disability Benefit Rider
(e)           Form of Application for Flexible Premium Variable Life Insurance
              Policies.
(f)           Certificate of Incorporation of Hartford and Bylaws of
              Hartford.(3)
(g)           Reinsurance Contracts.
       (1)    Canada Life Assurance Company
       (2)    Swiss Re Life and Health America
       (3)    Transamerica Financial Life Insurance Company
(h)           Participation Agreements.
       (1)    AllianceBernstein Variable Product Series Fund, Inc.
       (2)    American Funds Insurance Series
       (3)    Fidelity Variable Insurance Products
       (4)    Franklin Templeton Variable Products Trust
       (5)    Hartford Series Fund, Inc. and Hartford Series Fund II, Inc.
       (6)    Invesco Variable Insurance Funds
       (7)    Lord Abbett Series Fund, Inc.
       (8)    MFS Variable Insurance Trust
       (9)    Putnam Variable Trust
       (i)    Guarantee Agreement, between Hartford Life and Accident Insurance
              Company and ITT Hartford Life and Annuity Insurance Company, its
              wholly owned subsidiary, dated as of August 20, 1993 and effective as of August 20, 1993.(4)
       (ii)   Guarantee Agreement, between Hartford Life Insurance Company and
              ITT Hartford Life and Annuity Insurance Company, dated as of May
              23, 1997.(4)
(i)           Not Applicable.
(j)           Not Applicable.
(k)           Opinion and Consent of Lisa M. Proch, Assistant Vice President and
              Assistant General Counsel.
(l)           Actuarial Opinion.
(m)           Calculations.
(n)    (1)    Consent of Deloitte & Touche, LLP.
       (2)    Independent Auditors' Consent.
(o)           No financial statement will be omitted.
(p)           Not Applicable.
(q)           Memorandum describing transfer and redemption procedures.
(r)           Copy of Power of Attorney.

------------

(1) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-61267, on January 23, 1996.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-89990, on May 1, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 333-136545, filed on May 1, 2009.

(4) Incorporated by reference to Post-Effective Amendment No. 9, to the Registration Statement on Form N-4, File No. 333-148565, filed on May 3, 2010.

ITEM 27.  OFFICERS AND DIRECTORS.

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Lydia M. Anderson (1)               Vice President
Ricardo Anzaldua (1)                Assistant Secretary, Senior Vice President
Robert Arena                        Executive Vice President
Thomas S. Barnes                    Vice President
David G. Bedard                     Chief Financial Officer, Senior Vice President, Director*
Beth A. Bombara (1)                 Chief Accounting Officer
John B. Brady                       Actuary, Vice President
David A. Bulin                      Vice President
Thomas A. Campbell                  Actuary, Vice President
Jennifer Centrone                   Vice President
Michael R. Chesman (1)              Senior Vice President
Jared A. Collins (2)                Vice President
Michael Concannon (1)               Executive Vice President
Ellen Conway                        Vice President
Robert A. Cornell                   Actuary, Vice President
Rochelle S. Cummings                Vice President
James Davey                         Executive Vice President
Raymond E. DiDonna (1)              Vice President
George Eknaian                      Senior Vice President
Mark A. Esposito (1)                Senior Vice President
Michael Fish                        Actuary, Vice President
John W. Gallant                     Vice President
Christopher M. Grinnell             Vice President
Richard Guerrini                    Vice President
Christopher J. Hanlon (3)           Senior Vice President
Stephen B. Harris (1)               Vice President
Elizabeth Horvath                   Actuary, Vice President
Penelope A. Hrib (4)                Actuary, Vice President
Charles E. Hunt (1)                 Vice President
Donald C. Hunt (1)                  Assistant Secretary, Vice President
Jeannie M. Iannello (5)             Vice President
Kathleen E. Jorens (1)              Assistant Treasurer, Vice President
Michael Knipper (1)                 Senior Vice President
Alan J. Kreczko (1)                 Executive Vice President, General Counsel
Brian P. Laubacker (6)              Vice President/Regional Sales
David N. Levenson                   Chief Executive Officer, President, Chairman of the Board, Director*
William P. Meaney (3)               Senior Vice President
Thomas Moran (1)                    Director of Taxes, Senior Vice President
Craig D. Morrow                     Appointed Actuary, Vice President
Brian Murphy                        Executive Vice President
Mark J. Niland (3)                  Senior Vice President, Director*
Robert W. Paiano (1)                Treasurer, Senior Vice President, Director*
Brian Pedersen                      Vice President
Colleen B. Pernerewski              Vice President, Chief Compliance Officer of Individual Annuity
Glen-Roberts Pitruzzello (1)        Vice President
Robert E. Primmer                   Senior Vice President
Sharon A. Ritchey                   Executive Vice President
David C. Robinson (1)               Senior Vice President
Beverly L. Rohlik (5)               Assistant Vice President, Chief Compliance Officer of Separate Accounts
Michael J. Roscoe                   Actuary, Senior Vice President
Peter F. Sannizzaro                 Senior Vice President
Laura Santirocco (1)                Assistant Vice President

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Wade A. Seward                      Vice President
Terence Shields (1)                 Assistant Vice President, Corporate Secretary
Mark M. Socha (1)                   Vice President
Martin A. Swanson                   Vice President
Connie Tang (1)                     Actuary, Vice President
Diane E. Tatelman                   Vice President
James P. Van Etten (4)              Vice President
Charles N. Vest                     Actuary, Vice President
Anthony Vidovich (1)                Vice President
James M. Yanosy (1)                 Senior Vice President

------------

Unless otherwise indicated, the principal business address of each of the above individuals is 200 Hopmeadow Street, Simsbury, CT 06089.

*   Denotes Board of Directors.

(1)  Address: One Hartford Plaza, Hartford, CT 06155

(2)  Address: 31 St. James Ave., Suite 600, Boston, MA 02116-4190

(3)  Address: 55 Farmington Avenue, Hartford, CT 06105

(4)  Address: 100 Campus Drive, Florham Park, NJ 07932-1006

(5)  Address: 6820 Wedgwood Road North, Maple Grove, MN 55311-3574

(6)  Address: 12412 Powerscourt Drive, Saint Louis, MO 63131

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors of Hartford.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Filed herein.

ITEM 29:  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

       (a) HESCO acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account VL I

     Hartford Life Insurance Company - Separate Account VL II

     Hartford Life Insurance Company - ICMG Secular Trust Separate Account

     Hartford Life Insurance Company - ICMG Registered Variable Life Separate Account A

     Hartford Life and Annuity Insurance Company - Separate Account VL I

     Hartford Life and Annuity Insurance Company - Separate Account VL II

     Hartford Life and Annuity Insurance Company - ICMG Registered

     Variable Life Separate Account One

     (b) Directors and Officers of HESCO

                                                 POSITIONS AND OFFICES
NAME                                               WITH UNDERWRITER
--------------------------------------------------------------------------------------------
Diane Benken (1)           Chief Financial Officer, Controller/FINOP
Neil S. Chaffee (2)        Vice President/HLPP
Christopher S. Conner (4)  AML Compliance Officer, Chief Compliance Officer
Jeannie M. Iannello (3)    Vice President/ILD Operations
Brian Murphy (1)           President/ILD Business Line Principal, Chief Executive Officer,
                           Chairman of the Board, Director
Robert W. Paiano (5)       Senior Vice President, Treasurer
Robert E. Primmer (1)      Vice President, Director
Stephen A. Roche (1)       Vice President, Director
Cathleen Shine (1)         Secretary

------------

Principal business address of each of the above individuals is:

(1)  200 Hopmeadow Street, Simsbury, CT 06089

(2)  100 Campus Drive, Suite 250, Florham Park, NJ 07932-1006

(3)  6820 Wedgwood Road North, Maple Grove, MN 55311-3574

(4)  1500 Liberty Ridge Drive, Wayne, PA 19087

(5)  One Hartford Plaza, Hartford, CT 06155

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 32.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 33.  REPRESENTATION OF REASONABLENESS OF FEES

     Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 16th day of July, 2012.

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
SEPARATE ACCOUNT VL II
(Registrant)

By:    David N. Levenson*                   *By:   /s/ Lisa M. Proch
       -----------------------------------         -----------------------------------
       David N. Levenson,                          Lisa M. Proch
       President, Chief Executive Officer,         Attorney-In-Fact
       Chairman of the Board and Director*

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
(Depositor)

By:    David N. Levenson*
       -----------------------------------
       David N. Levenson,
       President, Chief Executive Officer,
       Chairman of the Board and Director*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

David G. Bedard, Senior Vice President,
 Chief Financial Officer, and Director*
Beth A. Bombara, Chief Accounting Officer*
David N. Levenson, President,
 Chief Executive Officer,
 Chairman of the Board, and Director*
Mark J. Niland, Senior Vice President,
 and Director*                                                          *By:   /s/ Lisa M. Proch
                                                                               -----------------------------------
Robert W. Paiano, Senior Vice President,                                       Lisa M. Proch
 Treasurer and Director*                                                       Attorney-In-Fact
                                                                        Date:  July 16, 2012

                                 EXHIBIT INDEX

1.1  Form of Flexible Premium Variable Life Insurance Policy.
1.2  Policy Riders
     (a)  Accidental Death Benefit Rider
     (b)  Child Insurance Rider
     (c)  Cost of Living Adjustment Rider
     (d)  Deduction Amount Waiver Rider
     (e)  Disability Access Rider
     (f)  Guaranteed Minimum Accumulation Benefit Rider
     (g)  Guaranteed Paid-Up Death Benefit Rider
     (h)  LifeAccess Accelerated Benefit Rider
     (i)  Longevity Access Rider (Guaranteed Minimum Withdrawal Benefit)
     (j)  Overloan Protection Rider
     (k)  Term Insurance Rider
     (l)  Waiver of Specified Amount Disability Benefit Rider
1.3  Form of Application for Flexible Premium Variable Life Insurance Policy.
1.4  Reinsurance Contracts.
     (a)  Canada Life Assurance Company
     (b)  Swiss Re Life and Health America
     (c)  Transamerica Financial Life Insurance Company
1.5  Participation Agreements.
     (a)  AllianceBernstein Variable Product Series Fund, Inc.
     (b)  American Funds Insurance Series
     (c)  Fidelity Variable Insurance Products
     (d)  Franklin Templeton Variable Products Trust
     (e)  Hartford Series Fund, Inc. and Hartford Series Fund II, Inc.
     (f)  Invesco Variable Insurance Funds
     (g)  Lord Abbett Series Fund, Inc.
     (h)  MFS Variable Insurance Trust
     (i)  Putnam Variable Trust
1.6 Opinion and Consent of Lisa M. Proch, Assistant Vice President and Assistant General Counsel.
1.7  Actuarial Opinion.
1.8  Calculations.
1.9  (a)  Consent of Deloitte & Touche, LLP.
     (b)  Independent Auditors' Consent.
1.10 Memorandum describing transfer and redemption procedures.
1.11 Copy of Power of Attorney.
1.12 Organizational Chart.